 As filed with the Securities and Exchange Commission on January 12, 2001

                                                 Registration No. 333-48858
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        UNITEDHEALTH GROUP INCORPORATED
             (exact name of registrant as specified in its charter)

        Minnesota                     6324               41-1321939
     (state or other           (primary standard        (IRS employer
      jurisdiction         industrial classification identification no.)
    of organization)              code number)

                           UNITEDHEALTH GROUP CENTER
                              9900 BREN ROAD EAST
                          MINNETONKA, MINNESOTA 55343
                                 (952) 936-1300
  (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             David J. Lubben, Esq.
                         General Counsel and Secretary
                           UnitedHealth Group Center
                              9900 Bren Road East
                          Minnetonka, Minnesota 55343
                                 (952) 936-1300
 (name, address, including zip code, and telephone number, including area code, of agent for service)

                                   copies to:
         James D. Alt, Esq.                       J. Craig Walker, Esq.
        Dorsey & Whitney LLP                     Bell, Boyd & Lloyd LLC
       220 South Sixth Street                  Three First National Plaza
    Minneapolis, Minnesota 55402                 70 West Madison Street
           (612) 340-2803                        Chicago, Illinois 60602
         Fax: (612) 340-8738                         (312) 372-1121
                                                   Fax: (312) 372-2098

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of a wholly owned subsidiary of the Registrant with and into Lifemark Corporation, which shall occur as soon as practicable after the Effective Date of this Registration Statement and the satisfaction or waiver of all conditions to closing of such merger.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

                               [LOGO OF LIFEMARK]

Dear Lifemark Stockholders:

   I am pleased to forward the enclosed proxy statement/prospectus regarding an opportunity for Lifemark to merge with a newly formed and wholly owned subsidiary of UnitedHealth Group Incorporated. As a result of the merger, Lifemark will become part of a combined company that is a national leader in forming and operating markets for the delivery of health and well-being services. By becoming part of a much larger health and well-being company, Lifemark's ability to market its services and expand its business is expected to be greatly enhanced. Upon completion of the merger, it is anticipated that Lifemark's operations will be integrated with those of UnitedHealth Group's existing EverCare(R) unit to serve the health and well-being needs of older Americans across the full continuum of care settings.

   In the merger, each share of your Lifemark common stock will be exchanged for either UnitedHealth Group common stock or cash. Unless UnitedHealth Group makes the cash payment election described in the next paragraph below, for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock based on the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day before the closing date of the merger. If the average closing price is:

  . $47.50 or more, for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock equal to $10.55 divided by the average closing price or $56.50, whichever is less;

  . $44.00 or less, and UnitedHealth Group does not make the cash payment election described below, then for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock equal to $10.08 divided by the average closing price; or

  . greater than $44.00, but less than $47.50, for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock equal to between $10.08 and $10.55 (according to a formula described in the proxy statement/prospectus) divided by the average closing price.

   If the average closing price as described above is less than $44.00, UnitedHealth Group may elect to pay cash rather than shares of its own common stock in the merger. If UnitedHealth Group makes this election, you will receive $10.08 in cash per share of Lifemark common stock. UnitedHealth Group common stock is traded on the New York Stock Exchange under the trading symbol "UNH." On January 11, 2001, UnitedHealth Group common stock closed at $55.38 per share. We believe the merger offers significant value to our stockholders.

   UnitedHealth Group effected a two for one split of its common stock on December 22, 2000. The discussion above and, except as otherwise noted, the information presented throughout the proxy statement/prospectus reflect the stock split.

   Before we can merge, holders of a majority of the common stock of Lifemark must vote in favor of the merger proposal. This proposal involves the approval and adoption of the merger agreement related to the merger. Only stockholders who hold shares of Lifemark common stock at the close of business on January 3, 2001, will be entitled to vote at the special meeting. If the requisite Lifemark stockholders approve the merger agreement, the parties intend to close the merger shortly after the special meeting and after all of the conditions to closing the merger are satisfied.

   Your Board of Directors has reviewed and considered the terms and conditions of the merger agreement, has determined that the merger is in the best interests of Lifemark and its stockholders, and has approved the merger agreement. Stephens Inc. has rendered a written opinion dated October 10, 2000 to the effect that, as of such date and based upon and subject to the matters stated in its opinion, the consideration provided for under the merger agreement is fair, from a financial point of view, to our stockholders. The written opinion of Stephens Inc. is attached as Annex C to the proxy statement/prospectus and you should read it carefully and in its entirety.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND MERGER AND RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT AND MERGER.

   The proxy statement/prospectus provides you with detailed information concerning Lifemark, UnitedHealth Group and the merger. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 13 of the proxy statement/prospectus.

   YOUR VOTE IS VERY IMPORTANT. TO VOTE YOUR SHARES, you may use the enclosed proxy card or attend a special stockholders meeting that will be held for this important vote. The special meeting will be held on Thursday, February 8, 2001, at 8:00 a.m., at Lifemark's executive offices located at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

   TO APPROVE AND ADOPT THE MERGER AGREEMENT, YOU MUST VOTE "FOR" THE PROPOSAL BY FOLLOWING THE INSTRUCTIONS STATED ON THE ENCLOSED PROXY CARD. IF YOU DO NOT VOTE AT ALL, YOU WILL, IN EFFECT, HAVE VOTED AGAINST THE PROPOSAL.

   On behalf of the Lifemark board of directors, I thank you for your support and urge you to VOTE FOR APPROVAL of the merger of Lifemark Corporation and UnitedHealth Group Incorporated.

                                          Sincerely,

                                          /s/ Rhonda E. Brede
                                          Rhonda E. Brede
                                          President and Chief Executive
                                           Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF UNITEDHEALTH GROUP COMMON STOCK TO BE ISSUED IN THE MERGER, OR DETERMINED IF THE PROXY
STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

   The proxy statement/prospectus is dated January 16, 2001, and was first mailed to Lifemark stockholders on or about January 19, 2001.

                              LIFEMARK CORPORATION
                             7600 North 16th Street
                                   Suite 150
                             Phoenix, Arizona 85020

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON FEBRUARY 8, 2001

To the Stockholders of Lifemark Corporation:

   We will hold a special meeting of stockholders of Lifemark Corporation at 8:00 a.m., local time, on Thursday, February 8, 2001 at Lifemark's executive offices located at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020, for the following purposes:

  1. To consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger by and among UnitedHealth Group Incorporated, Leo Acquisition Corp. and Lifemark Corporation dated as of October 10, 2000, as amended, which is referred to as the merger agreement in the enclosed documents. Pursuant to the merger agreement, Leo Acquisition Corp. will merge with and into Lifemark, and Lifemark will become a wholly owned subsidiary of UnitedHealth Group. Each outstanding share of Lifemark common stock will be converted into the right to receive either UnitedHealth Group common stock or cash, as described in the attached proxy statement/prospectus.

  2. To transact such other business as may properly come before the special meeting.

   We describe the merger proposal more fully in the proxy statement/prospectus attached to this notice. You are encouraged to read the entire document carefully.

   Only stockholders of record of Lifemark common stock at the close of business on January 3, 2001 are entitled to notice of, and will be entitled to vote at, the special meeting or any adjournment or postponement of the special meeting. Adoption of the merger agreement will require the affirmative vote of Lifemark stockholders representing a majority of the outstanding shares of Lifemark common stock entitled to vote at the special meeting.

   Lifemark stockholders will have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock under applicable provisions of Delaware law only if UnitedHealth Group makes the cash payment election described in the attached proxy statement/prospectus. In order to perfect dissenters' rights, stockholders must give written demand for appraisal of their shares before the taking of the vote on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Delaware statutory provisions is included as Annex D to the attached proxy statement/prospectus and a summary of these provisions can be found under "Appraisal Rights for Lifemark Stockholders" in the attached proxy statement/prospectus.

   Your vote is important. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person.

   You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. If you attend the special meeting you may vote in person even if you returned a proxy.

   Please do not send your stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your stock certificates.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Rhonda E. Brede
                                          Rhonda E. Brede
                                          President and Chief Executive
                                           Officer

Phoenix, Arizona

January 16, 2001

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF UNITEDHEALTH GROUP COMMON STOCK TO BE ISSUED IN THE MERGER, OR DETERMINED IF THE PROXY
STATEMENT/PROSPECTUS ATTACHED HERETO IS ACCURATE OR ADEQUATE. ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                           AVAILABLE INFORMATION

   Lifemark Corporation and UnitedHealth Group Incorporated file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements or other information they file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lifemark and UnitedHealth Group filings with the SEC are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov.

   UnitedHealth Group has filed a registration statement on Form S-4 to register the shares of UnitedHealth Group common stock to be issued to Lifemark stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of UnitedHealth Group as well as the proxy statement of Lifemark for the Lifemark special meeting.

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 16, 2001. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF UNITEDHEALTH GROUP COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                DOCUMENTS INCLUDED AS ANNEXES E, F, G AND H

   UnitedHealth Group has supplied all the information contained in this proxy statement/prospectus relating to UnitedHealth Group and Lifemark has supplied all such information relating to Lifemark. Some of the important business and financial information relating to UnitedHealth Group and Lifemark that you may want to consider in deciding how to vote is not included in the body of this proxy statement/prospectus, but rather is "incorporated by reference" to the documents attached as Annexes E, F, G and H to this proxy statement/prospectus.

   Lifemark's Annual Report on Form 10-K for the fiscal year ended May 31, 2000 is incorporated by reference in this proxy statement/prospectus and provided herewith as Annex E, and its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2000 is incorporated by reference in this proxy statement/prospectus and provided herewith as Annex F.

   UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999 is incorporated by reference in this proxy statement/prospectus and provided herewith as Annex G, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 is incorporated by reference in this proxy statement/prospectus and provided herewith as Annex H.

   The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. Any statement contained in a document incorporated herein shall be deemed to be modified or superseded to the extent that a statement contained in this proxy statement/prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY ARE WE PROPOSING TO MERGE?

A: As a result of the merger, Lifemark will become part of a combined company that is a national leader in forming and operating markets for the delivery of health and well-being services. By becoming part of a much larger health and well-being company, Lifemark's ability to market its services and expand its business is expected to be greatly enhanced. Upon completion of the merger, it is anticipated that Lifemark's operations will be integrated with those of UnitedHealth Group's existing EverCare unit to serve the health and well-being needs of older Americans across the full continuum of care settings.

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A: If the merger is completed and UnitedHealth Group does not make the cash payment election described in the next paragraph, for each share of Lifemark common stock you own you will receive a number of shares of UnitedHealth Group common stock equal to (1) between $10.08 and $10.55 (according to a formula described under "The Merger Agreement--Structure of the Merger and Conversion of Lifemark Common Stock" in the proxy statement/prospectus) (2) divided by the lesser of $56.50 or the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day before the closing date of the merger. UnitedHealth Group will not issue fractional shares of common stock. Instead, in lieu of any fractional share that you would otherwise receive, you will receive cash based on the closing market price of UnitedHealth Group common stock as of the last trading date prior to the effective date of the merger.

   If the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day before the closing date of the merger is $44.00 or less, UnitedHealth Group may elect to have each outstanding share of Lifemark common stock convert into the right to receive cash instead of UnitedHealth Group common stock. If UnitedHealth Group makes such an election, you will receive $10.08 for each share of Lifemark common stock you own. Following the merger, Lifemark's stockholders will no longer own any interest in Lifemark, whether they receive UnitedHealth Group common stock or cash in the merger.

   In addition, each outstanding option to purchase a share of Lifemark common stock will be assumed by UnitedHealth Group and converted into an option to purchase a number of whole shares of UnitedHealth Group common stock determined according to the same formula provided in the merger agreement for the conversion of shares of Lifemark common stock to UnitedHealth Group common stock (unless the cash payment election is made, in which case the exchange ratio will be calculated based on the greater of $40.00 or the average closing price of UnitedHealth Group common stock in the time leading up to the merger), rounded down to the nearest whole number of shares of UnitedHealth Group common stock, with the exercise price adjusted accordingly.

Q:  WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

A: The special meeting is scheduled to take place at 8:00 a.m. local time on Thursday, February 8, 2001 at Lifemark's executive offices located at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

Q:  WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A: Holders of record of Lifemark common stock as of the close of business on January 3, 2001 are entitled to vote at the special meeting. Each stockholder has one vote for each share of Lifemark common stock he or she owns.

Q:  WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?

A: In order for the merger to be approved, holders of a majority of the outstanding Lifemark common stock must vote for the merger. If you do not vote your shares, you will, in effect, have voted against the merger. Certain stockholders of Lifemark, representing approximately 39% of the outstanding shares of Lifemark common stock on the record date, have signed a voting agreement obligating them to vote in favor of the merger.

Q:  WHAT DO I NEED TO DO NOW?

A:Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the special meeting, which will have the same effect as if they had been voted against adoption of the merger agreement.

   Lifemark's board of directors unanimously recommends that Lifemark stockholders vote FOR adoption of the merger agreement.

Q:  DO I NEED TO ATTEND THE SPECIAL MEETING IN PERSON?

A: No. It is not necessary for you to attend the special meeting to vote your shares if Lifemark has previously received your proxy, although you are welcome to attend.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY?

A: You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to Lifemark's corporate secretary before the special meeting, or by attending the special meeting and voting in person.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, UnitedHealth Group will send you instructions explaining how to exchange your shares of Lifemark common stock for the appropriate number of shares of UnitedHealth Group common stock or, if UnitedHealth Group exercises its cash payment election, for cash.

Q:  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We hope to complete the merger shortly after the special meeting and after all of the conditions to closing the merger are satisfied. Because the merger is subject to governmental and third party approvals, however, we cannot predict the exact timing.

Q:  WHAT ARE THE TAX CONSEQUENCES TO ME?

A: If the merger is completed and you receive UnitedHealth Group common stock in exchange for your shares of Lifemark stock, your receipt of shares of UnitedHealth Group common stock generally will not be taxable in the United States. If UnitedHealth Group exercises its cash payment election, your receipt of cash in consideration for the cancellation of your shares of Lifemark common stock generally will be a taxable transaction for federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. You are urged to both carefully consider the discussion in the section entitled "The Merger--Certain Federal Income Tax Considerations" on page 33 of this proxy statement/prospectus and to consult your own tax advisors regarding the specific tax consequences of the merger to you.

Q:  WILL I HAVE APPRAISAL RIGHTS AS A RESULT OF THE MERGER?

A: Only if UnitedHealth Group makes the cash payment election described in the proxy statement/prospectus. In order to exercise your appraisal rights, you must follow the requirements of Delaware law. A copy of the applicable Delaware statutory provisions is included as Annex D to the proxy statement/prospectus and a summary of these provisions can be found under "Appraisal Rights for Lifemark Stockholders" in the attached proxy statement/prospectus.

Q:  WHEN WILL LIFEMARK STOCKHOLDERS RECEIVE THE MERGER CONSIDERATION?

A:The parties expect to complete the merger promptly following the special meeting. However, it is possible that delays could require that the merger be completed at a later time. Following the merger, you will receive instructions on how to receive shares of UnitedHealth Group common stock or cash in exchange for Lifemark common stock. You must return your Lifemark stock certificates as described in the instructions, and you will receive your share of the merger consideration as soon as practicable after Wells Fargo Bank Minnesota, N.A. receives your Lifemark stock certificate. If you hold shares through a brokerage account, your broker will handle the surrender of stock certificates to Wells Fargo Bank.

Q:  WHO CAN I CALL WITH QUESTIONS?

A: If you have any questions about the merger, please call Lifemark Investor Relations at (602) 331-5150. For additional information about UnitedHealth Group, please contact its Investor Relations' Department at (952) 936-1300.

                               TABLE OF CONTENTS

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS....................................  1
MARKET PRICE AND DIVIDEND INFORMATION........................................  11
RISK FACTORS.................................................................  13
  Risks Relating to the Merger...............................................  13
  Risks Relating to UnitedHealth Group.......................................  14
THE SPECIAL MEETING OF LIFEMARK STOCKHOLDERS.................................  20
  Date, Time and Place of the Special Meeting................................  20
  Matters to be Considered at the Special Meeting............................  20
  Record Date and Shares Entitled to Vote....................................  20
  Voting of Proxies; Revocation of Proxies...................................  20
  Vote Required..............................................................  20
  Quorum; Abstentions and Broker Non-Votes...................................  21
  Expenses of Solicitation...................................................  21
  Board Recommendation.......................................................  21
THE MERGER...................................................................  22
  Background of the Merger...................................................  22
  UnitedHealth Group's Reasons for the Merger................................  23
  Lifemark's Reasons for the Merger and Board of Directors Recommendation....  24
  Opinion of Lifemark's Financial Advisor....................................  26
  Completion and Effectiveness of the Merger.................................  29
  Operations Following the Merger............................................  29
  Interests of Certain Persons in the Merger.................................  30
  Indemnification and Insurance..............................................  31
  Lifemark Common Stock Ownership............................................  32
  Regulatory Matters.........................................................  33
  Certain Federal Income Tax Considerations..................................  33
  Accounting Treatment.......................................................  35
  Dissenters' or Appraisal Rights............................................  35
  Restrictions on Sale of Shares by Affiliates of Lifemark and UnitedHealth
   Group.....................................................................  35
  Stock Market Listing.......................................................  35
CERTAIN INFORMATION CONCERNING UNITEDHEALTH GROUP............................  36
  Directors..................................................................  36
  Executives.................................................................  38
  UnitedHealth Group Common Stock Ownership..................................  45
  Certain Relationships and Transactions.....................................  47
THE MERGER AGREEMENT.........................................................  48
  Structure of the Merger and Conversion of Lifemark Common Stock............  48
  Treatment of Lifemark Stock Options........................................  49
  Surrender of Lifemark Stock Certificates...................................  50
  Representations and Warranties.............................................  51
  Concept of Material Adverse Effect.........................................  52
  Lifemark's Conduct of Business before Completion of the Merger.............  52
  No Solicitation of Transactions............................................  53
  Conditions to the Merger...................................................  54

  Termination of the Merger Agreement.....................................   54
  Payment of Fees and Expenses............................................   55
  Amendments, Extension and Waivers.......................................   56
APPRAISAL RIGHTS FOR LIFEMARK STOCKHOLDERS................................   56
COMPARISON OF RIGHTS OF SHAREHOLDERS OF UNITEDHEALTH GROUP AND LIFEMARK...   59
EXPERTS...................................................................   67
LEGAL MATTERS.............................................................   67
FUTURE SHAREHOLDER PROPOSALS..............................................   67
ANNEX A--AGREEMENT AND PLAN OF MERGER BY AND AMONG UNITEDHEALTH GROUP
INCORPORATED, LEO ACQUISITION CORP. AND LIFEMARK CORPORATION
ANNEX B--VOTING AGREEMENT
ANNEX C--FAIRNESS OPINION
ANNEX D--APPRAISAL RIGHTS UNDER SECTION 262 OF THE DELAWARE GENERAL
CORPORATION LAW
ANNEX E--LIFEMARK ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MAY
31, 2000
ANNEX F--LIFEMARK QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD
ENDED NOVEMBER 30, 2000
ANNEX G--UNITEDHEALTH GROUP ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 1999, AS AMENDED TO REFLECT UNITEDHEALTH GROUP'S
TWO FOR ONE STOCK SPLIT WHICH OCCURRED DECEMBER 22, 2000
ANNEX H--UNITEDHEALTH GROUP QUARTERLY REPORT ON FORM 10-Q FOR THE
QUARTERLY PERIOD ENDED SEPTEMBER 30, 2000, AS AMENDED TO REFLECT
UNITEDHEALTH GROUP'S TWO FOR ONE STOCK SPLIT WHICH OCCURRED DECEMBER 22,
2000

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

   This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement, the voting agreement and the fairness opinion, which are attached as Annexes A, B, and C and incorporated herein by reference. In addition, we have incorporated by reference important business and financial information about UnitedHealth Group and Lifemark into this proxy statement/prospectus and have provided such information as Annexes E, F, G and H.

The Companies

Lifemark Corporation

   7600 North 16th Street
   Suite 150
   Phoenix, Arizona 85020
   (602) 331-5100

   Lifemark is a national, diversified health care management organization serving vulnerable, frail, elderly and chronically ill individuals. Within its health plan operations, Lifemark manages the care of more than 200,000 individuals nationally, who consume in excess of $400 million in annual health care expenses. Additionally, over 2,500,000 individuals have access to Lifemark's eldercare consultation and referral center, and over 380,000 people are served through its diversified services division.

   Lifemark's customers include commercial health maintenance organizations ("HMOs"); county, state, and federal agencies; associations of health care providers; large employer groups; area agencies on aging; long term care insurance plans; and individuals. Lifemark seeks to achieve substantial cost savings through implementing innovative, proactive care management strategies customized for each program's unique characteristics.

   Lifemark has signed a letter of intent to purchase the stock of Queen's Health Management Corporation, a subsidiary of The Queen's Health Systems. The transaction remains subject to completion of due diligence, execution of definitive agreements and certain other conditions. If the transaction is completed, Lifemark will acquire two health plans, Queen's Health Care Plan, which serves 90,000 TRICARE military dependents and retirees, and Queen's Hawaii Care, which serves 16,500 participants in the Hawaii Medicaid initiative, Med-QUEST.

   For further information concerning Lifemark, please refer to Lifemark's Annual Report on Form 10-K for the fiscal year ended May 31, 2000, attached hereto as Annex E, and its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2000, attached hereto as Annex F, both of which are incorporated by reference in this proxy statement/prospectus.

UnitedHealth Group Incorporated

   UnitedHealth Group Center
   9900 Bren Road East
   Minnetonka, Minnesota 55343
   (952) 936-1300

   UnitedHealth Group is a national leader in forming and operating markets for the exchange of health and well-being services. In its five primary businesses, UnitedHealth Group provides a broad spectrum of resources to help people improve their health and well-being through all stages of life. These businesses include UnitedHealthcare, which coordinates network-based health and well-being services on behalf of local employers and consumers nationwide; Ovations, which is a business dedicated to advancing the health and well-being goals of Americans in the second half of life, age 50 and older; Uniprise, which is devoted to serving the needs of large organizations; Specialized Care Services, which is comprised of an expanding portfolio of health and well-being companies, each serving a specialized market need with a unique blend of benefits, provider networks, services and resources; and Ingenix, which is a leader in the field of health care data and information, research, analysis and application. While separate, these businesses remain interrelated as part of UnitedHealth Group's health and well-being enterprise. UnitedHealth Group's businesses share customers, and in some instances, use common information systems and have access to shared administrative services.

   Upon completion of the merger, it is anticipated that Lifemark's operations will be integrated with those of the existing EverCare unit within Ovations to create an organization which serves the health and well-being needs of older Americans across the full continuum of care settings. EverCare, which was founded in 1987, has pioneered coordinated care for older Americans living in nursing homes. Upon completion of the merger, the combined operations of Lifemark and EverCare will conduct business in over a dozen states, serving Medicare, Medicaid, and private-pay patients in a variety of care settings, including home, community-based and nursing facilities.

   UnitedHealth Group Incorporated, formerly known as United HealthCare Corporation, is a Minnesota corporation, incorporated in January 1977. For further information concerning UnitedHealth Group, please see "Certain Information Concerning UnitedHealth Group" beginning on page 36 and refer to UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999, attached hereto as Annex G, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, attached hereto as Annex H, both of which are incorporated by reference in this proxy statement/prospectus.

Structure of the Transaction (see page 48)

   Lifemark will merge with Leo Acquisition Corp., a newly formed, wholly owned subsidiary of UnitedHealth Group. Lifemark will be the surviving corporation and will become a wholly owned subsidiary of UnitedHealth Group. Provided that UnitedHealth Group does not exercise its cash payment election described in the last sentence of this paragraph, holders of Lifemark common stock will receive a number of shares of UnitedHealth Group common stock determined by applying a formula contained in the merger agreement and described below under "The Merger Agreement--Structure of the Merger and Conversion of Lifemark Common Stock." Stockholders will receive cash for any fractional shares which they would otherwise receive in the merger. If the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day preceding the closing date of the merger is $44.00 or less, UnitedHealth Group may elect to convert each outstanding share of Lifemark common stock into the right to receive $10.08 in cash rather than shares of UnitedHealth Group common stock.

   In addition, each Lifemark stock option outstanding on the effective date of the merger will be assumed by UnitedHealth Group and converted into an option to acquire a number of shares of UnitedHealth Group common stock equal to the number of shares that were issuable upon exercise of the Lifemark option immediately prior to the effective time of the merger multiplied by the exchange ratio set forth in the merger agreement (unless the cash payment election is made, in which case the exchange ratio will be calculated based on the greater of $40.00 or the average closing price of UnitedHealth Group common stock in the time leading up to the merger), rounded down to the nearest whole number of shares. The per share exercise price of the new UnitedHealth Group option will equal the exercise price per share at which the Lifemark option was exercisable immediately prior to the effective time divided by the exchange ratio set forth in the merger agreement (calculated, if UnitedHealth Group makes the cash payment election, in the same manner described above for determining the number of shares issuable upon exercise of the option), rounded up to the nearest whole cent. After the merger, the other terms and conditions of the UnitedHealth Group option will be substantially the same as the terms and conditions of the Lifemark option immediately before the merger, except that each UnitedHealth Group option issued in exchange for a Lifemark option will be exercisable for the entire remaining term of the option, even if the option holder ceases to be an employee or director of Lifemark or UnitedHealth Group and, pursuant to the terms of the Lifemark options, each previously unvested Lifemark option will be converted into a fully vested UnitedHealth Group option.

Stockholder Approval (see page 20)

   In order for the merger to be completed, holders of a majority of the outstanding shares of Lifemark common stock must approve and adopt the merger agreement. UnitedHealth Group shareholders are not required to approve and adopt the merger agreement and will not vote on the merger.

   You are entitled to cast one vote per share of Lifemark common stock you owned as of January 3, 2001, the record date.

Recommendation of Lifemark's Board of Directors (see page 21)

   After careful consideration, Lifemark's board of directors has unanimously approved the merger agreement and determined that the merger is advisable and in the best interests of Lifemark and its stockholders and recommends that Lifemark stockholders vote FOR approval and adoption of the merger agreement.

Fairness Opinion (see page 26)

   Stephens Inc. has delivered to the Lifemark Board of Directors its opinion, dated October 10, 2000, that the merger consideration is fair to the holders of Lifemark common stock from a financial point of view.

Conditions to the Merger (see page 54)

   The parties' respective obligations to complete the merger are subject to the prior satisfaction or waiver of certain conditions. The following conditions, among others, must be satisfied or waived before the completion of the merger:

  . the merger agreement must be approved and adopted by Lifemark's stockholders;

  . all necessary governmental and other third party consents must be obtained;

  . Lifemark must receive an opinion of its tax counsel to the effect that the merger will qualify as a tax-free reorganization (unless
     UnitedHealth Group makes the cash payment election);

  . certain employees of Lifemark must have entered into employment agreements with UnitedHealth Group;

  . there must have been no developments between the date of the merger agreement and completion of the merger that either had, or with the passage of time would reasonably be expected to have, a material adverse effect on either Lifemark or UnitedHealth Group;

  . UnitedHealth Group must have received resignations from all of Lifemark's directors and officers;

  . The William Gardner Brown GST Trust, established by William G. Brown, a director of Lifemark, must have exercised certain warrants to purchase Lifemark common stock and converted certain notes held by it into Lifemark common stock; and

  . If UnitedHealth Group makes the cash payment election, holders of no more than 10% of outstanding Lifemark stock must have perfected and maintained their appraisal rights.

Termination of the Merger Agreement (see page 54)

   The merger agreement may be terminated by mutual consent, or by either UnitedHealth Group or Lifemark under certain circumstances, at any time before the completion of the merger, including:

  . if the merger is not completed, without the fault of the terminating party, by March 31, 2001;

  . if the Lifemark stockholders do not approve and adopt the merger agreement at the special meeting;

  . if Lifemark commits to or enters into an acquisition proposal from a third party which Lifemark's board of directors determines in good faith to be superior to the terms of the merger with UnitedHealth Group; or

  . If Lifemark or UnitedHealth Group materially breaches any of its representations, warranties, covenants or other agreements made in the merger agreement.

   The merger agreement may also be terminated by UnitedHealth Group if, among other things, Lifemark's board of directors or any of its committees withdraws or modifies, in a manner adverse to UnitedHealth Group, its recommendation of the merger to Lifemark's stockholders, or approves or recommends an acquisition proposal other than the merger with UnitedHealth Group.

Payment of Termination Fee (see page 55)

   Lifemark has agreed to pay UnitedHealth Group a termination fee of $2,000,000 and reimburse UnitedHealth Group for its out-of-pocket expenses if the merger agreement is terminated under certain circumstances described under the heading "The Merger Agreement--Payment of Fees and Expenses."

No Other Negotiations Involving Lifemark (see page 53)

   Lifemark has agreed, subject to limited exceptions, that it will not, whether directly or indirectly, until the merger is completed or the merger agreement is terminated:

  . initiate, solicit or encourage, directly or indirectly, any inquiries concerning, or the making of, any acquisition proposals (as described below);

  . engage or participate in negotiations or discussions with, or furnish any information or data to, or facilitate any inquiries or proposals by, a third party relating to an acquisition proposal; or

  . enter into any agreement with respect to an acquisition proposal or approve an acquisition proposal.

   However, Lifemark may engage in any of these acts otherwise prohibited, other than solicitation, initiation or encouragement of any takeover proposal, if Lifemark's board of directors determines that Lifemark has received an acquisition proposal that is superior, from a financial point of view, to the merger with UnitedHealth Group and also determines that there is a substantial probability that the failure to act on the acquisition proposal would amount to a violation of its fiduciary duties.

   Under the merger agreement, an acquisition proposal is any proposal made by a party other than UnitedHealth Group to acquire 15% or more of the assets, or 15% or more of the outstanding capital stock, of Lifemark or any of its subsidiaries. Lifemark has also agreed to provide UnitedHealth Group with detailed information about any acquisition proposal it receives.

Certain Individuals Have Entered Into a Voting Agreement (see page 20)

   In connection with the merger, certain Lifemark officers and directors who are also stockholders of Lifemark have entered into a voting agreement with UnitedHealth Group. The voting agreement requires, among other things, that these Lifemark stockholders vote all shares of Lifemark common stock beneficially owned by them in favor of adoption of the merger agreement. These Lifemark stockholders were not paid additional consideration in connection with the voting agreement.

   The Lifemark stockholders who entered into the voting agreement collectively held approximately 39% of the outstanding Lifemark common stock as of January 3, 2001.

   You are urged to read the voting agreement in its entirety, a copy of which is attached hereto as Annex B.

Interests of Certain Persons in the Merger (see page 30)

   Certain executive officers and directors of Lifemark have interests in the merger that are different from and in addition to their interests as Lifemark stockholders generally. Six executive officers of Lifemark will execute employment agreements with UnitedHealth Group that provide for certain benefits, including signing bonuses, stock option grants, severance payments and benefits, and debt forgiveness.

U.S. Federal Income Tax Consequences of the Merger (see page 33)

   We have structured the merger so that, in general, Lifemark's stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received by Lifemark stockholders instead of fractional shares of UnitedHealth Group common stock. If UnitedHealth Group exercises its cash payment election, however, your receipt of cash in consideration for the cancellation of your shares of Lifemark common stock will be a taxable transaction for federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. It is a condition to the merger that Lifemark receives a legal opinion to the effect that, as long as UnitedHealth Group does not exercise its cash payment election, the merger will constitute a tax-free reorganization within the meaning of the U.S. Internal Revenue Code. You are urged to both carefully consider the discussion under "The Merger--Certain Federal Income Tax Considerations" beginning on page 33 of this proxy statement/prospectus and to consult your own tax advisors regarding the specific tax consequences of the merger to you.

Accounting Treatment of the Merger (see page 35)

   UnitedHealth Group intends to account for the merger using the purchase method of accounting in accordance with generally accepted accounting principles.

Antitrust Approval (see page 33)

   The merger is subject to U.S. antitrust laws. We have made the required filings with the U.S. Department of Justice and the Federal Trade Commission, and the applicable waiting period was terminated on November 6, 2000. The Department of Justice or the Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before or after its completion.

Restrictions on the Ability to Sell UnitedHealth Group Common Stock (see page
35)

   All shares of UnitedHealth Group common stock you receive in connection with the merger will be freely transferable unless you are considered an "affiliate" of either of Lifemark or UnitedHealth Group for purposes of the Securities Act of 1933, in which case you will be permitted to sell the shares of UnitedHealth Group common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This proxy statement/prospectus does not register the resale of stock held by affiliates.

Dissenters' or Appraisal Rights (see page 35)

   Under Delaware law, you are not entitled to dissenters' or appraisal rights in connection with the merger unless UnitedHealth Group elects to pay cash in lieu of shares of its common stock.

   If you do not wish to accept cash in the amount provided under the merger agreement as payment for your Lifemark shares and UnitedHealth Group makes the cash payment election described in the proxy statement/prospectus, you will have the right under Delaware law to have the fair value of your shares of Lifemark determined by the Delaware Chancery Court. This right to appraisal is subject to a number of restrictions and technical requirements. Generally, in order to exercise your appraisal rights you must:

  . send a written demand to Lifemark for appraisal in compliance with the Delaware General Corporation Law before the vote on the merger;

  .  not vote in favor of the merger; and

  . continuously hold your Lifemark common stock, from the date you make the demand for appraisal through the closing of the merger.

   Merely voting against the merger will not protect your rights to an appraisal, which requires following all the steps provided under Delaware law. Delaware law requirements for exercising appraisal rights are described in further detail beginning on page 56 and are attached as Annex D to this document.

   IF YOU VOTE FOR THE MERGER, YOU WILL WAIVE YOUR RIGHTS TO SEEK APPRAISAL OF YOUR LIFEMARK SHARES UNDER DELAWARE LAW.

Surrender of Stock Certificates (see page 50)

   Following the effective time of the merger, UnitedHealth Group will cause a letter of transmittal to be mailed to all holders of Lifemark common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned as instructed in the letter of transmittal.

Certain Effects of the Merger (see page 59)

   Upon consummation of the merger, Lifemark stockholders will become shareholders of UnitedHealth Group. The internal affairs of UnitedHealth Group are governed by the Minnesota Business Corporation Act and UnitedHealth Group's restated articles of incorporation and bylaws. The merger will result in certain differences in the rights of Lifemark stockholders. See "Comparison of Rights of Shareholders of UnitedHealth Group and Lifemark."

Forward-Looking Statements in this Proxy Statement/Prospectus

   This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 13 of this proxy statement/prospectus.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                       OF UNITEDHEALTH GROUP INCORPORATED

   The following table summarizes selected consolidated historical financial data of UnitedHealth Group. The financial data for the years ended December 31, 1999, 1998 and 1997 and as of December 31, 1999 and 1998 was derived from the audited consolidated financial statements of UnitedHealth Group incorporated by reference in this proxy statement/prospectus. The financial data for the years ended December 31, 1996 and 1995 and as of December 31, 1997, 1996 and 1995 was derived from the audited consolidated financial statements of UnitedHealth Group not included or incorporated by reference in this proxy statement/prospectus. The financial data as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 was derived from the unaudited condensed consolidated financial statements of UnitedHealth Group incorporated by reference in this proxy statement/prospectus. The financial data as of September 30, 1999 was derived from the unaudited condensed consolidated financial statements of UnitedHealth Group not incorporated by reference in this proxy statement/prospectus. In the opinion of UnitedHealth Group's management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended September 30, 2000 and 1999 have been reflected therein. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year.

                           Nine Months
                              Ended
                          September 30,         Years Ended December 31,
                         --------------- ----------------------------------------------
                          2000    1999    1999    1998        1997     1996       1995
                         ------- ------- ------- -------     -------  -------    ------
                                  (in millions, except per share data)
Statement of Operations
 Data:
Revenues................ $15,688 $14,570 $19,562 $17,355     $11,794  $10,074    $5,671
                         ======= ======= ======= =======     =======  =======    ======
Earnings (Loss) from
 Operations............. $   870 $   685 $   943 $   (42)(1) $   742  $   581(2) $  461(3)
                         ======= ======= ======= =======     =======  =======    ======
Net Earnings (Loss)..... $   526 $   411 $   568 $  (166)(1) $   460  $   356(2) $  286(3)
Convertible Preferred
 Stock Dividends........     --      --      --      (28)        (29)     (29)       (7)
Preferred Stock
 Redemption Premium.....     --      --      --      (20)        --       --        --
                         ------- ------- ------- -------     -------  -------    ------
Net Earnings (Loss)
 Applicable to Common
 Shareholders........... $   526 $   411 $   568 $  (214)(1) $   431  $   327(2) $  279(3)
                         ======= ======= ======= =======     =======  =======    ======
  Basic Net Earnings
   (Loss) per Common
   Share................ $  1.62 $  1.17 $  1.63 $ (0.56)(1) $  1.15  $  0.90(2) $ 0.80(3)
                         ======= ======= ======= =======     =======  =======    ======
  Diluted Net Earnings
   (Loss) per Common
   Share................ $  1.56 $  1.15 $  1.60 $ (0.56)(1) $  1.13  $  0.88(2) $ 0.79(3)
                         ======= ======= ======= =======     =======  =======    ======
Dividends per Share:
  Common Stock.......... $  0.02 $  0.02 $  0.02 $  0.02     $  0.02  $  0.02    $ 0.02
  Convertible Preferred
   Stock................     --      --      --    56.03       57.50    57.50     14.38
Weighted Average Number
 of Common Shares
 Outstanding:
  Basic.................   325.2   352.6   348.2   381.2       374.0    363.2     347.2
  Diluted...............   337.2   358.6   355.0   381.2       381.6    371.6     354.8
Balance Sheet Data (as
 of):
Cash and Investments.... $ 4,685 $ 4,224 $ 4,719 $ 4,424     $ 4,041  $ 3,453    $3,078
Total Assets............  10,463   9,785  10,273   9,675       7,623    6,997     6,161
Debt....................   1,065     650     991     708         --       --        --
Convertible Preferred
 Stock..................     --      --      --      --          500      500       500
Shareholders' Equity....   3,657   3,970   3,863   4,038       4,534    3,823     3,188

--------

(1) Excluding the operational realignment and other charges of $725, charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates of $175 and the convertible preferred stock redemption premium of $20 from the year ended December 31, 1998, 1998 earnings from operations, net earnings and net earnings applicable to common shareholders would have been $858, $537 and $509, respectively, or $1.31 diluted net earnings per common share.

(2) Excluding the merger costs associated with the April 1996 acquisition of HealthWise of America, Inc. ("HealthWise") of $15 ($9 after tax or $0.03 diluted net earnings per common share) and the provision for future losses on two large multi-year contracts of $45 ($27 after tax, or $0.08 diluted net earnings per common share), 1996 earnings from operations and net earnings would have been $641 and $392, or $0.98 diluted net earnings per common share. The HealthWise merger was accounted for using the pooling-of-interests method of accounting; however, UnitedHealth Group did not restate its historical financial statements, as the effects on the historical consolidated financial statements were not material.

(3) Excluding restructuring charges associated with the October 1995 acquisition of The MetraHealth Companies, Inc. ("MetraHealth") of $154 ($97 after tax, or $0.28 diluted net earnings per common share), 1995 earnings from operations and net earnings would have been $615 and $383, or $1.06 diluted net earnings per common share. The MetraHealth acquisition was accounted for using the purchase method of accounting and, accordingly, its operating results have been included in UnitedHealth Group's historical consolidated financial information from the acquisition date.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                            OF LIFEMARK CORPORATION

   The following table summarizes selected consolidated historical financial data of Lifemark. The financial data for the years ended May 31, 2000, 1999 and 1998 and as of May 31, 2000 and 1999 was derived from the audited consolidated financial statements of Lifemark incorporated by reference in this proxy statement/prospectus. The financial data for the years ended May 31, 1997 and 1996 and as of May 31, 1998, 1997 and 1996 was derived from the audited consolidated financial statements of Lifemark not included or incorporated in this proxy statement/prospectus. The financial data as of November 30, 2000 and for the six months ended November 30, 2000 and 1999 was derived from the unaudited condensed consolidated financial statements of Lifemark incorporated by reference in this proxy statement/prospectus. The financial data as of November 30, 1999 was derived from the unaudited condensed consolidated financial statements of Lifemark not incorporated by reference in this proxy statement/prospectus. In the opinion of Lifemark's management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the six months ended November 30, 2000 and 1999 have been reflected therein. Operating results for the six months ended November 30, 2000 are not necessarily indicative of the results that may be expected for the full year.

                                  Six Months
                                     Ended
                                 November 30,       Years Ended May 31,
                                 ------------- ------------------------------
                                  2000   1999  2000  1999  1998  1997   1996
                                 ------ ------ ----- ----- ----- -----  -----
                                    (in millions, except per share data)
Statement of Operations Data:
Revenues........................ $  106 $   48 $ 150 $  85 $  66 $  64  $  23
                                 ====== ====== ===== ===== ===== =====  =====
Earnings (Loss) from
 Operations..................... $    2 $    1 $   3 $   2 $   1 $  (2) $  (3)
                                 ====== ====== ===== ===== ===== =====  =====
Net Earnings (Loss) Applicable
 to Common Stockholders......... $    2 $    1 $   2 $   2 $   1 $  (1) $  (2)
                                 ====== ====== ===== ===== ===== =====  =====
  Basic Net Earnings (Loss) per
   Common Share.................  $ .40  $ .15 $ .50 $ .41 $ .19 $(.21) $(.82)
                                 ====== ====== ===== ===== ===== =====  =====
  Diluted Net Earnings (Loss)
   per Common Share............. $  .35 $  .14 $ .47 $ .36 $ .18 $(.21) $(.82)
                                 ====== ====== ===== ===== ===== =====  =====
Dividends per Share:
  Common Stock.................. $  --  $  --  $ --  $ --  $ --  $ --   $0.14
Weighted Average Number of
 Common Shares Outstanding:
  Basic.........................      5      5     5     5     4     4      3
  Diluted.......................      6      6     5     6     6     4      3
Balance Sheet Data (as of):
Cash and Investments............ $   20 $   14 $  19 $  14 $  14 $   9  $   7
Total Assets....................     67     37    59    35    32    28     28
Debt............................      4      4     5     4     4     4      2
Stockholders' Equity............     21     17    19    16    14    11     12

                           COMPARATIVE PER SHARE DATA

   In the following table and footnotes, we provide you with certain historical per share data and combined per share data on an unaudited pro forma basis, after giving effect to the merger and assuming that 0.1867 shares of UnitedHealth Group common stock are issued in exchange for each share of Lifemark common stock. This data should be read along with the summary financial data and the historical financial statements of UnitedHealth Group and the historical financial statements of Lifemark and the notes thereto that are incorporated by reference herein and attached hereto. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented.

                                 UnitedHealth Group           Lifemark
                                    Common Stock            Common Stock
                               ---------------------- ------------------------
                                           Pro Forma               Pro Forma
                               Historical Combined(4) Historical Equivalent(4)
                               ---------- ----------- ---------- -------------
Book value per share(1):
  November 30, 2000...........       NA         NA      $3.96        $2.17
  September 30, 2000..........   $11.47     $11.63         NA           NA
  November 30, 1999...........       NA         NA       3.29         2.18
  December 31, 1999...........    11.53      11.67         NA           NA
Cash dividends per share(2):
  Nine months ended November
   30, 2000...................       NA         NA      $ --         $ --
  Nine months ended September
   30, 2000...................    $ --         --          NA           NA
  Year ended November 30,
   1999.......................       NA         NA        --           --
  Year ended December 31,
   1999.......................     0.02       0.02         NA           NA
Diluted earnings per share
 from continuing
 operations(3):
  Nine months ended November
   30, 2000...................       NA         NA      $0.52        $0.29
  Nine months ended September
   30, 2000...................    $1.56      $1.56         NA           NA
  Year ended November 30,
   1999.......................       NA         NA       0.33         0.30
  Year ended December 31,
   1999.......................     1.60       1.60         NA           NA

--------

NA Not applicable.

(1) The pro forma combined book value per share of UnitedHealth Group common stock is based upon the pro forma common shareholders' equity of the combined companies divided by the total pro forma common shares of the combined companies outstanding as of the date indicated, assuming conversion of the Lifemark common stock at an exchange ratio of 0.1867. The pro forma equivalent book value per share of Lifemark common stock represents the pro forma combined book value per share multiplied by the exchange ratio.
(2) The pro forma combined dividends per share for UnitedHealth Group common stock assumes no changes in cash dividends per share. The pro forma equivalent dividends per share for Lifemark common stock represent the cash dividends declared per share of UnitedHealth Group common stock multiplied by the exchange ratio.
(3) The pro forma combined net earnings per share from continuing operations (based on fully diluted weighted average shares outstanding) of UnitedHealth Group common stock is based on the pro forma net earnings for the combined companies, divided by the pro forma weighted average common shares of the combined companies. The pro forma equivalent net earnings per share from continuing operations of Lifemark common stock represents pro forma combined net earnings per share from continuing operations multiplied by the exchange ratio.
(4) All pro forma amounts exclude one-time costs associated with the merger.

                     MARKET PRICE AND DIVIDEND INFORMATION

Recent Closing Prices

   The table below presents the closing price per share of UnitedHealth Group common stock on the New York Stock Exchange, as adjusted to reflect UnitedHealth Group's December 22, 2000 two for one stock split, and the closing price per share of Lifemark common stock on the Nasdaq National Market, on October 10, 2000, the last full trading day immediately preceding the public announcement of the proposed merger, and on January 11, 2001, the most recent practicable date prior to the mailing of this document, as well as the "equivalent stock price" of shares of Lifemark common stock on such dates. The "equivalent stock price" of shares of Lifemark common stock represents the closing sales price per share for UnitedHealth Group's common stock on the New York Stock Exchange on October 10, 2000 and January 11, 2001, multiplied by
0.2084 and 0.1867, estimates of the exchange ratio based on the closing price of UnitedHealth Group common stock on the New York Stock Exchange on the days leading up to such dates. Keep in mind that because of market price fluctuations the equivalent stock price may be greater than or less than the value of the UnitedHealth Group common stock and cash in lieu of fractional shares (or cash, if UnitedHealth Group makes the cash payment election) that a Lifemark stockholder will receive for each share of Lifemark common stock in connection with the merger. Stockholders should obtain current market quotations for shares of UnitedHealth Group common stock and Lifemark common stock prior to making any decision with respect to the merger.

                            UnitedHealth                          Lifemark
                                Group           Lifemark         Equivalent
                            Common Stock      Common Stock       Stock Price
                          (price per share) (price per share) (price per share)
                          ----------------- ----------------- -----------------
      October 10, 2000...      $52.94            $ 9.00            $11.03
      January 11, 2001...      $55.38            $10.31            $10.34

Historical Market Price Data

   Lifemark's common stock is quoted on the Nasdaq National Market under the symbol "LMRK." UnitedHealth Group's common stock is quoted on the New York Stock Exchange under the symbol "UNH."

   The following table sets forth the high and low sales prices per share of Lifemark's common stock for the periods indicated:

                                                                    Lifemark
                                                                  Common Stock
                                                                  ------------
                                                                   High   Low
                                                                  ------ -----
      1999
      Quarter ended August 31, 1998.............................. $ 8.00 $3.38
      Quarter ended November 30, 1998............................   5.88  3.88
      Quarter ended February 28, 1999............................   6.00  4.00
      Quarter ended May 31, 1999.................................   5.00  3.38
      2000
      Quarter ended August 31, 1999.............................. $ 5.00 $2.75
      Quarter ended November 30, 1999............................   3.50  2.12
      Quarter ended February 29, 2000............................   3.75  2.94
      Quarter ended May 31, 2000.................................   5.88  3.25
      2001
      Quarter ended August 31, 2000.............................. $ 9.88 $5.50
      Quarter ended November 30, 2000............................  11.44  7.63
      Quarter ending February 28, 2001 (through January 11,
       2001).....................................................  12.13  9.88

   The following table sets forth the high and low sales prices per share of UnitedHealth Group's common stock. For purposes of comparison, the Lifemark common stock price information is also presented for the fiscal periods of UnitedHealth Group rather than for Lifemark's historical fiscal periods:

                                                  UnitedHealth
                                                      Group        Lifemark
                                                  Common Stock   Common Stock
                                                 --------------- -------------
                                                  High     Low    High   Low
                                                 ------- ------- ------ ------
1998
Quarter ended March 31, 1998.................... $ 33.41 $ 23.28 $ 7.63 $ 3.50
Quarter ended June 30, 1998.....................   36.97   30.63   9.50   5.50
Quarter ended September 30, 1998................   33.25   14.78   6.00   3.38
Quarter ended December 31, 1998.................   25.31   16.69   6.25   3.75
1999
Quarter ended March 31, 1999.................... $ 27.34 $ 19.72 $ 6.00 $ 3.25
Quarter ended June 30, 1999.....................   35.00   22.35   5.13   3.38
Quarter ended September 30, 1999................   33.35   24.03   5.00   2.75
Quarter ended December 31, 1999.................   29.25   19.69   3.50   2.13
2000
Quarter ended March 31, 2000.................... $ 31.42 $ 23.80 $ 5.00 $ 3.00
Quarter ended June 30, 2000.....................   34.00   30.00   8.09   3.38
Quarter ended September 30, 2000................   49.72   39.10  11.44   5.50
Quarter ended December 31, 2000 ................   63.44   48.63  12.13   7.83
2001
Quarter ending March 31, 2001 (through January
 11, 2001) ..................................... $ 62.19 $ 52.81 $11.94 $10.13

Dividend Information

   UnitedHealth Group has paid a cash dividend equal to $.02 per share, per year, on its common stock for its fiscal years 1999, 1998, 1997, 1996 and 1995. Lifemark did not pay a cash dividend on its common stock in its fiscal years 2000, 1999, 1998 or 1997, but did pay a cash dividend of $.14 per share in fiscal 1996 prior to its reorganization in that year. Lifemark anticipates that if the merger is not consummated, it will continue to retain any earnings for the foreseeable future for use in the operation of its business.

Number of Stockholders

   As of January 3, 2001, there were approximately 400 stockholders of record who held shares of Lifemark common stock, as shown on the records of Lifemark's transfer agent for such shares.

Shares Held by Certain Stockholders

   Adoption of the merger agreement by Lifemark's stockholders requires the affirmative vote of the holders of a majority of the shares of Lifemark common stock outstanding and entitled to vote at the special meeting. As of January 3, 2001, approximately 39% of the outstanding shares of Lifemark common stock were held by directors and executives officers of Lifemark and their affiliates. All of these directors and officers and their affiliates have entered into a voting agreement, a copy of which is attached hereto as Annex B, to vote in favor of the merger.

                                  RISK FACTORS

   By voting in favor of the merger, you will be choosing to invest in UnitedHealth Group common stock. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to approve and adopt the merger agreement.

Risks Relating to the Merger

   The number of shares of UnitedHealth Group common stock you receive will depend on the market value of UnitedHealth Group common stock in the time leading up to the merger.

   Upon completion of the merger, if UnitedHealth Group does not make the cash payment election, each share of Lifemark common stock will be exchanged for a number of shares of UnitedHealth Group common stock equal to between $10.08 and $10.55 (according to a formula described under "The Merger Agreement--Structure of the Merger and Conversion of Lifemark Common Stock" below) divided by the lesser of $56.50 or the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day before the closing date of the merger. Thus, the actual exchange ratio will depend on the market price of UnitedHealth Group common stock in the time leading up to the merger. No prediction can be made as to the market price of UnitedHealth Group common stock at such time or after the completion of the merger. Lifemark and UnitedHealth Group are not permitted to terminate the merger agreement or resolicit the vote of Lifemark's stockholders solely because of changes in the market price of Lifemark common stock or UnitedHealth Group common stock.

   You may receive cash instead of shares of UnitedHealth Group common stock in the merger.

   If the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day before the closing date of the merger is $44.00 or less, UnitedHealth Group may elect to pay cash, instead of shares of its own common stock, for each share of Lifemark common stock. If UnitedHealth Group makes this cash payment election, you will receive $10.08 in cash for each share of Lifemark common stock you own, and you may be required to pay taxes on the difference between your tax basis in your Lifemark shares and the amount of cash you receive for your shares. See "The Merger--Certain Federal Income Tax Considerations--Consequences if the Cash Payment Election is Exercised."

   Failure to complete the merger could negatively impact Lifemark's stock price and future business and operations.

   If the merger is not completed for any reason, Lifemark may be subject to a number of material risks, including the following:

  . Lifemark may be required to pay UnitedHealth Group a termination fee of $2,000,000 under certain circumstances;

  . the price of Lifemark common stock may decline to the extent that the current market price of Lifemark common stock reflects a market assumption that the merger will be completed; and

  . Lifemark may not be able to obtain reimbursement by UnitedHealth Group of Lifemark's costs related to the merger, such as legal, accounting and certain financial advisory fees.

   In addition, potential customers of Lifemark may, in response to the announcement of the merger, delay or defer contracting decisions. Any delay or deferral in contracting decisions by potential customers could have a material adverse effect on Lifemark's business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective Lifemark employees may experience uncertainty about their future role with UnitedHealth Group until UnitedHealth Group's strategies with regard to Lifemark are executed. This may adversely affect Lifemark's ability to attract and retain key management, sales, marketing and technical personnel.

   Further, if the merger is terminated and Lifemark's board of directors determines to seek another merger or business combination, there can be no assurance that Lifemark will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect, subject to certain limited exceptions described on page 53 of this proxy statement/prospectus, Lifemark is prohibited from soliciting, initiating or encouraging or entering into a transaction with any party other than UnitedHealth Group that would result in the acquisition of Lifemark.

Risks Relating to UnitedHealth Group

   Health Care Costs.

   UnitedHealth Group uses a large portion of its revenue to pay the costs of health care services or supplies delivered to its members. Total health care costs that UnitedHealth Group incurs are affected by the number of individual services rendered and the cost of each service. Much of UnitedHealth Group's premium revenue is priced before services are delivered and the related costs are incurred, usually on a prospective annual basis. Although UnitedHealth Group bases the premiums it charges on its estimate of future health care costs over the fixed premium period, competition, regulations and other factors may and often do cause actual health care costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments, medical cost inflation, new mandated benefits or other regulatory changes and insured population characteristics. In addition, the earnings UnitedHealth Group reports for any particular quarter include estimates of covered services incurred by its enrollees during that period for claims that have not been received or processed. Because these are estimates, UnitedHealth Group's earnings may be adjusted later to reflect the actual costs. Relatively insignificant changes in the medical care ratio, because of the narrow margins of UnitedHealth Group's health plan business, can create significant changes in UnitedHealth Group's earnings.

   In addition, UnitedHealth Group's operating results may be affected by the seasonal changes in the level of health care use during the calendar year. Although there are no assurances that this pattern will continue, per member medical costs generally have been higher in the first half than in the second half of each year.

   Industry Factors.

   The managed care industry receives significant negative publicity and has been the subject of large jury awards. This publicity has been accompanied by increased litigation, legislative activity, regulation and governmental review of industry practices. These factors may adversely affect UnitedHealth Group's ability to market its products or services, may require it to change its products and services, and may increase the regulatory burdens under which it operates, further increasing its costs of doing business and adversely affecting its profitability.

   Competition.

   In many of UnitedHealth Group's geographic or product markets, UnitedHealth Group competes with a number of other entities, some of which may have certain characteristics or capabilities that give them a competitive advantage. UnitedHealth Group believes the barriers to entry in these markets are not substantial, so the addition of new competitors can occur relatively easily, and consumers enjoy significant flexibility in moving to new providers of health and well-being services. Certain of UnitedHealth Group's customers may decide to perform for themselves functions or services that UnitedHealth Group provides, which would decrease UnitedHealth Group's revenues. Certain of UnitedHealth Group's contracted providers may decide to market products and services to UnitedHealth Group's customers in competition with UnitedHealth Group. In addition, significant merger and acquisition activity has occurred in the industry in which UnitedHealth Group operates as well as in industries that act as suppliers to UnitedHealth Group, such as the hospital, physician, pharmaceutical, medical device and health information systems industries. To the extent that there is strong competition or that competition intensifies in any market, UnitedHealth Group's ability to retain or increase customers or providers, or maintain or increase its revenue growth, pricing flexibility, control over medical cost trends and marketing expenses may be adversely affected.

   AARP Contract.

   Under UnitedHealth Group's long-term contract with AARP, UnitedHealth Group provides Medicare supplemental, hospital indemnity health insurance and other products to AARP members. As a result of the agreement, the number of members UnitedHealth Group serves, products UnitedHealth Group offers, and services UnitedHealth Group provides has grown significantly. As of September 30, 2000, UnitedHealth Group's portion of AARP's insurance program represents approximately $3.5 billion in annual net premium revenue from approximately 3.6 million AARP members. The success of the AARP arrangement will depend, in part, on UnitedHealth Group's ability to service these new members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes. Additionally, events that adversely affect AARP or one of its other business partners for its member insurance program could have an adverse effect on the success of UnitedHealth Group's arrangement with AARP.

   Medicare Operations.

   In the second quarter of 1998, UnitedHealth Group experienced a significant rise in the medical care ratio for UnitedHealth Group's Medicare operations. The increase in medical costs was primarily due to the business growth in new markets with higher and more volatile medical cost trends, coupled with lower reimbursement rates. In response, UnitedHealth Group announced in October 1998 its decision to withdraw Medicare product offerings from 86 of the 206 counties it then served. The decision, effective January 1, 1999, affected approximately 60,000, or 12%, of Medicare members as of December 31, 1998. On July 1, 1999, UnitedHealth Group announced its decision to withdraw Medicare+Choice product offerings from an additional 49 counties. This decision, effective January 1, 2000, affected approximately 40,000 additional Medicare members. Also effective January 1, 2000, UnitedHealth Group filed significant benefit adjustments. In June 2000, UnitedHealthcare announced that it will not renew its Medicare+Choice contracts in 21 counties across the United States, effective January 1, 2001, affecting 56,000 individuals served. Annual revenues for 2000 from the Medicare markets UnitedHealth Group exited effective January 1, 2001, are expected to be approximately $320 million. These actions and other actions are expected to further reduce Medicare enrollment and may result in further withdrawals of Medicare product offerings, when and as permitted by UnitedHealth Group's contracts with the Health Care Financing Administration ("HCFA"). As a consequence of these withdrawals, UnitedHealth Group is precluded from re-entering these counties with Medicare product offerings until 5 years after the respective effective date of withdrawal.

   UnitedHealth Group will continue to offer Medicare products in strong and economically viable markets. However, its ability to improve the financial results of all of its Medicare operations will depend on a number of factors, including future premium increases, growth in markets where it has achieved sufficient size to operate efficiently, benefit design, provider contracting and other factors. There can be no assurance that UnitedHealth Group will be able to successfully prevent future losses on its Medicare operations.

   Realignment of Operations.

   In the second quarter of 1998, UnitedHealth Group recognized a charge to earnings for its realignment. The original operational realignment plan provided for substantial completion in 1999. UnitedHealth Group continues to implement its original realignment plan. However, some initiatives including the consolidation of certain claims and administrative processing functions and certain divestitures and market realignment activities have required additional time to complete in the most effective manner and to obtain certain required regulatory approvals, and will extend through the middle of 2001. Based on current facts and circumstances, UnitedHealth Group believes the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the plan. However, as UnitedHealth Group proceeds with the execution of the plan and more current information becomes available, it may be necessary for UnitedHealth Group to adjust its estimates for severance, lease obligations on exited facilities and losses on disposition of businesses.

   Government Programs and Regulation.

   UnitedHealth Group's business is heavily regulated at federal, state and local levels. The laws and rules governing UnitedHealth Group's business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force UnitedHealth Group to change how it does business, restrict revenue and enrollment growth, increase its health care and administrative costs and capital requirements, and increase its liability for medical malpractice or other actions. UnitedHealth Group must obtain and maintain regulatory approvals to market many of its products. Delays in obtaining or failure to obtain or maintain these approvals could adversely affect its revenue or could increase its costs. UnitedHealth Group participates in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or reduce or increase UnitedHealth Group's administrative or health care costs under such programs. Such changes have adversely affected UnitedHealth Group's results and willingness to participate in such programs in the past and may also do so in the future.

   State legislatures and Congress continue to focus on health care issues. In Congress, managed health care has been the subject of proposed legislation, in the form of a "Patients Bill of Rights" bill. In addition, other proposed bills and regulations may impact certain aspects of UnitedHealth Group's business including provider contracting, claims payments and processing, confidentiality of health information and government-funded programs. Further, tax code changes considered from time to time by Congress may make it easier and more cost effective for employers to establish deferred contribution plans. While UnitedHealth Group cannot predict if any of these initiatives will ultimately become binding law or regulation, or if enacted, what their terms will be, their enactment could increase UnitedHealth Group's costs, expose it to expanded liability, require it to revise the ways in which it conducts business or put it at risk for a loss of business to new health care funding arrangements. As UnitedHealth Group's businesses continue to implement their e-commerce initiatives, uncertainty surrounding the regulatory authority and requirements in this area will make it difficult to ensure compliance.

   UnitedHealth Group is also subject to various governmental reviews, audits and investigations. Such oversight could result in the loss of licensure or the right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could damage UnitedHealth Group's reputation in various markets and make it more difficult for it to sell its products and services. UnitedHealth Group is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special audits by HCFA, state insurance departments, the Office of Personnel Management and the Office of the Inspector General. UnitedHealth Group does not believe the results of any of the current audits, individually or in the aggregate, will have a material adverse effect on its financial position or results.

   UnitedHealth Group's operations are conducted through its wholly owned subsidiaries, which include HMOs and insurance companies. HMOs and insurance companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and may restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by regulated insurance and HMO companies, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. As of September 30, 2000, UnitedHealth Group's regulated subsidiaries had aggregate statutory capital and surplus of approximately $1.4 billion, compared with their aggregate minimum statutory capital and surplus requirements of approximately $400 million.

   Provider Relations.

   One of the significant techniques UnitedHealth Group uses to manage health care costs and facilitate care delivery is contracting with physicians, hospitals and other providers. Because UnitedHealth Group's health plans are geographically diverse and most of those health plans contract with a large number of providers, UnitedHealth Group currently believes its aggregate exposure to provider relations issues is limited. A number of organizations are advocating for legislation that would exempt certain providers from federal and state antitrust laws, the adoption of which could impact this assessment. In any particular market, providers could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers and members, or difficulty meeting regulatory or accreditation requirements. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, continue to expand. These providers may compete directly with UnitedHealth Group. If these providers refuse to contract with UnitedHealth Group, use their market position to negotiate favorable contracts, or place UnitedHealth Group at a competitive disadvantage, those activities could adversely affect UnitedHealth Group's ability to market products or to be profitable in those areas.

   Litigation and Insurance.

   UnitedHealth Group may be a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, including securities fraud and intellectual property related litigation. In addition, because of the nature of UnitedHealth Group's business, UnitedHealth Group is subject to a variety of legal actions relating to its business operations, including the design, management and offering of its products and services. These could include: claims relating to the denial of health care benefits; medical malpractice actions; allegations of anti-competition and unfair business activities; provider disputes over compensation and termination of provider contracts; disputes related to self-funded business, including actions alleging claim administration errors and the failure to disclose network rate discounts and other fee and rebate arrangements; disputes over copayment calculations; claims related to the failure to disclose certain business practices; and claims relating to customer audits and contract performance. Recently, a number of class action lawsuits have been filed against UnitedHealth Group and certain of its competitors in the managed care business. The suits are purported class actions on behalf of all of UnitedHealth Group's managed care members and network providers for alleged breaches of federal statutes, including the Employee Retirement Income Security Act and the Racketeer Influenced Corrupt Organization Act. While UnitedHealth Group believes these suits against it are without merit and intends to defend its position vigorously, it will incur expenses in the defense of these matters and cannot predict their outcome.

   Recent court decisions and legislative activity may increase UnitedHealth Group's exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. UnitedHealth Group currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

   Information Systems.

   UnitedHealth Group's businesses depend significantly on effective information systems, and UnitedHealth Group has many different information systems for its various businesses. Its information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. For example, the Health Insurance Portability and Accountability Act's ("HIPAA's") administrative simplification provisions and the Department of Labor's claim processing regulations may ultimately require significant changes to current systems. In addition, UnitedHealth Group may from time to time obtain significant portions of its systems-related or other services or facilities from independent third parties, which may make its operations vulnerable to such third parties' failure to perform adequately. As a result of UnitedHealth Group's acquisition activities, it has acquired additional systems and has been taking steps to reduce the number of systems and has upgraded and expanded its information systems capabilities. Failure to maintain effective and efficient information systems could cause the loss of existing customers, difficulty in attracting new customers, issues in determining medical cost estimates, customer and provider disputes, regulatory problems, increases in administrative expenses or other adverse consequences.

   Administrative and Management.

   Efficient and cost-effective administration of UnitedHealth Group's operations is essential to its profitability and competitive positioning. While UnitedHealth Group attempts to effectively manage expenses, staff-related and other administrative expenses may arise from time to time due to business or product start-ups or expansions, growth or changes in business, acquisitions, regulatory requirements or other reasons. These expense increases are not clearly predictable and may adversely affect results. Further, UnitedHealth Group believes it currently has an experienced, capable management and technical staff. The market for management and technical personnel, including information systems professionals, in the health care industry is very competitive. Loss of certain key employees or a number of managers or technical staff could adversely affect UnitedHealth Group's ability to administer and manage its business.

   Marketing.

   UnitedHealth Group markets its products and services through both employed sales people and independent sales agents. Although UnitedHealth Group has many sales employees and agents, the departure of certain key sales employees or agents or a large subset of these individuals could impair its ability to retain existing customers and members. In addition, certain of its customers or potential customers consider rating, accreditation or certification of UnitedHealth Group by various private or governmental bodies or rating agencies necessary or important. Certain of its health plans or other business units may not have obtained or maintained, or may not desire or be able to obtain or maintain, such rating accreditation or certification, which could adversely affect its ability to obtain or retain business with these customers.

   Acquisitions and Dispositions.

   UnitedHealth Group has an active ongoing acquisition and disposition program under which it may engage in transactions involving the acquisition or disposition of assets, products or businesses, some or all of which may be material. These transactions may entail certain risks and uncertainties and may affect ongoing business operations because of unknown liabilities, unforeseen administrative needs, or increased efforts to integrate the acquired operations. Failure to identify liabilities, anticipate additional administrative needs, or effectively integrate acquired operations could result in reduced revenues, increased administrative and other costs or customer confusion or dissatisfaction.

   Data and Proprietary Information.

   Many of the products that are part of UnitedHealth Group's knowledge and information-related business depend significantly on the integrity of the data on which they are based. If the information contained in UnitedHealth Group's databases were found or perceived to be inaccurate, or if such information were generally perceived to be unreliable, commercial acceptance of UnitedHealth Group's database-related products would be adversely and materially affected. Furthermore, the use of individually identifiable data by UnitedHealth Group's businesses is regulated at federal, state and local levels. These laws and rules are changed frequently by legislation or administrative interpretation. These restrictions could adversely affect revenues from certain of UnitedHealth Group's products or services and, more generally, affect UnitedHealth Group's business, financial condition and results of operations.

   There are various proposals currently under consideration that address the use of individually identifiable health data from federal and state legislative and regulatory bodies. The United States Department of Health and Human Services has recently released final regulations regarding this issue, as directed under HIPAA. UnitedHealth Group is currently evaluating the effect these rules will have on its existing policies and practices and anticipates that certain systems changes and new administrative processes will be required, which may lead to cost increases. Additionally, if state and/or federal laws are enacted, some of these provisions may impose restrictions on UnitedHealth Group's use of patient data and may increase UnitedHealth Group's cost to use health care data.

   The success of UnitedHealth Group's knowledge and information-related business also depends significantly on its ability to maintain proprietary rights to its products. UnitedHealth Group relies on its agreements with customers, confidentiality agreements with employees, and its trade secrets, copyrights and patents to protect its proprietary rights. UnitedHealth Group cannot assure that these legal protections and precautions will prevent misappropriation of its proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and UnitedHealth Group expects software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation could have an adverse effect on the ability of UnitedHealth Group's knowledge and information-related business to market and sell its products and on its business, financial condition and results of operations.

   Financial Outlook

   From time to time in earnings releases and otherwise, UnitedHealth Group may publish forecasts or other forward-looking statements regarding its future results, including estimated revenues or net earnings. Any forecast of its future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and as a matter of course, any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous risk and other factors (including those described in this discussion), many of which are beyond UnitedHealth Group's control. As a result, UnitedHealth Group cannot assure you that its performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of UnitedHealth Group's business and prospects upon isolated predictions, but instead are encouraged to utilize UnitedHealth Group's entire publicly available mix of historical and forward-looking information, as well as other available information affecting UnitedHealth Group and its services, when evaluating UnitedHealth Group's prospective results of operations.

   Stock Market.

   The market prices of the securities of the publicly-held companies in the industry in which UnitedHealth Group operates have shown volatility and sensitivity in response to many factors, including general market trends, public communications regarding managed care, litigation and judicial decisions, legislative or regulatory actions, health care cost trends, pricing trends, competition, earnings, membership reports of particular industry participants and acquisition activity. UnitedHealth Group cannot assure the level or stability of the price of its securities at any time or the impact of the foregoing or any other factors on such prices.

                  THE SPECIAL MEETING OF LIFEMARK STOCKHOLDERS

   This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of Lifemark common stock by the Lifemark board of directors for use at the special meeting of Lifemark stockholders.

Date, Time and Place of the Special Meeting

   The special meeting will be held on Thursday, February 8, 2001 at 8:00 a.m., local time, at Lifemark's executive offices located at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

Matters to be Considered at the Special Meeting

   At the special meeting, stockholders of Lifemark will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and to transact such other business as may properly come before the special meeting or any postponements or adjournments thereof. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

Record Date and Shares Entitled to Vote

   Lifemark's board of directors has fixed the close of business on January 3, 2001, as the record date for determination of Lifemark stockholders entitled to notice of and to vote at the special meeting. As of the close of business on January 3, 2001, there were 5,198,076 shares of Lifemark common stock outstanding and entitled to vote, held of record by approximately 400 stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Each Lifemark stockholder is entitled to one vote for each share of Lifemark common stock held as of the record date.

Voting of Proxies; Revocation of Proxies

   You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Lifemark. If your shares are held in "street name" by your broker, your broker will vote your shares for you only if you provide instructions on how to vote. Your broker will provide you directions regarding how to instruct your broker to vote your shares. All properly executed proxies received by Lifemark prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve and adopt the merger agreement. Votes will be tabulated, using an automated scanner, by the inspectors of election appointed by Lifemark.

   Lifemark's board of directors does not presently intend to bring any other business before the special meeting and, so far as is presently known to Lifemark's board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

   You may revoke your proxy at any time prior to its use by delivering to the Secretary of Lifemark a signed notice of revocation or a later-dated, signed proxy, or by attending the special meeting and voting in person. Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Vote Required

   Adoption of the merger agreement by Lifemark's stockholders is required by the Delaware General Corporation Law. Such adoption requires the affirmative vote of the holders of a majority of the shares of Lifemark common stock outstanding and entitled to vote at the special meeting. Certain stockholders of Lifemark have entered into a voting agreement obligating them to vote in favor of the merger agreement and the merger. As of January 3, 2001, such stockholders as a group beneficially owned 2,019,232 shares (exclusive of any shares issuable upon the exercise of options) of Lifemark common stock (constituting approximately 39% of the shares of Lifemark common stock outstanding as of the record date). As of the record date and the date of this proxy statement/prospectus, UnitedHealth Group owns no shares of Lifemark common stock.

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the special meeting is a majority of the shares of Lifemark common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement and the consummation of the merger requires the affirmative vote of a majority of the outstanding shares of Lifemark common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the merger agreement and the consummation of the merger. In addition, a failure of a Lifemark stockholder to return a proxy will have the effect of a vote against the adoption of the merger agreement.

   THE ACTIONS PROPOSED IN THIS PROXY STATEMENT/PROSPECTUS ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, YOU ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE YOUR VOTE.

Expenses of Solicitation

   Lifemark will assume the cost of solicitation of proxies from you, which is estimated to be approximately $10,000 plus reasonable out-of-pocket expenses. In addition to solicitation by mail, the directors, officers and employees of Lifemark may solicit proxies from stockholders by telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Lifemark will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Lifemark common stock and to request authority for the exercise of proxies. In such cases, Lifemark, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

Board Recommendation

   THE LIFEMARK BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT LIFEMARK STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

   THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF LIFEMARK. ACCORDINGLY, YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY
STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

   STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES AT THIS TIME. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR LIFEMARK COMMON STOCK WILL BE MAILED TO YOU AS SOON AS PRACTICABLE AFTER COMPLETION OF THE MERGER.

                                   THE MERGER

   This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document, the attached exhibits and the other documents we refer to carefully for a more complete understanding of the merger.

Background of the Merger

   On September 1, 1999, Richard M. Jelinek, Executive Vice President of Lifemark, met with Marcia Smith, Chief Executive Officer of EverCare, to discuss potential joint venture or business combination transactions between Lifemark and EverCare. Following this meeting, Mr. Jelinek provided Ms. Smith with additional background information concerning Lifemark.

   On October 28, 1999, representatives of Lifemark and Ovations executed a confidentiality agreement providing for the companies to exchange business information in connection with a possible transaction between them. On the same date, Mr. Jelinek and Michael J. Kennedy, Lifemark's Chief Financial Officer, met with John K. Ellingboe, Ovations' Chief Operating Officer, Ms. Smith, and other representatives of UnitedHealth Group, in order to discuss such a possible transaction.

   On January 27, 2000, Rhonda E. Brede, Lifemark's Chief Executive Officer, and Mr. Jelinek met with Ms. Smith and Mary Paoli, Vice President of Strategic Business Development of EverCare, to explore possible synergies that might result from Lifemark and EverCare working together. On April 25, 2000, Mr. Jelinek and Mr. Kennedy met with Ms. Smith and Ronald Watson, Senior Vice President of Ovations, in order to discuss the possible acquisition of Lifemark by UnitedHealth Group.

   On May 3, 2000, Mr. Jelinek, Mr. Kennedy, and representatives of UnitedHealth Group discussed the process that UnitedHealth Group typically follows in considering a corporate transaction. On May 11, 2000, Mr. Jelinek and Ms. Smith discussed who would participate in this process on behalf of Lifemark and discussed in general terms certain employee, structural and transition matters that would need to be addressed.

   On May 22, 2000, Ms. Brede, Mr. Jelinek and Mr. Kennedy met with Ms. Smith and Mr. Watson in order to continue discussions of the strategic fit between Lifemark and EverCare and to discuss the timing of the process going forward.

   By letter agreement dated May 25, 2000, Lifemark retained Stephens Inc. to act as its financial adviser in connection with possible business combination transactions. On May 25 and on June 2, 2000 representatives of the parties again discussed the timing of the process going forward.

   On June 5, 2000, Lifemark delivered a copy of its business plan, including financial forecasts, to representatives of UnitedHealth Group, and the parties again discussed the timing of the process. These materials were reviewed and discussed by various representatives of the parties on June 8, June 12, and June 19, 2000. On the latter date, representatives of the parties also discussed Lifemark's current contracts, and UnitedHealth Group provided a list of other issues to be discussed.

   On June 23, 2000, Mr. Watson indicated to Mr. Jelinek that UnitedHealth Group desired to continue working toward a possible transaction. On July 5, 2000, Ms. Brede, Mr. Jelinek and Mr. Kennedy met with Ms. Smith and Mr. Watson in order to discuss organizational structure, personnel, and contractual issues relating to a transaction. On July 13, 2000, Ms. Brede, Mr. Jelinek and Mr. Kennedy met with Mr. Ellingboe, Ms. Smith, Mr. Watson, and representatives of Stephens Inc. to discuss Lifemark's programs and results to date and its forecasts for 2001, and to begin discussions concerning the possible valuation of Lifemark. After this meeting, UnitedHealth Group requested and received additional information concerning Lifemark's current contracts.

   On July 20, 2000, Ms. Brede, Mr. Jelinek, Ms. Smith and Mr. Watson met again to discuss the possible valuation of Lifemark and the factors that could affect this valuation. On July 24, 2000, Ms. Smith and Mr. Watson delivered a proposed letter of intent to Ms. Brede which called for Ovations to acquire Lifemark for an estimated total consideration of between $55 million and $60 million, subject to several assumptions and conditions set forth in the letter.

   This letter of intent was presented to and discussed by Lifemark's board of directors at a meeting held on July 26 and 27, 2000. At this meeting, representatives of Stephens Inc. also discussed the terms set forth in the letter of intent and the potential valuation of Lifemark. At the conclusion of this discussion, Lifemark's board of directors authorized management and Stephens Inc. to commence negotiations toward a definitive agreement with UnitedHealth Group (rather than entering into a letter of intent), subject to certain parameters established by the board.

   On August 2 and 3, 2000, representatives of the parties made arrangements for UnitedHealth Group representatives to conduct a due diligence review of Lifemark. At a meeting of Lifemark's board of directors on August 4, representatives of Stephens Inc. presented a revised proposal from UnitedHealth Group, which included a total purchase price of $60 million. The board authorized management and Stephens to continue negotiations. UnitedHealth Group's due diligence commenced on August 9, 2000, and continued throughout the remaining negotiations. On August 11, 2000, Lifemark's board of directors met and was advised that this due diligence review had begun and that UnitedHealth Group would circulate a draft merger agreement shortly.

   On August 16, 2000, representatives of UnitedHealth Group provided a draft merger agreement and related documents to representatives of Lifemark. This draft was presented to and discussed at a Lifemark board of directors meeting held on August 18, 2000. At the conclusion of this meeting, the board of directors directed management to continue the discussions and to seek several changes to the draft merger agreement.

   UnitedHealth Group's due diligence review and the parties' negotiation of the terms of the merger agreement and related documents continued for the remainder of August and through September and early October 2000, with the Lifemark board of directors meeting again on August 25, September 1, September 13, and September 18 to receive updates and provide direction regarding the negotiations. At various of these meetings, representatives of Stephens Inc. and outside counsel to Lifemark provided advice to Lifemark's directors concerning issues arising in the course of the negotiations. In addition, outside counsel to Lifemark advised the directors concerning their responsibilities under applicable law in connection with the possible acquisition of Lifemark.

   The negotiations were concluded on October 10, 2000, at which time a definitive merger agreement and related documents were presented at a meeting of Lifemark's board of directors for consideration. At this meeting, representatives of Stephens Inc. delivered its fairness opinion described below under "--Opinion of Lifemark's Financial Adviser," and outside counsel to Lifemark reviewed the directors' responsibilities in considering the proposed merger agreement. Following a discussion of this information and of the proposed definitive merger agreement, Lifemark's board of directors unanimously determined that the merger is advisable and in the best interests of Lifemark and its stockholders and approved the merger agreement. Representatives of UnitedHealth Group and Lifemark then executed and delivered the merger agreement, and the transaction was publicly announced.

UnitedHealth Group's Reasons for the Merger

   Management of UnitedHealth Group believes that Lifemark's business is complementary to that of the existing EverCare unit within Ovations, a UnitedHealth Group subsidiary, which has pioneered coordinated care for older Americans living in nursing homes. Accordingly, upon completion of the merger, it is anticipated that Lifemark's operations will be integrated with those of EverCare to create an organization which serves the health and well-being needs of older Americans across the full continuum of care settings. These combined operations will conduct business in over a dozen states, serving Medicare, Medicaid, and private-pay patients in a variety of care settings, including home, community-based and nursing facilities. In addition, the combined operations will provide a platform for further expansion of this portion of Ovations' business.

Lifemark's Reasons for the Merger and Board of Directors Recommendation

   In reaching its conclusions to approve the merger agreement and merger and recommend that stockholders vote in favor of approval of the merger agreement and merger, the board of directors of Lifemark consulted with management, legal counsel, and Stephens Inc., Lifemark's financial adviser, and considered a number of factors, including, without limitation, the following:

  . that, at $10.55 per share, the consideration to be received by Lifemark's stockholders in the merger represents a premium of approximately 25% over the closing market price of $8.44 per share on October 9, 2000, the last full trading day prior to the October 10, 2000 board meeting at which the merger was approved, and premiums of approximately 40.1% and 116.6% over the average closing prices for the three-month period and the twelve-month period, respectively, preceding October 9, 2000;

  .  the other terms and conditions of the merger agreement, including:

    . that the consideration to be received in the merger would be in the form of UnitedHealth Group stock (unless UnitedHealth Group exercises its election to pay cash in certain circumstances), resulting in a tax-free transaction to Lifemark stockholders, that the board believes that there is a possibility of significant appreciation in the value of such stock in the future, and that such stock represents a more liquid investment than Lifemark's stock;

    . the fact that the reduction in the consideration to be received for each Lifemark share resulting from a drop in UnitedHealth Group's price below $47.50 is limited (the value can not go below $10.08), while, if UnitedHealth Group's price increases above $56.50, there is no limit on the increase in the consideration to be received by Lifemark stockholders;

    . the fact that, to the extent required by the fiduciary obligations of Lifemark's board of directors to stockholders under Delaware law, Lifemark may terminate the merger agreement in order to approve an acquisition proposal by a third party on terms more favorable to Lifemark's stockholders than the merger, upon the payment of a $2 million termination fee and reimbursement of UnitedHealth Group's expenses associated with the merger;

  . the board of directors' review, particularly since the beginning of calendar year 2000, of Lifemark's strategic plan, and the determination of the board and management that continued growth and success of Lifemark could best be achieved through increased risk assumption in its business, and their belief that this risk assumption required significantly more capital than was currently available to Lifemark;

  . Lifemark's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects;

  . information concerning UnitedHealth Group's businesses, financial condition, and results of operations;

  . the opinion of Stephens Inc. delivered at the October 10 meeting that the consideration to be received by the holders of Lifemark stock in the merger is fair to such stockholders from a financial point of view; a copy of the Stephens Inc. opinion is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference;

  . the presentations of Stephens Inc. to the board of directors at its meetings on July 26, 2000 and October 10, 2000, as to various financial and other matters involving Lifemark and the transaction which the board of directors deemed relevant, including, among other things, (a) a review of

     Lifemark's historical and projected financial performance and other data provided to Stephens Inc. by Lifemark relating to Lifemark's business,
     (b) a review of UnitedHealth Group's historical financial performance, and the views of Stephens Inc. on the outlook for UnitedHealth Group in the future, (c) a review of the historical stock prices and trading volumes of Lifemark common stock and UnitedHealth Group common stock,
     (d) a review of the trading and operating performance of certain publicly traded managed care companies, (e) a review of certain transactions in the managed care industry, (f) a review of premiums paid in certain other transactions, (g) a discounted cash flow valuation of Lifemark, and (h) an analysis of the consideration implied by the merger consideration as a multiple of various measures of Lifemark's operating performance;

  . the risks associated with remaining an independent company, particularly given Lifemark's size and small market capitalization, including the reliance on a relatively small number of significant customers, the potential losses resulting from risk sharing arrangements, the possibility of unfavorable changes in government reimbursement rates, and increasing exposure to possible third party claims, as well as the difficulties in obtaining the funds needed to execute management's strategic growth plans;

  . the historic volatility and relative lack of liquidity of Lifemark's common stock;

  . the board's belief that the combination of Lifemark and EverCare would be extremely beneficial to both businesses, because of the shared values and philosophies of the two organizations and the complementary nature of Lifemark's and EverCare's business operations, including the fact that the particular skills and experience of Lifemark management fulfill a perceived need of EverCare, and that the expertise and assets of each company could be applied to, and significantly enhance, the business of the other;

  . the board and management's belief that the merger would provide Lifemark with additional revenue sources and expanded product offerings, as well as much greater access to capital, and would significantly enhance its ability to achieve its strategic goals;

  . the tax and other potential effects on stockholders if UnitedHealth Group exercised its election to pay cash in certain circumstances;

  . the risks that the conditions to consummation of the merger might not be satisfied and that it might take a significant length of time to consummate the merger;

  . the future of Lifemark's employees, management's view that UnitedHealth Group is a very employee-focused organization, and management's belief that the transaction was not being driven on UnitedHealth Group's part by any opportunities for substantial employee-related cost savings; and

  . the impact of the merger on existing options and employment agreements with Lifemark personnel and the terms and conditions of the new employment agreements to be entered into between UnitedHealth Group and Lifemark's executive officers.

   The discussion above addresses the material factors considered by the Lifemark board of directors in its consideration of the merger. In view of the variety of factors and the amount of information considered, the Lifemark board did not find it practical to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in making its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Lifemark board may have given different weights to the different factors. For a discussion of the interests of certain members of Lifemark's management and the Lifemark board of directors in the merger, see "--Interests of Certain Persons in the Merger" below.

   FOR THE REASONS DISCUSSED ABOVE, THE LIFEMARK BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT LIFEMARK STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

   In considering the recommendation of Lifemark's board of directors with respect to the merger agreement, you should be aware that certain directors and officers of Lifemark may have certain interests in the merger that are different from, or are in addition to, the interests of Lifemark stockholders generally. Please see the section entitled "--Interests of Certain Persons in the Merger" on page 30 of this proxy statement/prospectus.

Opinion of Lifemark's Financial Advisor

   The board of directors of Lifemark retained Stephens Inc. to act as its financial advisor in connection with the proposed merger of a subsidiary of UnitedHealth Group with and into Lifemark pursuant to the merger agreement.

   Stephens delivered a written opinion, dated October 10, 2000, to the Board of Directors of Lifemark to the effect that, as of such date and subject to the qualifications set forth therein, the consideration to be received by the stockholders of Lifemark in exchange for the shares of common stock of Lifemark was fair from a financial point of view to the stockholders of Lifemark.

   The full text of the fairness opinion of Stephens, dated October 10, 2000, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Stephens in rendering its opinion, is attached as Annex C hereto and is incorporated herein by reference. You should read this opinion in its entirety.

   Stephens has consented to the use of its fairness opinion as an annex to this proxy statement/prospectus. Stephens provided the fairness opinion to the board of directors of Lifemark for its information, and the fairness opinion is directed only to the fairness from a financial point of view of the consideration to be received in exchange for the Lifemark common stock and does not constitute a recommendation to any stockholder of Lifemark as to how any stockholder should vote on the merger or any matter related thereto. The summary of the fairness opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the fairness opinion.

   In arriving at the fairness opinion, Stephens:

  . reviewed certain publicly available financial statements and reports regarding Lifemark and UnitedHealth Group;

  . reviewed certain internal financial statements and other financial and operating data (including financial projections) concerning Lifemark prepared by the management of Lifemark;

  .  reviewed, on a pro forma basis, the effect of the merger;

  . reviewed the reported prices and trading activity for Lifemark common stock and UnitedHealth Group common stock;

  . reviewed the financial terms, to the extent publicly available, of other mergers that Stephens deemed to be relevant;

  .  reviewed the merger agreement and related documents;

  . discussed with the management of Lifemark the operations of and future business prospects for Lifemark and the anticipated financial consequences of the transaction to Lifemark;

  . assisted in deliberations regarding the material terms of the merger agreement and the negotiations with UnitedHealth; and

  . reviewed other analyses and performed other investigations and took into account other matters that Stephens deemed appropriate.

   In preparing the fairness opinion, Stephens assumed and relied on the accuracy and completeness of all information supplied or reviewed by it in connection with its analysis of the transaction and has further relied on the assurances of management of Lifemark that they are not aware of any facts that would make this information inaccurate or misleading. Stephens has not assumed any responsibility for independently verifying this information and has not undertaken an independent evaluation or appraisal of any of the assets or liabilities of Lifemark or UnitedHealth Group or been furnished with any evaluation or appraisal, nor conducted a physical inspection of the properties or facilities of Lifemark or UnitedHealth Group. With respect to the financial projections furnished to or discussed with Stephens by Lifemark, Stephens assumed that the financial projections were reasonably prepared and reflected the best currently available estimates and judgment as to the expected future financial performance of Lifemark, including after giving effect to the merger. Stephens expressed no opinion as to these financial projections or the assumptions on which they were based.

   For purposes of rendering the fairness opinion, Stephens assumed, in all respects material to its analysis, that the representations and warranties of each party to the merger agreement and all related documents and instruments contained therein were true and correct, that each party to these documents would perform all of the covenants and agreements required to be performed by each party under these documents and that all conditions to the consummation of the merger would be satisfied without waiver thereof. Stephens assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

   Stephens was not asked to consider, and the fairness opinion does not in any manner address, the price at which Lifemark or UnitedHealth Group common stock would trade following either the announcement or consummation of the merger. The fairness opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated, as of the date of the opinion.

   Stephens noted that with a merger consideration of $10.55 of UnitedHealth Group common stock for each outstanding share of Lifemark common stock, the value of common equity, including the value of stock options, plus the amount of assumed debt of Lifemark is approximately $66.9 million, representing 10.2x and 5.7x Lifemark's earnings before taxes, depreciation and amortization, and costs associated with software development and implementation for fiscal 2000 and the projected twelve month period ending November 30, 2000, respectively; 15.8x and 7.4x Lifemark's earnings before taxes and costs associated with software development and implementation for fiscal 2000 and the projected twelve month period ending November 30, 2000, respectively; and that the value of common equity, including the value of stock options was approximately $63.0 million, representing 25.9x and 12.1x Lifemark's earnings for fiscal 2000 and the projected twelve month period ending November 30, 2000, respectively.

   The following is a summary of the material financial analyses used by Stephens in connection with its presentation to the board of directors of Lifemark on October 10, 2000, and the preparation of its fairness opinion.

   Publicly Traded Company Analysis. Stephens analyzed certain publicly available financial information, operating data and projected financial performance (per research analyst estimates) of ten selected publicly traded companies that Stephens believed to be appropriate for comparison to corresponding financial information and operating data of Lifemark, specifically, UnitedHealth Group, Wellpoint Health Network, Oxford Health Plans, Inc., Foundation Health Systems, Humana, Inc., Trigon Healthcare, Inc., Pacificare Health Systems, Inc., Coventry Health Care, Inc., Mid Atlantic Medical Services, Inc., and Rightchoice Managed Care, Inc. (collectively, the "Public Comparables"). Stephens' analysis of the Public Comparables yielded ratios of market value of common equity (as of October 6, 2000) ("Equity Value") to the latest twelve month ("LTM") earnings ranging from 3.4x to 26.8x with a median of 16.3x; Equity Value to projected fiscal 2000 earnings ranging from 3.5x to 25.3x with a median of 17.2x; Equity Value plus total outstanding debt ("Enterprise Value") to LTM earnings before taxes, depreciation and amortization ("Operating Cash Flow") ranging from 3.1x to 14.3x with a median of 8.6x; Enterprise Value to projected fiscal 2000 Operating Cash Flow ranging from 3.1x to 13.5x with a median of 9.7x; Enterprise Value to LTM earnings before taxes ("Operating Income") ranging from 3.8x to 17.0x with a median of 11.7x; and Enterprise Value to projected fiscal 2000 Operating Income ranging from 3.8x to 19.8x with a median of 11.5x.

   Stephens derived a range of implied trading value of Lifemark common stock of $6.38 to $8.30 per share based on a ratio of Equity Value to LTM earnings; a range of $10.49 to $12.13 per share based on a ratio of Equity Value to projected earnings for the twelve month period ending November 30, 2000; a range of $8.25 to $10.31 per share based on a ratio of Enterprise Value to LTM Operating Cash Flow; a range of $9.31 to $13.04 per share based on a ratio of Enterprise Value to projected Operating Cash Flow for the twelve month period ending November 30, 2000; a range of $7.36 to $8.70 per share based on a ratio of Enterprise Value to LTM Operating Income; and a range of $9.94 to $12.78 per share based on a ratio of Enterprise Value to projected Operating Income for the twelve month period ending November 30, 2000.

   Stock Price History. To provide contextual data and comparative market data, Stephens examined the history of the trading prices for both Lifemark common stock and UnitedHealth Group common stock for the two year period prior to October 6, 2000. Stephens reviewed the daily closing prices of Lifemark common stock and compared the performance of the price of Lifemark common stock to that of the Nasdaq Composite Index and an index of the share prices of the Public Comparables. Stephens also reviewed the daily closing prices of UnitedHealth Group common stock and compared the performance of the price of UnitedHealth Group common stock to that of the Standard and Poor's 500 Stock Index and an index of the share prices of the Public Comparables (excluding UnitedHealth Group). This information was presented solely to provide the Board of Directors of Lifemark with background information regarding the prices of Lifemark common stock and UnitedHealth Group common stock over the period indicated.

   Discounted Cash Flow Analysis. Stephens performed a discounted cash flow analysis of Lifemark based upon estimates of projected financial performance prepared by the management of Lifemark. Utilizing these projections, Stephens calculated a range of implied equity value per share based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows for the years ending May 31, 2001 to May 31, 2010 and a projected terminal value at May 31, 2010 less debt outstanding as of August 31, 2000 divided by the number of Lifemark's fully-diluted shares outstanding. Stephens applied several discount rates (ranging from 22.0% to 24.0%) and multiples of Operating Cash Flow ranging from 6.0x to 8.0x to generate the terminal value. Utilizing this methodology, the implied value per share of Lifemark common stock ranged from $9.22 to $12.30 per share.

   Precedent Transaction Analysis. Stephens analyzed the financial terms, to the extent publicly available, of eight transactions involving businesses comparable to that of Lifemark, which were announced since August 1, 1997. The selected transactions include UnitedHealth Group's merger with Humana, Inc. (subsequently terminated), CIGNA Corporation's acquisition of Healthsource, Inc., Humana, Inc.'s acquisition of Physician's Corporation of America, Blue Cross & Blue Shield of Kansas City's acquisition of Rightchoice Managed Care, Inc., Coventry Corporation's acquisition of Principal Health Care, Inc., Foundation Health Systems, Inc.'s acquisition of Physician Health Services, Inc., Humana, Inc.'s acquisition of ChoiceCare Corporation, and UICI's acquisition of Healthplan Services Corporation (subsequently terminated). Stephens' analysis of the selected transactions yielded a ratio of the price paid for the common equity plus the assumed debt ("Total Transaction Value") to the LTM revenue ranging from 0.3x to 1.0x with a median of 0.6x; a ratio of Total Transaction Value to the LTM Operating Cash Flow ranging from 5.9x to 28.3x with a median of 14.7x; and a ratio of Total Transaction Value to the LTM Operating Income ranging from 8.9x to 48.4x with a median of 21.8x.

   Stephens derived a range of implied value of Lifemark common stock of $7.70 to $12.42 per share based on a ratio of Total Transaction Value to LTM revenue; a range of $8.25 to $10.31 per share based on a ratio of Total Transaction Value to LTM Operating Cash Flow; and a range of $8.70 to $10.71 per share based on a ratio of Total Transaction Value to LTM Operating Income.

   The summary set forth above does not purport to be a complete description of the analyses performed by Stephens but describes, in summary form, the principal elements of the presentation made by Stephens to the Lifemark board of directors on October 10, 2000. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Stephens was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Stephens did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Stephens considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, Stephens has indicated to Lifemark that it believes that consideration of some of the analyses and factors considered, without considering all analyses and factors, could create an incomplete or inaccurate view of the evaluation process underlying the opinion. The analyses performed by Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

   Fees. Stephens will receive a fee for its services to Lifemark. Pursuant to a letter agreement between Lifemark and Stephens, Lifemark agreed to pay Stephens $300,000 upon the rendering of a fairness opinion. In addition, Lifemark engaged Stephens as its financial advisor in connection with the proposed transaction and has agreed, if the merger is consummated, to pay Stephens additional compensation in an amount that is reasonable and customary for such services. Stephens will also be reimbursed for its out-of-pocket expenses, including reasonable fees and expenses for its legal counsel. In addition, Lifemark has agreed to indemnify Stephens for certain liabilities related to or arising out of the engagement.

   As part of Stephens' investment banking business, it regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of Lifemark and UnitedHealth Group.

Completion and Effectiveness of the Merger

   The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval and adoption of the merger agreement by the stockholders of Lifemark. The merger will become effective upon the filing of a Certificate of Merger with the State of Delaware.

   We are working to complete the merger as quickly as possible. We hope to do so shortly after the special meeting and after all of the conditions to the merger are satisfied. Because the merger is subject to government and third party approvals, however, we cannot predict the exact timing of its closing.

Operations Following the Merger

   Following the merger, Lifemark will continue its operations as a wholly owned subsidiary of UnitedHealth Group. Upon consummation of the merger, the current members of Lifemark's board of directors will resign, and the new members will be designated by UnitedHealth Group. Unless UnitedHealth Group elects to pay cash instead of shares of its common stock in exchange for Lifemark shares, the stockholders of Lifemark will become shareholders of UnitedHealth Group and their rights as shareholders will be governed by the UnitedHealth Group second restated articles of incorporation, the UnitedHealth Group amended and restated bylaws and the laws of the State of Minnesota. See "Comparison of Rights of Shareholders of UnitedHealth Group and Lifemark."

   Following the merger, current directors and executive officers of UnitedHealth Group will continue to serve in their present capacities. Information with respect to the business experience of UnitedHealth Group's directors and executive officers, compensation of UnitedHealth Group's executive officers and certain relationships and related transactions involving UnitedHealth Group's directors and executive officers, as well as information with respect to UnitedHealth Group's voting securities and principal holders thereof, is included herein. See "Certain Information Concerning UnitedHealth Group" beginning on page 36.

Interests of Certain Persons in the Merger

   Certain executive officers and directors of Lifemark have interests in the merger that are different from and in addition to their interests as Lifemark stockholders generally. The Lifemark board of directors was aware of these interests and considered them in approving the merger agreement.

   Employment Agreements. UnitedHealth Group's obligation to complete the merger is conditioned upon the execution of employment agreements by five designated employees of Lifemark: Rhonda E. Brede, Lifemark's President and Chief Executive Officer; Michael J. Kennedy, Lifemark's Vice President, Chief Financial Officer, Treasurer and Assistant Secretary; Richard M. Jelinek, Lifemark's Executive Vice President; David G. Decker, Lifemark's Chief Information Officer; and Mete Sahin, Lifemark's Vice President--Finance. In addition, the parties expect UnitedHealth Group and Chuck Dow, Lifemark's Senior Vice President--Health Program Services, to enter into an employment agreement in connection with the merger. Each employment agreement will take effect upon the effectiveness of the merger and will have an indefinite term, but be terminable by either UnitedHealth Group or the individual on 45 days' written notice. Each employment agreement provides for a base salary, payable bi-weekly, and eligibility for participation in UnitedHealth Group's bonus plan (up to 20%-30% of initial base salary), employee benefit plans, incentive compensation plans, and stock option and grant plans. Each individual that signs an employment agreement with UnitedHealth Group will receive stock options upon signing and, with the exception of Mr. Sahin and Mr. Dow, will receive cash payments equal to approximately 15% of the individual's base salary, payable in March 2001, and approximately 35% of the individual's base salary, payable in December 2002, if the individual remains employed in good standing with UnitedHealth Group at such times.

   Each employment agreement (other than those for Messrs. Sahin and Dow) contains provisions for the forgiveness over time of certain debt owed by the individual to Lifemark under a promissory note. On December 31 of each year during the term of the note, if the individual remains employed and in good standing with UnitedHealth Group, payment of interest under the note will be forgiven. On December 31 of each of the years 2003 through 2006, if the individual remains employed and in good standing, UnitedHealth Group will forgive 25% of the original principal amount of the note. UnitedHealth Group will forgive the entire unpaid principal and accrued and unpaid interest if the individual's employment is terminated due to death or disability. The aggregate principal amount of debt subject to forgiveness as described above is $690,000. Each employment agreement contains customary terms concerning the assignment of property rights, nondisclosure of confidential information, non-disparagement of UnitedHealth Group, non-solicitation of UnitedHealth Group employees and non-competition with Ovations' and/or UnitedHealth Group's Medicare/Medicaid business.

   If one of the foregoing individuals is terminated without cause, that individual will receive bi-weekly payments, for a period of twelve months, equal to 1/26 of the sum of (1) the individual's annualized base salary (less withholdings or deductions), plus (2) one-half of the total of certain bonus or incentive compensation paid or payable for the two most recent calendar years, or if the individual has been eligible for the bonus for less than the two years, one-half of the last bonus or incentive payment paid or payable to the individual. Upon termination following a change in control, the terminated individual will receive, for a period of twelve months, bi-weekly payments equal to 1/26 of the sum of (1) the individual's highest annualized base salary during the two year period immediately preceding the termination (less withholdings or deductions), plus (2) the greater of (a) all bonuses payable to the individual, or (b) one-half of the total of certain bonus or incentive compensation paid or payable for the two most recent calendar years, or if the individual has been eligible for the bonus for less than the two years, one-half of the last bonus or incentive payment paid or payable to the individual. An individual entitled to severance compensation will also receive a cash payment equal to the portion of the premiums that UnitedHealth Group subsidized for health, dental and group life benefits. In addition, for a one-year period, UnitedHealth Group will pay for outplacement and job search services for that individual. Mr. Kennedy's employment agreement provides for a one-time election, upon 60 days notice, to terminate his employment for any reason between the tenth and twelfth month of his employment. Upon such election, Mr. Kennedy would receive the same severance compensation that he would receive if he were terminated without cause.

   Stock-Based Rights. In the merger, each outstanding option to purchase shares of Lifemark common stock will be converted into an option to acquire, on substantially the same terms and conditions as applied to the Lifemark option (except that each UnitedHealth Group option issued in exchange for a Lifemark option will be exercisable for the entire remaining term of the option, even if the option holder ceases to be an employee or director of Lifemark or UnitedHealth Group and, pursuant to the terms of the Lifemark options, each previously unvested Lifemark option will be converted into a fully vested UnitedHealth Group option), a number of shares of UnitedHealth Group common stock to be determined by multiplying the number of shares of Lifemark common stock subject to such option immediately prior to the merger by the exchange ratio (calculated, if the cash payment election is made, based on the greater of $40.00 or the average closing price), rounded down to the nearest whole share, at a price per share equal to the aggregate exercise price of such option divided by the exchange ratio (calculated, if the cash payment election is made, as described above) and rounded up to the nearest whole cent.

   The following table presents, as of January 3, 2001, the number of Lifemark shares covered by options held by each of Lifemark's directors and executive officers and estimates of the number of UnitedHealth Group shares to be covered by options that Lifemark's directors and executive officers will receive in connection with the merger. The number of UnitedHealth Group shares covered by options have been calculated based on the closing price of UnitedHealth Group common stock on the days leading up to the mailing of this proxy statement/prospectus, which would result in an exchange ratio of approximately 0.1867:

      Name of Director or           Shares Covered by  Shares to be Covered by
      Executive Officer             Lifemark Options  UnitedHealth Group Options
      -------------------           ----------------- --------------------------
      Rhonda E. Brede..............      260,000                48,548
      William G. Brown.............       75,000                14,004
      Richard C. Jelinek...........       30,000                 5,601
      Henry H. Kaldenbaugh.........       30,000                 5,601
      Risa Lavizzo-Mourey..........       75,000                14,004
      John G. Lingenfelter.........       30,000                 5,601
      Michael J. Kennedy...........      127,000                23,714
      David G. Decker..............       75,000                14,004
      Richard M. Jelinek...........      208,823                38,992

   Exchange of Warrant and Convertible Debt. In satisfaction of one of the conditions to the merger, the William Gardner Brown GST Trust, established by William G. Brown, a director of Lifemark, intends to enter into an agreement with Lifemark pursuant to which the trust will exchange a warrant held by it to purchase Lifemark common stock (exercisable for a total of 10,000 shares at $4.45 per share) and a convertible note held by it (convertible into 77,922 shares). In exchange for the warrant and the note, Lifemark will issue 87,922 shares of Lifemark common stock, and will make a cash payment of $51,500, to the William Gardner Brown GST Trust.

Indemnification and Insurance

   The merger agreement provides that UnitedHealth Group will, for a period of six years after the completion of the merger, cause Lifemark to indemnify and hold harmless the present and former officers and directors of Lifemark and its subsidiaries in each case to the fullest extent such person is permitted to be indemnified under applicable law, Lifemark's certificate of incorporation or bylaws, or certain indemnification agreements to which Lifemark is a party, in each case as in effect on October 10, 2000. The merger agreement also provides that, for six years after the completion of the merger, UnitedHealth Group will maintain Lifemark's policies of directors' and officers' liability insurance or substitute comparable policies.

Lifemark Common Stock Ownership

   The following table sets forth, as of January 3, 2001, information regarding the beneficial ownership of Lifemark common stock by certain of Lifemark's directors and executive officers, by all directors and executive officers of Lifemark as a group, and by each person known by Lifemark to be the beneficial owner of 5% or more of the outstanding common stock of Lifemark. The address of all of the persons named or identified below, except Michael D. Hernandez and Hollybank Investments, LP, is c/o Lifemark Corporation, 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

                                                 Shares             Percent of
      Name                                 Beneficially Owned      Common Stock
      ----                                 ------------------      ------------
      Rhonda E. Brede....................        284,595(1)             5.4
      William G. Brown...................        257,842(1)(2)          4.9
      Richard C. Jelinek.................        814,520(1)(2)(3)      15.5
      Henry H. Kaldenbaugh...............        521,703(1)            10.1
      Risa Lavizzo-Mourey................         78,965(1)             1.5
      John G. Lingenfelter...............        436,718(1)             8.4
      Michael J. Kennedy.................        216,493(1)             4.1
      David G. Decker....................         73,135(1)             1.4
      Richard M. Jelinek(4)..............        276,840(1)             5.2
      Michael D. Hernandez(5)............            --                 --
      Hollybank Investments, LP..........        596,347(6)            11.6
      All directors and executive
       officers as a group (10 persons)..      2,802,889(1)(2)(3)      47.4

--------

(1) Includes 158,750, 56,250, 11,250, 11,250, 38,750, 11,250, 127,000, 42,500,
    208,823, and 665,823 shares covered by options held by Ms. Brede, Mr. Brown, Richard C. Jelinek, Dr. Kaldenbaugh, Dr. Lavizzo-Mourey, Dr. Lingenfelter, Mr. Kennedy, Mr. Decker, Richard M. Jelinek, and all directors and executive officers as a group, respectively, which were exercisable within sixty days of January 3, 2001. These amounts also include 90,000, 60,000, 60,000 and 25,000 shares of stock pledged by Ms. Brede, Mr. Kennedy, Richard M. Jelinek and Mr. Decker, respectively, to Lifemark as security for payment pursuant to loans made by Lifemark in connection with the acquisition of such shares pursuant to the exercise of stock options.

(2) Includes 77,922 shares which may be acquired upon conversion of $300,000 in principal amount of a Convertible Note of Lifemark and 10,000 shares covered by a currently exercisable stock purchase warrant. Each of the Convertible Note, the Stock Purchase Warrant and an additional 70,000 shares are held by a trust created by Mr. Brown for the benefit of members of his family, of which Mr. Jelinek is one of the co-trustees.

(3) Includes 1,635, 25,333, 2,135 and 809 shares owned by the spouses of Ms. Brede, Richard C. Jelinek, Dr. Lavizzo-Mourey and Dr. Lingenfelter, respectively.

(4)  Richard M. Jelinek is the son of Richard C. Jelinek.

(5) The address of Michael D. Hernandez is 770 Park Avenue, New York, New York 10021.

(6) Represents shares as of June 5, 2000, as reported on Form 4. Except to the extent of his interest as a limited partner of Hollybank Investments, LP, Dorsey R. Gardner, the general partner of Hollybank Investments, LP, disclaims beneficial ownership with respect to all of the shares for all purposes other than for reporting purposes on Schedule 13G. The address of Hollybank Investments, LP is One Financial Center, Suite 1600, Boston, Massachusetts, 02111.

Regulatory Matters

   The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting periods are terminated or expire. The applicable waiting period was terminated on November 6, 2000. The parties may close the merger at any time within one year from the termination of the waiting period without having to file updated materials with the Department of Justice or Federal Trade Commission.

   The Antitrust Division of the Department of Justice or the Federal Trade Commission may, however, challenge the merger on antitrust grounds after termination of the waiting period. Private parties could take action under the antitrust laws, including seeking an injunction prohibiting or delaying the merger, divestiture or damages. Additionally, at any time before or after the completion of the merger, notwithstanding termination of the applicable waiting period, any state could take action under its antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, Lifemark and UnitedHealth Group will prevail.

   The closing of the merger is conditioned upon receipt by Lifemark and UnitedHealth Group of the consent of the Arizona Health Care Cost Containment System Administration. Neither Lifemark nor UnitedHealth Group is aware of any other material governmental or regulatory approval required for completion of the merger, other than those described in this section.

Certain Federal Income Tax Considerations

   The following is a summary of the material anticipated U.S. federal income tax considerations relevant to the exchange of shares of Lifemark common stock pursuant to the merger for either UnitedHealth Group common stock or cash (if UnitedHealth Group exercises its cash payment election) that are generally applicable to Lifemark stockholders who hold Lifemark common stock as a capital asset. This summary is based on existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, and current administrative rulings and court decisions, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the tax consequences described below.

   Lifemark stockholders should be aware that this discussion does not deal with all federal income tax consequences that may be relevant to particular Lifemark stockholders in light of their particular facts and circumstances. Furthermore, this discussion does not address the tax consequences to Lifemark stockholders subject to special treatment under United States federal income tax law, including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired their Lifemark common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who hold Lifemark common stock as part of a hedge, straddle, or conversion transaction. This summary does not purport to be a complete analysis of all potential tax effects of the merger and any transactions effectuated in conjunction with the merger. No information is provided herein with respect to the tax consequences, if any, of the merger under state, local, or foreign tax laws.

   LIFEMARK STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

 Consequences if the Cash Payment Election is Not Exercised

   If UnitedHealth Group does not exercise its cash payment election, Lifemark stockholders will receive UnitedHealth Group common stock in exchange for their Lifemark common stock (plus cash in lieu of any fractional shares to which they would otherwise be entitled). Subject to the limitations and qualifications set forth below, the merger (within the limitations noted in the introductory paragraphs of this section above) will generally result in the following U.S. federal income tax consequences:

  .  The merger will constitute a reorganization within the meaning of
     Section 368(a) of the Internal Revenue Code and Lifemark, UnitedHealth Group, and Leo Acquisition Corp. will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

  . Neither Lifemark nor UnitedHealth Group will recognize income, gain, or loss as a result of the consummation of the merger;

  . No gain or loss will be recognized by holders of Lifemark common stock upon their exchange of Lifemark common stock for UnitedHealth Group common stock in the merger (except to the extent of cash received in lieu of a fractional share of UnitedHealth Group common stock, as described below);

  . The aggregate tax basis of the UnitedHealth Group common stock received by Lifemark stockholders in the merger, including any fractional shares deemed received as described below, will be the same as the aggregate tax basis of the Lifemark common stock surrendered in exchange therefor;

  . The holding period of the UnitedHealth Group common stock received by each Lifemark stockholder in the merger will include the period for which the Lifemark common stock surrendered in exchange therefor was considered to be held, provided that the Lifemark common stock so surrendered is a capital asset in the hands of the Lifemark stockholder at the time of the merger; and

  . A cash payment received by a holder of Lifemark common stock in lieu of a fractional share of UnitedHealth Group common stock will generally be treated as received in redemption of such fractional share interest, and a Lifemark stockholder will generally recognize gain or loss, which gain or loss will be capital gain or loss provided the Lifemark common stock was a capital asset in the hands of the Lifemark stockholder at the time of the merger. For U.S. federal income tax purposes, the gain or loss is measured by the difference between the amount of cash received and the portion of the tax basis of the share of Lifemark common stock allocable to such fractional share interest.

   The parties have not requested and will not request a ruling from the Internal Revenue Service regarding the tax consequences of the merger. If the cash payment election is not exercised, the consummation of the merger will be contingent upon the receipt by Lifemark of an opinion from Bell, Boyd & Lloyd LLC, its outside legal counsel, or from Dorsey & Whitney LLP, UnitedHealth Group's outside legal counsel, to the effect that the merger will constitute a reorganization within the meaning of the Internal Revenue Code. Lifemark stockholders should be aware that the tax opinion does not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The tax opinion will be subject to certain assumptions and qualifications, including, but not limited to, the truth and accuracy of certain representations made by Lifemark and UnitedHealth Group.

 Consequences if Cash Payment Election is Exercised

   If UnitedHealth Group exercises its cash payment election, the merger will be treated for federal income tax purposes as a taxable sale or exchange of common stock for cash by each Lifemark stockholder. Accordingly, the federal income tax consequences to the Lifemark stockholders if UnitedHealth Group exercises its cash payment election (within the limitations noted in the introductory paragraphs of this "Certain Federal Income Tax Considerations" section) will generally be as follows:

  . The stockholders may recognize a capital gain or loss by reason of the disposition of their shares of common stock pursuant to the merger;

  . The capital gain or loss, if any, will be long-term with respect to shares of the Lifemark common stock held for more than 12 months as of the date of the merger; and

  . The amount of capital gain or loss to be recognized by each stockholder will be measured by the difference between the amount of cash received by such stockholder in connection with the merger and such stockholder's tax basis in the common stock on the date of the merger.

   Cash payments made pursuant to the merger will be reported to the extent required by the Internal Revenue Code to Lifemark stockholders and to the Internal Revenue Service. Such amounts will ordinarily not be subject to withholding of U.S. federal income tax. However, backup withholding of such tax at a rate of 31% may apply to certain stockholders by reason of the events specified in Section 3406 of the Internal Revenue Code and the Treasury regulations promulgated thereunder, which include failure of a stockholder to supply Lifemark or its agent with such stockholder's taxpayer identification number. Accordingly, Lifemark stockholders will be asked to provide their correct taxpayer identification numbers on Substitute Forms W-9, which should be included in the appropriate letter of transmittal for the Lifemark stock. Withholding may also apply to Lifemark stockholders who are otherwise exempt from such withholding, such as foreign persons, if such stockholders fail to properly document their status as exempt recipients.

Accounting Treatment

   The merger will be accounted for by UnitedHealth Group using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their fair market values at the date of the acquisition. The results of operations and cash flows of UnitedHealth Group after the merger will not include the operations of Lifemark prior to the Effective Date.

Dissenters' or Appraisal Rights

   Unless UnitedHealth Group elects to pay cash in lieu of shares of its common stock, you will not be entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment in cash for your shares under Delaware law. In order to exercise your appraisal rights if UnitedHealth Group makes the cash payment election, you must follow the requirements of Delaware law. Under these requirements, you must notify Lifemark of your intent to exercise your appraisal rights before the merger closes and before it is known whether UnitedHealth Group will make the cash payment election. See "Appraisal Rights for Lifemark Stockholders" beginning on page 56.

Restrictions on Sale of Shares by Affiliates of Lifemark and UnitedHealth Group

   The shares of UnitedHealth Group common stock to be received by Lifemark's stockholders in connection with the merger will be freely transferable, except for shares of UnitedHealth Group common stock issued to any person who is deemed to be an affiliate of either Lifemark or UnitedHealth Group at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either of Lifemark or UnitedHealth Group and may include the executive officers and directors, as well as the principal stockholders, of both companies. Affiliates may not sell their shares of UnitedHealth Group common stock acquired in connection with the merger except pursuant to:

  . an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

  .  in accordance with paragraph (d) of Rule 145 under the Securities Act;
     or

  .  any other applicable exemption under the Securities Act.

   The merger agreement requires Lifemark to deliver a written agreement from each of its affiliates to the effect that such person will not offer or sell or otherwise dispose of any of the shares of UnitedHealth Group common stock issued to such person in or pursuant to the merger except in compliance with the Securities Act and the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This proxy statement/prospectus may not be used in connection with the resale of shares of UnitedHealth Group common stock received in the merger by affiliates of Lifemark.

Stock Market Listing

   An application will be filed for listing the shares of UnitedHealth Group common stock to be issued in the merger on the New York Stock Exchange. If the merger is completed, Lifemark common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

             CERTAIN INFORMATION CONCERNING UNITEDHEALTH GROUP

   For a detailed description of UnitedHealth Group's business, the latest financial statements of UnitedHealth Group, management's discussion and analysis of UnitedHealth Group's financial condition and results of operations, and other important information concerning UnitedHealth Group, please refer to UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999, attached hereto as Annex G, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, attached hereto as Annex H, both of which are incorporated by reference in this proxy statement/prospectus.

Directors

   The Board of Directors of UnitedHealth Group is divided into three classes as nearly equal in number as possible. Each class serves three years with the term of office of one class expiring at the Annual Meeting each year in successive years. The following table provides certain information about the directors of UnitedHealth Group.

                                                                        Director
      Name                                                          Age  since
      ----                                                          --- --------
      Directors Whose Terms Expire in 2001
      William C. Ballard, Jr.......................................  60   1993
      Richard T. Burke.............................................  57   1977
      Stephen J. Hemsley...........................................  48   2000
      William W. McGuire, M.D......................................  52   1989
      Directors Whose Terms Expire in 2002
      Thomas H. Kean...............................................  65   1993
      Robert L. Ryan...............................................  57   1996
      William G. Spears............................................  62   1991
      Gail R. Wilensky.............................................  57   1993
      Directors Whose Terms Expire in 2003
      James A. Johnson.............................................  57   1993
      Douglas W. Leatherdale.......................................  64   1983
      Walter F. Mondale............................................  73   1997
      Mary O. Mundinger............................................  63   1997

   Mr. Ballard is currently of counsel to Greenebaum, Doll & McDonald, a law firm in Louisville, Kentucky. In 1992, Mr. Ballard retired after serving 22 years as the Chief Financial Officer and a director of Humana, Inc., a company operating managed health care facilities. Mr. Ballard is a director of Healthcare Recoveries, Inc., HealthCare REIT, Inc., LG&E Energy Corp. and Mid-America Bancorp.

   Mr. Burke has been a member of UnitedHealth Group's Board of Directors since inception and was its Chief Executive Officer until February 1988. Mr. Burke is owner, Chief Executive Officer and Governor of the Phoenix Coyotes, a National Hockey League team. Mr. Burke is also a director of First Cash, Inc.

   Mr. Hemsley has been a member of UnitedHealth Group's Board of Directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 and became President in May 1999. Prior to that time, Mr. Hemsley served as Chief Operating Officer and Senior Executive Vice President of UnitedHealth Group. Prior to joining UnitedHealth Group, Mr. Hemsley was with Arthur Andersen LLP where he served since 1974 in various capacities, including Chief Financial Officer and Managing Partner, Strategy and Planning. Mr. Hemsley is also a director of DAMARK International, Inc.

   Mr. Johnson is the Chairman and Chief Executive Officer of Johnson Capital Partners, a private investment company. On January 1, 1999, Mr. Johnson retired as the Chairman and Chief Executive Officer of

Fannie Mae, positions he had held since 1990. Mr. Johnson is also a director of Cummins Engine Company, Inc., The Goldman Sachs Group, Inc., Kaufman and Broad Home Corporation, Target Corporation and Temple-Inland, Inc.

   Mr. Kean is currently the President of Drew University in New Jersey. Mr. Kean served as the Governor of the State of New Jersey from 1982 to 1990. From 1968 to 1977, Mr. Kean served in the New Jersey State Assembly, including two years in the position of Speaker. Mr. Kean is also a director of Amerada Hess Corporation, Aramark Corporation, Bell Atlantic Corporation, The CIT Group, Inc., Fiduciary Trust Company International and The Pepsi Bottling Group, Inc.

   Mr. Leatherdale has been the Chairman, Chief Executive Officer, President and Chief Operating Officer of The St. Paul Companies, Inc. since 1990. The St. Paul Companies, Inc. is an insurance, financial and general business corporation. In addition, Mr. Leatherdale is a director of The John Nuveen Company and Xcel Energy Inc.

   Dr. McGuire is the Chairman of the Board of Directors and Chief Executive Officer of UnitedHealth Group. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became its Chief Executive Officer in February 1991. Dr. McGuire also served as UnitedHealth Group's Chief Operating Officer from May 1989 to June 1995 and as its President from November 1989 until May 1999.

   Mr. Mondale has been a partner in the law firm of Dorsey & Whitney LLP since January 1997, and was also a partner in that firm from 1987 to 1993. He previously served as a director of UnitedHealth Group from August 1991 to August 1993. Mr. Mondale served as United States Ambassador to Japan from August 1993 through December 1996. In 1984, Mr. Mondale was the Democratic nominee for President of the United States. From 1977 to 1981, Mr. Mondale was the Vice President of the United States. From 1964 to 1976, Mr. Mondale was a U.S. Senator from Minnesota, and Mr. Mondale served as the Attorney General of Minnesota from 1960 to 1964. Mr. Mondale also serves as a director of CNA Financial Corporation, Northwest Airlines Corporation, St. Jude Medical, Inc. and several BlackRock mutual funds managed by BlackRock Financial Management, Inc.

   Ms. Mundinger is Dean and Centennial Professor of Health Policy, School of Nursing and Associate Dean, Faculty of Medicine at Columbia University in New York. Ms. Mundinger has been with Columbia University since 1982. She is also a director of Cell Therapeutics, Inc.

   Mr. Ryan has been Senior Vice President and Chief Financial Officer of Medtronic, Inc., a leading medical technology company specializing in implantable and invasive therapies, since 1993. Mr. Ryan is also a director of Brunswick Corporation.

   Mr. Spears is a Managing Partner of W. G. Spears Grisanti & Brown LLC, an investment counseling and management firm. Mr. Spears was the Chairman of the Board of Spears, Benzak, Salomon & Farrell, Inc., an investment counseling and management firm, from 1972 until 1999. In April 1995, Spears, Benzak, Salomon & Farrell became a wholly owned subsidiary of KeyCorp. Mr. Spears also serves as Chairman of Key Asset Management and as a director of Alcide Corporation and Avatar Holdings, Inc.

   Ms. Wilensky is currently the John M. Olin Senior Fellow at Project HOPE, an international health foundation, and Chair of the Medicare Payment Advisory Commission. From 1992 to 1993, Ms.Wilensky served as the Deputy Assistant to President George Bush for policy development, and from 1990 to 1992, she was the Administrator of the Health Care Financing Administration directing the Medicaid and Medicare programs for the United States. Ms. Wilensky also serves as a director of Advanced Tissue Sciences, Inc., Manor Care, Inc., Quest Diagnostics Incorporated, St. Jude Medical, Inc., Shared Medical Systems Corporation and Syncor International Corporation.

 Director Compensation

   UnitedHealth Group pays directors who are not employees of UnitedHeath Group an annual retainer of $30,000, a $1,500 fee for attending each Board meeting in person ($750 for attending by telephone), and a $1,000 fee for attending each committee meeting in person ($500 for attending by telephone). In addition, UnitedHealth Group pays each of the Chairman of the Audit Committee and the Chairman of the Compensation and Human Resources Committee an annual retainer of $5,000.

   UnitedHealth Group also provides health care coverage to current and past directors who are not eligible for coverage under another group health care benefit program or Medicare. During 2000, UnitedHealth Group paid approximately $4,297 in health care premiums on behalf of Mr. Burke and an aggregate of approximately $5,084 on behalf of past directors.

   Directors of UnitedHealth Group who are not employees of UnitedHealth Group receive grants of non-qualified stock options under the 1995 Non-employee Director Stock Option Plan (the "Director Plan"). Under the Director Plan, directors receive two types of option grants: initial grants and annual grants. The initial grants (non-qualified stock options to purchase 18,000 shares of UnitedHealth Group common stock) are made automatically on the date the eligible director is first elected to the Board of Directors and become exercisable over the following three-year period at the rate of 6,000 shares per year. The annual grants (non-qualified stock options to purchase 10,000 shares of UnitedHealth Group common stock) are made automatically in four equal quarterly installments on the first business day of each fiscal quarter. They become exercisable six months after grant. The exercise price for options granted under the Director Plan is the closing sale price of UnitedHealth Group common stock on the date the option is granted. In 2000, each non-employee director also received a special one-time grant of 3,000 shares of restricted stock. These shares become available in equal installments over a period of three years.


Executives

 Executive Officers of UnitedHealth Group

                                                                                           First Elected as
Name                     Age Position                                                      Executive Officer
----                     --- --------                                                      -----------------
William W. McGuire,
 M.D. ..................  52 Chairman, Chief Executive Officer and Director                      1988
Stephen J. Hemsley......  48 President and Director                                              1997
Patrick J. Erlandson....  41 Chief Financial Officer                                             2001
David J. Lubben.........  49 General Counsel and Secretary                                       1996
Lois E. Quam............  39 Chief Executive Officer, Ovations                                   1998
Jeannine R. Rivet.......  52 Executive Vice President and Chief Executive Officer, Ingenix       1998
Robert J. Sheehy........  43 Chief Executive Officer, UnitedHealthcare                           2001
R. Channing Wheeler.....  48 Chief Executive Officer, Uniprise                                   1998

   UnitedHealth Group's Board of Directors elects executive officers annually. UnitedHealth Group's executive officers serve until their successors are duly elected and qualified.

   Dr. McGuire became a director of UnitedHealth Group in February 1989 and the Chairman of the Board in May 1991. Dr. McGuire became an Executive Vice President of UnitedHealth Group in November 1988, was appointed UnitedHealth Group's Chief Operating Officer in May 1989, its President in November 1989, and its Chief Executive Officer in February 1991.

   Mr. Hemsley joined UnitedHealth Group in May 1997. He became President in May 1999 and a member of the Board of Directors in February 2000. Prior to that time, he served as Chief Operating Officer and Senior Executive Vice President of UnitedHealth Group. Prior to joining UnitedHealth Group, Mr. Hemsley was with Arthur Andersen LLP where he served since 1974 in various capacities, including Chief Financial Officer and Managing Partner, Strategy and Planning.


   Mr. Erlandson joined UnitedHealth Group in 1997 and became Chief Financial Officer in January 2001. Prior to January 2001, Mr. Erlandson served in various capacities with UnitedHealth Group, including

Corporate Controller and Chief Accounting Officer. Prior to joining UnitedHealth Group, Mr. Erlandson was a partner with Arthur Andersen LLP where he served from 1981 to 1997.

   Mr. Lubben became UnitedHealth Group's General Counsel and Secretary in October 1996. Prior to joining UnitedHealth Group, he was a partner in the law firm of Dorsey & Whitney LLP. Mr. Lubben first became associated with Dorsey & Whitney in 1977.

   Ms. Quam joined UnitedHealth Group in 1989 and became the Chief Executive Officer of Ovations in April 1998. Prior to April 1998, Ms. Quam served in various capacities including Chief Executive Officer, AARP Division, Vice President, Public Sector Services and Director, Research. Prior to joining UnitedHealth Group, Ms. Quam served as Research Director from 1987 to 1989 for Partners National Health Plan.

   Ms. Rivet joined UnitedHealth Group in June 1990 and became Executive Vice President and Chief Executive Officer of Ingenix in January 2001. Ms. Rivet was an Executive Vice President of UnitedHealthcare from October 1994 to March 1998 and served as the Chief Executive Officer of UnitedHealthcare from April 1998 to December 2000. She served as UnitedHealth Group's Senior Vice President, Health Plan Operations from September 1993 to September 1994 and its Vice President of Health Service Operations from June 1990 to September 1993.

   Mr. Sheehy joined UnitedHealth Group in 1992 and became the Chief Executive Officer of UnitedHealthcare in January 2001. From April 1998 to December 2000, he was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy served in various capacities with UnitedHealth Group, including Chief Executive Officer of United HealthCare of Ohio.


   Mr. Wheeler joined UnitedHealth Group in March 1995 and became Chief Executive Officer of Uniprise in May 1998. Prior to May 1998, he served in various capacities with UnitedHealth Group, including Chief Executive Officer, Northeast HealthPlans.

 Cash and Other Compensation

   The following table provides certain summary information for the fiscal years ended December 31, 2000, 1999 and 1998 relating to cash and other forms of compensation paid to, or accrued by UnitedHealth Group on behalf of, UnitedHealth Group's Chief Executive Officer and each of the four other most highly compensated executive officers of UnitedHealth Group in the fiscal year ended December 31, 2000.

                        SUMMARY COMPENSATION TABLE

                                                                   Long Term
                                                                  Compensation
                                                                  ------------
                                                     Other Annual  Securities   All Other
Name and Principal             Salary                Compensation  Underlying  Compensation
Position                 Year    ($)    Bonus ($)       ($)(2)    Options/(#)     ($)(3)
------------------       ---- --------- ---------    ------------ ------------ ------------
William W. McGuire,
 M.D.................... 2000 1,696,154        --(1)   109,159       650,000    2,822,599
 Chief Executive Officer 1999 1,588,461 2,978,365       81,479     4,150,000      123,863
                         1998 1,300,000       -0-       54,985       980,000      110,682
Stephen J. Hemsley...... 2000   871,154        --(1)    22,108       300,000      662,672
 President and Chief     1999   747,116 1,167,368       19,303     2,020,000       23,929
 Operating Officer       1998   559,615       -0-       14,400       560,000        8,913
Jeannine M. Rivet....... 2000   462,961        --(1)       -0-        80,000       15,633
 Chief Executive
  Officer,               1999   442,831   442,831        6,400       199,624       14,608
 UnitedHealthcare        1998   374,039   178,200       14,400       222,104       11,000
R. Channing Wheeler..... 2000   457,308        --(1)     3,200       100,000       31,839
 Chief Executive
  Officer,               1999   420,192   475,000          -0-       277,520       12,100
 Uniprise                1998   365,385   146,650        6,300       160,000        7,154
Arnold H. Kaplan(4)..... 2000   414,400        --(1)    12,616        30,000       29,133
 Chief Financial Officer 1999   405,715   400,000       13,352       180,000       12,959
                         1998   177,400   141,000       11,096       250,000          -0-

--------

(1) UnitedHealth Group anticipates that bonus amounts for the fiscal year ended December 31, 2000 will be determined by the Board of Directors of UnitedHealth Group at its regularly scheduled meeting in February 2001.

(2) Other annual compensation for Dr. McGuire includes company-provided transportation of $67,667 in 2000, $50,839 in 1999 and $29,625 in 1998, and
    an expense allowance of $21,600 in each of 2000, 1999 and 1998.

(3) For each of the named executive officers except Dr. McGuire and Mr. Hemsley, the indicated amounts consist of contributions made pursuant to UnitedHealth Group's 401(k) Savings Plan and Executive Savings Plan and company-paid insurance premiums of $1,744 in each of 2000 and 1999 for Ms. Rivet; $3,870 in 2000 and $3,731 in 1999 for Mr. Wheeler; and $4,701 in 2000 and $2,514 in 1999 for Mr. Kaplan. The amounts indicated for Dr. McGuire and Mr. Hemsley include bonuses of $2,600,000 and $600,000, respectively, received in early 2000 for services rendered to UnitedHealth Group over the past several years, as well as company contributions made pursuant to UnitedHealth Group's 401(k) Savings Plan and Executive Savings Plan. The amounts indicated for Dr. McGuire also include company-paid insurance premiums of $82,364 in 2000, $77,556 in 1999 and $72,774 in 1998,
    and the amounts indicated for Mr. Hemsley include company-paid insurance premiums of $1,516 in each of 2000 and 1999.

(4) Mr. Kaplan joined UnitedHealth Group on July 1, 1998 and served as UnitedHealth Group's Chief Financial Officer from July 1, 1998 through January 2, 2001.

                           OPTION GRANTS IN 2000

                                                                      Potential Realizable
                                                                        Value at Assumed
                                                                        Annual Rates of
                                                                          Stock Price
                                                                        Appreciation for
                           Individual Grants                             Option Term(2)
                         -----------------------                      --------------------
                         Number of
                         Securities   % of Total
                         Underlying    Options   Exercise
                          Options     Granted to  or Base
                          Granted     Employees    Price   Expiration
Name                        (#)        In 2000   ($/share)  Date(1)     5%($)     10%($)
----                     ----------   ---------- --------- ---------- --------- ----------
William W. McGuire,
 M.D....................  650,000(3)     8.1      23.8125   03/08/10  9,734,110 24,668,145
Stephen J. Hemsley......  300,000(4)     3.8      23.8125   03/08/10  4,492,666 11,385,298
Jeannine M. Rivet.......   40,000(5)     0.5      23.8125   03/08/10    559,022  1,518,040
                           40,000(6)     0.5      39.0938   07/26/10    983,435  2,492,218
R. Channing Wheeler.....   60,000(5)     0.8      23.8125   03/08/10    898,533  2,277,060
                           40,000(6)     0.5      39.0938   07/26/10    983,435  2,492,218
Arnold H. Kaplan........   30,000(7)     0.4      39.0938   07/26/10    737,576  1,869,163

--------

(1) All options granted in 2000 expire ten years following the date of grant, subject to earlier termination upon certain events related to termination of employment. Options not yet exercisable generally become exercisable upon a change in control of UnitedHealth Group. A change in control as defined in UnitedHealth Group's Amended and Restated 1991 Stock and Incentive Plan occurs upon the sale of all or substantially all of the assets of UnitedHealth Group or any merger, reorganization or exchange or tender offer that will result in a change in the power to elect 50% or more of UnitedHealth Group's Board of Directors. The exercise price may be paid in cash, in shares of stock or pursuant to a cashless exercise procedure under which the optionee instructs a brokerage firm to sell the purchased shares and remit to UnitedHealth Group out of the proceeds an amount equal to the exercise price plus all applicable withholding taxes.

(2) The "potential realizable value" shown is the potential gain on the last day the option remains exercisable. This value will be achieved only if the options have been held for the full ten years and the stock price has appreciated at the assumed rate. Potential realizable value is listed for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of future value of UnitedHealth Group common stock or of the stock price.

(3) Options become exercisable at the rate of 25% per year over a period of four years on the first day of each year, beginning on January 1, 2001.

(4) Options become exerciseable at the rate of 25% per year over a period of four years on the eighth day of March of each year, beginning on March 8, 2001.

(5) Options become exerciseable at the rate of 33.3% per year over a period of three years, subject to certain conditions.

(6) Options become exercisable at the rate of 25% per year over a period of four years on the twenty-sixth day of July of each year, beginning on July 26, 2001.

(7) Options become exercisable at the rate of 25% per year over a period of four years on the twenty-sixth day of July of each year, beginning July 26, 2001, subject to certain early vesting provisions.

AGGREGATED OPTION EXERCISES IN 2000 AND OPTION VALUES AT DECEMBER 31, 2000

                                                                            Value of Unexercised
                           Shares                  Number of Securities     in-the-Money Options
                          Acquired     Value      Underlying Unexercised         At 12/31/00
                         On Exercise  Realized     Options at 12/31/00          Exercisable/
Name                         (#)        ($)     Exercisable/Unexercisable*  Unexercisable ($)(1)
----                     ----------- ---------- -------------------------- -----------------------
William W. McGuire,
 M.D....................  1,000,000  46,448,512    5,906,791/2,555,833     247,819,400/100,312,136
Stephen J. Hemsley......        -0-         -0-    2,151,666/1,328,334       88,354,019/52,082,201
Jeannine M. Rivet.......    199,638   4,117,785        612,056/343,672       25,113,728/12,754,210
R. Channing Wheeler.....    138,626   4,349,208        342,486/448,284       13,420,871/17,204,031
Arnold H. Kaplan........        -0-         -0-        186,667/273,333        7,261,160/10,268,526

--------

(1) Calculated as market price per share on December 29, 2000 (the last trading day of the calendar year 2000) of $61.38, less the per share exercise price, times the number of unexercised options.


                         LONG TERM INCENTIVE PLAN

   The following table reflects awards made under the Company's Supplemental Long Term Executive Compensation Plan (the "Plan") during the fiscal year ended December 31, 2000 to the Chief Executive Officer and the executive officers named in the Summary Compensation Table above. Any payments earned and made under the Plan will be reported in the Summary Compensation Table in the year paid. The amounts shown in the table are for illustration purposes only and should not be construed as payouts for the executives listed. Performance thresholds must be achieved before any payments are made under the Plan.

     Long-Term Incentive Plans--Awards During Year Ended December 31, 2000

                                                      Estimated Future Payouts
                                                     Under Non-Stock Price-Based
                                                             Plans($)(2)
                                                     ---------------------------
                              Performance or Other
                                  Period Until
Name                         Maturation or Payout(1) Threshold Target   Maximum
----                         ----------------------- --------- ------- ---------
William W. McGuire..........        1999-2000           -0-    821,154 1,642,308
                                    1999-2001           -0-    847,436 1,694,872
                                    2000-2002           -0-    899,359 1,798,718
Stephen J. Hemsley..........        1999-2000           -0-    404,568   809,135
                                    1999-2001           -0-    419,712   839,423
                                    2000-2002           -0-    472,875   945,750
Jeannine M. Rivet ..........        1999-2000           -0-    226,448   452,896
                                    1999-2001           -0-    228,465   456,931
                                    2000-2002           -0-    244,319   488,638
R. Channing Wheeler.........        1999-2000           -0-    219,375   438,750
                                    1999-2001           -0-    223,750   447,500
                                    2000-2002           -0-    244,319   488,638
Arnold H. Kaplan............        1999-2000           -0-        -0-       -0-
                                    1999-2001           -0-        -0-       -0-
                                    2000-2002           -0-        -0-       -0-

--------
(1) Each performance cycle ends on December 31 of its final year. Payouts, if any, will be made within six months of the end of the applicable period, provided, however, that a pro rata portion of such payouts may be made earlier upon a change in control of UnitedHealth Group, and participants may elect, if permitted by law, to defer the payment of any awards under UnitedHealth Group's Executive Savings Plan.

(2) Performance goals are based on a number of criteria, including financial factors, such as revenue, return on equity, and share price appreciation and non-financial factors, such as diversity.

Executive Employment Agreements

   UnitedHealth Group has entered into an employment agreement with each of the executive officers named in the Summary Compensation Table.

   William W. McGuire, M.D. Dr. McGuire entered into a revised employment agreement, effective October 13, 1999, to serve as Chief Executive Officer. The initial term of this agreement is five years ending on October 13, 2004 and is automatically extended for additional one-year periods on each anniversary of the effective date unless either party delivers prior notice of intent not to renew.

   Pursuant to the agreement, Dr. McGuire currently receives a base annual salary of $1,700,000 which is subject to a minimum increase of $100,000 each year. During each calendar year of the initial five-year term of the agreement, Dr. McGuire receives a nonqualified stock option to purchase a minimum of 650,000 shares of UnitedHealth Group common stock. These stock options vest over a period of four years at the rate of 25% per year, subject to additional vesting provisions if specified future events occur. Dr. McGuire is eligible to participate in UnitedHealth Group's incentive bonus plan at prescribed levels and in its other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability policies on Dr. McGuire that he owns. The agreement provides Dr. McGuire with a supplemental retirement benefit equal to a percentage of his cash compensation during the three calendar years preceding his retirement.

   The employment agreement provides severance benefits if Dr. McGuire's employment by UnitedHealth Group ends under certain circumstances. If his employment is terminated by UnitedHealth Group without cause or by Dr. McGuire for good reason as those terms are defined in the agreement, UnitedHealth Group will pay Dr. McGuire his salary and bonus for the 36 months following the termination of his employment. In addition, Dr. McGuire will continue to receive credited service under his supplemental retirement benefits for the 36-month period. Certain stock options and restricted stock awards granted to Dr. McGuire will also vest and such stock options will remain exercisable for a period of up to 72 months but not beyond the expiration date of the respective option.

   If Dr. McGuire's employment is terminated because of his death or permanent disability, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 24 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and certain of his stock options will vest immediately and remain exercisable for up to 36 months following his death or permanent disability but not beyond the expiration date of the respective option.

   If Dr. McGuire voluntarily terminates his employment without good reason, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 24 months. Any vested stock options at the time of the termination of his employment will remain exercisable for up to 36 months following termination of his employment but not beyond the expiration date of the respective option. In addition, in the event of any termination of Dr. McGuire's employment other than a termination for cause, UnitedHealth Group will continue to provide health coverage for Dr. McGuire and his spouse for the remainder of their lives and his children until age 25.

   Pursuant to the employment agreement, Dr. McGuire is subject to provisions prohibiting his solicitation of UnitedHealth Group employees and competition with UnitedHealth Group during the term of the agreement, for the period of the severance payments and one year thereafter. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

   Stephen J. Hemsley. Mr. Hemsley entered into an employment agreement, effective October 13, 1999, to serve as President. This agreement continues until it is terminated in accordance with its terms as discussed below.

   During each calendar year of the agreement, Mr. Hemsley receives a nonqualified stock option to purchase a minimum of 300,000 shares of UnitedHealth Group common stock. These stock options vest over a period of four years at the rate of 25% per year based on the achievement of performance goals established at the time of grant or upon the ninth anniversary of the date of grant, subject to additional vesting provisions if specified future events occur. Mr. Hemsley is eligible to participate in UnitedHealth Group's incentive bonus plan at prescribed levels and in its other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability policies on Mr. Hemsley that he owns. Pursuant to the terms of the agreement, UnitedHealth Group is in the process of establishing a supplemental retirement benefit plan for Mr. Hemsley that will be reasonable and customary for executives of a similar position in comparably sized companies.

   The employment agreement provides severance benefits if Mr. Hemsley's employment by UnitedHealth Group ends under certain circumstances. If his employment is terminated by UnitedHealth Group without cause or by Mr. Hemsley for good reason other than in connection with a change in control as those terms are defined in the agreement, UnitedHealth Group will pay Mr. Hemsley two times his annual salary and bonus over the 12 months following the termination of his employment. If such termination is in connection with a change in control, Mr. Hemsley will receive three times his annual salary and bonus over the 12 months following the termination of his employment. If the termination is in connection with a change in control, any stock options or restricted stock awards granted to Mr. Hemsley will also vest and the stock options will remain exercisable for a period of 36 months but not longer than the expiration date under the respective option. If the termination is not in connection with a change in control, the Compensation and Human Resources Committee will give consideration to the vesting of any unvested options and the period that the vested options remain exercisable after termination of Mr. Hemsley's employment.

   If Mr. Hemsley's employment is terminated because of his death or permanent disability, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 12 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and certain of his stock options will vest immediately and remain exercisable for up to 36 months following his death or permanent disability but not beyond the expiration date of the respective option. In addition, in the event of any termination of Mr. Hemsley's employment other than a termination for cause, UnitedHealth Group will continue to provide health coverage for Mr. Hemsley and his spouse until age 65 and his children until age 25.

   Pursuant to the employment agreement, Mr. Hemsley is subject to provisions prohibiting his solicitation of UnitedHealth Group employees during the term of the agreement, for the period of the severance payments and for one year thereafter. Mr. Hemsley is also prevented from competing with UnitedHealth Group during the term of his employment and the period that severance payments are made to him under the employment agreement. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

   Jeannine M. Rivet. Ms. Rivet entered into an employment agreement, effective October 16, 1998, to serve in an executive position. This agreement remains in effect until it is terminated by either party under certain circumstances. Under this agreement, Ms. Rivet is eligible to participate in UnitedHealth Group's incentive bonus and stock plans and its other employee benefit plans.

   R. Channing Wheeler. Mr. Wheeler entered into an employment agreement, effective June 9, 1998, to serve in an executive position. The initial term of this agreement is three years; after the initial term, this agreement automatically renews for additional one year terms unless either party provides prior notice of intent not to renew. Under this agreement, Mr. Wheeler is eligible to participate in UnitedHealth Group's incentive bonus and stock plans and its other employee benefit plans.

   Arnold H. Kaplan. Mr. Kaplan entered into an employment agreement, effective May 19, 1998, to serve as Chief Financial Officer of UnitedHealth Group. This agreement remains in effect until it is terminated by either party under certain circumstances. Under this agreement, Mr. Kaplan is eligible to participate in UnitedHealth Group's incentive bonus and stock plans and its other employee benefit plans. Mr. Kaplan retired as Chief Financial Officer effective as of January 2, 2001.

   Pursuant to their agreements, each of Ms. Rivet and Mr. Wheeler is entitled to receive severance compensation for a 12-month period equal to the executive's base salary and bonus (as determined by his or her agreement) if the executive's employment is terminated by UnitedHealth Group without cause or if a change in employment occurs (as defined in his or her agreement). This severance compensation is greater if these events occur within two years following a change in control (as defined in his or her agreement). During the term of these agreements and during certain periods of time following termination of these agreements, each executive is subject to non-solicitation and non-competition provisions.

Severance Arrangements and Change-in-Control Provisions

   According to UnitedHealth Group's Severance Pay Plan, which applies to all regular company employees, certain of the executive officers may be eligible to receive severance pay following their termination in certain events. However, any payments an executive officer receives in connection with a change in control (as defined in and pursuant to an employment agreement with UnitedHealth Group) will replace and be in lieu of payment and/or benefits under any company severance program, including UnitedHealth Group's Severance Pay Plan. Under UnitedHealth Group's Severance Pay Plan, the amount of severance pay following termination depends upon the executive officer's length of service, grade level within UnitedHealth Group, and the execution of a company-approved release.

   In the case of a change in control of UnitedHealth Group, certain of the outstanding stock options granted under UnitedHealth Group's Amended and Restated 1991 Stock and Incentive Plan will become exercisable in full. Change in control is defined for this purpose as the sale of all or substantially all of UnitedHealth Group's assets, or any merger, reorganization or exchange or tender offer that will result in a change in the power to elect 50% or more of the members of UnitedHealth Group's Board of Directors.

UnitedHealth Group Common Stock Ownership

   The following table provides information about each shareholder known to UnitedHealth Group to own beneficially more than 5% of the outstanding shares of UnitedHealth Group common stock as of December 31, 2000.

      Name And Address Of Beneficial          Amount And Nature      Percent of
      Owner                               Of Beneficial Ownership(1)  Class(2)
      ------------------------------      -------------------------- ----------
      Massachusetts Financial Services
      Company
      500 Boylston Street, 15th Floor
      Boston, MA 02116...................       25,602,094 (3)          8.0%
      FMR Corporation
      82 Devonshire Street
      Boston, MA 02109-3614..............       23,410,034 (4)          7.3%

--------

(1) Except as otherwise described, the shareholders in the table have sole voting and investment powers with respect to the shares listed.

(2) Percent of class calculation is based on 319,821,652 shares of UnitedHealth Group common stock outstanding as of December 31, 2000.

(3) This information is based on a Schedule 13G/A filed by Massachusetts Financial Services Company ("MFS") with the Securities and Exchange Commission (the "SEC") on February 11, 2000 reporting beneficial ownership data as of February 11, 2000. MFS holds sole voting power with respect to 25,561,934 shares and sole investment power with respect to all 25,602,094 shares. The MFS Schedule 13G/A states that these shares are also beneficially owned by certain other nonreporting entities.

(4) This information is based on a Schedule 13G/A filed by FMR Corporation ("FMR") with the SEC on February 14, 2000 reporting beneficial ownership data as of December 31, 1999. FMR, through its control over Fidelity Management and Research Company, a wholly-owned investment adviser subsidiary of FMR, Fidelity Management Trust Company and Fidelity International Limited, holds sole investment power with respect to all 23,410,034 shares.

   The following table provides information about the beneficial ownership of UnitedHealth Group common stock as of December 31, 2000 by each director, each named executive officer, and by all directors and all executive officers as a group. The amounts set forth in the column entitled "Amount and Nature of Beneficial Ownership" include shares set forth in the column entitled "Number of Shares Beneficially Owned as a Result of Options Exercisable Within 60 Days of December 31, 2000."

                                                             Number of Shares
                                                            Beneficially Owned
                                                              as a Result of
                                              Amount and         Options
                                              Nature of        Exercisable
      Name of Beneficial Owner or Identity    Beneficial    Within 60 Days of
      of Group                               Ownership(1)   December 31, 2000
      ------------------------------------   ------------   ------------------
      William C. Ballard....................      91,900            76,500
      Richard T. Burke......................   1,285,762(2)        396,500
      Stephen J. Hemsley....................   2,158,476(3)      2,151,666
      James A. Johnson......................     167,900(4)        140,500
      Thomas H. Kean........................     153,500(5)        140,500
      Douglas W. Leatherdale................     540,400(6)        332,500
      William W. McGuire, M.D...............   6,744,554(3)      6,481,792
      Walter F. Mondale.....................      51,840(7)         38,500
      Mary O. Mundinger.....................      47,700            38,500
      Robert L. Ryan........................      49,500            38,500
      William G. Spears.....................     220,724           204,500
      Gail R. Wilensky......................      87,500            78,500
      Jeannine M. Rivet.....................     685,057(3)        625,389
      R. Channing Wheeler...................     366,528(3)        362,486
      Arnold H. Kaplan......................     492,232(8)        460,000
      All executive officers and directors
       as a group (17 persons)..............  13,512,721(9)     11,929,835

--------

(1) Unless otherwise noted, each person and group identified possesses sole voting and investment power with respect to the shares shown opposite such person's or group's name. Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days of December 31, 2000 are treated as outstanding only when determining the amount and percent owned by such individual or group. All amounts shown for individuals reflect less than 1% of the shares outstanding, except for Dr. McGuire who beneficially owns 2.1% of the shares outstanding. The group total reflects 4.2% of the shares outstanding.

(2) Includes 33,062 shares held directly by Mr. Burke's spouse. Mr. Burke disclaims beneficial ownership with respect to these shares.

(3) Includes the following number of shares held in account by the Trustee of UnitedHealth Group's ESOP for each of the following, who have sole voting power and no investment power: Dr. McGuire, 1,554 shares; Mr. Hemsley, 36 shares; Mr. Kaplan, 18 shares; Ms. Rivet, 408 shares; and Mr. Wheeler, 60 shares.

(4) Includes 400 shares held by Mr. Johnson in a family trust. Mr. Johnson disclaims beneficial ownership with respect to these shares.

(5) Includes 2,000 shares held by Mr. Kean in a trust for the benefit of his minor child.

(6) Includes 1,400 shares held by Mr. Leatherdale's one dependent child. Mr. Leatherdale disclaims beneficial ownership with respect to these shares.

(7) Includes 1,140 shares held by Mr. Mondale in a revocable trust and 4,200 shares held in an Individual Retirement Account.

(8) Includes 30,000 shares held by Mr. Kaplan in an Individual Retirement
    Account.

(9) Includes 2,736 shares held by the Trustee of UnitedHealth Group's ESOP for the accounts of executive officers of UnitedHealth Group, with respect to which such persons have sole voting power and no investment power, the indirect holdings included in footnotes (2), (4), (5), (6), (7) and (8) above, and the holdings of spouses of executive officers.

Properties

   As of December 31, 2000, the Company leased approximately 1.7 million aggregate square feet of space for its principal administrative offices in the greater Minneapolis/St. Paul, Minnesota area and in Hartford, Connecticut. Excluding these areas, as of December 31, 2000, the Company leased approximately 5.6 million aggregate square feet in the United States and Europe. Such space accommodates health plans, managed care services, specialty programs or satellite administrative offices. The Company's leases expire at various dates through May 31, 2025. As of December 31, 2000, the Company owned approximately 121,500 aggregate square feet of space for administrative offices in various states.

Employees

   As of December 31, 2000, UnitedHealth Group employed approximately 28,700 individuals.

Certain Relationships and Transactions

   During UnitedHealth Group's fiscal year ended December 31, 1999, UnitedHealth Group paid insurance premiums, in an amount which was not material to either The St. Paul Companies, Inc. or UnitedHealth Group, to The St. Paul Companies, Inc., of which Mr. Leatherdale is a director and an executive officer.

   Dorsey & Whitney LLP is UnitedHealth Group's corporate legal counsel. Mr. Mondale is a partner of Dorsey & Whitney LLP.

                              THE MERGER AGREEMENT

   The following is a summary of certain aspects of the merger agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached to this proxy statement/prospectus as Annex A.

Structure of the Merger and Conversion of Lifemark Common Stock

   In accordance with the merger agreement and Delaware law, Leo Acquisition Corp., a newly formed, wholly owned subsidiary of UnitedHealth Group, will be merged with and into Lifemark. As a result of the merger, the separate corporate existence of Leo Acquisition Corp. will cease and Lifemark will survive as a wholly owned subsidiary of UnitedHealth Group.

   Upon completion of the merger, each outstanding share of Lifemark common stock, other than shares held by Lifemark as treasury stock or by UnitedHealth Group or their respective subsidiaries, will be canceled and converted into the right to receive either UnitedHealth Group common stock or cash. Unless UnitedHealth Group makes the cash payment election described below, for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock based on the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day before the closing date of the merger. If the average closing price is:

  . $47.50 or more, for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock equal to $10.55 divided by the average closing price or $56.50, whichever is less;

  . $44.00 or less, and UnitedHealth Group does not make the cash payment election described below, for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock equal to $10.08 divided by the average closing price; and

  . greater than $44.00, but less than $47.50, for each share of Lifemark common stock you own, you will receive a number of shares of UnitedHealth Group common stock equal to a fraction, the numerator of which is $10.08 plus (1) the product of (a) $0.47 and (b) the difference between the average closing price and $44.00, divided by (2) $3.50, and the denominator of which is the average closing price. The numerator derived above will be an amount between $10.08 and $10.55.

   If the average closing price as described above is less than $44.00, UnitedHealth Group may elect to pay cash rather than shares of its common stock in the merger. If UnitedHealth Group makes this cash payment election, you will receive $10.08 in cash per share of Lifemark common stock. UnitedHealth Group common stock is traded on the New York Stock Exchange under the trading symbol "UNH." On January 11, 2001, UnitedHealth Group common stock closed at $55.38 per share. We believe the merger offers significant value to our stockholders.

   The number of shares of UnitedHealth Group common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend or similar event with respect to UnitedHealth Group common stock effected between the date of the merger agreement and the completion of the merger. UnitedHealth Group effected a two for one stock split on December 22, 2000. Because the merger will be completed after the stock split, the exchange ratios used above have been adjusted to reflect the stock split.

   No fractional shares of UnitedHealth Group common stock will be issued in connection with the merger. Instead, you will receive an amount of cash (rounded to the nearest whole cent) in lieu of a fraction of a share of UnitedHealth Group common stock equal to the product of such fraction multiplied by the closing price for a share of UnitedHealth Group common stock on the New York Stock Exchange on the last full trading day prior to the effective time of the merger.

   The following examples illustrate how the number of shares of UnitedHealth Group common stock to which a Lifemark stockholder will be entitled will vary based on changes in the average closing price of UnitedHealth Group common stock.

       (1) If the average closing price were $57.50, a person holding 100 shares of Lifemark common stock would be entitled to receive 18 shares of UnitedHealth Group common stock:

       $10.55/$56.50* = 0.1867257 X 100 = 18.67257 = 18

     * For purposes of calculating the exchange ratio, the average closing price may not exceed $56.50.

     Instead of a fraction of a share, the Lifemark stockholder would receive an amount of cash equal to 0.67257 multiplied by the closing price of UnitedHealth Group common stock on the New York Stock Exchange on the last full trading day prior to the completion of the merger.


       (2) If the average closing price were $45.00, a person holding 100 shares of Lifemark common stock would be entitled to receive 22 shares of UnitedHealth Group common stock:

      $10.08 + $0.47 [($45.00 - $44.00)/$3.50]
      ________________________________________  = 0.2269841 X 100 = 22.69841 = 22
                       $45.00

     Instead of a fraction of a share, the Lifemark stockholder would receive an amount of cash equal to 0.69841 multiplied by the closing price of UnitedHealth Group common stock on the New York Stock Exchange on the last full trading day prior to the completion of the merger.


       (3) If the average closing price were $43.00, a person holding 100 shares of Lifemark common stock would be entitled to receive 23 shares of UnitedHealth Group common stock**:

       $10.08/$43.00 = 0.2344186 X 100 = 23.44186 = 23

     Instead of a fraction of a share, the Lifemark stockholder would receive an amount of cash equal to 0.44186 multiplied by the closing price of UnitedHealth Group common stock on the New York Stock Exchange on the last full trading day prior to the completion of the merger.

      ** If the average closing price is below $44.00, UnitedHealth Group may elect to pay the shareholder cash in the amount of $10.08 per share of Lifemark stock, rather than shares of UnitedHealth Group common stock.

Treatment of Lifemark Stock Options

   At the effective time, each outstanding option granted by Lifemark to purchase shares of Lifemark common stock, whether vested or unvested, will be assumed by UnitedHealth Group and converted into an option to acquire, on substantially the same terms and conditions as applied to the Lifemark option (except that each UnitedHealth Group option issued in exchange for a Lifemark option will be exercisable for the entire remaining term of the option, even if the option holder ceases to be an employee or director of Lifemark or UnitedHealth Group and, pursuant to the terms of the Lifemark options, each previously unvested Lifemark option will be converted into a fully vested UnitedHealth Group option), a number of shares of UnitedHealth Group common stock equal to the number of shares of Lifemark common stock that were issuable upon exercise of such option immediately prior to the effective time of the merger multiplied by the exchange ratio (calculated, if the cash payment election is made, based on the greater of $40.00 or the average closing price) and rounded down to the nearest whole number of shares. The per share exercise price of such UnitedHealth Group stock options will equal the exercise price per share at which the Lifemark stock option was exercisable immediately prior to the effective time of the merger divided by the exchange ratio (calculated, if the cash payment election is made, as set forth above, and rounded up to the nearest whole cent). UnitedHealth Group has agreed to cause the UnitedHealth Group common stock issuable upon exercise of the UnitedHealth Group stock options to be listed on the New York Stock Exchange. Within five business days following the effective time, UnitedHealth Group will file a registration statement on Form S-8 with the Securities and Exchange Commission with respect to the UnitedHealth Group common stock underlying such UnitedHealth Group stock options.

Surrender of Lifemark Stock Certificates

   Within ten business days after the merger is completed, Wells Fargo Bank Minnesota, N.A., UnitedHealth Group's transfer agent and the exchange agent for the merger, will mail to you a letter of transmittal and instructions for surrendering your Lifemark stock certificates in exchange for UnitedHealth Group common stock or cash, if the cash payment election is made. When you deliver your Lifemark stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Lifemark stock certificates will be cancelled and you will receive an account statement reflecting the number of whole shares of UnitedHealth Group common stock and cash in lieu of fractional shares to which you are entitled under the merger agreement or, if the cash payment election is made, cash as provided under the merger agreement.

   In lieu of delivering physical certificates representing shares of UnitedHealth Group common stock, UnitedHealth Group will deliver uncertificated shares. Instead of receiving stock certificates, you will receive an account statement reflecting your ownership interest in shares of UnitedHealth Group common stock. Ownership through the direct registration system is direct stock ownership--just like holding a physical certificate--without the inconvenience and risk associated with safeguarding physical certificates. Although your shares will be held with the transfer agent, you will receive all dividends and communications directly from UnitedHealth Group. UnitedHealth Group's transfer agent will periodically mail a statement to you reflecting the number of shares you own. If you want to receive a physical certificate evidencing your shares of UnitedHealth Group common stock, you will be able to obtain a certificate at no charge by contacting the transfer agent.

               YOU SHOULD NOT SUBMIT YOUR STOCK CERTIFICATES FOR
                        EXCHANGE UNTIL YOU HAVE RECEIVED
          THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE

   If the cash payment election is not made, you will be entitled to receive dividends or other distributions on UnitedHealth Group common stock with a record date after the merger is completed, but only after you have surrendered your Lifemark stock certificates. If there is any dividend or other distribution on UnitedHealth Group common stock with a record date after the merger, you will receive the dividend or distribution promptly after the later of the date that your UnitedHealth Group shares are issued to you or the date the dividend or other distribution is paid to all UnitedHealth Group shareholders.

   UnitedHealth Group will issue a UnitedHealth Group stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered Lifemark stock certificate is registered only if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Representations and Warranties

   Lifemark and UnitedHealth Group each made a number of representations and warranties in the merger agreement regarding their authority to enter into the merger agreement and to consummate the other transactions contemplated by the merger agreement, and with regard to aspects of our business, financial condition, structure and other facts pertinent to the merger. The representations and warranties will have no legal force or effect after the merger has been completed.

   The representations given by Lifemark cover the following topics as they relate to Lifemark and its subsidiaries:

  .  Lifemark's organization, qualification and power to do business;

  .  Lifemark's ownership of its subsidiaries;

  .  capitalization of Lifemark;

  .  no conflict with charter documents, certain contracts or applicable law;

  .  required filings and consents;

  .  Lifemark's filings and reports with the Securities and Exchange
     Commission;

  .  Lifemark's financial statements;

  .  changes in Lifemark's business since May 31, 2000;

  .  litigation involving Lifemark;

  .  Lifemark's title to the properties it owns and leases;

  .  matters relating to material contracts;

  .  Lifemark's compliance with applicable laws;

  .  intellectual property used and owned by Lifemark;

  .  Lifemark's taxes;

  .  matters relating to Lifemark's employees;

  .  Lifemark's employee benefit plans;

  .  environmental laws that apply to Lifemark;

  .  Lifemark's insurance;

  .  Lifemark's compliance with the Foreign Corrupt Practices Act;

  .  finders or brokers for the merger;

  . authorization and recommendation by the Lifemark board of directors of the merger;

  .  the vote required of the Lifemark stockholders to approve the merger;

  .  opinion of Lifemark's financial advisor;

  .  ability to treat the merger as a tax-free reorganization;

  .  the inapplicability of state anti-takeover statutes to the merger; and

  . information supplied by Lifemark in this proxy statement/prospectus and the related registration statement of UnitedHealth Group.

   The representations given by UnitedHealth Group and Leo Acquisition Corp. cover the following topics as they relate to UnitedHealth Group, Leo Acquisition Corp. and UnitedHealth Group's other subsidiaries:

  .  organization, qualification and power to do business;

  .  capitalization of UnitedHealth Group;

  .  no conflict with charter documents, certain contracts or applicable law;

  . UnitedHealth Group's filings and reports with the Securities and Exchange Commission;

  .  UnitedHealth Group's financial statements;

  .  changes in UnitedHealth Group's business since June 30, 2000;

  .  litigation involving UnitedHealth Group;

  .  finders or brokers for the merger;

  .  ability to treat the merger as a tax-free reorganization; and

  . information supplied by UnitedHealth Group and Leo Acquisition Corp. in this proxy statement/prospectus and the related registration statement of UnitedHealth Group;

   The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the headings "Representations and Warranties of the Company" and "Representations and Warranties of Merger Sub and Parent."

Concept of Material Adverse Effect

   Many of the representations and warranties contained in the merger agreement are qualified by the concept of "material adverse effect." This concept also applies to some of the covenants and conditions to the merger described under "--Conditions to the Merger" below, as well as to termination of the merger agreement for breaches of representations and warranties as described under "-- Termination of the Merger Agreement." For purposes of the merger agreement, the concept of "material adverse effect" means any change, effect, event or condition that has a material adverse effect on the assets, business, results of operations or financial condition or prospects of Lifemark or UnitedHealth Group, as the case may be, taken as a whole with their respective subsidiaries, or would prevent or materially delay the ability of Lifemark or UnitedHealth Group to complete the merger.

Lifemark's Conduct of Business before Completion of the Merger

   Lifemark agreed that, until termination of the merger agreement or the completion of the merger, or unless UnitedHealth Group consents in writing, Lifemark and its subsidiaries will operate its businesses consistent with past practices, and will use reasonable efforts to preserve its business organization, keep available the services of its officers and employees and maintain satisfactory relationships with suppliers, distributors and customers. Further, Lifemark agreed not to take any action which would adversely affect the ability of the parties to complete the merger. Lifemark also agreed that, until the completion of the merger or unless UnitedHealth Group consents in writing, Lifemark and its subsidiaries will conduct their businesses in compliance with specific restrictions or prohibitions relating to the following:

  .  modification of Lifemark's certificate of incorporation or bylaws;

  . the issuance of securities, except for issuances in connection with Lifemark's outstanding stock options, employee stock purchase plan, warrants and convertible notes;

  .  modification of existing capital stock;

  .  the incurrence of indebtedness other than in the ordinary course;

  .  employee benefits and severance arrangements;

  .  entrance into or modification of material contracts;

  . disposition of property or assets other than in the ordinary course of business;

  . acquisition of substantial assets or equity in another business entity, except as otherwise agreed;

  .  alteration of the corporate structure of Lifemark or its subsidiaries;

  . authorization of any material capital expenditures not reflected in the budget previously provided to UnitedHealth Group;

  .  change in accounting methods;

  .  elections under United States or foreign tax laws;

  .  settlement of any legal actions requiring payment in excess of $50,000;
     and

  .  payment of any claims other than in the ordinary course of business.

   The agreements related to the conduct of Lifemark's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the heading "Covenants and Agreements."

No Solicitation of Transactions

   Until the merger is completed or the merger agreement is terminated, Lifemark has agreed, subject to limited exceptions, that it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment bankers, attorneys or other agents or representatives retained by or acting on behalf of Lifemark to, whether directly or indirectly:

  . initiate, solicit or encourage, directly or indirectly, any inquiries or acquisition proposals (as described below);

  . engage or participate in negotiations or discussions with, or furnish any information or data to, or facilitate any inquiries or proposals by, a third party relating to an acquisition proposal; or

  . enter into any agreement with respect to an acquisition proposal or approve an acquisition proposal.

   However, prior to the special meeting, Lifemark may engage in any of these acts otherwise prohibited, other than solicitation, initiation or encouragement of any acquisition proposal, if:

  . a majority of Lifemark's board of directors who are disinterested with respect to the unsolicited proposal determines in good faith, after receiving advice from its independent financial advisor, that Lifemark has received a superior proposal; and

  . a majority of Lifemark's disinterested directors determines in good faith, after receiving advice from its outside legal counsel, that if Lifemark failed to participate in discussions or negotiations, or to furnish information, there would be a substantial probability that the board would violate its fiduciary duties under applicable law.

   Additionally, Lifemark's board of directors is not prohibited from taking and disclosing to Lifemark's stockholders a position with respect to a tender offer, pursuant to Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act, after receiving advice from its outside legal counsel that such disclosure is required by applicable law. Lifemark has agreed to provide UnitedHealth Group with detailed information about any acquisition proposal it receives.

   An acquisition proposal is any proposal made by a party other than UnitedHealth Group to acquire 15% or more of the assets, or 15% or more of the outstanding capital stock, of Lifemark or any of its subsidiaries. A superior proposal is an acquisition proposal to acquire 50% or more of the outstanding capital stock, or substantially all of the assets, of Lifemark or any of its subsidiaries on terms that the Lifemark board determines, in good faith, with advice from an independent financial advisor, to be more favorable to Lifemark and its stockholders than the terms of the merger with UnitedHealth Group.

   For purposes of the foregoing, any violation of the restrictions described above by any director or officer of Lifemark or any of its subsidiaries, or any financial advisor, attorney or other advisor or representative of Lifemark, whether or not such person is purporting to act on behalf of Lifemark or any of its subsidiaries, is deemed to be a breach of the relevant restriction by Lifemark.

Conditions to the Merger

   The parties' respective obligations to complete the merger are subject to the prior satisfaction or waiver of certain conditions. If either UnitedHealth Group or Lifemark waives any conditions, Lifemark will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies from Lifemark stockholders is appropriate. The following conditions, among others, must be satisfied or waived before the completion of the merger:

  .  the merger agreement must be approved by Lifemark's stockholders;

  . no action or proceeding by a governmental entity seeking to prevent the merger or asserting its illegality may be in effect;

  . the registration statement of which this proxy statement/prospectus is a part must be effective under the Securities Act, and not be the subject of any stop order or pending or threatened proceeding seeking a stop order;

  . all necessary governmental and other third party consents must be obtained, including the consent of the Arizona Health Care Cost Containment System Administration;

  . the parties' respective representations and warranties in the merger agreement must be true and correct, with certain exceptions;

  . the parties must comply with their respective obligations in the merger agreement;

  . if the cash payment election is not made, Lifemark must receive an opinion of its tax counsel to the effect that the merger will qualify as a tax-free reorganization;

  . The William Gardner Brown GST Trust, established by William G. Brown, a director of Lifemark, must have exercised in full its warrants to purchase Lifemark common stock and converted in full its notes convertible into Lifemark common stock in exchange for a payment by Lifemark of not more than $96,000;

  . arrangements must have been made to repay Lifemark's outstanding indebtedness to Imperial Bank and release the security interest of Imperial Bank in assets of Lifemark;

  . arrangements must have been made to release the security interest of Wells Fargo Equipment Finance, Inc., in certain assets of Lifemark;

  . if dissenters' rights apply, holders of no more than 10% of the shares of Lifemark common stock must have exercised their dissenters' rights;

  . certain employees of Lifemark must have entered into employment agreements with UnitedHealth Group; and

  . since the date of the merger agreement, there must not have been a material adverse effect, or any change, event or condition that would reasonably be expected to result in a material adverse effect, with respect to UnitedHealth Group or Lifemark.

Termination of the Merger Agreement

   The merger agreement may be terminated by mutual consent, or by either UnitedHealth Group or Lifemark under certain circumstances, at any time before the completion of the merger, as summarized below:

  . if the merger is not completed by March 31, 2001 (without the fault of the terminating party);

  . if Lifemark's stockholders do not approve and adopt the merger agreement at the special meeting;

  . if a governmental restraint prohibiting the merger is issued and is not appealable; or

  . if Lifemark commits to or enters into an acquisition proposal from a third party which Lifemark's board of directors determines in good faith to be superior to the terms of the merger with UnitedHealth Group, and UnitedHealth Group has not, within four business days of receiving notice of such proposal, proposed comparable amendments to the merger agreement.

   The merger agreement may be terminated by UnitedHealth Group:

  . if Lifemark has materially breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform has not been cured within 30 days following receipt of notice of the breach; or

  . if Lifemark's board of directors or any of its committees withdraws or modifies, in a manner adverse to UnitedHealth Group, its recommendation of the merger to Lifemark's stockholders, or approves or recommends an acquisition proposal other than the merger with UnitedHealth Group.

   Furthermore, the merger agreement may be terminated by Lifemark if UnitedHealth Group has materially breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform has not been cured within 30 days following receipt of notice of the breach.

Payment of Fees and Expenses

   Except as described below, whether the merger is consummated or the merger agreement is terminated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense.

   If the merger agreement is terminated by Lifemark or UnitedHealth Group because Lifemark fails to obtain stockholder approval at the special meeting, or if UnitedHealth Group terminates the merger agreement because:

  . Lifemark commits to or enters into an acquisition proposal from a third party which Lifemark's board of directors has determined in good faith to be superior to the merger with UnitedHealth Group;

  . Lifemark has materially breached any of its representations and warranties or failed to perform in any material way any of its covenants and the breach or failure to perform has not been cured within 30 days following receipt of notice; or

  . Lifemark's board of directors or any of its committees withdraws or modifies, in a manner adverse to UnitedHealth Group, its recommendation of the merger to the Lifemark stockholders, or approves or recommends an acquisition proposal other than the merger with UnitedHealth Group, then Lifemark will reimburse UnitedHealth Group for all out-of-pocket fees and expenses incurred or paid by or on behalf of UnitedHealth Group in connection with the merger agreement. Likewise, if Lifemark terminates the merger agreement because UnitedHealth Group has materially breached any of its representations and warranties or failed to perform any of its covenants in any material way and the breach or failure to perform has not been cured within 30 days following receipt of notice, then UnitedHealth Group will reimburse Lifemark for all out-of-pocket fees and expenses incurred or paid by or on behalf of Lifemark in connection with the merger agreement.

   Additionally, if the merger agreement is terminated by Lifemark or UnitedHealth Group at a time when UnitedHealth Group is entitled to terminate the merger agreement because Lifemark did not obtain stockholder approval at the special meeting or Lifemark has materially breached any of its representations and warranties or failed to perform in any material way any of its covenants (excluding its covenant regarding no solicitation of other transactions) and the breach or failure to perform has not been cured within 30 days following receipt of notice and, concurrently with or within twelve months after termination, Lifemark enters into an acquisition proposal with a third party (which can include the commencement of a tender offer by a third party directly with Lifemark's stockholders), or if the merger agreement is terminated because:

  . Lifemark commits to or enters into an acquisition proposal from a third party which Lifemark's board of directors has determined in good faith to be superior to the merger with UnitedHealth Group;

  . Lifemark has failed to perform its covenant regarding no solicitation of other transactions; or

  . Lifemark's board of directors or any of its committees withdraws or modifies, in a manner adverse to UnitedHealth Group, its recommendation of the merger to Lifemark's stockholders, or approves or recommends an acquisition proposal other than the merger with UnitedHealth Group, then Lifemark will, in addition to reimbursing UnitedHealth Group for its merger-related expenses, pay UnitedHealth Group a termination fee of $2,000,000.

   Failure to pay the foregoing amounts promptly will require the delinquent party to pay interest on the payments due at the prime rate announced by U.S. Bank National Association in Minneapolis.

   If the merger agreement is terminated prior to the completion of the merger, UnitedHealth Group and its affiliates will not solicit, for a period of one year, the employment of certain employees without obtaining the consent of Lifemark.

Amendments, Extension and Waivers

   The merger agreement may be amended by action of the board of directors of each of the parties at any time before or after the special meeting, provided that any amendment made after the special meeting that would otherwise require stockholder approval under applicable law must be submitted to the stockholders. All amendments to the merger agreement must be in a writing signed by each party. At any time before the effective time of the merger, any party to the merger agreement may, to the extent legally allowed:

  . extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

  . waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement; and

  . waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

   All extensions and waivers must be in writing and signed by the party against whom the waiver is to be effective.
                   APPRAISAL RIGHTS FOR LIFEMARK STOCKHOLDERS

   Under Delaware law, you have the right to dissent from the merger and to receive payment in cash for the fair value of your Lifemark common stock, as determined by the Court of Chancery of the State of Delaware, only if the merger is consummated and UnitedHealth Group elects to pay cash instead of shares of its common stock in exchange for shares of common stock of Lifemark. If UnitedHealth Group does not elect to pay cash instead of shares of its common stock, you will not have appraisal rights. The availability of appraisal rights will not be determined until following the special meeting. Accordingly, Lifemark stockholders who do not want to receive cash in the amount provided under the merger agreement in the merger should exercise their appraisal rights. Lifemark stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights. Lifemark will require strict compliance with the statutory procedures. A copy of Section 262 is attached to this proxy statement/prospectus as Annex D.

   The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to dissent from the merger and perfect the stockholder's appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law.

   Section 262 requires that stockholders be notified not less than 20 days before the special meeting to vote on the merger that dissenters' appraisal rights will be available. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes Lifemark's notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex D because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

   If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

     1. You must deliver to Lifemark a written demand for appraisal of your shares before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger by itself does not constitute a demand for appraisal under Section 262.

     2. You must not vote in favor of the merger. A vote in favor of the merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

   If you fail to comply with either of these conditions, the merger is completed, and UnitedHealth Group elects to pay cash instead of its common stock in exchange for Lifemark common stock, you will be entitled to receive the cash payment for your shares of Lifemark common stock as provided for in the merger agreement, but will have no appraisal rights with respect to your shares of Lifemark common stock.

   All demands for appraisal should be addressed to Lifemark Corporation, Investor Relations, 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020, should be delivered before the vote on the merger is taken at the special meeting and should be executed by, or on behalf of, the record holder of the shares of Lifemark common stock. The demand must reasonably inform Lifemark of the identity of the stockholder and the intention of the stockholder to demand appraisal of his or her shares.

   To be effective, a demand for appraisal by a holder of Lifemark common stock must be made by, or in the name of, such record stockholder, fully and correctly, as the stockholder's name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of such shares.

   If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

   If you hold your shares of Lifemark common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or such other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

   Within 10 days after the effective date of the merger, UnitedHealth Group must give written notice of the date the merger became effective to each Lifemark stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. Within 120 days after the effective date, either UnitedHealth Group or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. UnitedHealth Group has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify such stockholder's previous written demand for appraisal.

   At any time within 60 days after the effective date, any stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the cash payment specified by the merger agreement for his or her shares of Lifemark common stock. Any attempt to withdraw an appraisal demand more than 60 days after the effective date will require the written approval of the surviving corporation. Within 120 days after the effective date, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive a statement setting forth the aggregate number of shares of Lifemark common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to UnitedHealth Group, UnitedHealth Group will then be obligated within 20 days after receiving service of a copy of the petition to provide the Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to dissenting stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder.

   After determination of the stockholders entitled to appraisal of their shares of Lifemark common stock, the Chancery Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid. When the value is determined, the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing such shares.

   In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more, the same, or less than the value that you are entitled to receive pursuant to the merger agreement.

   Costs of the appraisal proceeding may be imposed upon UnitedHealth Group and the stockholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who had demanded appraisal rights will not, after the effective date, be entitled to vote shares subject to such demand for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to the effective date); however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if such stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger within 60 days after the effective date of the merger, then the right of such stockholder to appraisal will cease and such stockholder will be entitled to receive the cash payment for shares of his or her Lifemark common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of the surviving corporation and must, to be effective, be made within 120 days after the effective date.

   In view of the complexity of Section 262, Lifemark stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

   Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights.

    COMPARISON OF RIGHTS OF SHAREHOLDERS OF UNITEDHEALTH GROUP AND LIFEMARK

   This section of the proxy statement/prospectus describes certain differences between the rights of holders of Lifemark common stock and the rights of holders of UnitedHealth Group common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between being a stockholder of Lifemark and being a shareholder of UnitedHealth Group.

   As a stockholder of Lifemark, your rights are governed by Lifemark's certificate of incorporation, as amended, and bylaws, as amended, each as currently in effect. After completion of the merger, you will become a shareholder of UnitedHealth Group. UnitedHealth Group's common stock is quoted on the New York Stock Exchange under the symbol "UNH." As a UnitedHealth Group shareholder, your rights will be governed by UnitedHealth Group's second restated articles of incorporation, as amended, and UnitedHealth Group's amended and restated bylaws. In addition, UnitedHealth Group is incorporated in Minnesota while Lifemark is incorporated in Delaware. Although the rights and privileges of stockholders of a Delaware corporation are in many instances comparable to those of shareholders of a Minnesota corporation, there are also differences.

        MINNESOTA CORPORATION                     DELAWARE CORPORATION

                              Shareholder Meetings

   Under the UnitedHealth Group              Delaware law and the Lifemark
bylaws, holders of UnitedHealth           bylaws require that stockholders be
Group common stock are entitled to        provided prior written notice no
at least five days' prior written         more than 60 days nor less than 10
notice for each regular meeting and       days prior to the date of any
special meeting to consider any           meeting of stockholders. Notice must
matter, except that Minnesota law         be given at least 20 days prior to a
and the UnitedHealth Group bylaws         meeting at which the stockholders
require that notice of a meeting at       will be asked to approve and adopt
which an agreement of merger or           an agreement relating to the merger
exchange is to be considered shall        of the corporation.
be mailed to shareholders of record,
whether entitled to vote or not, at
least 14 days prior to such meeting.

                         Right to Call Special Meetings

   Under Minnesota law and the               Under Delaware law, a special
UnitedHealth Group bylaws, a special      meeting of stockholders may be
meeting of shareholders may be            called by the board of directors or
called by the chairman of the board,      by such person or persons as may be
the chief executive officer, the          authorized by the certificate of
chief financial officer, any two or       incorporation or by the bylaws. The
more directors, a person authorized       Lifemark bylaws authorize a special
in the articles or bylaws to call         meeting of stockholders to be called
special meetings or a shareholder or      by the president, a majority of the
shareholders holding 10% or more of       board of directors, or at the
all shares entitled to vote, except       request in writing of stockholders
that a special meeting called by a        owning not less than 50%
shareholder for the purpose of            of the entire voting stock of
considering any action to                 Lifemark.
facilitate, directly or indirectly,
or effect a business combination,
including any action to change or
otherwise affect the composition of
the board of directors for that
purpose, must be called by 25% or
more of the voting power of all
shares entitled to vote.

                   Actions by Written Consent of Shareholders

   Under Minnesota law and the               Under Delaware law and the
UnitedHealth Group bylaws, any            Lifemark bylaws, stockholders may
action required or permitted to be        act by a written consent in lieu of
taken in a meeting of the                 a meeting provided the written
shareholders may be taken without a       consent is signed by the holders of
meeting by a written action signed        outstanding stock having at least
by all of the shareholders entitled       the minimum number of votes that
to vote on that action. The               would be necessary to authorize or
UnitedHealth Group articles do not        take such action at a meeting at
restrict shareholder action by            which all shares entitled to vote
written consent.                          thereon were present. The Lifemark
                                          certificate does not contain any
                                          provision restricting action of
                                          stockholders by written consent.

                       Rights of Dissenting Shareholders

   Under both Minnesota and Delaware         Under Delaware law, appraisal
law, shareholders may exercise a          rights are available in connection
right of dissent from certain             with certain statutory mergers or
corporate actions and obtain payment      consolidations in which the
of the fair value of their shares.        corporation is a constituent
Generally, under Minnesota law, the       corporation, or if such rights are
categories of transactions subject        otherwise provided in the
to dissenter's rights are broader         corporation's certificate of
than those under Delaware law.            incorporation. Appraisal rights are
Shareholders of a Minnesota               not available under Delaware law,
corporation may exercise dissenter's      however, if the corporation's stock
rights in connection with:                is (i) listed on a national
                                          securities exchange or designated on
  .  an amendment of the articles         the Nasdaq National Market, or
     of incorporation that                (ii) held of record by more than
     materially and adversely             2,000 stockholders; provided, that
     affects the rights and               if the merger or consolidation
     preferences of the shares of         requires stockholders to exchange
     the dissenting shareholder in        their stock for anything other than:
     certain respects;                    (a) shares of the surviving
                                          corporation; (b) shares of another
  .  a sale or transfer of all or         corporation that will be listed on a
     substantially all of the             national securities exchange; (c)
     assets of the corporation;           cash in lieu of fractional shares of
                                          any such corporation; or (d) any
  .  a plan of merger to which the        combination of such shares and cash
     corporation is a party;              in lieu of fractional shares, then
                                          appraisal rights will be available.
  .  a plan of exchange of shares         The Lifemark certificate does not
     to which the corporation is a        grant any other appraisal rights.
     party; and                           Stockholders who desire to exercise
                                          their appraisal rights must satisfy
  .  any other corporate action           all of the conditions and
     with respect to which the            requirements as set forth in the
     corporation's articles of            Delaware General Corporation Law in
     incorporation or bylaws give         order to maintain such rights and
     dissenting shareholders the          obtain such payment.
     right to obtain payment for
     their shares.

   Unless the articles, the bylaws,
or a resolution approved by the
board of directors otherwise
provide, such dissenters' rights do
not apply to a shareholder of the
surviving corporation in a merger if
the shares of the shareholder are
not entitled to be voted on the
merger. The UnitedHealth Group
articles do not grant any other
dissenters' rights. Shareholders who
desire to exercise their dissenters'
rights must satisfy all of the
conditions and requirements as set
forth in the Minnesota Business
Corporation Act in order to maintain
such rights and obtain such payment.

                               Board of Directors

   Minnesota law provides that the           Delaware law states that the
board of directors of a Minnesota         board of directors shall consist of
corporation shall consist of one or       one or more members with the number
more directors as fixed by the            of directors to be fixed as provided
articles of incorporation or bylaws.      in the bylaws of the corporation,
The UnitedHealth Group board of           unless the certificate of
directors currently consists of 12        incorporation fixes the number of
directors. The UnitedHealth Group         directors, in which case a change in
articles provide that the board is        the number of directors shall be
divided into three classes, as            made only by amendment of the
nearly equal in number as possible,       certificate. The Lifemark bylaws
with directors serving three year         provide that the number of directors
terms. The UnitedHealth Group bylaws      which shall constitute the board of
provide that in the case of any           directors shall be six.
increase or decrease in the number
of directors, the increase or                Except in the case of a
decrease shall be distributed among       classified board, Delaware law
the several classes as nearly equal       states that any director or the
as possible, as determined by the         entire board of directors may be
affirmative vote of a majority of         removed, with or without cause, by
the UnitedHealth Group board or by        the holders of a majority of the
the affirmative vote of a majority        shares then entitled to vote at an
of the holders of the voting stock        election of directors.
of UnitedHealth Group. The number of
directors may be increased or
decreased from time to time by
resolution adopted by a majority of
the board of directors or by the
affirmative vote of the holders of a
majority of the voting stock of
UnitedHealth Group, considered as
one class.

   Minnesota law provides that,
unless modified by the articles or
bylaws of the corporation or by
shareholder agreement, the directors
may be removed with or without cause
by the affirmative vote of that
proportion or number of the voting
power of the shares of the classes
or series the director represents
which would be sufficient to elect
such director (with an exception for
corporations with cumulative
voting). The UnitedHealth Group
articles require the affirmative
vote of the holders of 66 2/3% of
the outstanding shares of common
stock or the affirmative vote of 66
2/3% of the directors in office at
the time such vote is taken.
Shareholders of UnitedHealth Group
do not have the right to cumulative
voting in the election of directors.

                  Filling Vacancies on the Board of Directors

   Under Minnesota law, unless               Delaware law provides that,
different rules for filling               unless otherwise provided in the
vacancies are provided for in the         certificate of incorporation or
articles of incorporation or bylaws,      bylaws, vacancies may be filled by a
vacancies resulting from the death,       majority of the directors then in
resignation, removal or                   office, although less than a quorum,
disqualification of a director may        or by a sole remaining director.
be filled by the affirmative vote of      Further, if, at the time of filling
a majority of the remaining               any vacancy, the directors then in
directors, even though less than a        office shall constitute less than a
quorum, and vacancies resulting from      majority of the whole board, the
a newly-created directorship may be       Court of Chancery may, upon
filled by the affirmative vote of a       application of any stockholder or
majority of the directors serving at      stockholders holding at least 10% of
the time of the increase. The             the total number of the
shareholders
may also elect a new director to          shares at the time outstanding
fill a vacancy that is created by         having the right to vote for such
the removal of a director by the          directors, summarily order an
shareholders.                             election to be held to fill any such
                                          vacancies or newly created
   The UnitedHealth Group bylaws          directorships, or to replace the
provide that vacancies on the board       directors chosen by the directors
of directors may be filled by the         then in office.
affirmative vote of a majority of
the remaining members of the board,
though less than a quorum; newly
created directorships resulting from
an increase in the authorized number
of directors shall be filled by the
vote of a majority of the directors
present at a meeting at the time the
action is taken.

                       Amendments to Bylaws and Articles

   Minnesota law and the                     Delaware law requires a vote of
UnitedHealth Group bylaws provide         the corporation's board of directors
that the power to adopt, amend or         followed by the affirmative vote of
repeal the bylaws is vested in the        a majority of the outstanding stock
board (subject to certain notice          entitled to vote for any amendment
requirements set forth in the             to the certificate of incorporation,
UnitedHealth Group bylaws).               unless a greater level of approval,
Minnesota law provides that the           or a class vote, is required by the
authority in the board of directors       certificate of incorporation.
is subject to the power of the            Further, Delaware law states that if
shareholders to change or repeal          an amendment would increase or
such bylaws by a majority vote of         decrease the aggregate number of
the shareholders at a meeting of the      authorized shares of such class,
shareholders called for such              increase or decrease the par value
purpose, and the board of directors       of shares of such class or alter or
shall not make or alter any bylaws        change the powers, preferences or
fixing a quorum for meetings of           special rights of a particular class
shareholders, prescribing procedures      or series of stock so as to affect
for removing directors or filling         them adversely, the class or series
vacancies in the board of directors,      shall be given the power to vote as
or fixing the number of directors or      a class notwithstanding the absence
their classifications,                    of any specifically enumerated power
qualifications or terms of office.        in the certificate of incorporation.
Under Minnesota law, a shareholder        Delaware law also states that the
or shareholders holding 3% or more        power to adopt, amend or repeal the
of the voting power of all shares         bylaws of a corporation shall be in
entitled to vote may propose a            the stockholders entitled to vote,
resolution to amend or repeal bylaws      provided that the corporation in its
adopted, amended or repealed by the       certificate of incorporation may
board, in which event such                confer such power on the board of
resolutions must be brought before        directors in addition to the
the shareholders for their                stockholders. The Lifemark
consideration pursuant to the             certificate expressly authorizes the
procedures for amending the articles      board of directors to make, adopt,
of incorporation.                         alter, or repeal any or all of the
                                          bylaws of Lifemark.
   Minnesota law provides that a
proposal to amend the articles of
incorporation may be presented to
the shareholders of a Minnesota
corporation by a resolution (i)
approved by the affirmative vote of
a majority of the directors present
or (ii) proposed by a shareholder or
shareholders holding 3% or more of
the voting shares entitled to vote
thereon. Under Minnesota law, any
such amendment must be approved by
the affirmative vote of a majority
of the shareholders entitled to vote
thereon, except that the articles
may provide for a specified
proportion or number larger than a
majority. The UnitedHealth Group
articles provide that the
affirmative vote of the holders of
at least 66 2/3% of the outstanding
shares of common stock is required
in order to
amend provisions of the UnitedHealth
Group articles concerning the
election and removal of directors
and that the affirmative vote of the
holders of 66 2/3% of the
outstanding shares of voting stock
is required in order to amend
provisions concerning certain
mergers, consolidations and other
business combinations and
reorganizations.

              Indemnification of Directors, Officers and Employees

   Minnesota law and Delaware law            Although indemnification is
both contain provisions setting           permissive in Delaware, a
forth conditions under which a            corporation may, through its
corporation may indemnify its             certificate of incorporation, bylaws
directors, officers and employees.        or other intracorporate agreements,
While indemnification is permitted        make indemnification mandatory.
only if certain statutory standards       Pursuant to this authority, the
of conduct are met, Minnesota law         Lifemark certificate and bylaws
and Delaware law are substantially        provide that Lifemark shall
similar in providing for                  indemnify its officers and directors
indemnification if the person acted       to the fullest extent permitted
in good faith and in a manner the         under Delaware law, unless an
person reasonably believed to be in       officer or director has initiated a
or not opposed to the best interests      proceeding, in which case approval
of the corporation and, with respect      by the board of directors is
to any criminal action or                 required prior to indemnification.
proceeding, had no reasonable cause
to believe the conduct was unlawful.
The statutes differ, however, with
respect to whether indemnification
is permissive or mandatory, where
there is a distinction between
third-party actions and actions by
or in the right of the corporation,
and whether, and to what extent,
reimbursement of judgments, fines,
settlements, and expenses is
allowed. The major difference
between Minnesota law and Delaware
law is that while indemnification of
officers, directors and employees is
mandatory under Minnesota law,
indemnification is permissive under
Delaware law, except that a Delaware
corporation must indemnify a person
who is successful on the merits or
otherwise in the defense of certain
specified actions, suits or
proceedings for expenses and
attorney's fees actually and
reasonably incurred in connection
therewith.

   Minnesota law requires a
corporation to indemnify any
director, officer or employee who is
made or threatened to be made party
to a proceeding by reason of the
former or present official capacity
of the director, officer or
employee, against judgments,
penalties, fines, settlements and
reasonable expenses. Minnesota law
permits a corporation to prohibit
indemnification by so providing in
its articles of incorporation or its
bylaws. UnitedHealth Group has not
limited the statutory
indemnification in its articles of
incorporation, however, and the
bylaws of UnitedHealth Group state
that UnitedHealth Group shall
indemnify such persons for such
expenses and liabilities to such
extent as permitted by statute.

                            Liabilities of Directors

   Under Minnesota law, a director           Under Delaware law, a certificate
may be liable to the corporation for      of incorporation may contain a
distributions made in violation of        provision limiting or eliminating a
Minnesota law or a restriction            director's personal liability to the
contained in the corporation's            corporation or its stockholders for
articles or bylaws. The UnitedHealth      monetary damages for a director's
Group articles provide that a             breach of fiduciary duty subject to
director shall not be personally          certain limitations. The Lifemark
liable to UnitedHealth Group or its       certificate provides that the
shareholders for monetary liability       corporation's directors shall not be
relating to breach of fiduciary duty      personally liable to the corporation
as a director, unless the liability       or its stockholders for monetary
relates to:                               damages for breach of fiduciary duty
                                          as a director, except for liability:
  .  a breach of the director's
     duty of loyalty to the                  .  for any breach of the
     corporation or its                         director's duty of loyalty to
     shareholders;                              the corporation or its
                                                stockholders;
  .  acts or omissions involving a
     lack of good faith or which             .  for acts or omissions not in
     involve intentional                        good faith or which involve
     misconduct or a knowing                    intentional misconduct or
     violation of law;                          knowing violation of law;

  .  liability for illegal                   .  for unlawful payment of
     distributions and unlawful                 dividend or unlawful stock
     sales of UnitedHealth Group                purchase or redemption as set
     securities;                                forth in section 174 of the
                                                Delaware General Corporation
  .  transactions where the                     Law; or
     director gained an improper
     personal benefit; or                    .  for any transaction from
                                                which the director derived an
  .  any acts or omissions                      improper personal benefit.
     occurring prior to the date
     on which the liability
     limitation provisions of the
     UnitedHealth Group articles
     became effective.

   The UnitedHealth Group articles
provide that any repeal or
modification of the foregoing
provisions shall not adversely
affect any right or protection of a
director of UnitedHealth Group
existing at the time of such repeal
or modification.

   The UnitedHealth Group articles
also provide that if Minnesota law
is amended to authorize further
elimination of the personal
liability of directors, then the
liability of UnitedHealth Group
directors shall be limited to the
fullest extent permitted by
Minnesota law, as so amended.

                         Shareholder Approval of Merger

   Minnesota law provides that a             In order to effect a merger under
resolution containing a plan of           Delaware law, a corporation's board
merger or exchange must be approved       of directors must adopt an agreement
by the affirmative vote of a              of merger and recommend it to the
majority of the directors present at      stockholders. The agreement must be
a meeting and submitted to the            approved and adopted by holders of a
shareholders and approved by the          majority of the outstanding shares
affirmative vote of the holders of a      of the corporation entitled to vote
majority of the voting power of all       thereon unless the certificate of
shares entitled to vote. Unlike           incorporation requires a greater
Delaware law, Minnesota law requires      vote.
that any class of shares of a
Minnesota corporation must be given
the right to approve the plan if it
contains a provision which, if
contained in a proposed amendment to
the corporation's articles of
incorporation, would entitle such a
class to vote as a class.

 Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions

   Minnesota law prohibits certain           Delaware law prohibits, in
"business combinations" (as defined       certain circumstances, a "business
in the Minnesota Business                 combination" between the corporation
Corporations Act) between a               and an "interested stockholder"
Minnesota corporation with at least       within three years of the
100 shareholders, or a publicly held      stockholder becoming an "interested
corporation that has at least 50          stockholder." An "interested
shareholders, and an "interested          stockholder" is a holder who,
shareholder" for a four-year period       directly or indirectly, controls 15%
following the share acquisition date      or more of the outstanding voting
by the interested shareholder,            stock or is an affiliate of the
unless certain conditions are             corporation and was the owner of 15%
satisfied or an exemption is found.       or more of the outstanding voting
An "interested shareholder" is            stock at any time within the prior
generally defined to include a            three-year period. A "business
person who beneficially owns at           combination" includes a merger or
least 10% of the votes that all           consolidation, a sale or other
shareholders would be entitled to         disposition of assets having an
cast in an election of directors of       aggregate market value equal to 10%
the corporation. Minnesota law also       or more of the consolidated assets
limits the ability of a shareholder       of the corporation or the aggregate
who acquires beneficial ownership of      market value of the outstanding
more than certain thresholds of the       stock of the corporation and certain
percentage voting power of a              transactions that would increase the
Minnesota corporation (starting at        interested stockholder's
20%) from voting those shares in          proportionate share ownership in the
excess of the threshold unless such       corporation. This provision does not
acquisition has been approved in          apply where:
advance by a majority of the voting
power held by shareholders                   .  either the business
unaffiliated with such shareholder.             combination or the
However, as permitted by Minnesota              transaction which resulted in
law, the UnitedHealth Group bylaws              the stockholder becoming an
provide that this statutory                     interested stockholder is
provision shall not apply to                    approved by the corporation's
UnitedHealth Group. Minnesota law               board of directors prior to
also includes a provision                       the date the interested
restricting certain "control share              stockholder acquired such 15%
acquisitions" of Minnesota                      interest;
corporations. However, as permitted
by Minnesota law, the UnitedHealth           .  upon the consummation of the
Group articles provide that this                transaction which resulted in
statutory provision shall not apply             the stockholder becoming an
to UnitedHealth Group.                          interested stockholder, the
                                                interested stockholder owned
   The UnitedHealth Group articles              at least 85% of the
require the affirmative vote of at              outstanding voting stock of
least 66 2/3% of the outstanding                the corporation excluding for
shares of UnitedHealth Group voting             the purposes of determining
stock in order to effect certain                the number of shares
business combinations, including a              outstanding shares held by
merger, consolidation,                          persons who are directors and
                                                also officers and by
exchange of shares, sale of all or
substantially all of the assets of              employee stock plans in which
UnitedHealth Group or other similar             participants do not have the
transactions, with a person who,                right to determine
together with its affiliates, owns              confidentially whether the
20% or more of the outstanding                  shares held subject to the
voting stock of UnitedHealth Group              plan will be tendered;
(a "Related Person"). However, the
66 2/3% voting requirement will not          .  the business combination is
be applicable if 66 2/3% of the                 approved by a majority of the
continuing directors approve the                board of directors and the
business combination, the business              affirmative vote of two-
combination is solely between                   thirds of the outstanding
UnitedHealth Group and a wholly                 votes entitled to be cast by
owned subsidiary, or the cash or                disinterested stockholders at
fair market value of the property,              an annual or special meeting;
securities or other consideration to
be received per share by holders of          .  the corporation does not have
UnitedHealth Group common stock                 a class of voting stock that
other than the Related Person is not            is listed on a national
less than the highest per share                 securities exchange,
price paid by the Related Person in             authorized for quotation on
acquiring any of its holdings of                an inter-dealer quotation
UnitedHealth Group common stock.                system of a registered
                                                national securities
   Minnesota law provides that                  association, or held of
during any tender offer, a publicly             record by more than 2,000
held corporation may not enter into             stockholders unless any of
or amend an agreement (whether or               the foregoing results from
not subject to contingencies) that              action taken, directly or
increases the current or future                 indirectly, by an interested
compensation of any officer or                  stockholder or from a
director. In addition, under                    transaction in which a person
Minnesota law, a publicly held                  becomes an interested
corporation is prohibited from                  stockholder;
purchasing any voting shares owned
for less than two years from a 5%            .  the stockholder acquires a
shareholder for more than the market            15% interest inadvertently
value unless the transaction has                and divests itself of such
been approved by the affirmative                ownership and would not have
vote of the holders of a majority of            been a 15% stockholder in the
the voting power of all shares                  preceding 3 years but for the
entitled to vote or unless the                  inadvertent acquisition of
corporation makes a comparable offer            ownership;
to all holders of shares of the
class or series of stock held by the         .  the stockholder acquired the
5% shareholder and to all holders of            15% interest when these
any class or series into which such             restrictions did not apply;
securities may be converted.                    or

   It should be noted that in                .  the corporation has opted out
addition to the anti-takeover                   of this provision. Lifemark
measures discussed above, the                   has not opted out of this
provisions of the UnitedHealth Group            provision.
articles and bylaws (i) providing
for a staggered board of directors,
(ii) requiring a vote of 66 2/3% of
the outstanding voting stock to
amend certain provisions of the
UnitedHealth Group articles
concerning the election and removal
of directors and concerning certain
business combinations and (iii)
requiring the request of holders of
at least 25% of the outstanding
shares in order for shareholders to
call a special meeting of
shareholders involving a business
combination or any change in the
composition of the board of
directors as a result of such
business combination, may make it
more difficult to effect a change in
control of UnitedHealth Group and
may discourage or deter a third
party from attempting a takeover.

   The foregoing discussion of certain similarities and material differences between the rights of UnitedHealth Group shareholders and the rights of Lifemark stockholders under the respective articles/certificate of incorporation and bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to Minnesota law and Delaware law, the common law thereunder and the full text of the articles/certificate of incorporation and bylaws of each of UnitedHealth Group and Lifemark.

                                    EXPERTS

   The consolidated balance sheets as of December 31, 1999 and 1998, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999, of UnitedHealth Group incorporated by reference in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

   With respect to the unaudited condensed interim financial information for the quarters ended September 30, 2000 and 1999 of UnitedHealth Group incorporated by reference in this proxy statement/prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that condensed interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed interim financial information because these reports are not "reports" or "parts" of the prospectus or elsewhere in the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

   The consolidated financial statements as of May 31, 2000 and 1999 and for each of the three years in the period ended May 31, 2000 of Lifemark incorporated by reference in this proxy statement/prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

   The validity of the shares of UnitedHealth Group common stock offered by this proxy statement/prospectus will be passed upon for UnitedHealth Group by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for Lifemark by Bell, Boyd & Lloyd LLC, Chicago, Illinois.

                          FUTURE SHAREHOLDER PROPOSALS

   UnitedHealth Group's 2000 annual meeting of shareholders took place on May 10, 2000. UnitedHealth Group shareholders wishing to present proposals to be considered at the 2001 annual meeting of shareholders should have submitted their proposals to UnitedHealth Group in accordance with all applicable rules and regulations of the SEC by December 7, 2000. Lifemark will hold an annual meeting in the year 2001 only if the merger is not completed. If such meeting is held, the deadline for receipt of a proposal to be considered for inclusion in Lifemark's proxy statement for the 2001 annual meeting is April 23, 2001.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   ANNEXES TO

                           PROXY STATEMENT/PROSPECTUS

                              WITH RESPECT TO THE

                          AGREEMENT AND PLAN OF MERGER

                       DATED AS OF OCTOBER 10, 2000,

                                  BY AND AMONG

                        UNITEDHEALTH GROUP INCORPORATED,

                             LEO ACQUISITION CORP.,

                                      AND

                             LIFEMARK CORPORATION,

                                   AS AMENDED


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         ANNEX A

                                   AGREEMENT

                               AND PLAN OF MERGER

                                  By and Among

                        UnitedHealth Group Incorporated

                             Leo Acquisition Corp.

                                      and

                              Lifemark Corporation

                               ----------------

                                October 10, 2000

                               ----------------

                               As amended by

                              Amendment No. 1

                          dated October 25, 2000

                               TABLE OF CONTENTS


ARTICLE I. THE MERGER.....................................................   1
  1.1.   The Merger.......................................................   1
  1.2.   Effect of Merger.................................................   1
  1.3.   Effective Time...................................................   1
  1.4.   Certificate of Incorporation; Bylaws.............................   2
  1.5.   Directors and Officers...........................................   2
  1.6.   Taking of Necessary Action; Further Action.......................   2
  1.7.   The Closing......................................................   2
ARTICLE II. CONVERSION OF SECURITIES......................................   2
  2.1.   Conversion of Securities.........................................   2
  2.2.   Stock Options....................................................   4
  2.3.   Exchange of Certificates.........................................   4
  2.4.   Dissenting Shares................................................   6
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY................   6
  3.1.   Organization and Qualification...................................   6
  3.2.   Capital Stock of Subsidiaries....................................   7
  3.3.   Capitalization...................................................   7
  3.4.   Authority Relative to this Agreement.............................   8
  3.5.   No Conflict; Required Filings and Consents.......................   8
  3.6.   SEC Filings; Financial Statements................................   9
  3.7.   Absence of Changes or Events.....................................   9
  3.8.   Absence of Certain Developments..................................   9
  3.9.   Litigation.......................................................  10
  3.10.  Title to Properties..............................................  10
  3.11.  Certain Contracts................................................  10
  3.12.  Compliance with Law..............................................  11
  3.13.  Intellectual Property Rights.....................................  11
  3.14.  Taxes............................................................  12
  3.15.  Employees........................................................  13
  3.16.  Employee Benefit Plans...........................................  14
  3.17.  Environmental Matters............................................  15
  3.18.  Insurance........................................................  16
  3.19.  Foreign Corrupt Practices Act....................................  16
  3.20.  Finders or Brokers...............................................  16
  3.21.  Board Recommendation.............................................  16
  3.22.  Vote Required....................................................  16
  3.23.  Opinion of Financial Advisor.....................................  16
  3.24.  Tax Matters......................................................  17
  3.25.  State Takeover Statutes..........................................  17
  3.26.  Registration Statement; Proxy Statement/Prospectus...............  17
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PARENT.......  17
  4.1.   Organization and Qualification...................................  17
  4.2.   Capitalization...................................................  18
  4.3.   Authority Relative to this Agreement.............................  18
  4.4.   No Conflicts; Required Filings and Consents......................  18
  4.5.   SEC Filings; Financial Statements................................  19


  4.6.   Absence of Changes or Events....................................  19
  4.7.   Litigation......................................................  19
  4.8.   Finders or Brokers..............................................  19
  4.9.   Tax Matters.....................................................  19
  4.10.  Registration Statement; Proxy Statement/Prospectus..............  19
ARTICLE V. COVENANTS AND AGREEMENTS......................................  20
  5.1.   Conduct of Business of the Company Pending the Merger...........  20
  5.2.   Preparation of Registration Statement; Proxy
   Statement/Prospectus..................................................  22
  5.3.   Meeting of Stockholders.........................................  22
  5.4.   Additional Agreements; Cooperation..............................  22
  5.5.   Publicity.......................................................  22
  5.6.   No Solicitation.................................................  23
  5.7.   Access to Information...........................................  24
  5.8.   Notification of Certain Matters.................................  24
  5.9.   Resignation of Officers and Directors...........................  24
  5.10.  Indemnification.................................................  25
  5.11.  Stockholder Litigation..........................................  25
  5.12.  Employee Benefit Plans..........................................  25
  5.13.  Determination of Optionholders..................................  26
  5.14.  Preparation of Tax Returns......................................  27
  5.15.  Rule 145 Matters................................................  27
  5.16.  Tax-Free Reorganization.........................................  27
  5.17.  SEC Filings; Compliance.........................................  27
  5.18.  Listing of Additional Shares....................................  27
ARTICLE VI. CONDITIONS TO CLOSING........................................  28
  6.1.   Conditions to Each Party's Obligation to Effect the Merger......  28
  6.2.   Conditions to Obligations of Parent.............................  28
  6.3.   Conditions to Obligations of the Company........................  29
ARTICLE VII. TERMINATION.................................................  30
  7.1.   Termination.....................................................  30
  7.2.   Effect of Termination...........................................  31
  7.3.   Fees and Expenses...............................................  31
  7.4    on-solicitation.................................................  32
ARTICLE VIII. MISCELLANEOUS..............................................  33
  8.1.   Nonsurvival of Representations and Warranties...................  33
  8.2.   Waiver..........................................................  33
  8.3.   Notices.........................................................  33
  8.4.   Counterparts....................................................  34
  8.5.   Interpretation..................................................  34
  8.6.   Amendment.......................................................  34
  8.7.   No Third Party Beneficiaries....................................  34
  8.8.   Governing Law...................................................  34
  8.9.   Entire Agreement................................................  34
  8.10.  Validity........................................................  34
SIGNATURES...............................................................  35

EXHIBITS
A  Voting Agreement
B  Certificate of Merger
C  Form of Company Affiliate Letter
D  Form of Employment Agreement of Rhonda E. Brede
E  Form of Employment Agreement of Michael J. Kennedy
F  Form of Employment Agreement of Richard M. Jelinek
G  Form of Employment Agreement of Dave Decker
H  Form of Employment Agreement of Mete Sahin

                          AGREEMENT AND PLAN OF MERGER

          (As amended by Amendment No. 1 dated October 25, 2000)

   This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated October 10, 2000, is made and entered into by and among UnitedHealth Group Incorporated, a Minnesota corporation ("Parent"), Leo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and Lifemark Corporation, a Delaware corporation (the "Company"). Merger Sub and the Company are sometimes collectively referred to as the "Constituent Corporations."

   WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of the respective corporations and their stockholders that Merger Sub be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the terms of this Agreement, pursuant to which the Company will be the surviving corporation and will be a wholly owned subsidiary of Parent (the "Merger"); and

   WHEREAS, unless the Election hereinafter referred to is made, for United States federal income tax purposes the parties intend that the Merger shall qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement constitute a "plan of reorganization" within the meaning of the Code; and

   WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with, and establish various conditions precedent to, the Merger; and

   WHEREAS, as an inducement to Parent to enter into this Agreement, certain principal stockholders of the Company are concurrently herewith entering into a Voting Agreement (the "Voting Agreement") in substantially the form attached hereto as Exhibit A, whereby each such stockholder agrees to vote in favor of the Merger and all other transactions contemplated by this Agreement.

   NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and in the Certificate of Merger (as defined in Section 1.3 hereof), the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                   THE MERGER

   1.1. The Merger. At the Effective Time (as defined in Section 1.3 hereof), subject to the terms and conditions of this Agreement and the Certificate of Merger (as defined in Section 1.3 hereof), Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

   1.2. Effect of Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, the Surviving Corporation shall succeed to and possess all the properties, rights, privileges, immunities, powers, and franchises, and be subject to all the duties, liabilities, debts, obligations, restrictions and disabilities, of the Constituent Corporations, all without further act or deed.

   1.3. Effective Time. Subject to the terms and conditions of this Agreement, the parties hereto will cause a copy of the Certificate of Merger, attached hereto as Exhibit B (the "Certificate of Merger") to be executed, delivered and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL at the time of the Closing (as defined in Section 1.7 hereof). The Merger shall become effective upon filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be agreed to by the parties and set forth in the Certificate of Merger. The time of effectiveness is herein referred to as the "Effective Time." The day on which the Effective Time shall occur is herein referred to as the "Effective Date."

   1.4. Certificate of Incorporation; Bylaws. From and after the Effective Time and until further amended in accordance with applicable law, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, as amended in the Certificate of Merger to change the name of the Surviving Corporation to that of the Company. From and after the Effective Time and until further amended in accordance with law, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

   1.5. Directors and Officers. From and after the Effective Time, the directors of the Surviving Corporation shall be the persons who were the directors of Merger Sub immediately prior to the Effective Time, and the officers of the Surviving Corporation shall be the persons who were the officers of Merger Sub immediately prior to the Effective Time. Said directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law. If, at or after the Effective Time, a vacancy shall exist on the Board of Directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation.

   1.6. Taking of Necessary Action; Further Action. Parent, Merger Sub and the Company, respectively, shall each use its or their reasonable best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL at the time specified in Section 1.3 hereof. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all properties, rights, privileges, immunities, powers and franchises of either of the Constituent Corporations, the officers of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.

   1.7. The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of the Company within two business days after the date on which the last of the conditions set forth in Article VI shall have been satisfied or waived, or at such other place and on such other date as is mutually agreeable to Parent and the Company (the "Closing Date"). The Closing will be effective as of the Effective Time.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

   2.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of any shares of Company Common Stock (defined below) or the holder of any options, warrants or other rights to acquire or receive shares of Company Common Stock, the following shall occur:

     (a) Conversion of Company Common Stock. At the Effective Time, and subject to the provisions of Section 2.1(b) below, each share of common stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(c)) will be canceled and extinguished and be converted automatically into the right to receive that number of shares (the "Exchange Ratio") of common stock, par value $.01 per share, of the Parent (the "Parent Common Stock") which is equal to the Per Share Price, as defined in (i) below, divided by the Parent Average Price, as defined in
  (ii) below.

       (i) The term "Per Share Price" means:

         (A) If the Parent Average Price is $95.00 or more, $10.55;

         (B) If the Parent Average Price is $88.00 or less, $10.08; and

         (C) If the Parent Average Price is more than $88.00 and less than $95.00, the sum of $10.08 plus the product of

                         Parent Average
                         Price - $88.00
             $0.47 X (                     )
                             $7.00

       (ii) The term "Parent Average Price" means the average closing price per share of Parent Common Stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day preceding the Closing Date; provided, that if the amount so calculated is more than $113.00, the term "Parent Average Price" shall mean $113.00.

     (b) Parent Election to Pay in Cash. Notwithstanding the provisions of
  Section 2.1(a), if the Parent Average Price is $88.00 or less, Parent may elect (the "Election"), by means of written notice delivered to the Company prior to or at the Closing Date, that each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(c) and other than any Dissenting Shares, as such term is defined in
  Section 2.4) will be canceled and extinguished and be converted automatically into the right to receive from Parent an amount of cash equal to the Per Share Price. If Parent makes the Election, each such share of Company Common Stock shall, at the Effective Time, be canceled and extinguished and be converted automatically into the right to receive such amount of cash.

     (c) Cancellation of Company Common Stock Owned by Parent or the
  Company. At the Effective Time, all shares of Company Common Stock that are owned by Company as treasury stock and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

     (d) Company Stock Option Plans. At the Effective Time the 1995 Stock Option Plan, the 1996 Stock Option Plan, the 1995 Directors' Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan, the 1998 CEO Stock Option Plan, the 1999 Executive Stock Option and Ownership Plan, the 2000 Non-Employee Director Stock Plan, the Medicus 1989 Stock Option Plan, and the Medicus 1991 Stock Option Plan (collectively, the "Company Stock Option Plans") and all options to purchase Company Common Stock then outstanding under the Company Stock Option Plans shall be assumed by Parent in accordance with Section 2.2 hereof.

     (e) Capital Stock of Merger Sub. At the Effective Time, each share of common stock, $0.01 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

     (f) Adjustments to Exchange Ratio. The Exchange Ratio, and the dollar amounts set forth in Sections 2.1(b) and 2.2(a), shall be adjusted in the event of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring after the execution of this Agreement and prior to the Effective Time, so as to provide holders of Company Common Stock and Company Options the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reorganization, recapitalization or other like change.

     (g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price for a share of Parent Common Stock on the New York Stock Exchange on the last full trading day prior to the Effective Time.

   2.2. Stock Options.

   (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Stock Option Plans (each, a "Company Option"), whether vested or unvested, shall be assumed by Parent and converted into an option (each, a "Parent Option") to acquire, on substantially the same terms and conditions, including but not limited to any performance criteria set forth in the applicable stock option agreements (provided, that notwithstanding any termination of employment with Parent or any resignation as a director of the Company, each optionee shall be deemed, solely for the purposes of such Parent Option, to be an employee or director, as the case may be, for the entire term of each such Parent Option), as were applicable under such Company Option, the number of whole shares of Parent Common Stock equal to the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (calculated, if the Election is made, based on the greater of the Parent Average Price determined as set forth in Section 2.1(a)(ii) or a Parent Average Price of $80.00 per share, and in any event rounded down to the nearest whole number of shares of Parent Common Stock), and the per share exercise price of the shares of Parent Common Stock issuable upon exercise of such Parent Option shall be equal to the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio (calculated, if the Election is made, as set forth above, and in any event rounded up to the nearest whole cent). The Company shall not, and shall cause any Company Stock Option Plan administrator not to, take any action prior to the Effective Time that will extend the exercise period of any Company Option or cause the vesting period of any Company Option to accelerate under any circumstances (other than as may already be provided by the terms of such Company Option or as is contemplated by this Section 2.2(a)), regardless of whether such circumstances are to occur before or after the Effective Time, or otherwise amend the terms of outstanding Company Options.

   (b) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Parent Options and to file all documents required to be filed to cause the shares of Parent Common Stock issuable upon exercise of the Parent Options to be listed on the New York Stock Exchange. As soon as practicable after the Effective Time, but no later than five business days after the Effective Time, Parent shall file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") on Form S-8 (or any successor form) or another appropriate form with respect to the Parent Common Stock subject to such Parent Options, and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options remain outstanding. As soon as practicable after the Effective Time, Parent shall inform in writing the holders of Company Options of their rights pursuant to the Company Stock Option Plans and the agreements evidencing the grants of such Company Options shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 2.2(a) hereof), after giving effect to the Merger and the assumption by Parent of the Company Options as set forth herein.

   2.3. Exchange of Certificates.

   (a) Prior to the Effective Time, Parent shall designate a commercial bank, trust company or other financial institution, which may include Parent's stock transfer agent, to act as exchange agent ("Exchange Agent") in the Merger.

   (b) If the Election is not made, promptly after the Effective Time Parent shall make available to the Exchange Agent for exchange in accordance with this
Article II, (i) the aggregate number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock, and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.1(g). If the Election is made, promptly after the Effective Time Parent shall deposit with the Exchange Agent the aggregate amount of cash payable pursuant to Section 2.1 with respect to outstanding shares of Company Common Stock. The shares, if any, and cash so made available or deposited with the Exchange Agent are referred to herein as the "Exchange Fund."

   (c) Promptly, and in any event no later than ten business days after the Effective Time, the Parent shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify and which shall be reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock (and cash in lieu of fractional shares) or, if the Election is made, in exchange for cash. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange a certificate representing the number of whole shares of Parent Common Stock, plus cash in lieu of fractional shares in accordance with Section 2.1(g), to which such holder is entitled pursuant to Section 2.1, or, if the Election is made, cash as provided in Section 2.1, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.3, each Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the right to receive the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount of cash in lieu of the issuance of any fractional shares in accordance with Section 2.1(g) or, if the Election is made, cash as provided in Section 2.1.

   (d) If the Election is not made, no dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. In such event, subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

   (e) None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Common Stock for any amount properly delivered to a public official in compliance with any abandoned property, escheat or similar law.

   (f) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by law.

   (g) Subject to any applicable escheat or similar laws, any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company for one year after the Effective Time shall be delivered by the Exchange Agent to Parent, upon demand of Parent, and any former stockholders of the Company shall thereafter look only to Parent for satisfaction of their claim for certificates representing shares of Parent Common Stock (and cash in lieu of fractional shares) or, if the Election is made, cash, in exchange for their shares of Company Common Stock pursuant to the terms of Section 2.1 hereof.

   (h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, in form and substance acceptable to the Exchange Agent, by the person claiming such Certificate to be lost, stolen or destroyed, and complying with such other conditions as the Exchange Agent may reasonably impose (including the execution of an indemnification undertaking or the posting of an indemnity bond or other surety in favor of the Exchange Agent and Parent with respect to the Certificate alleged to be lost, stolen or destroyed), the Exchange Agent will deliver to such person, such shares of Parent Common Stock and cash in lieu of fractional shares, if any, or, if the Election is made, cash, as may be required pursuant to Section 2.1.

   2.4. Dissenting Shares. For purposes of this Agreement, the term "Dissenting Shares" means any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time with respect to which appraisal rights apply under Section 262 of the DGCL and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL. Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the consideration provided for in Section 2.1(b), and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or otherwise loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted into and become exchangeable for, at the Effective Time, the right to receive the consideration provided for in Section 2.1(b), without any interest thereon. Notwithstanding anything to the contrary contained in this Section 2.4, if (a) the Merger is rescinded or abandoned or
(b) the stockholders of the Company revoke the authority to effect the Merger, then the right of any stockholder to be paid the fair value of such stockholder's Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent prompt notice of any demands received by the Company for appraisals of Dissenting Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisals or offer to settle or settle any such demands.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to Merger Sub and Parent that the statements contained in this Article III are true and correct, except as set forth in the letter delivered by the Company to Merger Sub on the date hereof (the "Company Disclosure Letter") (which Company Disclosure Letter sets forth the exceptions to the representations and warranties contained in this Article III under captions referencing the Sections to which such exceptions apply):

   3.1. Organization and Qualification. Each of the Company and its Subsidiaries (as defined below) is a company (including a corporation, a limited liability company, a limited partnership or a similar entity with corporate characteristics including limited liability of stockholders or other owners) duly organized, validly existing, duly registered (if applicable) and, if applicable, in good standing under the laws of the jurisdiction of its organization and each such entity has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to carry on its business as it is now being conducted, and is qualified to conduct business, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified that would not, individually or in the aggregate, have, or would not reasonably be expected to have, a Company Material Adverse Effect (as defined below). Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or other applicable charter document (any such document of any business entity hereinafter referred to as its "Charter Document") or its Bylaws, or other applicable governing document (any such documents of any business entity hereinafter referred to as its "Governing Document"). As used in this Agreement, the term "Company Material Adverse Effect" means any change, effect, event or condition that (i) has a material adverse effect on the assets, business, results of operations, condition (financial or other) or prospects of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent or materially delay the Company's ability to consummate the transactions contemplated hereby. As used in this Agreement, the term "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions.

   3.2. Capital Stock of Subsidiaries. Neither the Company nor any of its Subsidiaries owns, controls or holds with the power to vote, directly or indirectly, of record, beneficially or otherwise, any share capital, capital stock or any equity or ownership interest in any company, corporation, limited liability company, partnership, association, joint venture, business, trust or other entity, except for the Subsidiaries described in the Company SEC Reports (as defined in Section 3.6(a) hereof) or listed in Section 3.2 of the Company Disclosure Letter, and except for ownership of securities in any publicly traded company held for investment by the Company or any of its Subsidiaries and comprising less than five percent of the outstanding stock of such company. Except as set forth in Section 3.2 of the Company Disclosure Letter, the Company is directly or indirectly the registered, record and beneficial owner of all of the outstanding share capital or shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of its Subsidiaries, there are no proxies with respect to such shares, and no equity securities of any of such Subsidiaries are or may be required to be issued by reason of any options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, share capital or shares of any capital stock of any such Subsidiary, and there are no contracts, commitments, understandings or arrangements by which the Company or any such Subsidiary is bound to issue, transfer or sell any share capital or shares of such capital stock or securities convertible into or exchangeable for such shares. Other than as set forth in Section 3.2 of the Company Disclosure Letter, all of such shares so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any claim, lien, pledge, security interest or other encumbrance of any kind (collectively "Liens") with respect thereto other than restrictions on transfer pursuant to applicable securities laws.

   3.3. Capitalization. (a) The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock, 1,000,000 shares, par value $.0l per share, of Preferred Stock; and 6.85 shares, par value $1,000 per share, of Voting Preferred Stock (such Preferred Stock and Voting Preferred Stock being referred to herein collectively as the "Company Preferred Stock"). As of the date hereof, (i) 5,157,694 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) the Company had no shares of Company Common Stock held in its treasury, (iv) 1,673,797 shares of Company Common Stock were reserved for issuance under the Company Stock Option Plans and the Company's Employee Stock Purchase Plan (the "ESPP"), (v) Company Options to purchase 1,067,627 shares of Company Common Stock in the aggregate had been granted and remained outstanding under the Company Stock Option Plans, (vi) warrants to purchase 10,000 shares of Company Common Stock (the "Warrants") were outstanding, (vii) $300,000 principal amount of notes convertible into 77,922 shares of Company Common Stock (the "Convertible Notes") were outstanding, and (viii) except for the Company Options, the Warrants, the Convertible Notes, and rights to the issuance of 208,281 shares of Company Common Stock in the aggregate under the ESPP, there were no outstanding Rights (defined below). Except as set forth above or in Section 3.3 of the Company Disclosure Letter, the Company has no outstanding bonds, debentures, notes or other securities or obligations the holders of which have the right to vote or which are convertible into or exercisable for securities having the right to vote on any matter on which any stockholder of the Company has a right to vote. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are not as of the date hereof any existing options, warrants, stock appreciation rights, stock issuance rights, calls, subscriptions, convertible securities or other rights which obligate the Company or any of its Subsidiaries to issue, exchange, transfer or sell any shares in the capital of the Company or any of its Subsidiaries, other than Company Common Stock issuable under the Company Stock Option Plans, the Warrants, the Convertible Notes and the ESPP, or awards granted pursuant thereto (collectively, "Rights"). As of the date hereof, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, reprice, redeem or otherwise acquire any shares of the capital of the Company or any of its Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company to vote or to dispose of any shares in the capital of any of its Subsidiaries. The Company does not hold any rights to repurchase any shares of Company Common Stock which are subject to unvested Company Options or other Rights.

   (b) Subsequent to May 31, 2000, the Company has not issued any shares of Company Common Stock or Company Preferred Stock, or issued any Company Options or other Rights, or amended the terms of any of the Company Stock Option Plans, Company Options, or other Rights or the instruments or agreements under which such Rights are outstanding, or waived any of the terms or conditions of any such Company Stock Option Plans, Company Options, other Rights, instruments or agreements, except as contemplated by Section 2.2(a) and except for (i) Company Options to purchase an aggregate of 50,000 shares of Company Common Stock which were granted on June 1, 2000 under the Company's 2000 Non-Employee Director Stock Plan, (ii) an aggregate of 25,000 shares of restricted Company Common Stock which were issued on June 1, 2000 under the Company's 2000 Non-Employee Director Stock Plan, and (iii) an aggregate of 14,645 shares of Company Common Stock issued subsequent to May 31, 2000 upon the exercise of Company Options that were issued before such date.

   3.4. Authority Relative to this Agreement. The Company has the requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and, subject to obtaining the necessary approval of its stockholders, to consummate the Merger and the other transactions contemplated hereby under applicable law. The execution and delivery of this Agreement and the consummation of the Merger and other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or other transactions contemplated hereby (other than approval by the Company's stockholders required by applicable law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors rights generally or by general equitable principles.

   3.5. No Conflict; Required Filings and Consents.

   (a) Assuming that all filings, permits, authorizations, consents and approvals or waivers thereof have been duly made or obtained as contemplated by
Section 3.5(b) hereof, neither the execution and delivery of this Agreement by the Company nor the consummation of the Merger or other transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of (x) their respective Charter Documents or Governing Documents, (y) any note, bond, charge, lien, pledge, mortgage, indenture or deed of trust to which the Company or any such Subsidiary is a party or to which they or any of their respective properties or assets may be subject, or (z) any license, lease, agreement or other instrument or obligation to which the Company or any such Subsidiary is a party or to which they or any of their respective properties or assets may be subject, or
(ii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except for, in the case of clauses
(i)(y), (i)(z) and (ii), such defaults or violations as are set forth in
Section 3.5 of the Company Disclosure Letter.

   (b) No filing or registration with or notification to and no permit, authorization, consent or approval of any court, commission, governmental body, regulatory authority, agency or tribunal wherever located (a "Governmental Entity") is required to be obtained, made or given by the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger or other transactions contemplated hereby except (i) the filing of the Certificate of Merger as provided in Section 1.3 hereof, (ii) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements

Act of 1976, as amended (the "HSR Act"), (iii) the filing of the Proxy Statement/Prospectus (as defined in Section 3.26 hereof) and such reports under Sections 13(a), 13(d), 15(d) or 16(a) with the SEC in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) as shown on Section 3.5(b) of the Company Disclosure Letter, or (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any country other than the United States.

   3.6. SEC Filings; Financial Statements.

   (a) The Company has filed all forms, reports, schedules, statements and other documents required to be filed by it since May 31, 1997 to the date hereof (collectively, as supplemented and amended since the time of filing, the "Company SEC Reports") with the SEC. The Company SEC Reports (i) were prepared in all material respects in compliance with all applicable requirements of the Securities Act and the Exchange Act, as the case may be and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence does not apply to any misstatement or omission in any Company SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Company SEC Report filed prior to the date of this Agreement. No Subsidiary of the Company is required to file any report, form or other document with the SEC.

   (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its Subsidiaries included or incorporated by reference in such Company SEC Reports (collectively, the "Financial Statements") have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be otherwise indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of the Company and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except, in the case of all such Financial Statements that are interim financial statements, for footnotes and normal year-end adjustments).

   (c) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, unmatured, contingent or otherwise whether due or to become due, known or unknown, or any unsatisfied judgments or any leases of personalty or realty or unusual or extraordinary commitments, in each such case, that are required to be disclosed under United States generally accepted accounting principles, except (i) as set forth in the Company SEC Reports or in Section 3.6(c) of the Company Disclosure Letter, (ii) the liabilities recorded on the Company's consolidated balance sheet at May 31, 2000 (the "Balance Sheet") included in the financial statements referred in
Section 3.6(a) hereof and the notes thereto, or (iii) liabilities or obligations incurred since May 31, 2000 in the ordinary course of business and consistent with past practice.

   3.7. Absence of Changes or Events. Except as set forth in Section 3.7 of the Company Disclosure Letter or in the Company SEC Reports, since May 31, 2000, through the date of this Agreement, neither the Company nor any of its Subsidiaries have incurred any liability or obligation that has resulted or would reasonably be expected to result in a Company Material Adverse Effect, and there has not been any change in the business, financial condition or results of operations of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

   3.8. Absence of Certain Developments. Except as disclosed in the Company SEC Reports or as set forth in Section 3.8 of the Company Disclosure Letter, since May 31, 2000, the Company has not taken any of the actions set forth in Section
5.1 hereof.

   3.9. Litigation. Except as disclosed in the Company SEC Reports or as set forth in Section 3.9 of the Company Disclosure Letter, there is no (a) claim, action, suit or proceeding pending or overtly threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity,
(b) alternative dispute resolution proceeding pending or overtly threatened against the Company or any of its Subsidiaries, or (c) outstanding judgment, order, writ, injunction or decree (collectively, "Orders"), or application, request or motion therefor, of any Governmental Entity in a proceeding to which the Company, any Subsidiary of the Company or any of their respective assets was or is a party, and neither the Company nor any Subsidiary is in default in any material respect with respect to any such Order.

   3.10. Title to Properties. The Company does not own any real property. The Company has heretofore made available to Parent correct and complete copies of all leases, subleases and other agreements (collectively, the "Real Property Leases") under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property or facility (the "Leased Real Property"), including without limitation all modifications, amendments and supplements thereto. Except as otherwise set forth in Section 3.10 of the Company Disclosure Letter, (i) the Company or one of its Subsidiaries has a valid leasehold interest in each parcel of Leased Real Property free and clear of all Liens except liens of record and liens for taxes not yet due and payable, and such imperfections of title and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or materially interfere with the present use, of such properties or otherwise impair business operations in any material respect ("permitted liens") and each Real Property Lease is in full force and effect, (ii) all rent and other sums and charges due and payable by the Company or its Subsidiaries as tenants thereunder are current in all material respects, (iii) no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the knowledge of the Company, the landlord, exists under any Real Property Lease, (iv) the Company or one of its Subsidiaries is in actual possession of each Leased Real Property and is entitled to quiet enjoyment thereof in accordance with the terms of the applicable Real Property Lease and applicable law, and (v) the Company and its Subsidiaries own outright all of the real and personal property (except for leased property or assets for which it has a valid and enforceable right to use) which is reflected on the Balance Sheet, except for property since sold or otherwise disposed of in the ordinary course of business and consistent with past practice and except for liens of record and other permitted liens. The plant, property and equipment of the Company and its Subsidiaries that are used in the operations of their businesses are in good operating condition and repair, subject to ordinary wear and tear, and, subject to normal maintenance, are available for use.

   3.11. Certain Contracts. Except as set forth in Section 3.11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of (i) any agreement, contract or commitment required to be filed as an exhibit to the Company SEC Reports (including any agreements, contracts or commitments entered into since May 31, 2000, that will be required to be filed by the Company with the SEC in any report), (ii) any agreements, contracts or commitments with suppliers, sales representatives, or customers of the Company or others with whom the Company does business pursuant to which the Company recognized revenues or payments in excess of $1,000,000 for the twelve-month period ending May 31, 2000 or anticipates recognizing revenues or payments in excess of $1,000,000 for the twelve-month period ended May 31, 2001, or (iii) any agreements, contracts or commitments containing covenants that limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person (as defined in Section 8.5 hereof), or that include any exclusivity provision or involve any restriction on the geographic area in which the Company or any of its Subsidiaries may carry on its business (collectively, "Company Material Contracts"). Section
3.11 of the Company Disclosure Letter lists each Company Material Contract described in clauses (ii) and (iii) of the preceding sentence. Each Company Material Contract that has not expired by its terms is in full force and effect and is the legal, valid and binding obligation of the Company and/or its Subsidiaries, enforceable against them in accordance with its terms except as set forth in Section 3.11 of the Company Disclosure Letter, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as set forth in Section 3.11 of the Company

Disclosure Letter, no consent, approval, waiver or authorization of, or notice to any Person is needed in order that each contract or other agreement to which the Company or any of its Subsidiaries is a party shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the Merger and the other transactions contemplated by this Agreement.

   3.12. Compliance with Law.

   (a) All activities of the Company and its Subsidiaries have been, and are currently being, conducted in compliance in all material respects with all applicable United States federal, state, local and all provincial and other foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, Orders and other similar items of any court or other Governmental Entity or any nongovernmental self-regulatory agency, including without limitation all Health Benefit Laws (as defined in (b) below), and no notice has been received by the Company or any Subsidiary of any claims filed against the Company or any Subsidiary alleging a violation of any such laws, regulations or other requirements. The Company Stock Option Plans and the ESPP have been duly authorized, approved and operated in compliance in all material respects with all applicable securities, corporate and other laws of each jurisdiction in which participants of such plans are located. The Company and its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, including without limitation those applicable to a long-term care plan, health maintenance organization, third-party administrator or other managed care, insurance, reinsurance or third-party administrator business ("Managed Care Organization"), or to a Medicare or Medicaid (as such terms are defined in (b) below) contractor.

   (b) For purposes of this Agreement, (i) the term "Health Benefit Law" means any laws relating to the licensure, certification, qualification or authority to transact business relating to the provision of, or payment for, or both the provision of and payment for, health benefits or insurance coverage, including without limitation the Employee Retirement Income Security Act of 1974, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the Health Insurance Portability and Accountability Act of 1996, and laws relating to the regulation of Managed Care Organizations, utilization review, coordination of benefits, fraud and abuse and patient referrals, and Medicare and Medicaid participation; (ii) the term "Medicaid" means the applicable provision of Title XIX of the Social Security Act and the regulations promulgated thereunder, and the state laws and regulations implementing the Medicaid program; and (iii) the term "Medicare" means the applicable provisions of Title XVIII of the Social Security Act and the regulations promulgated thereunder.

   3.13. Intellectual Property Rights; Year 2000.

   (a) The Company and its Subsidiaries own, or are validly licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, domain names and copyrights, any applications for and registrations of such patents, trademarks, trade names, service marks, domain names and copyrights, and all database rights, net lists, processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of the Company and its Subsidiaries as currently conducted or, except as set forth in Section 3.13(a) of the Company Disclosure Letter, as presently planned to be conducted as set forth in writing by the Company (the "Company Intellectual Property Rights"). The Company and its Subsidiaries have taken all action reasonably necessary to protect the Company Intellectual Property Rights which is customary in the industry, including, without limitation, use of reasonable secrecy measures to protect the trade secrets included in the Company Intellectual Property Rights.

   (b) All patents, registered trademarks, service marks, domain names and copyrights held by the Company or any of its Subsidiaries, are valid and, with respect to registrations of the foregoing, subsisting. The Company (i) has not been sued in any suit, action or proceeding, or received in writing any claim or notice, which involves a claim of infringement or misappropriation of any patents, trademarks, service marks, domain names, copyrights or violation of any trade secret or other proprietary right of any third party; and has no reason to believe that the marketing, licensing or sale of its products or services infringe upon, misappropriate or otherwise come into conflict with any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party. To the knowledge of the Company, no other Person has interfered with, infringed upon or otherwise come into conflict with any Company Intellectual Property Rights or other proprietary information of the Company or any of its Subsidiaries which has or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

   (c) Each employee, agent, consultant or contractor who has materially contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material (including, without limitation, computer software programs) on behalf of the Company, any of its Subsidiaries or any predecessor in interest thereto either: (i) is a party to an agreement under which the Company or such Subsidiary is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company, such Subsidiary or such predecessor in interest, as applicable, all right, title and interest in such material.

   (d) Other than in the ordinary course of business, neither the Company nor any of its Subsidiaries has granted any license or other right to any third party with respect to any Company Intellectual Property Rights. The consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Company Intellectual Property Rights.

   (e) With respect to each license or other agreement pursuant to which the Company or any of its Subsidiaries has obtained the right to use Company Intellectual Property Rights from others (each, a "License"): (i) such License is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such License; (ii) such License will not cease to be valid and binding and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such License or otherwise give the licensor a right to terminate such License; (iii) neither the Company nor any of its Subsidiaries has (A) received any notice of termination or cancellation under such License, (B) received any notice of breach or default under such License, which breach has not been cured, or (C) granted to any other third party any rights, adverse or otherwise, under such License that would constitute a breach of such License; and (iv) neither the Company or any of its Subsidiaries nor, to the Company's knowledge, any other party to such license is in breach or default thereof in any material respect, and no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such License.

   (f) To the knowledge of the Company, the computer software programs owned, licensed, or used by the Company and its Subsidiaries are free of all material viruses, worms, trojan horses and other material contaminants and do not contain any bugs, errors or problems of a material nature that disrupt their operations in any material respect or have a materially adverse impact on the operation of other software programs or operating systems. Neither the Company nor any of its Subsidiaries exports or has exported any such computer software programs outside the United States or imports or has imported any such computer software programs into any country. No rights in such computer software programs have been transferred to any third party except to the customers of the Company and its Subsidiaries to whom such computer software programs have been licensed in the ordinary course of business. None of such computer software programs is licensed pursuant to an "open source" or "GNU" license, or incorporates or is based on any computer software that is licensed pursuant to an "open source" or "GNU" license. The Company and its Subsidiaries have the right to use all software development tools, library functions, compilers, and other computer software programs and elements thereof that are material to the business of the Company or its Subsidiaries, or that are required to operate or modify the computer software programs owned, licensed, or used by the Company and its Subsidiaries.

   3.14. Taxes.

   (a) "Tax" or "Taxes" shall mean all United States federal, state, provincial, local or foreign taxes and any other applicable duties, levies, fees, charges and assessments that are in the nature of a tax, including income, gross receipts, property, sales, use, license, excise, franchise, ad valorem, value-added, transfer, social security payments, and health taxes and any deductibles relating to wages, salaries and benefits and payments to subcontractors for any jurisdiction in which the Company or any of its Subsidiaries does business (to the extent required under applicable Tax law), together with all interest, penalties and additions imposed with respect to such amounts.

   (b) Except as set forth in (or resulting from matters set forth in) Section
3.14 of the Company Disclosure Letter:

     (i) the Company and its Subsidiaries have prepared and timely filed with the appropriate governmental agencies all franchise, income and all other material Tax returns and reports required to be filed (collectively "Returns"), taking into account any extension of time to file granted to or obtained on behalf of the Company and/or its Subsidiaries;

     (ii) all Taxes of the Company and its Subsidiaries shown on such Returns or all Taxes otherwise known by the Company to be due or payable (including the uncontested portion of any Taxes which are being contested) have been timely paid in full to the proper authorities, other than such Taxes as are being contested in good faith by appropriate proceedings or which are adequately reserved for in accordance with generally accepted accounting principles;

     (iii) all deficiencies resulting from Tax examinations of income, sales and franchise and all other material Returns filed by the Company and its Subsidiaries in any jurisdiction in which such Returns are required to be so filed have either been paid or are being contested in good faith by appropriate proceedings;

     (iv) no deficiency has been asserted or assessed against the Company or any of its Subsidiaries which has not been satisfied or otherwise resolved, and no examination of the Company or any of its Subsidiaries is pending or overtly threatened for any amount of Tax by any taxing authority;

     (v) no extension of the period for assessment or collection of any material Tax is currently in effect and no extension of time within which to file any Return has been requested, which Return has not since been filed;

     (vi) all Returns filed by the Company and its Subsidiaries are correct and complete or adequate reserves have been established with respect to any additional Taxes that may be due (or may become due) as a result of such Returns not being correct or complete;

     (vii) there are no Tax liens on any assets of the Company or any of its Subsidiaries other than liens for Taxes not yet due or payable;

     (viii) neither the Company nor any of its Subsidiaries have made since May 31, 1997, and none will make, any voluntary adjustment by reason of a change in their accounting methods for any pre-Merger period;

     (ix) the Company and its Subsidiaries have made timely payments of the Taxes required to be deducted and withheld from the wages paid to their employees; and

     (x) the Company and its Subsidiaries are not parties to any Tax sharing or Tax matters agreement.

   (c) The Company and its Subsidiaries are not parties to any agreement, contract, or arrangement that would, as a result of the transactions contemplated hereby, result, separately or in the aggregate, in (i) the payment of any "excess parachute payments" within the meaning of Section 280G of the Code by reason of the Merger or (ii) the payment of any form of compensation or reimbursement for any Tax incurred by any Person arising under
Section 280G of the Code.

   3.15. Employees.

   (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, arrangement or labor contract with a labor union or labor organization, whether formal or otherwise. Section 3.15 of the Company Disclosure Letter lists all employment, severance and change of control agreements (or any other agreements that may result in the acceleration of outstanding options) of the Company or its Subsidiaries. Each of the Company and its Subsidiaries is in material compliance with all applicable laws (including, without limitation, all applicable extension orders) respecting employment and employment practices, terms and conditions of employment, equal opportunity, anti-discrimination laws, and wages and hours. To the knowledge of the Company, there is no labor strike, slowdown or stoppage, unfair labor practice complaint, labor disturbance, discrimination charge or other employment-related legal or administrative proceeding, governmental review, compliance audit, or enforcement proceeding of any kind either pending or threatened against the Company or any of its Subsidiaries.

   (b) (i) Each current employee of the Company and its Subsidiaries and, to the knowledge of the Company, each other employee of the Company and its Subsidiaries hired after November 6, 1986, has completed, and the Company and its subsidiaries have retained, an Immigration and Naturalization Service Form I-9 in accordance with applicable rules and regulations (and the Company and its Subsidiaries have not undergone any compliance review or inspection by the Immigration and Naturalization Service with respect thereto); (ii) the Company and its Subsidiaries have no non-immigrant employees whose status would terminate or be otherwise affected by the transactions contemplated by this Agreement; and (iii) Section 3.15 of the Company Disclosure Letter sets forth the name and non-immigrant status of each employee of the Company who is an alien who is authorized to work in the United States in non-immigrant status. Upon the request of Parent, the Company will promptly provide to Parent or Parent's attorneys copies of all immigration-related documents related to the Company's non-immigrant employees which are in the possession of the Company or its agents or attorneys.

   3.16. Employee Benefit Plans.

   (a) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and "Plan" means every plan, fund, contract, program and arrangement (whether written or not) which is sponsored, maintained or contributed to by the Company or its Subsidiaries for the benefit of present or former employees, including those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, option, stock appreciation right, phantom stock or stock purchase benefits, or (iv) salary continuation, supplemental unemployment, termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA).

   (b) Section 3.16 of the Company Disclosure Letter sets forth each Plan by name, and the funding arrangement for the Plan.

   (c) There are no Plans subject to Title IV of ERISA or Code Section 412.

   (d) No employer other than the Company and its Subsidiaries is permitted to participate or participates in the Plans. No leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Plan.

   (e) The only entities which are members of a controlled group, under common control with a trade or business, or part of an affiliated service group, within the meaning of Code Section 414(b), (c), (m) or (o), which contains the Company and its Subsidiaries are the Company and its Subsidiaries. The Company and its Subsidiaries have no liability resulting from past memberships in any
Section 414 controlled group of corporations.

   (f) There are no Plans which promise or provide health or life benefits to retirees or former employees of the Company, or which provide severance benefits to employees of the Company other than those identified in Section
3.16 of the Company Disclosure Letter, except as otherwise required by Code
Section 4980(B) or comparable state statute which provides for continuing health care coverage.

   (g) No Plan that is intended to be qualified under Section 401(a) of the Code has received or committed to receive a transfer of assets and/or liabilities or spin-off from another plan, except transfers which qualify as transfers from eligible rollover distributions within the meaning of Code
Section 402(c)(4).

   (h) With respect to all Plans, to the extent that the following documents exist, the Company has furnished Parent with true and complete copies of: (i) the most recent determination letter, if any, received by the Company from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor and the IRS), (iii) the Annual Report/Return (Form Series
5500) with financial statements, if any, and attachments for the three (3) most recent plan years, and (iv) Plan documents (including any amendments thereto), summary Plan descriptions, trust agreements, funding agreements/arrangements, insurance contracts, service agreements and all related contracts and documents (including any employee summaries and material employee communications).

   (i) Each Plan has at all times been operated in substantial compliance with ERISA, the Code, any other applicable law (including all reporting and disclosure requirements thereunder) and the terms of the Plan. With respect to each Plan that is intended to be qualified under Section 401(a) of the Code, each such Plan has been determined by the IRS to be so qualified, and each trust forming a part thereof has been determined by the IRS to be exempt from tax pursuant to Section 501(a) of the Code. No reason exists which would cause such qualified status to be revoked.

   (j) No state of facts or conditions exist which reasonably could be expected to subject the Company to any material liability (other than routine claims for benefits) under the terms of any Plan or applicable law.

   (k) All contributions, premiums, fees or charges due and owing to or in respect of any Plan have been paid in full by the Company prior to the Closing, in accordance with the terms of the Plan and all applicable laws, and no taxes, penalties or fees are owing as a result of any Plan.

   (l) The Company has not made or committed to make any material increase in contributions or benefits under any Plan which would become effective either on or after the Closing Date.

   (m) No Plan is currently under audit or examination by the IRS or the United States Department of Labor.

   (n) The events contemplated in this Agreement will not trigger, or entitle any current or former employee of the Company or its Subsidiaries to, severance, termination or change in control payments under any Plan or employment agreement.

   (o) Benefits provided to participants under each Plan (other than a tax qualified plan under Code Section 401(a)) are provided exclusively from the general assets of the Company and/or through an insurance contract or welfare benefit trust. The values of all assets associated with each Plan are readily determinable on an established market or pursuant to an insurance contract.

   (p) The Company can terminate each Plan, and withdraw from participation in each group policy, without further liability to the Company, Merger Sub, Parent, the Plan(s) or participants in such Plan(s).

   3.17. Environmental Matters.

   (a) The Company and its Subsidiaries (i) have been in material compliance and are presently complying in all material respects with all applicable health, safety and Environmental Laws (defined below), and (ii) have obtained all material permits, licenses and authorizations which are required under all applicable health, safety and Environmental Laws and are in compliance in all material respects with such permits, licenses and authorizations. Except as disclosed in the Company SEC Reports (i) to the Company's knowledge, none of the Leased Real Property (including without limitation soils and surface and ground waters) are contaminated with any Hazardous Materials in quantities which require investigation or remediation under Environmental Laws, (ii) neither the Company nor any of its Subsidiaries is liable for any off-site contamination, and (iii) there is no environmental matter which could reasonably be expected to expose the Company or any of its Subsidiaries to a claim to clean-up any Hazardous Materials or otherwise to remedy any pollution or damage at any of the properties utilized in the Company's business under any Environmental Laws.

   (b) For purposes of this Agreement, the term (i) "Environmental Laws" means all applicable United States federal, state, provincial, local and other foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment (including, without limitation, all applicable United States federal, state, provincial, local and other foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to Hazardous Materials in effect as of the date of this Agreement), and (ii) "Hazardous Materials" means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any United States federal, state, provincial, local or other foreign law, statute, code, ordinance, regulation, rule or other requirement relating to such substance or otherwise relating to the environment or human health or safety, including without limitation any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the Company or any of its Subsidiaries to any imposition of costs or liability under any Environmental Law.

   3.18. Insurance. The Company has made available to Parent copies of all material policies of insurance and bonds in force on the date hereof covering the businesses, properties and assets of the Company and its Subsidiaries, and all such policies are currently in effect and all premiums with respect thereto have been duly paid to date. Except as disclosed in Section 3.18 of the Company Disclosure Letter, there are no material claims outstanding under any insurance policy, and neither the Company nor any of its Subsidiaries has failed to give any notice or to present any such claim with respect to its business under any such policy in due and timely fashion.

   3.19. Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries (nor any person representing the Company or any of its Subsidiaries) has at any time during the last five years (a) made any payment in violation of the Foreign Corrupt Practices Act or similar laws of other countries where the Company engages in business, or (b) made any payment to any foreign, federal, state or local governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.

   3.20. Finders or Brokers. Except for such Persons as set forth in Section
3.20 of the Company Disclosure Letter, whose fees will be paid by the Company, none of the Company, the Subsidiaries of the Company, the Board of Directors of the Company (the "Company Board") or any member of the Company Board has employed any agent, investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission in connection with the Merger or the other transactions contemplated hereby. Section 3.20 of the Company Disclosure Letter sets forth the Company's fee and expense arrangements with each Person identified therein.

   3.21. Board Recommendation. The Company Board has, at a meeting of such Company Board duly held on October 10, 2000, approved and adopted this Agreement and the Merger and the other transactions contemplated hereby, declared the advisability of the Merger and recommended that the stockholders of the Company approve the Merger and the other transactions contemplated hereby, and has not as of the date hereof rescinded or modified in any respect any of such actions.

   3.22. Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date set for the Company Stockholders Meeting (as defined in Section 3.26 hereof) is the only vote of the holders of any of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

   3.23. Opinion of Financial Advisor. The Company has received the opinion of Stephens Inc. dated the date of the meeting of the Company Board referenced in
Section 3.21 above, to the effect that, as of such date, the consideration to be received by the holders of Company Common Stock pursuant to Section 2.1 is fair, from a financial point of view, to the holders of Company Common Stock.

   3.24. Tax Matters. Neither the Company nor any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the business combination to be effected by the Merger from constituting a transaction qualifying as a reorganization within the meaning of Section 368 of the Code if the Election is not made.

   3.25. State Takeover Statute. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203 of the DGCL) will not apply to the execution, delivery of performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

   3.26. Registration Statement; Proxy Statement/Prospectus. The information supplied by the Company for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of Company in connection with the meeting of Company's stockholders to consider the Merger (the "Company Stockholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") shall not, on the date the Proxy Statement/Prospectus is first mailed to Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub in writing specifically for use in any of the foregoing documents.

                                   ARTICLE IV

            REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PARENT

   Merger Sub and Parent represent and warrant to the Company that the statements contained in this Article IV are true and correct, except as set forth in the letter delivered by Parent to the Company on the date hereof (the "Parent Disclosure Letter") (which Parent Disclosure Letter sets forth the exceptions to the representations and warranties contained in this Article IV under captions referencing the Sections to which such exceptions apply):

   4.1. Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, with the corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Merger Sub and Parent is duly qualified or licensed to carry on its business as it is now being conducted, and is qualified to conduct business, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified that would not, individually or in the aggregate, have, or would not reasonably be expected to have, a Parent Material Adverse Effect (as defined below). Neither Parent nor Merger Sub is in violation of any of the provisions of its Charter

Document or its Governing Document. As used in this Agreement, the term "Parent Material Adverse Effect" means any change, effect, event or condition that (i) has a material adverse effect on the assets, business, results of operations, condition (financial or other) or prospects of Parent and its Subsidiaries, taken as a whole, or (ii) would prevent or materially delay Merger Sub's or Parent's ability to consummate the transactions contemplated hereby.

   4.2. Capitalization. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

   4.3. Authority Relative to this Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement under applicable law. The execution and delivery by Parent and Merger Sub of this Agreement, and the consummation of the Merger and the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors rights generally or by general equitable principles. The shares of Parent Common Stock to be issued by Parent pursuant to the Merger if the Election is not made, as well as the Parent Options and the shares of Parent Common Stock to be issued upon exercise thereof in such event: (i) have been duly authorized, and, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights, (ii) will, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), be registered under the Securities Act, and registered or exempt from registration under applicable United States "Blue Sky" laws and (iii) will, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), be listed on the New York Stock Exchange.

   4.4. No Conflicts; Required Filings and Consents.

   (a) Neither the execution, delivery or performance of this Agreement by Merger Sub or Parent, nor the consummation of the transactions contemplated hereby, nor compliance by Merger Sub or Parent with any provision hereof will
(i) conflict with or result in a breach of any provision of the Charter Documents or Governing Documents of Merger Sub or Parent, (ii) cause a default or give rise to any right of termination, cancellation or acceleration or loss of a material benefit under, or result in the creation of any lien, charge or other encumbrance upon any of the properties of Merger Sub or Parent under any of the terms, conditions or provisions of any note, bond, mortgage or indenture, or any other material instrument, obligation or agreement to which Merger Sub or Parent is a party or by which its properties or assets may be bound or (iii) violate any law applicable to Merger Sub or Parent or binding upon any of its properties, except for, in the case of clauses (ii) and (iii), such defaults or violations which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

   (b) No filing or registration with or notification to and no permit, authorization, consent or approval of any Governmental Entity is required to be obtained, made or given by Merger Sub or Parent in connection with the execution and delivery of this Agreement or the consummation by Merger Sub of the Merger or other transactions contemplated hereby except (i) in connection with the applicable requirements of the HSR Act, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, as further described in Section 5.3 hereof, (iii) as shown on Section 4.4(b) of the Parent Disclosure Letter, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any country other than the United States, or (v) the filing of the Certificate of Merger as provided in Section 1.3 hereof.

   4.5. SEC Filings; Financial Statements.

   (a) Parent has filed all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 1997 to the date hereof (collectively, as supplemented and amended since the time of filing, the "Parent SEC Reports") with the SEC. The Parent SEC Reports (i) were prepared in all material respects in compliance with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence does not apply to any misstatement or omission in any Parent SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Parent SEC Report filed prior to the date of this Agreement.

   (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its Subsidiaries included or incorporated by reference in such Parent SEC Reports have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of Parent and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except, in the case of all such financial statements that are interim Financial Statements, for normal year-end adjustments).

   4.6. Absence of Changes or Events. Except as set forth in the Parent SEC Reports, since June 30, 2000, through the date of this Agreement, Parent and its Subsidiaries have not incurred any liability or obligation that has resulted or would reasonably be expected to result in a Parent Material Adverse Effect, and there has not been any change in the business, financial condition or results of operations of Parent or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and Parent and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

   4.7. Litigation. Except as disclosed in the Parent SEC Reports, there is no
(a) claim, action, suit or proceeding pending or overtly threatened against or relating to Parent or any of its Subsidiaries before any Governmental Entity,
(b) alternative dispute resolution proceeding pending or overtly threatened against Parent or any of its Subsidiaries, or (c) outstanding Orders, or application, request or motion therefor, of any Governmental Entity in a proceeding to which Parent, any Subsidiary of Parent or any of their respective assets was or is a party except actions, suits, proceedings or Orders that, individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor any Subsidiary is in default in any material respect with respect to any such Order.

   4.8. Finders or Brokers. None of Parent, Merger Sub, the other Subsidiaries of Parent, the Boards of Directors of Parent and Merger Sub or any member of such Boards of Directors has employed any agent, investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission in connection with the Merger or the other transactions contemplated hereby.

   4.9. Tax Matters. Neither Parent nor any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the business combination to be effected by the Merger from constituting a transaction qualifying as a reorganization within the meaning of Section 368 of the Code if the Election is not made.

   4.10. Registration Statement; Proxy Statement/Prospectus. The information supplied by Parent and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to the Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to any information supplied by the Company in writing specifically for use in any of the foregoing documents.

                                   ARTICLE V

                            COVENANTS AND AGREEMENTS

   5.1. Conduct of Business of the Company Pending the Merger. Except as contemplated by this Agreement or as expressly agreed to in writing by Parent, during the period from the date of this Agreement to the earlier of (i) the termination of this Agreement or (ii) the Effective Time, each of the Company and its Subsidiaries will conduct their respective operations according to its ordinary course of business consistent with past practice, and will use its reasonable best efforts consistent with past practice and policies to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement, or the timing thereof. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, the Company will not nor will it permit any of its Subsidiaries to, without the prior written consent of Parent:

     (a) amend any of its Charter Documents or Governing Documents;

     (b) authorize for issuance, issue, sell, deliver, grant any options, warrants, stock appreciation rights, or stock issuance rights for, or otherwise agree or commit to issue, sell, deliver, pledge, dispose of or otherwise encumber any shares of any class of its share capital or any securities convertible into shares of any class of its share capital, except (i) pursuant to and in accordance with the terms of Company Options outstanding on the date hereof, (ii) up to 26,000 shares of Company Common Stock issued pursuant to the ESPP (to the extent shares of Company Common Stock have been paid for with payroll deductions), (iii) up to 10,000 shares of Company Common Stock issued upon exercise of the Warrants, and
  (iv) up to 77,922 shares of Company Common Stock issued upon conversion of the Convertible Notes;

     (c) subdivide, cancel, consolidate or reclassify any shares of its share capital, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its share capital or purchase, redeem or otherwise acquire any shares of its own share capital or of any of its Subsidiaries, except as otherwise expressly provided in this Agreement;

     (d) (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than Subsidiaries of the Company); or (iii) make any material loans, advances or capital contributions to, or investments in, any other person (other than to Subsidiaries of the Company), except as set forth in Section 5.1(d) of the Company Disclosure Letter or pursuant to existing commitment, all of which commitments are disclosed in Section 5.1(d) of the Company Disclosure Letter;

     (e) except as otherwise expressly contemplated by this Agreement, (i) increase in any manner the compensation of (A) any employee who is not an officer of the Company or any Subsidiary (a "NonExecutive Employee"), except in the ordinary course of business consistent with past practice or
  (B) any of its directors or officers, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required, or enter into, amend or agree to enter into or amend any agreement or arrangement with any such director or officer or employee, whether past or present, relating to any such pension, retirement allowance or other employee benefit, except as required to comply with law or under currently existing agreements, plans or arrangements or with respect to NonExecutive Employees, in the ordinary course of business consistent with past practice; (iii) grant any rights to receive any severance or termination pay to, or enter into or amend any employment or severance agreement with, any employee or any of its directors or officers, except as required by applicable law; or (iv) except as may be required to comply with applicable law, become obligated (other than pursuant to any new or renewed collective bargaining agreement) under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, including any bonus, incentive, deferred compensation, share purchase, share option, share appreciation right, group insurance, severance pay, retirement or other benefit plan, agreement or arrangement, or employment or consulting agreement with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof; provided, however, that this clause (iv) shall not prohibit the Company from renewing any such plan, agreement or arrangement already in existence on terms no more favorable to the parties to such plan, agreement or arrangement;

     (f) except as otherwise expressly contemplated by this Agreement, enter into, amend in any material respect or terminate any Company Material Contracts other than in the ordinary course of business consistent with past practice;

     (g) sell, lease, license, mortgage or dispose of any of its properties or assets, other than (i) transactions in the ordinary course of business consistent with past practice, (ii) as may be required or contemplated by this Agreement or (iii) as set forth in Section 5.1(g) of the Company Disclosure Letter;

     (h) except for the Merger, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions in the ordinary course of business consistent with past practice;

     (i) alter (through merger, liquidation, reorganization, restructuring or in any fashion) the corporate structure or ownership of the Company or any Subsidiary;

     (j) authorize or commit to make any material capital expenditures not reflected in the budget previously provided in writing by the Company to Parent without the prior written consent of Parent;

     (k) make any change in the accounting methods or accounting practices followed by the Company, except as required by United States generally accepted accounting principles or applicable law;

     (l) make any election under any Tax law;

     (m) settle any action, suit, claim, investigation or proceeding (legal, administrative or arbitrative) requiring a payment by the Company or its Subsidiaries in excess of $50,000 without the consent of Parent;

     (n) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Reports or incurred in the ordinary course of business consistent with past practice; or

     (o) authorize, recommend, propose, agree or announce an intention to do any of the foregoing or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   5.2. Preparation of Registration Statement; Proxy Statement/Prospectus; Blue Sky Laws. As promptly as practicable and no later than 20 business days after the date hereof, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Proxy Statement/Prospectus will be included as part thereof. Parent and the Company shall each use its reasonable best efforts to have such Registration Statement declared effective under the Securities Act as promptly as practicable after filing. The Proxy Statement/Prospectus will, when prepared pursuant to this
Section 5.2 and mailed to the Company's stockholders, comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The Proxy Statement/Prospectus shall include the declaration of the Company Board of the advisability of the Merger and its recommendation that the Company's stockholders approve the Merger. Parent shall also take any action required to be taken under any applicable provincial or state securities laws (including "Blue Sky" laws) in connection with the issuance of the Parent Common Stock in the Merger if the Election is not made; provided, however, that neither Parent nor the Company shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where any such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of Parent Common Stock or the Parent Options.

   5.3 Meeting of Stockholders. The Company shall, promptly after the date hereof, take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Company Stockholders Meeting within 30 days of the Registration Statement being declared effective by the SEC, whether or not the Company Board determines at any time after the date hereof that the Merger is no longer advisable. The Company shall consult with Parent regarding the date of the Company Stockholders Meeting. Subject to
Section 5.2 and Section 5.6 hereof, the Company shall use its best efforts to solicit from stockholders of the Company proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

   5.4. Additional Agreements, Cooperation.

   (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and to cooperate, subject to compliance with applicable law, with each other in connection with the foregoing, including using its reasonable best efforts (i) to obtain all necessary waivers, consents and approvals from other parties to loan agreements, material leases and other material contracts, (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulations, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, (iv) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities and (vi) to fulfill all conditions to this Agreement.

   (b) Each of the parties hereto agrees, subject to compliance with applicable law, to furnish to each other party hereto such necessary information and reasonable assistance as such other party may request in connection with its preparation of necessary filings or submissions to any regulatory or governmental agency or authority, including, without limitation, any filing necessary under the provisions of the HSR Act, the Exchange Act, the Securities Act or any other United States federal or state, or foreign statute or regulation. Each party hereto shall promptly inform each other party of any material communication from the U.S. Federal Trade Commission or any other government or governmental authority regarding any of the transactions contemplated thereby.

   5.5. Publicity. Except as otherwise required by applicable law, rule, regulation, or stock exchange rule, so long as this Agreement is in effect, Parent and the Company will not, and will not permit any of their respective affiliates or representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Parent and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as possible.

   5.6. No Solicitation.

   (a) Immediately upon execution of this Agreement, the Company shall (and shall cause its officers, directors, employees, investment bankers, attorneys and other agents or representatives to) cease all discussions, negotiations, responses to inquiries and other communications relating to any potential transaction with all third parties who, prior to the date hereof, may have expressed or otherwise indicated any interest in pursuing an Acquisition Proposal (as hereinafter defined) with the Company.

   (b) Prior to termination of this Agreement pursuant to Article VII hereof, the Company and its Subsidiaries shall not, and the Company shall not authorize or permit any officers, directors, employees, investment bankers, attorneys or other agents or representatives to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (ii) engage or participate in negotiations or discussions with, or furnish any information to, or take any other action to, facilitate any inquiries or making any proposal by, any third party relating to an Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve an Acquisition Proposal. Notwithstanding anything to the contrary contained in this Section 5.6, prior to the Company Stockholders Meeting, the Company Board may engage or participate in negotiations or discussions with and furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") if both (A) a majority of the directors of the Company Board, without including directors who may be considered Affiliates (as defined in Rule 405 under the Securities Act) of any person making an Acquisition Proposal ("disinterested directors") determines in good faith, after consultation with its independent financial advisor, that a Potential Acquiror has submitted to the Company an Acquisition Proposal that is a Superior Proposal (as hereinafter defined), and
(B) a majority of the disinterested directors of the Company Board determines in good faith, after receiving the advice of Bell, Boyd & Lloyd LLC or other reputable outside legal counsel experienced in such matters, that if the Company fails to engage or participate in such negotiations or discussions or to furnish such information, there is a substantial probability that the Company Board will be in violation of its fiduciary duties under applicable law. In the event that the Company shall receive any Acquisition Proposal, it shall promptly (and in no event later than 24 hours after receipt thereof) furnish to Parent the identity of the recipient of the Acquisition Proposal and of the Potential Acquiror, the terms of such Acquisition Proposal and copies of all information requested by the Potential Acquiror.

   (c) Except as set forth in this Section 5.6(c), neither the Company Board nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of this Agreement and the Merger. Notwithstanding the foregoing, prior to the Company Stockholders Meeting the Company Board or such committee may withdraw or modify their approval of this Agreement and the Merger if both (A) a majority of the disinterested directors of the Company Board determines in good faith, after consultation with its independent financial advisor, that a Potential Acquiror has submitted to the Company an Acquisition Proposal that is a Superior Proposal, and (B) a majority of the disinterested directors of the Company Board determines in good faith, after receiving the advice of Bell, Boyd & Lloyd LLC or other reputable outside legal counsel experienced in such matters, that if the Company fails to take such action, there is a substantial probability that the Company Board will be in violation of its fiduciary duties under applicable law.

   (d) Nothing contained in (b) or (c) above shall prevent the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or making any disclosure to the Company's stockholders if, in the good faith judgment of the Company Board, after receiving the advice of Bell, Boyd & Lloyd LLC or other reputable outside legal counsel experienced in such matters, such disclosure is required by applicable law. Without limiting the foregoing, the Company agrees that any violation of
(b) or (c) above by the Company or any of its Subsidiaries, or by any officer, director, employee, investment banker, attorney or other agent or representative, whether or not such person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 5.6 and shall enable Parent to terminate this Agreement pursuant to Section 7.1(d)(i) hereof.

   (e) For the purposes of this Agreement, "Acquisition Proposal" shall mean any proposal, whether in writing or otherwise, made by any person other than Parent and its Subsidiaries to acquire "beneficial ownership" (as defined under Rule 13(d) of the Exchange Act) of 15% or more of the assets of, or 15% or more of the outstanding capital stock of any of the Company or its Subsidiaries pursuant to a merger, consolidation, exchange of shares or other business combination, sale of shares of capital stock, sales of assets, tender offer or exchange offer or similar transaction involving the Company or its Subsidiaries.

   (f) The term "Superior Proposal" means any bona fide Acquisition Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Company Common Stock then outstanding or all or substantially all the assets of the Company, and otherwise on terms that a majority of the disinterested directors determines, in good faith, to be more favorable to the Company and its stockholders than the Merger (after receiving a written opinion from the Company's independent financial advisor, a copy of which shall be delivered contemporaneously to Parent, that the Acquisition Proposal is more favorable to the Company's stockholders, from a financial point of view, than the Merger) and for which financing, to the extent required, is then committed.

   5.7. Access to Information. From the date of this Agreement until the Effective Time, and upon reasonable notice, the Company will give Parent and its authorized representatives (including counsel, other consultants, accountants and auditors) reasonable access during normal business hours to all facilities, personnel, operations of the Company or any of its Subsidiaries and to the customers, suppliers and other third parties with which the Company or any of its Subsidiaries do business and to all books and records of it and its Subsidiaries, will permit Parent to make such inspections as it may reasonably require, will cause its officers and those of its Subsidiaries to furnish Parent with such financial and operating data and other information with respect to its business and properties as Parent may from time to time reasonably request and confer with Parent to keep it reasonably informed with respect to operational and other business matters relating to the Company and its Subsidiaries and the status of satisfaction of conditions to the Closing. All information obtained by Parent pursuant to this Section 5.7 shall be kept confidential in accordance with the Confidentiality Agreement, dated October 28, 1999, between Parent and the Company (the "Confidentiality Agreement").

   5.8. Notification of Certain Matters. The Company or Parent, as the case may be, shall promptly notify the other of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause, (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (ii) any material failure of the Company or Parent, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) the institution of any claim, suit, action or proceeding arising out of or related to the Merger or the transactions contemplated hereby; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

   5.9. Resignation of Officers and Directors. At or prior to the Effective Time, the Company shall deliver to Parent the resignations of such officers and directors of the Company and shall use its best efforts to deliver to Parent the resignations of such officers and directors of its Subsidiaries (in each case, in their capacities as officers and directors, but not as employees if any of such persons are employees of the Company or any Subsidiary) as Parent shall specify, which resignations shall be effective at the Effective Time and shall contain an acknowledgment that the relevant individual has no outstanding claims for compensation for loss of office, redundancy, unfair dismissal or otherwise, other than those claims specified on Section 5.9 of the Company Disclosure Letter.

   5.10. Indemnification.

   (a) As of the Effective Time and for a period of six years following the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless from and against all claims, damages, losses, obligations or liabilities ("Losses") any persons who were directors or officers of the Company prior to the Effective Time (the "Indemnified Persons") to the fullest extent such person could have been indemnified for such Losses under applicable law, under the Governing Documents of the Company or under any indemnification agreements listed in Section 5.10 of the Company Disclosure Letter in effect immediately prior to the date hereof, with respect to any act or failure to act by any such Indemnified Person prior to the Effective Time. The Company shall cause each of the indemnification agreements listed or required to be listed in
Section 5.10 of the Company Disclosure Letter to be terminated as of the Effective Time, except for such agreements as are specifically noted in Section
5.10 of the Company Disclosure Letter as not being required to be terminated.

   (b) Any determination required to be made with respect to whether an Indemnified Person's conduct complies with the standards set forth under the DGCL or other applicable law shall be made by independent counsel selected by Parent and reasonably acceptable to the Indemnified Persons. Parent shall cause the Surviving Corporation to pay such counsel's fees and expenses so long as the Indemnified Persons do not challenge any such determination by such independent counsel.

   (c) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person, and Parent, the Surviving Corporation or such successor or assign is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that such person or the continuing or surviving corporation assumes the obligations set forth in this Section 5.10 and none of the actions described in clauses (i) and (ii) above shall be taken until such provision is made.

   (d) Parent shall maintain or cause the Surviving Corporation to maintain in effect for not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company (provided that they may substitute therefor policies of at least comparable coverage containing terms and conditions which are no less advantageous to the Indemnified Parties in all material respects so long as no lapse in coverage occurs as a result of such substitution) with respect to all matters, including the transactions contemplated hereby, occurring prior to, and including the Effective Time; provided that, in the event that any Claim is asserted or made within such six-year period, such insurance shall be continued in respect of any such Claim until final disposition of any and all such Claims; and provided, further, that Parent and the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the premiums paid as of the date hereof by the Company or any Subsidiary for such insurance. In such case, Parent shall purchase or cause the Surviving Corporation to purchase as much coverage as possible for 200% of the premiums paid as of the date hereof for such insurance.

   5.11. Stockholder Litigation. The Company shall give Parent the reasonable opportunity to participate in the defense of any stockholder litigation against or in the name of the Company and/or its respective directors relating to the transactions contemplated by this Agreement.

   5.12. Employee Benefit Plans.

   (a) Parent reserves the right to request in writing prior to the Closing that the Company, contingent upon the Closing, cease contributions to and/or terminate one or more of the Company's Plans prior to the Closing.

   (b) Pursuant to (a) above, Parent requests and the Company agrees that the Company Board or its delegate shall cause the Company to cease contributions to and terminate each plan qualified under Code Section 401(k) (the "Company 401(k) Plan"), and shall cause the Company, prior to the Closing Date, to
(i) adopt written resolutions, the form and substance of which shall be satisfactory to Parent, to terminate such Company 401(k) Plan and to fully (100%) vest all participants under said Company 401(k) Plan; provided, however, that such Company 401(k) Plan termination shall be made contingent upon the consummation of the Merger, and (ii) deliver notice of the Company 401(k) Plan termination (which shall be contingent upon the consummation of the Merger) to any trustees and custodians of the Company 401(k) Plan and/or its assets. As soon as practicable after the Closing Date, Parent shall cause the Company to prepare IRS Form 5310, with full disclosure of the Merger and the existence of Parent's 401(k) Savings Plan (the "Parent 401(k) Plan") and the fact that Company employees participating in the Company 401(k) Plan as of the Closing shall become participants in the Parent 401(k) Plan as soon as administratively feasible following the Closing. Parent reserves the right to suspend the distribution of benefits from the Company 401(k) Plan until the later of the receipt of a favorable determination letter from the IRS with respect to the termination of such Plan and the completion of final testing and recordkeeping for such Plan.

   (c) Parent shall recognize past employment service with the Company and its Subsidiaries (based upon the Company's service records which are provided to Parent) only for employees of the Company and its Subsidiaries who are employed by them on the Closing Date (including employees who are, at the Closing Date, on disability, pregnancy or family leave or other leave granted in accordance with pre-existing written policies of the Company, provided in each case that the employee returns to active employment by the Company or its Subsidiaries for at least 30 continuous days following the Closing Date) (the "Eligible Employees") for all purposes under the Parent plans which are similar to and become successors to the Plans. To the extent that Eligible Employees have covered expenses that are credited against the Company's group health plan's deductibles or out of pocket maximums for plan year 2001, those expenses will be credited against deductibles or out of pocket maximums of Parent's group health plan for Eligible Employees who elect health coverage under Parent's group health plan. The Eligible Employees shall enter the Parent 401(k) Plan pursuant to the terms of such plan.

   (d) The Eligible Employees shall leave the employee benefit plans of the Company and its Subsidiaries and enter Parent's employee benefit plans pursuant to the terms of such plans on such date as Parent deems appropriate.

   (e) The Company shall accrue on its balance sheet as of the Closing Date or shall pay prior to the Closing Date any costs, adjustments, or charges associated with any termination, discontinuance, cancellation or liquidation of the Company's portion of or interest in any funding medium arising in connection with the actions described in (b) above including, but not limited to, the discontinuance of any group annuity contract issued by an insurance company with respect to the Company 401(k) Plan. The Company shall also reasonably compensate each affected participant of the Company, prior to the Closing Date, to the extent that such participant or his/her account balance is impacted by such costs, adjustments or charges.

   (f) The parties acknowledge that the ESPP shall continue to operate in accordance with its terms following the execution of this Agreement, except as provided below. Effective as of one business day prior to the Effective Time, the Company shall cause each outstanding purchase right to be automatically exercised, the Company shall cause the ESPP to terminate and no purchase rights shall be subsequently granted or exercised under the ESPP. The Company shall take all actions necessary to ensure that the ESPP will not be amended or modified in any respect after the date hereof, except to effect the terms of this Section 5.12(f).

   (g) Section 5.12(g) of the Company Disclosure Letter sets forth the number of hours of personal time accrued by employees of the Company and its Subsidiaries as of the date hereof and the amount required to be paid with respect thereto pursuant to the following sentence. As of the earlier of December 31, 2000 or the Closing Date, employees of the Company and its Subsidiaries shall be paid in accordance with past practice for all hours of personal time. In lieu of being paid for personal time, employees may choose to carry-over to Parent up to 40 hours of available personal time for employees with less than five years of service, or up to 80 hours for employees with five or more years of service. All personal time carried over to Parent will be considered sick leave and will be treated consistent with Parent's policy regarding sick leave time.

   5.13. Determination of Optionholders. At least ten business days before the Effective Time, the Company shall provide Parent with a true and complete list of (a) the holders of Company Options, (b) the number of shares of Company Common Stock subject to Company Options held by each such optionholder and

(c) the address of each such optionholder as set forth in the books and records of the Company or any Subsidiary, following upon which there shall be no additional grants of Company Options without Parent's prior consent. From the date such list is provided to Parent until the Effective Time, the Company shall provide a daily option activity report to Parent containing such information as Parent shall reasonably request.

   5.14. Preparation of Tax Returns. The Company shall file (or cause to be filed) at its own expense, on or prior to the due date thereof (as the same may be extended), all Returns required to be filed on or before the Closing Date. The Company shall provide Parent with a copy of appropriate workpapers, schedules, drafts and final copies of each foreign and domestic, federal, provincial and state income Tax return or election of the Company (including returns of all Employee Benefit Plans) at least ten days before filing such return or election and shall consult with Parent with respect thereto prior to such filing.

   5.15. Rule 145 Matters.

   (a) Promptly following the date of this Agreement, the Company shall deliver to Parent a list of names and addresses of those persons who are affiliates within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act (the "Company Affiliates"). The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. If the Election is not made, the Company shall deliver to Parent, on or prior to the Closing, an affiliate letter in the form attached hereto as Exhibit C, executed by each of the Company Affiliates identified in the foregoing list. In such event, Parent shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any of the Parent Common Stock to be received by such Company Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such letters.

   (b) For so long as resales of shares of Parent Common Stock issued pursuant to the Merger are subject to the resale restrictions set forth in Rule 145 under the Securities Act, Parent will use good faith efforts to comply with Rule 144(c)(1) under the Securities Act.

   5.16. Tax-Free Reorganization. If the Election is not made, Parent and the Company shall each use all commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In such event, neither Parent nor the Company shall take or fail to take, or cause any third party to take or fail to take, any action that would cause the Merger to fail to qualify as a "reorganization" within the meaning of
Section 368(a) of the Code.

   5.17. SEC Filings; Compliance. The Company and Parent shall each cause the forms, reports, schedules, statements and other documents required to be filed with the SEC by the Company and Parent, respectively, between the date of this Agreement and the Effective Time to be prepared in all material respects in compliance with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and such reports, schedules, statements, and other documents will not at the time they are filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

   5.18. Listing of Additional Shares. If the Election is not made, prior to the Effective Time Parent shall list the shares of Parent Common Stock to be issued in the Merger on the New York Stock Exchange, subject to official notice of issuance.

                                   ARTICLE VI

                             CONDITIONS TO CLOSING

   6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

     (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company under the DGCL and the Company's Charter Document and Governing Documents.

     (b) Governmental Action; No Injunction or Restraints. No action or proceeding by any Governmental Entity seeking to prevent consummation of the Merger, asserting the illegality of the Merger or this Agreement or seeking material damages directly arising out of the transactions contemplated hereby which continues to be outstanding shall be pending or threatened.

     (c) Governmental Consents. All necessary authorizations, consents, orders or approvals of, or declarations or filings with, or expiration or waiver of waiting periods imposed by, any Governmental Entity of any applicable jurisdiction required for the consummation of the transactions contemplated by this Agreement shall have been, as applicable, filed, expired or obtained.

     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending such effectiveness shall have been issued, and no proceedings seeking such a stop order shall be pending before or, to the knowledge of Parent, threatened by the SEC.

   6.2. Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Company set forth herein which are subject to materiality or Company Material Adverse Effect qualifications shall be true and correct in all respects both when made and at and as of the Effective Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and the representations and warranties of the Company set forth herein which are not subject to materiality or Company Material Adverse Effect qualifications shall be true and correct in all material respects both when made and at and as of the Effective Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date.

     (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been a Company Material Adverse Effect nor shall there have been any change, event or condition that, with the passage of time, would reasonably be expected to result in a Company Material Adverse Effect.

     (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect (i) imposing or seeking to impose material limitations on the ability of Parent to acquire or hold or to exercise full rights of ownership of any securities of the Company; (ii) imposing or seeking to impose material limitations on the ability of Parent or its Affiliates to combine and operate the business and assets of the Company; (iii) imposing or seeking to impose other material sanctions, damages, or liabilities directly arising out of the Merger on Parent or any of its officers or directors; or
  (iv) requiring or seeking to require divestiture by Parent of any significant portion of the business, assets or property of the Company or of Parent.

     (e) Delivery of Closing Documents. At or prior to the Effective Time, the Company shall have delivered to Parent all of the following:

       (i) a certificate of the President and the Chief Financial Officer of the Company, dated as of the Effective Date, stating that the conditions precedent set forth in Sections 6.2(a), (b) and (c) hereof have been satisfied; and

       (ii) a copy of (A) the Certificate of Incorporation of the Company, dated as of a recent date, certified by the Secretary of State of the State of Delaware, and (B) the Bylaws of the Company and the resolutions of the Company Board and stockholders authorizing the Merger and the other transactions contemplated by this Agreement, certified by the Secretary of the Company.

     (f) Director and Officer Resignations. Merger Sub shall have received the resignation of the directors and officers of the Company as are described in Section 5.9 hereof.

     (g) Key Employee Agreements. Rhonda E. Brede, Michael J. Kennedy, Richard M. Jelinek, Dave Decker, and Mete Sahin shall have entered into employment agreements in the respective forms set forth as Exhibits D through H to this Agreement, and none of such employees shall have indicated any intention of not fulfilling his or her obligations thereunder; the predecessor employment agreements between the Company and such employees, and all other arrangements or understandings between the Company and such employees (including, without limitation, any agreement or understanding pursuant to which such employees may exercise those Company Options granted to them on October 14, 1999 by means of the delivery of promissory notes), shall have been terminated; and subsequent to the execution of this Agreement, such employees shall not have exercised any Company Options referred to in the preceding clause by means of the delivery of promissory notes.

     (h) Consents, etc. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that all licenses, permits, consents, waivers, approvals, contract extensions, authorizations, qualifications, and orders of all Governmental Entities and any other third parties contemplated by Sections 3.5 and 3.11 hereof and of all parties set forth in the Company Disclosure Letter in reference to such sections have been obtained, and that all of the steps specified in Schedule 6.2(h) to this Agreement have been completed.

     (i) Company Affiliate Letters. If the Election is not made, Parent shall have received all of the letters described in Section 5.15(a) hereof executed by each of the Company Affiliates.

     (j) Exercise of Warrants and Conversion of Convertible Notes. The Warrants shall have been exercised in full and the Convertible Notes shall have been converted in full, in each case pursuant to their respective terms, effective prior to the Closing Date; and the Company shall not have paid more than $96,000 in the aggregate to the holders of such Warrants and Convertible Notes in consideration of their early exercise or conversion thereof.

     (k) Lien Releases and Repayments. Arrangements shall have been made to take the following actions effective as of the Effective Time: (i) repay the Company's outstanding indebtedness to Imperial Bank and release the security interest of Imperial Bank in assets of the Company, and (ii) release the security interest of Wells Fargo Equipment Finance, Inc. in assets of the Company, which actions, in the case of (ii), shall not require the payment by the Company of an amount in excess of $50,000.

     (l) Exercises of Dissenters Rights. If appraisal rights apply under
  Section 262 of the DGCL to any outstanding shares of Company Common Stock, holders of no more than 10% of the shares of Company Common Stock outstanding at the Closing Date shall have delivered to the Company and not withdrawn written demands for appraisal of the shares held by them pursuant to Section 262(d)(1) of the DGCL.

   6.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein which are subject to materiality or Parent Material Adverse Effect qualifications shall be true and correct in all respects both when made and at and as of the Effective Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and the representations and warranties of Parent and Merger Sub set forth herein which are not subject to materiality or Parent Material Adverse Effect qualifications shall be true and correct in all material respects both when made and at and as of the Effective Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

     (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date.

     (c) Delivery of Closing Documents. At or prior to the Effective Time, the Parent shall have delivered to the Company a certificate of a Senior Vice President and the Chief Financial Officer of Parent, dated as of the Effective Date, stating that the conditions precedent set forth in Sections 6.3(a), (b) and (e) hereof have been satisfied.

     (d) Tax Opinion. If the Election is not made, the Company shall have received the opinion of Bell, Boyd & Lloyd LLC, counsel to the Company, in form and substance satisfactory to the Company and Parent, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided that, if Bell, Boyd & Lloyd LLC does not render such opinion, this condition shall nonetheless be deemed satisfied if Dorsey & Whitney LLP renders such opinion to the Company (it being agreed that Parent and the Company shall each provide reasonable cooperation, including making reasonable representations, to Bell, Boyd & Lloyd LLC or Dorsey & Whitney LLP, as the case may be, to enable them to render such opinion).

     (e) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been a Parent Material Adverse Effect nor shall there have been any change, event or condition that, with the passage of time, would reasonably be expected to result in a Parent Material Adverse Effect.

                                  ARTICLE VII

                                  TERMINATION

   7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the Company's stockholders:

     (a) by mutual written consent of the Company and Parent (on behalf of Parent and Merger Sub);

     (b) by either the Company or Parent (on behalf of Parent and Merger
  Sub):

       (i) if the Merger shall not have been completed by March 31, 2001; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

       (ii) if stockholder approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure to obtain stockholder approval;

       (iii) if any restraint having any of the effects set forth in Section 6.1(b) or Section 6.2(d) hereof shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in such restraint to continue in effect; or

       (iv) if the Company enters into a merger, acquisition or other agreement (including an agreement in principle) or understanding to effect a Superior Proposal or the Company Board or a committee thereof resolves to do so; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(iv) unless (a) the Company has delivered to Parent and Merger Sub a written notice of the Company's intent to enter into such an agreement to effect such Acquisition Proposal, which notice shall include, without limitation, the material terms and conditions of the Acquisition Proposal and the identity of the Person making the Acquisition Proposal, (b) four business days have elapsed following delivery to Parent and Merger Sub of such written notice by the Company and (c) during such four-business-day period, the Company has fully cooperated with Parent and Merger Sub to allow Parent and Merger Sub within such four-business-day period to propose amendments to the terms of this Agreement to be at least as favorable as the Superior Proposal; provided, further, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(iv) unless, at the end of such four-business-day-period, the Company Board continues reasonably to believe that the Acquisition Proposal constitutes a Superior Proposal;

     (c) by the Company, if Parent or Merger Sub shall have breached in any respect any of its representations and warranties contained in Article IV hereof which are subject to materiality or Parent Material Adverse Effect qualifications, or Parent or Merger Sub shall have breached in any material respect any of its representations and warranties contained in Article IV hereof which are not subject to materiality or Parent Material Adverse Effect qualifications, or Parent or Merger Sub shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, in each case, which breach or failure to perform has not been cured by Parent or Merger Sub within thirty days following receipt of notice thereof from the Company; or

     (d) by Parent (on behalf of Parent and Merger Sub):

       (i) if the Company shall have breached in any respect any of its representations and warranties contained in Article III hereof which are subject to materiality or Company Material Adverse Effect qualifications, or the Company shall have breached in any material respect any of its representations and warranties contained in Article III hereof which are not subject to materiality or Company Material Adverse Effect qualifications, or the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, in each case (other than a breach of Section 5.6(b) or (c) hereof, as to which no cure period shall apply), which breach or failure to perform has not been cured by the Company within thirty days following receipt of notice thereof from Parent; or

       (ii) if (a) the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or this Agreement, or approved or recommended an Acquisition Proposal (including a Superior Proposal), or
    (b) the Company Board or any committee thereof shall have resolved to take any of the foregoing actions

   7.2. Effect of Termination. The termination of this Agreement pursuant to the terms of Section 7.1 hereof shall become effective upon delivery to the other party of written notice thereof. In the event of the termination of this Agreement pursuant to the foregoing provisions of this Article VII, there shall be no obligation or liability on the part of any party hereto (except as provided in Section 7.3 hereof) or its stockholders or directors or officers in respect thereof, except (i) for agreements which survive the termination of this Agreement and (ii) for liability that Parent or Merger Sub or the Company might have to the other party or parties arising from a breach of this Agreement due to termination of this Agreement in accordance with Sections 7.1(c) or 7.1(d) or due to the fraudulent or willful misconduct of such party.

   7.3. Fees and Expenses.

   (a) Except as provided in this Section 7.3, whether or not the Merger is consummated or this Agreement terminated, the Company, on the one hand, and Parent and Merger Sub, on the other, shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

   (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (x) by the Company or Parent pursuant to Section 7.1(b)(ii) or (y) by Parent pursuant to Section 7.1(b)(iv), 7.1(d)(i) or 7.1(d)(ii) hereof, then, in each case, the Company shall (without prejudice to any other rights Parent may have against the Company for breach of this Agreement), reimburse Parent upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or any Affiliate of Parent in connection with this Agreement, the Merger and transactions contemplated herein, including all fees and expenses of counsel, investment banking firm, accountants and consultants.

   (c) Notwithstanding any other provision in this Agreement to the contrary, if (x) this Agreement is terminated by the Company or Parent at a time when Parent is entitled to terminate this Agreement pursuant to Section 7.1(b)(ii) (except if, immediately prior to the Company Stockholder Meeting, an event or condition exists that would result in a Parent Material Adverse Effect) or 7.1(d)(i) (other than due to a breach of Section 5.6(b) or (c) hereof) and, concurrently with or within twelve months after such a termination, the Company shall enter into an agreement, arrangement or binding understanding with respect to an Acquisition Proposal (which shall include, for this purpose, the commencement by a third party of a tender offer or exchange offer or similar transaction directly with the Company's stockholders) with a third party (collectively, a "Third Party Deal") or (y) this Agreement is terminated pursuant to Section 7.1(b)(iv), Section 7.1(d)(i) (if such termination results from a breach of Section 5.6(b) or (c) hereof) or 7.1(d)(ii) (except, in the case of 7.1(d)(ii) only, if the Company Board's withdrawal or modification of its approval or recommendation of this Agreement or the Merger occurs after the occurrence of a Parent Material Adverse Effect), then, in each case, the Company shall (in addition to any obligation under Section 7.3(b) hereof and as liquidated damages and not as a penalty or forfeiture) pay to Parent U.S. $2,000,000 (the "Termination Fee") in cash, such payment to be made promptly, but in no event later than the second business day following, in the case of clause (x), the later to occur of such termination and the entry into of such Third Party Deal, or, in the case of clause (y), such termination.

   (d) If this Agreement is terminated by the Company pursuant to Section 7.1(c) hereof, Parent shall (without prejudice to any other rights the Company may have against Parent for breach of this Agreement), reimburse the Company upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of the Company or any Affiliate of the Company in connection with this Agreement, the Merger and the transactions contemplated herein, including all fees and expenses of counsel, investment banking firm, accountants and consultants.

   (e) The parties acknowledge that the agreements contained in Sections 7.3(b), (c) and (d) hereof are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub on the one hand, and the Company on the other, would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to Sections 7.3(b) and/or (c) hereof, or if Parent fails promptly to pay the amounts due pursuant to Section 7.3(d) hereof, (i) the party failing to so pay shall pay interest on such amounts at the prime rate announced by U.S. Bank National Association, Minneapolis office, in effect on the date the Termination Fee (or fees and expenses) were required to be paid, and (ii) if, in order to obtain such payment, a party commences a suit or takes other action which results in a judgment or other binding determination against the nonpaying party for the fees and expenses in Sections 7.3(b) or 7.3(d) hereof or the Termination Fee, the nonpaying party shall also pay to the party entitled to receive payment its costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest payable under the preceding clause (i).

   7.4. Non-solicitation. If this Agreement is terminated pursuant to this
Article VII, Parent hereby agrees that for a period of one year from the date of such termination, neither Parent nor any of its affiliates will directly solicit the employment of any of the employees of the Company or its Subsidiaries who are named in Section 7.4 of the Company Disclosure Letter or any of the employees who are named in Section 6.2(g) of this Agreement without obtaining the prior written consent of the Company.

                                  ARTICLE VIII

                                 MISCELLANEOUS

   8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

   8.2. Waiver. At any time prior to the Effective Date, either Parent of Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements of the other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing duly authorized by and signed on behalf of such party.

   8.3. Notices.

   (a) Any notice or communication to any party hereto shall be duly given if in writing and delivered in person or mailed by first class mail and airmail, if overseas (registered or return receipt requested), facsimile (with receipt electronically acknowledged) or overnight air courier guaranteeing next day delivery, to such other party's address.

   If to Parent:

       UnitedHealth Group Incorporated
       9900 Bren Road East
       Minnetonka, Minnesota 55343
       Attention: General Counsel
       Facsimile No.: (952) 936-0044

   with a copy to:

       James D. Alt
       Dorsey & Whitney LLP
       220 South Sixth Street
       Minneapolis, Minnesota 55402
       Facsimile No.: (612) 340-8738

   If to the Company:

       Lifemark Corporation
       7600 North 16th Street
       Suite 150
       Phoenix, Arizona 85020
       Attention: President
       Facsimile No.: (602) 944-7325

   with a copy to:

       J. Craig Walker
       Bell, Boyd & Lloyd LLC
       Three First National Plaza
       70 West Madison Street
       Chicago, Illinois 60602
       Facsimile No.: (312) 372-2098

   (b) All notices and communications will be deemed to have been duly given at the time delivered by hand, if personally delivered; three business days after being deposited in the mail, if mailed; when sent, if sent by facsimile; and one business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

   8.4. Counterparts. This Agreement may be executed via facsimile in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   8.5. Interpretation. The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof. As used in this Agreement, "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity; all amounts shall be deemed to be stated in U.S. dollars, unless specifically referenced otherwise.

   8.6. Amendment. This Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

   8.7. No Third Party Beneficiaries. Except for the provisions of Section 5.10 hereof (which is intended to be for the benefit of the persons referred to therein, and may be enforced by such persons) nothing in this Agreement shall confer any rights upon any person or entity which is not a party or permitted assignee of a party to this Agreement.

   8.8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

   8.9. Entire Agreement. This Agreement (together with the Exhibits and the Company Disclosure Letter, the Parent Disclosure Letter, and the other documents delivered pursuant hereto or contemplated hereby) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, in each case other than the Confidentiality Agreement.

   8.10. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

                                   * * * * *

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers all as of the day and year first above written.


                                          UNITEDHEALTH GROUP INCORPORATED

                                             /s/ David J. Lubben
                                          By: _________________________________
                                          Name: David J. Lubben
                                          Title: General Counsel

                                          LEO ACQUISITION CORP.

                                             /s/ David J. Lubben
                                          By: _________________________________
                                          Name: David J. Lubben
                                          Title: Secretary

                                          LIFEMARK CORPORATION

                                             /s/ Rhonda E. Brede
                                          By: _________________________________
                                          Name: Rhonda E. Brede
                                          Title: President and Chief Executive
                                          Officer

                               Amendment No. 2 To

            Agreement and Plan of Merger Dated October 10, 2000

                               By and Among

                     UnitedHealth Group Incorporated,

                          Leo Acquisition Corp.,

                         And Lifemark Corporation

   WHEREAS, UnitedHealth Group Incorporated, a Minnesota corporation ("Parent"), Leo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Lifemark Corporation, a Delaware corporation (the "Company"), previously entered into that Agreement and Plan of Merger Dated October 10, 2000, and Amendment No. 1 thereto dated October 25, 2000 (such agreement, as so amended, the "Merger Agreement"); and

   WHEREAS, Parent, Merger Sub and the Company wish to amend Sections 2.3 and 5.12(g) of the Merger Agreement.

   NOW, THEREFORE, Parent, Merger Sub and the Company hereby agree as follows:

   1. Amendment to Section 2.3. Section 2.3 of the Merger Agreement is hereby amended to add the following paragraph at the end thereof:

     "(i) In lieu of delivering physical certificates representing shares of Parent Common Stock pursuant to Sections 2.3(c) or 2.3(g) of this Agreement or any other applicable provision of this Agreement, Parent may, at its option, deliver uncertificated shares of Parent Common Stock in accordance with the provisions of Section 302A.417, Subd. 7 of the Minnesota Business Corporation Act and the direct registration system maintained by the registrar and transfer agent for Parent Common Stock."

   2. Amendment to Section 5.12(g). Section 5.12(g) of the Merger Agreement is hereby amended to read in its entirety as follows:

     "(g) Section 5.12(g) of the Company Disclosure Letter sets forth the number of hours of personal time accrued by employees of the Company and its Subsidiaries as of the date hereof and the amount required to be paid with respect thereto pursuant to the following sentence. As of the Closing Date, employees of the Company and its Subsidiaries shall be paid for all accrued but unused hours of personal time. In lieu of being paid for personal time, employees may choose to carry-over to Parent up to 40 hours of available personal time for employees with less than five years of service, or up to 80 hours for employees with five or more years of service. All personal time carried over to Parent will be considered sick leave and will be treated consistent with Parent's policy regarding sick leave time."

   3. Ratification of Merger Agreement. Parent, Merger Sub and the Company hereby confirm and ratify the Merger Agreement as amended by this Amendment No. 2.

   IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment No. 2 to be duly executed on November 22, 2000.

UNITEDHEALTH GROUP INCORPORATED           LEO ACQUISITION CORP.

  /s/ David J. Lubben                        /s/ David J. Lubben

By: ____________________________          By: ____________________________
Name: David J. Lubben                     Name: David J. Lubben
Title: General Counsel                    Title: Secretary

LIFEMARK CORPORATION

  /s/ Michael J. Kennedy

By: ____________________________
Name: Michael J. Kennedy
Title: Vice President and Chief
Financial Officer

                                                                         ANNEX B

                                VOTING AGREEMENT

   VOTING AGREEMENT, dated as of October 10, 2000 (the "Agreement"), by and among UnitedHealth Group Incorporated, a Minnesota corporation ("Buyer"), each record and beneficial stockholder of Lifemark Corporation, a Delaware corporation (the "Company"), whose signature is set forth on the signature pages to this Agreement (each a "Stockholder," and collectively the "Stockholders"), and, as to Section 3(b) below, the Company. Capitalized terms which are used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

                                  WITNESSETH:

   WHEREAS, simultaneously with the execution and delivery of this Agreement, Buyer and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for a wholly owned subsidiary of Buyer to be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware and the terms of the Merger Agreement, as a result of which the Company will be the surviving corporation and will be a wholly owned subsidiary of Buyer;

   WHEREAS, the Stockholders own in the aggregate approximately 39.1% of the Company Common Stock issued and outstanding; and

   WHEREAS, the Stockholders desire that the Company and Buyer consummate the Merger contemplated by the Merger Agreement and are willing to enter into this Agreement to induce Buyer to enter into the Merger Agreement.

   NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

   1. Agreement to Vote; Waiver.

   (a) At such time as the Company convenes a meeting of, solicits written consents from or otherwise seeks a vote of, the Company's stockholders for the purpose of considering and approving the Merger and the other transactions contemplated by the Merger Agreement, each of the Stockholders hereby irrevocably and unconditionally agrees to vote all shares of Company Common Stock owned by such Stockholder (whether held directly or beneficially) (the "Shares") in favor of the Merger and the other transactions contemplated by the Merger Agreement and all other actions necessary or desirable for the consummation of the Merger.

   (b) Each Stockholder hereby agrees that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal (as defined in Section 4(c)),
(ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, other than as contemplated by the Merger Agreement, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.

   (c) Each Stockholder hereby revokes any and all previous proxies granted with respect to all shares of Company Common Stock held of record or beneficially owned by such Stockholder. By entering into this Agreement, each Stockholder hereby grants a proxy appointing Parent and each of its designees as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by (a) and (b) above as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to all such shares. The proxy granted by each Stockholder pursuant to this Section 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by each Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.

   (d) Each of the undersigned William G. Brown, Malcolm M. Brown, and Richard
C. Jelinek hereby waives any and all rights which he may have to require the Warrants held by him individually or as trustee, the shares of Company Common Stock issuable upon exercise of such Warrants, the Notes held by him individually or as trustee, or the shares of Company Common Stock issuable upon conversion of such Notes, to be registered under the Securities Act of 1933, as amended, or under any state securities laws; provided that this waiver shall only be effective upon, and shall be subject to, consummation of the merger contemplated by the Merger Agreement.

   2. Limitation. Each Stockholder shall retain at all times the right to vote such Stockholder's shares of Company Common Stock in that Stockholder's sole discretion on all matters, other than those set forth in Section 1, that are at any time or from time to time presented for consideration by the Company's stockholders generally.

   3. Street Name Shares, Etc.

   (a) With respect to any Shares listed on the signature page of this Agreement as being held in "street name" by a broker-dealer for a Stockholder, each Stockholder hereby irrevocably agrees to instruct and direct such broker-dealer to vote such Shares in accordance with such Stockholder's agreements set forth in Section 1. With respect to any such Shares, each Stockholder further irrevocably agrees to complete and submit any proxy voting cards received by such Stockholder from such broker-dealer in accordance with such Stockholder's agreements set forth in Section 1.

   (b) With respect to any Shares listed on the signature page of this Agreement as being pledged to the Company, the Company acknowledges that it does not presently have any voting rights with respect to such Shares and agrees that it will not take any action to prevent the applicable Stockholders from voting such Shares in accordance with such Stockholders' agreements set forth in Section 1.

   (c) With respect to any Shares listed on the signature page of this Agreement as being beneficially owned by a Stockholder through an individual retirement account, trust, partnership, or other legal entity, such Stockholder agrees to take and to cause to be taken all actions which are necessary or appropriate in order to cause such Shares to be voted in accordance with such Stockholder's agreements set forth in Section 1.

   4. No Solicitation.

   (a) Immediately upon execution of this Agreement, the Stockholders shall (and shall use best efforts to cause the Company and its officers, directors, employees, investment bankers, attorneys and other agents or representatives
to) cease all discussions, negotiations, responses to inquiries and other communications with all third parties who, prior to the date hereof, may have expressed or otherwise indicated any interest in pursuing an Acquisition Proposal with the Company.

   (b) Prior to termination of this Agreement pursuant to Section 8 hereof, each Stockholder hereby covenants and agrees that he or she will not, and each Stockholder shall use best efforts to cause the Company and its officers, directors, employees, investment bankers, attorneys and other agents or representatives not to, directly or indirectly, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (ii) engage or participate in negotiations or discussions with, or furnish any information or data to, or take any other action to, facilitate any inquiries or making any proposal by, any third party relating to an Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal or approve an Acquisition Proposal; provided, that if a Stockholder is a director of the Company, such Stockholder may, as such a director (but not as a stockholder), engage in the activities specified in (ii) and (iii), but only if and to the extent that the Company Board may do so pursuant to Section

5.6(b) of the Merger Agreement, and only subject to the conditions and limitations set forth in said Section 5.6(b). In the event that any Stockholder shall receive any Acquisition Proposal, he or she shall promptly (and in no event later than 24 hours after receipt thereof) furnish to Buyer the identity of the Potential Acquiror, the terms of such Acquisition Proposal, copies of all information requested by the Potential Acquiror, and shall further promptly inform Buyer in writing as to the fact such information is to be provided after compliance with the terms of the preceding sentence. Without limiting the foregoing, each of the Stockholders understands and agrees that any violation of the restrictions set forth in this Section 4 by any Stockholder who is a director or officer of the Company, whether or not such Stockholder is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of Section 5.6(b) of the Merger Agreement sufficient to enable Buyer to terminate the Merger Agreement pursuant to Section 7.1(d)(i) thereof. Nothing set forth in this Section 4 shall be deemed to limit or qualify in any way the Stockholders' agreements and obligations set forth in Section 1.

   (c) For the purposes of this Agreement, "Acquisition Proposal" shall mean any proposal, whether in writing or otherwise, made by any person other than Parent and its Subsidiaries to acquire "beneficial ownership" (as defined under Rule 13(d) of the Exchange Act) of 15% or more of the assets of, or 15% or more of the outstanding capital stock of any of the Company or its Subsidiaries pursuant to a merger, consolidation, exchange of shares or other business combination, sale of shares of capital stock, sales of assets, tender offer or exchange offer or similar transaction involving the Company or its Subsidiaries.

   5. Representations and Warranties of the Stockholders. The Stockholders severally, but not jointly, hereby represent and warrant to Buyer that:

   (a) Each Stockholder has the requisite legal capacity and authority to execute and deliver this Agreement, to perform the obligations of the Stockholder under this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder enforceable in accordance with its terms, except to the extent that enforceability thereof may be limited by bankruptcy and other similar laws and general principles of equity;

   (b) Each Stockholder's execution, delivery and performance of this Agreement will not result in the creation of any Lien upon any of the shares of Company Common Stock held by such Stockholder under any of the terms, conditions or provisions of any contract to which such Stockholder is a party;

   (c) No filing or registration with or notification to and no permit, authorization, consent or approval of, any Governmental Entity is required to be obtained, made or given by any Stockholder in connection with the execution, delivery and performance by any Stockholder of this Agreement; and

   (d) The signature page of this Agreement correctly sets forth the number of shares of Company Common Stock held of record and/or beneficially owned by each Stockholder as of the date of this Agreement. With respect to shares of Company Common Stock beneficially owned by each Stockholder and held by a broker in street name, the signature page of this Agreement correctly sets forth the name of such broker and the number of shares of Company Common Stock held by such broker. With respect to shares of Company Common Stock beneficially owned by each Stockholder through an individual retirement account, trust, partnership, or other legal entity, the signature page of this Agreement correctly sets forth the identity of such entity and the number of shares of Company Common Stock so held. Each Stockholder has good title to all of the shares of Company Common Stock set forth below his or her name on the signature page hereto free and clear of all liens, security interests and encumbrances or any restrictions on transfer, except for such Shares as are listed on such signature page as being pledged to the Company to secure the payment of the purchase price of such Shares.

   (e) Each Stockholder, in his or her capacity as record owner, beneficial owner, partner or trustee, either acting alone or together with another Stockholder, has the sole power (or shares such power only with such other Stockholder) to direct the voting and disposition of the Shares and to prevent the amendment of any custodial, trust, partnership or other operative agreement under which the Shares are held.

   6. Capacity. The parties hereby agree that the Stockholders are executing this Agreement solely in their capacity as Stockholders of the Company. Nothing contained in this Agreement shall limit or otherwise affect the conduct or exercise of the Stockholders' fiduciary duties as officers or directors of the Company.

   7. Covenants.

   (a) Each Stockholder will, and will cause any broker-dealer, individual retirement account trustee or custodian, trustee, trust, partnership, or other legal entity through which such Stockholder holds Shares to, execute and deliver such documents and take such action reasonably requested by Buyer to effectuate the purposes of this Agreement and to consummate the transactions contemplated by the Merger Agreement.

   (b) Each Stockholder, either acting alone or together with another Stockholder, has the power to, and will, and will cause any broker-dealer, individual retirement account trustee or custodian, trustee, trust, partnership, or other legal entity through which such Stockholder holds Shares to, during the term hereof, prevent (i) the amendment of any custodial, trust, partnership or other operative agreement under which the Shares are held and
(ii) except as a result of a pledge of the Shares to the Company in connection with the exercise of options to purchase shares of the Company's common stock, the existence of any lien, security interest, or other encumbrance on the Shares resulting from outstanding indebtedness or any other outstanding obligation secured by the Shares.

   8. Termination. This Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. In the event this Agreement is terminated, this Agreement shall immediately become void, there shall be no liability under this Agreement on the part of Buyer, its officers or directors or the Stockholders, and all rights and obligations of the parties to this Agreement shall cease.

   9. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specified in the Merger Agreement.

   10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without the necessity of proving damages or posting any bond, and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

   11. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or if sent by telex or facsimile (with receipt electronically confirmed) to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

   (a) if to a Stockholder: To the address set forth on the signature page(s) hereto

   (b) if to Buyer:

       UnitedHealth Group Incorporated
       9900 Bren Road East
       Minnetonka, Minnesota 55343
       Attention: General Counsel
       Facsimile No.: (952) 936-0044
       with a copy to:

       Dorsey & Whitney LLP
       220 South Sixth Street
       Minneapolis, MN 55402
       Attention: James D. Alt
       Facsimile No.: (612) 340-8738

   12. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person other than the Stockholders or Buyer, or their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

   13. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement and the other documents referred to therein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, both written or oral, between the parties with respect to the subject matter hereof. This Agreement may not be changed, amended or modified orally, but only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

   14. Assignment. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party hereto.

   15. Interpretation. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

   16. Counterparts. This Agreement may be executed via facsimile in two or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

   17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

   18. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

                                     * * * * *

   IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the day and year first written above.

                                          UNITEDHEALTH GROUP INCORPORATED

                                              /s/ David J. Lubben
                                          By:__________________________________
                                              David J. Lubben
                                          Name:________________________________
                                              General Counsel
                                          Title:_______________________________

                                          LIFEMARK CORPORATION (as to Section
                                           3(b))

                                              /s/ Rhonda E. Brede
                                          By:__________________________________
                                              Rhonda E. Brede
                                          Name:________________________________
                                              President and Chief Executive
                                            Officer
                                          Title:_______________________________

                                          STOCKHOLDERS

                                          /s/ Rhonda E. Brede
                                          _____________________________________
                                          Name: Rhonda E. Brede

                                          Address: 19870 N. 68th Drive,
                                          Glendale, AZ  85308

                                          Number of Shares Held Directly:
                                          123,089 (of  which 90,000 are
                                          pledged to the Company)

                                          Number of Shares Held in Street
                                          Name: 1,121  (Stephens Inc.)

                                          /s/ Michael J. Kennedy
                                          _____________________________________
                                          Name: Michael J. Kennedy

                                          Address: 5226 E. Anderson Drive,
                                          Scottsdale, AZ  85254

                                          Number of Shares Held Directly:
                                          79,497 (of which  60,000 are pledged
                                          to the Company)

                                          Number of Shares Held in Individual
                                          Retirement  Account: 8,500 (Stephens
                                          Inc., custodian)

                                          /s/ Richard M. Jelinek
                                          _____________________________________
                                          Name: Richard M. Jelinek

                                          Address: 8120 N. Dreamy Dr.,
                                          Phoenix, AZ 85020

                                          Number of Shares Held Directly:
                                          60,000 (of which  60,000 are pledged
                                          to the Company)

                                          Number of Shares Held in Street
                                          Name: 7,325  (Stephens Inc.)

                                          /s/ Dave Decker
                                          _____________________________________
                                          Name: Dave Decker

                                          Address: 10833 E. Raintree Dr.,
                                          Scottsdale, AZ  85259

                                          Number of Shares Held Directly:
                                          26,877 (of which  25,000 are pledged
                                          to the Company)

                                          Number of Shares Held in Street
                                          Name: 3,500  (Charles Schwab)

                                          /s/ Henry H. Kaldenbaugh
                                          _____________________________________
                                          Name: Henry H. Kaldenbaugh

                                          Individually and in his capacity as
                                          General Partner of the Hemarco
                                          Investments Limited Partnership

                                          Address: 214 South Main Street,
                                          Cottonwood, AZ  86326

                                          Number of Shares Held Directly:
                                          5,000

                                          Number of Shares Held in Street
                                          Name: 8,000  (Ameritrade)

                                          Number of Shares Held Through
                                          Hemarco  Investments Limited
                                          Partnership: 497,453

                                          /s/ Martha E. Kaldenbaugh
                                          _____________________________________
                                          Name: Martha E. Kaldenbaugh

                                          As General Partner of the Hemarco
                                          Investments Limited Partnership

                                          Address: 214 South Main Street,
                                          Cottonwood, AZ  86326

                                          Number of Shares Held Through
                                          Hemarco  Investments Limited
                                          Partnership: 497,453

                                          /s/ John G. Lingenfelter
                                          _____________________________________
                                          Name: John G. Lingenfelter

                                          Individually and in his capacity as
                                          Trustee under the Lingenfelter
                                          Family Trust U/T/A dated January 31,
                                          1992, and as General Partner of the
                                          Lingenfelter Investments Limited
                                          Partnership

                                          Address: 1080 Riata Valley Rd.,
                                          Kingman, AZ  86401

                                          Number of Shares Held Directly:
                                          5,000

                                          Number of Shares Held in Individual
                                          Retirement  Account: 7,781

                                          Number of Shares Held Through
                                          Lingenfelter  Family Trust: 400,878

                                          Number of Shares Held Through
                                          Lingenfelter  Investments Limited
                                          Partnership: 11,000

                                          /s/ Diana R. Lingenfelter
                                          _____________________________________
                                          Name: Diana R. Lingenfelter

                                          In her capacity as Trustee under the
                                          Lingenfelter Family Trust U/T/A
                                          dated January 31, 1992, and as
                                          General Partner of the Lingenfelter
                                          Investments Limited Partnership

                                          Address: 1080 Riata Valley Rd.,
                                          Kingman, AZ  86401

                                          Number of Shares Held Through
                                          Lingenfelter  Family Trust: 400,878

                                          Number of Shares Held Through
                                          Lingenfelter  Investments Limited
                                          Partnership: 11,000

                                          /s/ Richard C. Jelinek
                                          _____________________________________
                                          Name: Richard C. Jelinek

                                          Individually and in his capacity as
                                          Trustee under the William Gardner
                                          Brown GST Trust U/T/A dated 12/1/91

                                          Address: 0312 Ridge Road, Aspen, CO
                                          81611

                                          Number of Shares Held Directly:
                                          612,500

                                          Number of Shares Held in Street
                                          Name: 3,315  (Stephens Inc.); 1,200
                                          (E Trade); 3,000 (William  Blair)

                                          Number of Shares Held Under Trust
                                          Agreement  Dated December 1, 1991:
                                          70,000

                                          /s/ William G. Brown
                                          _____________________________________
                                          Name: William G. Brown

                                          Individually and in his capacity as
                                          Trustee under the William Gardner
                                          Brown Grantor Revocable Trust U/T/A
                                          9/15/91

                                          Address: 207 South Beach Rd., Hobe
                                          Sound, FL  33455

                                          Number of Shares Held Directly:
                                          5,000

                                          Number of Shares Held Under Trust
                                          Agreement  Dated September 15, 1991:
                                          38,670

                                          Number of Shares Held Under Trust
                                          Agreement  Dated December 1, 1991:
                                          70,000

                                          /s/ Malcolm M. Brown
                                          _____________________________________
                                          Name: Malcolm M. Brown

                                          As Trustee under the William Gardner
                                          Brown GST Trust U/T/A dated 12/1/91

                                          Address: 1110 Arbor Road, Winston-
                                          Salem, NC  27104

                                          Number of Shares Held Under Trust
                                          Agreement  Dated December 1, 1991:
                                          70,000

                                          /s/ Risa J. Lavizzo-Mourey
                                          _____________________________________
                                          Name: Risa J. Lavizzo-Mourey

                                          Address: 711 Papermill Road,
                                          Erdenheim, PA 19038

                                          Number of Shares Held Directly:
                                          5,000

                                          Number of Shares Held in Individual
                                          Retirement  Account: 4,200 (Fidelity
                                          Investments, custodian)

                                          Number of Shares Held in Street
                                          Name: 28,880  (Fidelity Investments)

                                                                         ANNEX C

                           [Stephens Inc. Letterhead]

                                October 10, 2000

Members of the Board of Directors of
Lifemark Corporation
7600 North 16th Street, Suite 150
Phoenix, AZ 85020

Members of the Board:

   We have acted as your financial advisor in connection with the proposed merger (the "Transaction") pursuant to which Lifemark Corporation (the "Company") will become a subsidiary of UnitedHealth Group, Inc.
("UnitedHealth") pursuant to the terms and conditions set forth in the Agreement and Plan of Merger.

   You have requested our opinion as to the fairness to the shareholders of the Company from a financial point of view of the consideration to be received by such shareholders for each outstanding share of the Company's common stock, par value $0.01 per share (the "Company Shares") pursuant to the Agreement and Plan of Merger.

   In connection with rendering our opinion we have:

  (i) analyzed certain publicly available financial statements and reports regarding the Company and UnitedHealth;

  (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

  (iii)  analyzed, on a pro forma basis, the effect of the transaction;

  (iv) reviewed the reported prices and trading activity for the Company Shares and the outstanding shares of UnitedHealth's common stock, par value $0.01 per share (the "UnitedHealth Shares");

  (v) compared the financial performance of the Company and UnitedHealth and the prices and trading activity of the Company Shares and UnitedHealth Shares with that of certain other comparable publicly-traded companies and their securities;

  (vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  (vii)  reviewed the Agreement and Plan of Merger and related documents;

  (viii) discussed with management of the Company the operations of and future business prospects for the Company and the anticipated financial consequences of the Transaction to the Company;

  (ix) assisted in your deliberations regarding the material terms of the Transaction and your negotiations with UnitedHealth;

  (x) performed such other analyses and provided such other services as we have deemed appropriate.

   We have relied on the accuracy and completeness of the information and financial data provided to us by the Company, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

October 10, 2000
Page 2

   As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and issue periodic research reports regarding its business activities and prospects. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or UnitedHealth. Stephens is acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant position of which is contingent upon the consummation of the Transaction.

   Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the shareholders of the Company for the Company Shares in the Transaction is fair to them from a financial point of view.

   This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company's shareholders provided that we approve of such disclosures prior to publication.

Very truly yours,

/s/ STEPHENS INC.

STEPHENS INC.

                                                                         ANNEX D

                        DELAWARE GENERAL CORPORATION LAW

   SECTION 262 APPRAISAL RIGHTS--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

       (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

      (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

       (2) If the merger or consolidation was approved pursuant to (S) 228 or (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX E

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K

                                |X| ANNUAL REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED MAY 31, 2000

                         COMMISSION FILE NUMBER 0-19393

                              LIFEMARK CORPORATION
             (Exact name of registrant as specified in its charter)

       DELAWARE                                         36-3338328
       (State or other jurisdiction of                  (I.R.S. Employer
       incorporation or organization)                   Identification No.)

       7600 NORTH 16TH STREET
       SUITE 150
       PHOENIX, ARIZONA                                     85020
       (Address of principal executive offices)             (Zip Code)

         Registrant's telephone number, including area code 602-331-5100 Securities registered pursuant to Section 12(b) of the Act: NONE

           Securities registered pursuant to Section 12(g) of the Act:
                     COMMON STOCK, PAR VALUE $.01 PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes  X   No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _________

Based on the closing sale price of $6.63 on the Nasdaq National Market, as of August 2, 2000 the aggregate market value of the registrant's common stock held by nonaffiliates was approximately $15,620,393.

As of August 2, 2000 the number of shares outstanding of the registrant's common stock, $.01 par value, was 5,131,444 shares.

Documents Incorporated by Reference. Portions of the Company's Proxy Statement for its Annual Meeting of Stockholders (the "2000 Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

                                TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----

Part I    Item 1.  Business............................................................................        1

          Item 2.  Properties..........................................................................        9

          Item 3.  Legal Proceedings...................................................................        9

          Item 4.  Submission of Matters to a Vote of Security Holders.................................       10

Part II   Item 5.  Market for the Registrant's Common Equity and Related Stockholder Matters...........       10

          Item 6.  Selected Financial Data.............................................................       11

          Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations      11

          Item 7a. Quantitative and Qualitative Disclosures About Market Risk..........................       15

          Item 8.  Financial Statements and Supplementary Data.........................................       15

          Item 9.  Changes In and Disagreements with Accountants on Accounting and Financial Disclosure       15

Part III  Item 10. Directors and Executive Officers....................................................       15

          Item 11. Executive Compensation..............................................................       15

          Item 12. Security Ownership of Certain Beneficial Owners and Management......................       16

          Item 13. Certain Relationships and Related Transactions......................................       16

Part IV   Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K....................       16

                                     PART I
ITEM 1.       BUSINESS

GENERAL

         Lifemark Corporation ("Lifemark" or the "Company") (Nasdaq: LMRK) is a national, diversified health care management organization serving vulnerable, frail, elderly and chronically ill individuals. Within its health plan operations, Lifemark manages the care of more than 200,000 individuals nationally, who consume in excess of $400 million in annual health care expenses. Additionally, over 2,500,000 individuals have access to the Company's eldercare consultation and referral center, and over 380,000 people are served through its diversified services division.

         The Company's customers include commercial health maintenance organizations ("HMOs"); county, state, and federal agencies; associations of health care providers; large employer groups; area agencies on aging; long term care insurance plans; and individuals. Lifemark seeks to achieve substantial cost savings through implementing innovative, proactive care management strategies customized for each program's unique characteristics.

HISTORY

         Lifemark Corporation, as it presently exists, is the result of a spin-off and subsequent merger transactions, which occurred on March 1, 1996. Prior to March 1, 1996, the Company was named Medicus Systems Corporation (the "Predecessor Corporation"). On March 1, 1996, all of the assets of the Predecessor Corporation, other than those related to its managed care business, were transferred to a wholly-owned subsidiary of the Predecessor Corporation, and all of the shares of that company were distributed on a share-for-share basis to stockholders of the Predecessor Corporation. The Company, consisting of the managed care business of the Predecessor Corporation, then effected a one-for-three reverse stock split and immediately acquired through merger transactions three Arizona corporations engaged in the managed care business, Ventana Health Systems, Arizona Health Concepts, and Managed Care Solutions. Following those mergers, the Company's name was changed to Managed Care Solutions, Inc. On July 12, 1999, the Company changed its name from Managed Care Solutions, Inc. to Lifemark Corporation.

         Significant events from fiscal year 1995 through fiscal year 2000 follow. For specific information about each of Lifemark's business segments, please see the Description of Products and Services section below.

December 1995. Lifemark was awarded a contract to manage all aspects, including start-up activities, of Community Choice Michigan ("CCM"), a Michigan based HMO. CCM is a non-profit entity owned by a consortium of 17 Michigan community health centers. CCM HMO enrollment operations began in August 1996.

November 1996. Lifemark formed Community Health USA ("CHUSA"), a wholly-owned subsidiary, to provide non-medical, home-based services. Subsequently, in July 1999, CHUSA's name was changed to Lifemark at Home, Inc.

June 1997. The Company began its management services of Lovelace Community Health Plan ("LCHP"), which is part of Lovelace Health Systems, Inc., in Albuquerque, New Mexico, a subsidiary of CIGNA Corporation.

January 1998. Under Lifemark's full management, HMO Blue STAR+PLUS began operations in Harris County, Texas. Lifemark entered into an administrative services contract with Rio Grande HMO, Inc. ("RGHMO") (d.b.a. HMO Blue, Southeast Texas) of BlueCross and BlueShield of Texas ("BCBSTX"), a division of Health Care Service Corporation ("HCSC"), an independent licensee of the BlueCross and BlueShield Association, and initiated start-up services for this Plan in March 1997. STAR+PLUS is the State of Texas' managed long term care demonstration project designed to provide integrated acute and long term health care services to eligible individuals.

March 1999. The Company acquired AdviNet, Inc., an eldercare information, consultation and referral business which owns a national databank of long term care and aftercare providers now known as the AdviNet Extended Care Network. In February 2000, this wholly-owned subsidiary of Lifemark was renamed Lifemark Care Connection, Inc.

April 1999. The Company was awarded a one-year contract with the County of San Diego, Health and Human Services Agency, Aging and Independent Services for consulting services for the County's Long Term Care Integration Planning Grant. This contract includes providing technical assistance, facilitating consensus building among key stakeholders participating in the workgroups, planning committee and advisory group, and assisting in the design of the plan for acute and long term care integration in San Diego, California.

July 1999. On July 27, 1999, Rhonda Brede was named President and Chief Operating Officer of the Company and was appointed to serve as a member of the Board of Directors. On November 1, 1999, Ms. Brede was named President and Chief Executive Officer.

August 1999. Lifemark renegotiated its administrative service agreement with AlohaCare, which had been in place since 1994. This one-year agreement called for assisting AlohaCare with transitioning its administrative services to a self administered basis by August 1, 2000. During the transition period, the Company assisted AlohaCare with preparation of financial reports and financial management, and provided information systems and technology. At AlohaCare's request, the transition contract has been extended through November 2000, with a significantly reduced scope effective August 1, 2000.

November 1999. Lifemark's wholly-owned subsidiary, Ventana Health Systems, Inc. ("Ventana"), was awarded a contract from the Arizona Health Care Cost Containment System Administration's ("AHCCCSA") Arizona Long Term Care System ("ALTCS") to provide services to members residing in Coconino and Yuma Counties in Arizona, starting December 1, 1999. The expansion increased Ventana's membership by approximately 30 percent.

December 1999. Lifemark purchased the assets of MJB Capital Corporation, d.b.a ValleyWide Attendant Care ("VWAC"), an Arizona based provider of in-home personal care services. VWAC was founded in 1993 to provide non-medical attendant care, personal care and homemaking services to clients in need of long term care services who reside in the east metropolitan area of Phoenix, Arizona. Lifemark combined the operations of VWAC with its own non-medical home care provider subsidiary, Lifemark at Home, Inc.

December 1999. Lifemark entered a risk-sharing agreement with HCSC. This new agreement replaced the administrative services agreement for managing the care of approximately 21,000 STAR+PLUS members for RGHMO in Houston, Texas. Lifemark also replaced its outstanding $3,000,000 convertible debt held by HCSC with a bank term loan.

January 2000. Lifemark Care Connection, Inc. was awarded a two-year contract with the State of New Mexico's Human Services Department to develop, implement and manage a statewide, centralized intake, screening and referral service for State residents needing long term care services. The contract, which includes two optional one-year renewal periods, began in June 2000.

April 2000. The Company created Lifemark Care Management, Inc. This wholly-owned subsidiary performs research, development, marketing and technical support for the Company's health management technology tools, including its proprietary care management software product called CareOne.

April 2000. The Company was awarded a one-year contract extension with the County of San Diego, Health and Human Services Agency, Aging and Independent Services for consulting services for the County's Long Term Care Integration Planning Grant.

May 2000. Lifemark's subsidiary, Lifemark at Home, Inc., was awarded a contract with the Arizona Area Agency on Aging, Region One to provide non-medical in-home services to residents of Maricopa County, which includes the Phoenix metropolitan area. Services under this contract started on July 1, 2000.

June 2000. Lifemark at Home, Inc., was awarded a contract with the Pinal-Gila Council for Senior Citizens, Area Agency on Aging, Region Five in Arizona to provide non-medical in-home services to residents of Pinal and Gila Counties in Arizona. Services under this contract started on July 1, 2000.

June 2000. Ventana was awarded a contract from AHCCCSA to provide services to members throughout Maricopa County, Arizona (Phoenix). Ventana is one of three awardees under this $300 million program. Services under this contract will start on October 1, 2000.

June 2000. Lifemark Care Connection, Inc. signed a multi-year agreement with CaregiverZone, a provider of integrated online/offline eldercare information, products and services. The agreement to provide offline eldercare consultation and referral services to CaregiverZone clients began in July 2000.

July 2000. Lifemark signed a contract extension agreement with Community Choice Michigan to provide management services through 2005. Lifemark has provided administrative services to this 63,000 member HMO since 1996.

DESCRIPTION OF PRODUCTS AND SERVICES

         Lifemark's business includes managing risk through its health plan operations segment, developing health management technology-based tools through its software and technology segment, and owning and/or managing services through its diversified services segment.

HEALTH PLAN OPERATIONS

Full or Shared Risk

Arizona

         Ventana Health Systems, Inc. Ventana, a wholly-owned subsidiary of the Company, is a long term care health plan in Arizona. As the Company's flagship health plan since its inception in 1989, Ventana has been the largest private contractor providing long term care services under a contract with AHCCCSA. Currently Ventana serves nine Arizona counties; however, this service area will expand to add Maricopa County, including the metropolitan Phoenix area, beginning October 1, 2000. The Company was named one of three providers in Maricopa County for a new $300 million ALTCS program. In all of its service areas, Ventana uses comprehensive care management to support members living in the least restrictive, safest environment by incorporating this philosophy, Ventana increased its home and community based services' ratio from seven percent of all of its members in 1989 to 46 percent in 1999. Ventana currently serves approximately 2,000 elderly and physically disabled members.

         Arizona Health Concepts, Inc. Arizona Health Concepts ("AHC"), a wholly-owned subsidiary of Lifemark, is a health plan currently operating in two Arizona counties. AHC has been a contracted health plan with AHCCCS since 1992. Enrollees served by AHC include persons qualifying for the following programs:
Temporary Assistance for Needy Families ("TANF," formerly Aid to Families with Dependent Children); Aged, Blind and Disabled; and the Medically Indigent/Medically Needy, which is comprised of an indigent population not eligible for federal Medicaid matching funds. AHC has approximately 10,000 members.

         In the summer of 2000, Ventana and AHC began operations under the product name Lifemark Health Plans to underscore their role as part of Lifemark's family of services.

 Texas

         HMO Blue STAR+PLUS. Lifemark has provided full health plan start-up and management services for RGHMO in Houston, Texas. Lifemark began providing services in March 1997 and began member enrollment in January 1998. Current membership is approximately 21,000 persons. RGHMO is the largest of three contractors for the State's managed long term care demonstration project in Harris County. The STAR+PLUS Program provides comprehensive managed health care services to nursing home eligible individuals and Aged, Blind and Disabled Medicaid beneficiaries, including those needing long term care services. In December 1999, the Company's role expanded into a 50/50 risk sharing partnership with HCSC through Lifemark of Texas, Inc., a wholly-owned subsidiary of the Company.

Management Services

Michigan

         Community Choice Michigan. Since 1996, Lifemark has provided health plan management services for CCM, a not-for-profit 501(c)(3) HMO. CCM was formed by 19 Michigan-based Community and Migrant Federally Qualified Community Health Centers ("FQHC") and serves the traditional Medicaid and the Aged, Blind and Disabled populations in 42 counties throughout Michigan. This health plan provides health care coverage to approximately 63,000 members. As part of its management services, Lifemark developed and supports a comprehensive network of approximately 3,500 physicians and specialists and over 50 hospitals.

New Mexico

         Lovelace Community Health Plan. Since 1997, Lifemark has provided management services for LCHP. LCHP serves nearly 48,000 members, all of whom are recipients of the State of New Mexico's innovative managed care Medicaid program called SALUD! LCHP was one of three organizations awarded a contract for participation in SALUD! LCHP, under Lifemark's management, received the State of New Mexico's highest rating of all program contractors in the 1999 and 2000 SALUD! audits.

Hawaii

         AlohaCare. From 1994 to 1999, Lifemark was the full-service administrative contractor for AlohaCare, a not for profit 501(c)(4) health plan. AlohaCare was formed through the efforts of Hawaii-based FQHC and other local provider organizations. The plan serves approximately 53,000 members. In 1999, Lifemark entered into a one-year transition agreement to continue to provide certain services to AlohaCare, while assisting AlohaCare to transition to self administration. The transition contract expires in November 2000.


SOFTWARE AND TECHNOLOGY SERVICES

         The Company has supported the development and enhancement of CareOne, a proprietary state-of-the-art disease and care management software program that has been used internally at Lifemark since 1994. In April 2000, the Company formed a wholly-owned subsidiary, Lifemark Care Management, Inc. and transferred the assets of CareOne into this subsidiary. In keeping with its focus of researching and developing health management technology tools, Lifemark Care Management's initial project involves creating an expanded version of CareOne for both internal and external customer use. Through initial market studies, Lifemark Care Management identified commercial insurers, state and county agencies, HMOs and risk-bearing providers as potential external users.

DIVERSIFIED SERVICES

National

         Lifemark Care Connection. Lifemark Care Connection, a wholly-owned subsidiary of the Company, is a nationwide eldercare and long term care client intake, assessment, consultation, referral, and telephonic case management service. Its clients are insurance companies, employee assistance programs, long term care insurance companies, fraternal organizations, state agencies, affinity and discount card programs, internet companies and private pay clients. Lifemark Care Connection also operates the AdviNet(R) Extended Care Network, a national network and databank of LTC and other post-acute providers and supportive resources. Over 2.5 million individuals nationwide have access to Lifemark Care Connection services.

         In January 2000, Lifemark Care Connection was awarded a contract with the State of New Mexico, Human Services Division to develop and manage the New Mexico Intake and Screening System. Through this program, which began start-up services in June 2000, Lifemark Care Connection will provide telephonic eligibility screening, assessment, and referral information for New Mexico residents requiring long term care services.

         Lifemark Care Connection also entered into an agreement to provide a suite of offline eldercare consultation and referral services designed to assist clients of CaregiverZone. CaregiverZone is a provider of integrated internet-based and offline eldercare information, products and services. Clients of CaregiverZone include family caregivers, eldercare professionals and seniors. Services under this multi-year agreement started in July 2000.

Arizona

         Lifemark at Home. Lifemark at Home, a wholly-owned subsidiary of the Company, offers services to health plans, area agencies on aging, and private pay clients needing non-medical in-home assistance and care. Since 1996, this subsidiary has offered personal care, homemaking/housekeeping and respite services to persons recovering from an illness or operation, living with a chronic condition, or facing the limitations imposed by aging. Lifemark at Home caregivers provide services to approximately 1,200 clients throughout Arizona. Approximately 40 percent of these services are delivered to members of Lifemark Health Plans (Ventana and AHC). The percentage of services to non-Lifemark entities has increased from zero to 60 percent since 1998. In June 2000, Lifemark at Home was awarded contracts with Arizona's Area Agencies on Aging, Region One (including the greater Phoenix area), and with the Pinal-Gila Council for Senior Citizens Services/Area Agency on Aging, Region Five. Services under both of these contracts began on July 1, 2000 and together are expected to add over 300 clients to Lifemark at Home.

California

         County Medical Services Program. Since 1983, Lifemark has managed the San Diego County Medical Services Program ("CMS") which provides necessary health care services to medically indigent adult residents. Included in the CMS program are: the Ryan White Comprehensive AIDS Resources Emergency Act Supplemental Program, a federally funded and County administered program offering preventive and primary care clinic services to HIV+ patients; the California Healthcare for Indigents Program ("CHIP") AB-75 Hospital Formula Fund, a program which distributes payment to hospitals for uncompensated emergency and acute care services; and the Physician Emergency Services Program, which distributes payment to physicians for uncompensated emergency services.

         California Healthcare for Indigents Program. Since 1991, Lifemark has served as a fiscal intermediary for CHIP through a contract with the City and County of San Francisco. CHIP offers medical services to persons who cannot afford to pay for their own healthcare and who are not recipients of any state or federally funded program.

         Access for Infants and Mothers Program. Since 1992, the Company has performed marketing and outreach services for the Access for Infants and Mothers Program ("AIM") through a contract with internal agencies of San Diego and Imperial Counties. The AIM program provides prenatal and infant care for uninsured moderate-income women.

         California Work Opportunities and Responsibility to Kids and Personal Assistance Employment Service. In 1999, Lifemark became the fiscal intermediary for the California Work Opportunities and Responsibility to Kids program, through a contract with San Francisco County. This program assists low-income families after their TANF benefits are exhausted. Additionally in 1999, the Company began fiscal intermediary services for the vision and dental services' components of the Personal Assistance Employment Service ("PAES"), also through a contract with San Francisco County. PAES is designed to reduce barriers to employment and increase the job readiness skills of single, low-income persons.

         County of San Diego, Long Term Care Integration Project. In 1999, Lifemark was awarded a contract to provide consulting services, including long term care planning services, technical and design assistance, and group facilitation, for San Diego's Long Term Care Integration Project Planning Grant. This contract was extended in April 2000 for one year. This project's focus is to develop a system of care that integrates acute and long term care services for frail, elderly and disabled residents.

         Perinatal Care Network. Since 1990, Lifemark has operated a telephone referral and care coordination service for low-income pregnant women participating in the Perinatal Care Network ("PCN"), a program of the County of San Diego's Health and Human Services Agency. Specifically, the Company has managed this program's referral service; data management, reporting and analysis; and provider recruitment and provider relations functions. As a result of a County directive realigning PCN with an existing County-managed telephone service, the Company's contract for this program ended on June 30, 2000.

Indiana

         Hoosier Healthwise. Since 1994, the Company has been under a contract with the State of Indiana to provide a variety of administrative services for Hoosier Healthwise, the statewide managed care Medicaid program serving pregnant women, children and low-income families. This contract, which continues through December 2001, includes the services of enrollment broker services, provider network development for Primary Care Case Management ("PCCM"), member outreach, education and enrollment, statewide helpline development and operation, database development and management, and quality improvement activities for both PCCM and Risk Based Managed Care delivery systems.

SIGNIFICANT CUSTOMERS; PERCENTAGE OF REVENUES

         In fiscal year 2000, revenues from the health plan operations accounted for approximately 90 percent of total revenues. The Lifemark Health Plans' contract with AHCCCSA represented 40 percent, and the Lifemark of Texas contract with HCSC represented 33 percent of total revenues, respectively.

RECURRING REVENUE

         Lifemark's recurring revenue (defined as revenue generated pursuant to a multi-year contract or pursuant to an ongoing contract whose nature contemplates continued renewals) for the three fiscal years ended May 31, 2000, 1999, and 1998 was $145,023,000, $79,582,000, and $65,548,000, respectively, or
97 percent, 93 percent, and 99 percent of total revenues, respectively.

INDUSTRY BACKGROUND

         Twelve million people in the United States need some form of long term care services. Addressing the medical and social needs of this population has grown to be an estimated $150 billion business annually. The government, through Medicaid and Medicare, pays 56 percent of these long term care costs, with out of pocket expenditures (including private long term care insurance) accounting for 40 percent of these same costs. The Veterans' Administration, philanthropic organizations and other commercial insurance organizations absorb the remaining costs associated with long term care. The Company views long term care as a subset of a larger chronic care segment, with similar skills in care coordination and health care management being necessary to address the unique needs of this population. The annual cost of addressing the needs of persons who are chronically ill is approximately $650 billion. Considering the aging baby boomers, the prevalence of persons with chronic illness is expected to rise to over 95 million people and cost $807 billion by 2005.

         Historically, addressing long term care and chronic care needs of adults and children has been based on a fee-for-service model. This model has been regarded by some as both failing to spend health care dollars efficiently and failing to meet the needs of the target populations. To address these shortcomings, many insurance companies, states, counties, and other governing bodies have begun evaluating alternatives, including turning to cost- and quality-conscious managed care or coordinated care delivery models for these special populations. Lifemark has implemented integrated care coordination strategies to address the needs of its members and to more efficiently spend limited health funds.

COMPETITION

         The movement of nearly every state Medicaid program in the country away from traditional fee-for-service insurance programs to managed care has threatened the traditional third party administrator, fiscal intermediary and state/government contractor companies who stand to lose significant business to managed care companies. This philosophical and corresponding structural shift will force current and new contractors to adapt themselves to the managed care environment by expanding into business segments that Lifemark historically has served.

         Changes in health care also are likely to accelerate the creation of provider-based delivery systems consisting of providers who traditionally have served the Medicaid population through fee-for-service programs. As the movement to managed care continues in the provider community, a large number of physician practices and groups have turned to management organizations to assist with their business functions. These management organizations will likely enter the Medicaid managed care niche. All of the entities discussed by business segment below will compete to varying degrees with the services offered by Lifemark.

         HMOs and Insurance Companies. HMOs and insurance companies, which now have a significant presence in the states sought by Lifemark, are expected to be strong competitors. These entities currently may be processing claims for a State Medicaid agency, or for Medicare as a third-party administrator. In some cases they may already be participating in regionalized Medicaid or Medicare managed care programs. These organizations may include major publicly traded managed care organizations which may have the requisite capital, underwriting expertise, and provider networks to develop and implement a Medicaid/Medicare health plan.

         Provider Service Organizations. Physician organizations often collaborate with a strong hospital partner to form managed care entities. Both hospitals and physicians wish to increase their prospective patient base and to protect their existing market positions. Physician organizations are attractive partners for hospitals due to their strength in the provider network area, influence on contractual issues, and ongoing relationships and experience with the member and with managed care entities.

         Health Care Management Companies. A variety of management and third party administrator companies have emerged and are expected to continue to emerge to administer Medicaid and Medicare health plans established by provider organizations. Although Lifemark is currently one of only a few companies to have succeeded in multiple states in which all of the state's acute care and long term care Medicaid recipients are placed in managed care plans, several other companies have had success in states where some managed care experimentation and development has occurred.

         Care Management Companies. There are a significant number of companies whose market niche is the intense focus on certain high volume and/or high cost diseases, and on developing expertise in the management of these populations. The number of organizations with the ability to accurately identify these individuals, design and deliver appropriate care management interventions, and provide improved outcomes has grown significantly in the marketplace.

         Specialty Service Companies. There are a growing number of long term care niche companies and companies that specialize in the provision of specialty services to vulnerable populations. These companies provide one or more of the following: national or regional home health care services, including care management services; eldercare and/or specialty information and referral services, including those using the Internet as an educational/informational tool, personal care/attendant care services; enrollment broker services; and long term care insurance. Potential competitors for these services include EDS, Maximus, and Birch & Davis, a wholly-owned subsidiary of Affiliated Computer Services, Inc. (ACS).

         Health Care Software and Technology Companies. Computerization of health management tasks is a relatively new and growing industry. Although there are companies that develop software with care management as a component, many of these companies may not emphasize the long term care continuum. Lifemark believes that companies with experience in developing health management software programs or case management tools will compete vigorously for clients needing specialized care management software.

         Lifemark believes that the principal factors affecting competition in all of its lines of business are customer service, customer focus, performance track record, employee expertise, competitive pricing, and corporate reputation. Strength in these areas is gained over time by seasoned companies which have refined their services to meet the needs of their clients and have been sensitive to the changing needs of a dynamic market. Lifemark has eleven years of dedicated service to persons who need long term care or who are chronically ill and has had consistently steady growth in its total enrollment statistics. Through its ownership and/or management of health plans and diversified services, and its software and technology initiatives, the Company believes it is advancing towards its goal of being a leader in the long term care service industry.

EMPLOYEES

         On May 31, 2000, the Company employed 607 full-time employees and 333 part-time employees. Of the part-time employees, 331 provided direct services for Lifemark's subsidiary, Lifemark at Home, Inc. None of the Company's employees is represented by a union.

EXECUTIVE OFFICERS OF THE REGISTRANT

         Information concerning the executive officers of the Company is set forth below:


          NAME                   AGE     POSITION(S) HELD
          ----                   ---     ----------------
          Rhonda E. Brede         43     President, Chief Executive Officer and Director

          David G. Decker         39     Chief Information Officer

          Richard M. Jelinek      34     Executive Vice President

          Michael J. Kennedy      44     Vice President, Chief Financial Officer,
                                         Treasurer and Assistant Secretary

         Rhonda E. Brede, age 43, has been president, chief executive officer and director of the Company since November 1999. She had been president and chief operating officer since July 1999. She also has been the chief executive officer of Ventana and AHC since 1998. Ms. Brede was a senior vice president of the Company from 1996 through 1999. She was the executive director for Ventana from 1993 through 1996. From 1989 through 1993, she held several positions with Ventana.

         David G. Decker, age 39, has been chief information officer since May 1997. He was previously employed by Samaritan Health System in Phoenix, Arizona, where he was the director of application development from 1993 to 1997, the manager of patient accounting systems from 1991 to 1993, and a programmer/analyst from 1990 to 1991.

         Richard M. Jelinek, age 34, has been executive vice president since September 1999. From 1997 to 1999 he served as the Company's senior vice president. From 1996 to 1997 he was regional vice president, from 1995 to 1996 vice president of managed care and division head, and from 1994 to 1995 program director for the Company's Indiana project. From 1992 to 1994 he was the administrator for new product development at the Henry Ford Health System and Health Alliance Plan in Detroit, Michigan.

         Michael J. Kennedy, age 44, has been chief financial officer since April 1996. He was vice president and treasurer of In Home Health, Inc. from 1993 to 1996, vice president and controller of In Home Health, Inc. from 1991 to 1993, and controller from 1989 to 1991. From 1978 to 1989, he was with Deloitte and Touche as a certified public accountant.

ITEM 2.       PROPERTIES

         The Company's executive offices are located in Phoenix, Arizona, in approximately 54,000 square feet of leased space. The Company leases 20 other offices in various locations in Arizona, Arkansas, California, Indiana, Michigan, New Mexico and Texas. The Company's leased properties are suitable and adequate for its current needs and additional space is expected to be available as needed at prevailing rates.

ITEM 3.       LEGAL PROCEEDINGS

         The Company has been notified by RGHMO that it will pursue a claim against the Company arising out of the following circumstances. Prior to December 1999, the Company had a non-risk sharing administrative services agreement with RGHMO, a wholly-owned subsidiary of HCSC. Under the agreement, the Company administered RGHMO's STAR+PLUS operations in Texas and was responsible, among other things, for developing and maintaining RGHMO's provider network and for administering the claims adjudication and payment functions. On July 5, 1997, RGHMO entered into an agreement for medical services with Universal Healthplan, Inc. ("Universal"), a Texas health maintenance organization. The agreement provided for Universal to provide hospitalization services to RGHMO members through Universal's contract with Tenet Health Care Ltd. ("Tenet"), a hospital chain. Tenet asserts that RGHMO owes it approximately $6,500,000 for claims allegedly improperly denied or paid at incorrect rates. On July 1, 1999, Tenet filed a demand for arbitration against RGHMO to recover such amounts.

         On March 23, 2000, RGHMO filed a demand for arbitration against the Company in the same arbitration alleging that because the Company is responsible for claim adjudication, the Company should be responsible for any amount determined by the arbitrators to be due to Tenet. The Company moved to be severed from the arbitration and the arbitration panel granted the motion. The arbitration continues to be litigated and no decision has yet been rendered. RGHMO has notified the Company that if there is an adverse result in the arbitration, it will commence an arbitration action to recover from the Company the amount of the judgement rendered in favor of Tenet. The Company believes its adjudication of the Tenet claims on RGHMO's behalf was appropriate and Tenet was paid what it was owed. Accordingly, if an arbitration is commenced by RGHMO, the Company intends to vigorously assert its position in this manner.

         The Company is a party to various claims and legal proceedings which management believes are in the normal course of business and will not involve any material loss.

ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2000.

                                     PART II

ITEM 5.       MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
              MATTERS

         The Company's common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is traded on the Nasdaq National Market under the symbol "LMRK". As of, July 25, 2000, there were 376 record holders of the common stock.

         The high and low closing sale prices for the common stock as reported by the Nasdaq National Market during fiscal years 2000 and 1999 are set forth below.

                                            High          Low
                                            ----          ---
                  Fiscal Year 1999

                    First Quarter         $   8.00     $   3.38
                    Second Quarter            5.88         3.88
                    Third Quarter             6.00         4.00
                    Fourth Quarter            5.00         3.38

                  Fiscal Year 2000

                    First Quarter         $   5.00     $   2.75
                    Second Quarter            3.50         2.12
                    Third Quarter             3.75         2.94
                    Fourth Quarter            5.88         3.25

         These prices do not include retail markups, markdowns, or commissions and may not represent actual transactions. The Company did not pay any dividends in fiscal years 2000 or 1999. The Company intends to reinvest any earnings in continued expansion and does not expect to pay cash dividends in the foreseeable future.

ITEM 6.       SELECTED FINANCIAL DATA

         (Dollars and Shares in Thousands, except per share amounts)

STATEMENT OF INCOME DATA

                                                                               Year Ended May 31,
                                                  ------------------------------------------------------------------------
                                                    2000            1999            1998            1997             1996
                                                  --------        --------        --------        --------         --------

Revenues                                          $149,604        $ 85,392        $ 65,994        $ 63,790         $ 23,192
Operating income (loss)                              2,791           2,066             818          (1,582)          (2,799)
Income (loss) from continuing operations             2,433           1,953             832            (911)          (2,214)
Income (loss) from continuing operations
   per share - basic                                  0.50            0.41            0.19           (0.21)           (0.82)
Income (loss) from continuing operations
   per share - assuming dilution                      0.47            0.36            0.18           (0.21)           (0.82)
Cash dividends per share                              --              --              --              --               0.14
Weighted average common shares outstanding           4,829           4,737           4,476           4,365            2,702
Weighted average common and common
   equivalent shares outstanding                     5,356           5,867           5,639           4,365            2,702

BALANCE SHEET DATA

                                                                                 May 31,
                                                 ------------------------------------------------------------------------
                                                   2000            1999            1998            1997            1996
                                                 --------        --------        --------        --------        --------

Working capital (deficit)                        $  3,381        $  7,163        $  4,972        $  2,811        $ (2,350)
Total assets                                       58,903          34,820          31,723          28,017          27,816
Long-term debt, excluding current portion           3,241           3,651           3,961           3,710             516
Stockholders' equity                               18,533          15,903          13,503          11,470          12,194

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following table indicates the percentage relationship of income and expense items to revenue as set forth in the Company's consolidated statements of operations and the percentage changes from year to year.



                                               Percent of Revenues                   Percent Change
                                               -------------------                   --------------
                                          2000        1999        1998        1999 to 2000    1998 to 1999
                                         ------      ------      ------       ------------    ------------

Revenues                                  100.0%      100.0%      100.0%          75.2%            29.4%
                                          -----       -----       -----
Direct cost of operations                  84.6        75.2        79.6           97.0             22.4
Marketing, sales and administrative        13.5        22.4        19.2            6.2             50.6
                                          -----       -----       -----
   Total costs and expenses                98.1        97.6        98.8           76.2             27.8
                                          -----       -----       -----
Operating income                            1.9         2.4         1.2           35.1            152.6

         Consolidated revenues increased 75 percent and 29 percent to $149,604,000 and $85,392,000 for fiscal years 2000 and 1999, respectively.
Direct cost of operations increased 97 percent and 22 percent to $126,542,000 and $64,239,000 in fiscal years 2000 and 1999, respectively. The direct cost of operations as a percentage of revenue was 85 percent, 75 percent and 80 percent in fiscal years 2000, 1999 and 1998, respectively. The increase in both revenues and direct costs of operations in fiscal year 2000 was primarily due to the financial risk-sharing agreement signed with RGHMO and growth in enrollment in all health plans. The increase in both revenues and direct costs in fiscal year 1999 was attributable to growth in enrollment in certain plans covered by management contracts, coupled with growth in membership of Ventana and AHC.

         Health Plan Operations-Risk Contracts. Health plan operations-risk contracts, which consists of the operations of Ventana, AHC and Lifemark of Texas, generated combined revenues of $113,986,000, $46,041,000 and $39,772,000 for fiscal years 2000, 1999 and 1998, respectively. The increase in fiscal year 2000 is primarily a result of entering into a financial risk-sharing relationship with RGHMO, which accounted for $53,423,000. Also contributing to the increase, was the growth in VHS membership mainly due to expansion of services into Yuma and Coconino counties, which accounts for approximately $8,000,000 of the revenue increase. The increase in fiscal year 1999 was primarily due to the increase in membership in Ventana and AHC, along with an increase in the capitation rate received from the State of Arizona.

         Direct costs of operations related to health plan operations-risk contracts were $107,040,000, $42,295,000, and $35,619,000 for fiscal years 2000,
1999 and 1998, respectively. The increase in fiscal year 2000 was a result of the financial risk-sharing agreement with RGHMO, which accounted for $50,661,000, and growth in enrollment in both Ventana and AHC. The aggregated membership of Ventana and AHC increased by 22 percent and 13 percent, for fiscal years 2000 and 1999, respectively. The direct costs of health plan operations-risk contracts as a percentage of related revenue for fiscal years 2000, 1999 and 1998 was 94 percent, 92 percent, and 90 percent, respectively. The increase in this percentage was due to the start up costs of Lifemark of Texas.

         Health Plan Operations-Management Contracts. Health plan operations-management contracts, which consists of the operations of Lovelace, Community Choice Michigan and AlohaCare, generated revenues of $21,113,000, $26,911,000 and $16,751,000 for fiscal years 2000, 1999 and 1998, respectively.
The decrease in revenues from 1999 to 2000 was primarily due to the new transitional administrative service agreement with AlohaCare, as well as the modification of the contract with RGHMO under which those revenues became part of health plan operations-risk contracts. The increase in revenues from 1998 to 1999 was due to increased enrollment in RGHMO, Community Choice Michigan and Lovelace.

         Direct cost of operations related to health plan operations-management contracts was $9,808,000, $13,640,000 and $11,093,000 for fiscal years 2000,
1999 and 1998, respectively. The decrease in fiscal year 2000 was largely due to the reduced costs of the new transitional administrative service agreement with AlohaCare and entering into a financial risk sharing relationship with RGHMO, under which those direct costs became part of health plan operations-risk contracts. The increase in 1999 was due to the completion of a full year under the RGHMO management contract. The direct costs of health plan operations-management contracts as a percentage of revenue for fiscal years 2000, 1999 and 1998 was 46 percent, 51 percent, and 66 percent, respectively.

         Diversified Services. Diversified services, which consist of the operations of Lifemark at Home, Lifemark Care Connection (formerly AdviNet), the California programs, and Indiana PCCM, generated revenues of $14,505,000, $12,440,000 and $9,471,000 for fiscal years 2000, 1999 and 1998, respectively.
The growth in fiscal year 2000 is due to continued expansion of Lifemark at Home through the purchase of Valleywide Attendant Care and the acquisition of Lifemark Care Connection in March 1999. The increase in fiscal year 1999 was due to the expansion of Lifemark at Home and growth in revenues from the Indiana program.

         Direct costs of operations related to diversified services was $9,694,000, $8,304,000 and $5,788,000 for fiscal year 2000, 1999 and 1998, respectively. The increase in all fiscal years was due to growth in the diversified programs as well as the acquisition of Lifemark Care Connection. The direct costs of diversified services as a percentage of revenue for fiscal year 2000, 1999 and 1998 were 67 percent, 67 percent, and 61 percent, respectively.

         Interest Income. Interest income for fiscal years 2000, 1999 and 1998 was $1,868,000, $957,000 and $856,000, respectively. The increase from 1999 to 2000 is a result of increased levels of cash and investments and the recognition of interest income associated with the RGHMO risk-sharing agreement. The increase from 1998 to 1999 primarily relates to increased levels of cash and investments held by the Company.

         Interest Expense. Interest expense of $418,000, $365,000 and $377,000 during fiscal years 2000, 1999 and 1998, respectively, is primarily attributable to outstanding debt maintained by the Company which consists of notes outstanding initially with HCSC and refinanced with a bank, and the Brown GST Trust for principal amounts of $3,000,000 and $300,000, respectively.

         Income Taxes. The income tax expense was $1,808,000, $705,000, and $465,000 for fiscal years 2000, 1999, and 1998, respectively. The effective tax rate for fiscal year 2000 was 43 percent. The increase over the statutory rate is primarily the result of non-deductible goodwill expense. The effective tax rate for 1999 and 1998 was 27 percent and 36 percent, respectively, and for both years reflected a reduction in the deferred tax asset valuation allowance partially offset by amortization of non-deductible expenses, including $365,000 of goodwill expense. See Note 10 to Consolidated Financial Statements for additional information.

         Net Income. Net income was $2,433,000, $1,953,000 and $832,000 in fiscal years 2000, 1999 and 1998, respectively. The increase in net income in fiscal year 2000 is primarily due to increased profitability from the AlohaCare contract and a reduction in administrative costs as a percentage of related revenue offset by losses attributable to the financial risk-sharing agreement with RGHMO. The increase in net income for fiscal year 1999 is primarily due to completion of a full year of the contract with RGHMO and significant increases in membership in the Community Choice Michigan and Lovelace contracts.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash and cash equivalents increased $5,413,000 to $19,205,000, and $1,028,000 to $13,792,000 at May 31, 2000 and 1999,
respectively. Restricted cash increased $1,922,000 to $11,635,000 at May 31, 2000 and $706,000 to $9,713,000 at May 31, 1999. Operating activities generated $12,902,000, $1,360,000 and $6,560,000 during fiscal years 2000, 1999 and 1998, respectively. The change from fiscal year 1999 to fiscal year 2000 is a result of earnings of $2,433,000, an increase in accrued medical claims primarily related to Lifemark of Texas operations of $19,119,000, and an increase in accrued expenses of $1,860,000 due primarily to a refundable deposit of $650,000 obtained from AlohaCare pursuant to the terms of the administrative services agreement. The growth in cash was partially offset by an increase in accounts receivable of $13,390,000 related in part to the financial risk-sharing agreement with RGHMO and a payment of $710,000 in accrued interest associated with the $3,000,000 convertible debt with HCSC. The significant reasons for the change from fiscal year 1998 to fiscal year 1999 were income from operations and increases in accrued medical claims and accrued compensation offset by decreases in risk pool payables and accrued expenses and the increase in accounts receivable. The change during fiscal year 1998 was due to income from operations, decreases in risk pool receivables and prepaid expenses including approximately $1,500,000 of prepaid income taxes and an increase in accrued compensation of $679,000.

         Investing activities used $6,854,000, $687,000, and $2,002,000 in fiscal years 2000, 1999 and 1998, respectively. The primary use of funds during fiscal year 2000 was the purchase of property and equipment of $2,709,000 and the increase in assets securing performance bonds of $5,537,000. The purchases of property and equipment was mostly a result of capitalized costs related to the implementation of new claims processing software. The increase in performance bonds was due to the expansion of Ventana into Yuma and Coconino counties and the purchase of a certificate of deposit pursuant to the terms of the financial risk-sharing agreement with RGHMO. The primary sources of funds were the receipt of payments on notes receivable of $568,000, primarily from related parties, proceeds received from the maturity of short-term investments and proceeds from the sale of property and equipment. The primary uses of funds during 1999 were purchases of property and equipment of $1,577,000 and an increase in assets securing performance bonds of $409,000, offset by the maturity of short-term investments of $1,009,000. The principal use of funds during fiscal year 1998 was the purchase of fixed assets of $2,509,000.

         Financing activities used $635,000 during fiscal year 2000 and generated $355,000 and $994,000 during fiscal years 1999 and 1998, respectively. The principal use of funds in fiscal year 2000 was the Company's repayment of its $3,000,000 convertible loan to HCSC and additional payments on other outstanding debt of approximately $1,000,000. The issuance of common stock provided $215,000 during fiscal year 2000. The principal source of funds in fiscal year 1999 was the issuance of common stock through the stock option and employee stock purchase plans, along with borrowings under an interim funding agreement with Wells Fargo Bank, for the purchase and implementation of software necessary to improve operational efficiencies. The primary source of funds in fiscal year 1998 was the sale of 200,000 shares of common stock at $5.00 per share to Beverly Enterprises, Inc. On December 22, 1999, the Company signed an agreement with Imperial Bank to refinance the existing debt with HCSC. The loan has an original term of four years and bears interest at a rate of prime plus
0.375 percent per annum. The loan is secured by certain assets of Lifemark Corporation. The agreement includes several financial covenants with which the Company was in compliance as of May 31, 2000.

         Ventana and AHC are subject to state regulations, which require compliance with certain net worth, reserve and deposit requirements. To the extent Ventana and AHC must comply with these regulations, they may not have the financial flexibility to transfer funds to Lifemark. Additionally, Lifemark has pledged a certificate of deposit to secure its obligations under the contract to share financial risk with RGHMO in the STAR+PLUS program in Harris County, Texas. Lifemark's proportionate share of net assets (after inter-company eliminations) which, at May 31, 2000 and 1999, may not be transferred to Lifemark by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party is referred to as "Restricted Net Assets". Total Restricted Net Assets of these operating subsidiaries were $8,632,000 and $10,378,000 at May 31, 2000 and 1999, respectively, with deposit and reserve requirements (performance bonds) representing $6,823,000 and $4,203,000, respectively, of the Restricted Net Assets and net worth requirements, in excess of deposit and reserve requirements, representing the remaining $1,809,000 and $6,175,000, respectively. In 1994, Ventana provided funds to the Company under two separate loans. The remaining principal outstanding under these loans was repaid during fiscal year 2000. All such loan agreements were pre-approved as required by AHCCCSA.

         The Company believes that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned operations, including capital expenditures, in fiscal year 2001.

YEAR 2000 ISSUES

         There were no significant disruptions to Company operations as a result of year 2000 issues.

IMPACT OF INFLATION

         To date, the rate of inflation has not had a material impact on the Company's results of operations.

FORWARD-LOOKING INFORMATION

         This report contains both historical and forward-looking information. Forward-looking statements include, but are not limited to, discussion of the Company's strategic goals, new contracts, possible expansion of existing plans, expected increase in certain expenses, and cash flow. These statements speak of the Company's plans, goals or expectations and refer to estimates. The forward-looking statements may be significantly impacted by risks and uncertainties, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). There can be no assurance that anticipated future results will be achieved because actual results may differ materially from those projected in the forward-looking statements. Readers are cautioned that a number of factors, which are described herein, could adversely affect the Company's ability to obtain these results. These include the effects of either federal or state health care reform or other legislation; changes in reimbursement system trends; the ability of care providers (including physician practice management groups) to comply with current contract terms; and renewal of the Company's contracts with various state and other governmental entities. Such factors also include the effects of other general business conditions, including but not limited to, government regulation, competition and general economic conditions. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Reform Act. The Company cannot always predict what factors could cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes", "belief", "expects", "plans", "objectives", "anticipates", "intends", or the like, to be uncertain and forward-looking.

ITEM 7A.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is subject to the risk of fluctuating interest rates in the ordinary course of business on certain assets and liabilities including cash and cash equivalents, short-term investments and long-term debt. The Company's variable rate debt relates to the bank note as well as borrowings under their software financing arrangement, which are primarily vulnerable to movements in the prime rate. The Company does not expect changes in interest rates to have a significant effect on the Company's operations, cash flow or financial position.

ITEM 8.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The information required by this item is attached as referenced under item 14(a).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                                    PART III

ITEM 10.      DIRECTORS AND EXECUTIVE OFFICERS

         Information required under this item with respect to directors is contained in the sections entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2000 Proxy Statement, which are incorporated herein by reference.

         Information concerning executive officers is set forth in the section entitled "Executive Officers of the Registrant" in Part I of this Form 10-K pursuant to Instruction 3 to paragraph (b) of Item 401 of Regulation S-K.

ITEM 11.      EXECUTIVE COMPENSATION

         Information required under this item will be contained in the section entitled "Compensation" in the Company's 2000 Proxy Statement, which is incorporated herein by reference.

ITEM 12.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Information required under this item is contained in the section entitled "Common Stock Ownership by Management" in the Company's 2000 Proxy Statement, which is incorporated herein by reference.

ITEM 13.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Information required under this item is contained in the sections entitled "Compensation - Employment Agreements" and "Compensation and Stock Option Committee Interlocks and Insider Participation" in the Company's 2000 Proxy Statement, which are incorporated herein by reference.

                                     PART IV

ITEM 14.      EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

         (a) Documents Filed as Part of this Report

         The Consolidated Financial Statements and Financial Statement Schedules filed with this Form 10-K are listed below with their location in this report and are included in Item 8 above.

         1. Financial Statements

                                                                            Page
                                                                            ----
         Report of Independent Accountants...............................    22
         Consolidated Balance Sheet - May 31, 2000 and 1999..............    23
         Consolidated Statement of Income -
              Years Ended May 31, 2000, 1999 and 1998....................    24
         Consolidated Statement of Changes in Stockholders Equity -
              Years Ended May 31, 2000, 1999 and 1998....................    25
         Consolidated Statement of Cash Flows  -
              Years Ended May 31, 2000, 1999 and 1998....................    26
         Notes to Consolidated Financial Statements......................    27

         2. Financial Statement Schedules

                                                                            Page
                                                                            ----
         Schedule I.  Condensed Financial Information of the Registrant..    45
         Schedule II. Valuation and Qualifying Accounts..................    49

         All schedules, other than those indicated above, are omitted because of the absence of the conditions under which they are required or because the information required is shown in the consolidated financial statements or notes thereto.

         (b) Exhibits

         Exhibit No.   Description
         -----------   -----------
         2.1           Agreement and Plan of Merger by and among Ventana
                       Health Systems, Inc., Arizona Health Concepts, Inc.,
                       Managed Care Solutions, Inc., VHS Managed Care Merger
                       Sub, Inc., AHC Managed Care Merger Sub, Inc., MCS
                       Managed Care Merger Sub, Inc. and the registrant (1)

         3.1           (a)   Conformed Certificate of Incorporation of the
                             registrant, as amended (2)
                       (b)   Conformed Certificate of Ownership and Merger of
                             Lifemark Incorporated into Managed Care Solutions,
                             Inc.(3)
         3.2           (a)   Restated Bylaws (4)
                       (b)   Conformed Bylaws (5)
         10.1          Administrative Services Agreement between the registrant
                       and the County of San Diego, California (6)
         10.2          (a)   Contract between Ventana Health Systems and Arizona
                             Health Care Cost Containment System (7)
                       (b)   Contract Amendment 1 to the contract between
                             Ventana Health Systems and Arizona Health Care Cost
                             Containment System (8)
                       (c)   Solicitation Amendment 1 between Ventana Health
                             Systems and Arizona Health Care Cost Containment
                             System (9)
                       (d)   Solicitation Amendment 2 to contract between
                             Ventana Health Systems and Arizona Health Care Cost
                             Containment System (10)
                       (e)   Solicitation Amendment 3 to contract between
                             Ventana Health Systems and Arizona Health Care Cost
                             Containment System (11)
         10.3          Administrative contract between Arizona Health Concepts,
                       Inc. and Arizona Health Care Cost Containment System (12)
         10.4          Agreement between the registrant and the State of Indiana
                       (13)
         10.5          (a)   Administrative Services contract between registrant
                             and Community Choice Michigan (14)
                       (b)   First Amendment to Administrative Services contract
                             between registrant and Community Choice Michigan
                             (15)
                       (c)   Second Amendment to Administrative Services
                             contract between registrant and Community Choice
                             Michigan (16)
         10.6          (a)   Health Services Agreement between Rio Grande HMO,
                             Inc. and Lifemark of Texas, Inc. (17)
                       (b)   Amended and Restated Administrative Services
                             Agreement between RioGrande HMO, Inc. and the
                             Registrant. (18)
                       (c)   Administrative Services Agreement between
                             registrant and Rio Grande HMO, Inc. (a subsidiary
                             of Blue Cross Blue Shield of Texas, Inc.) (19)
                       (d)   Amendment to Administrative Services Agreement
                             between registrant and Rio Grande HMO, Inc. (a
                             subsidiary of Blue Cross Blue Shield of Texas,
                             Inc.) (20)
         10.7          (a)   Administrative Services Agreement between
                             registrant and Lovelace Community Health Systems,
                             Inc. (21)
                       (b)   Amendment to the Administrative Services Agreement
                             between the registrant and Lovelace Health Systems
                             Inc. (22)
         10.8          Loan Agreement between the registrant and Blue Cross Blue
                       Shield of Texas, Inc. (23)
         10.9          Loan Agreement between the registrant and William Gardner
                       Brown Trust (24)
         10.10         (a)   Lease Agreement between registrant and Pivotal
                             Simon Office XVI, LLC (25)
                       (b)   First Amendment to Lease Agreement between
                             registrant and Pivotal Simon Office XVI, LLC (26)
                       (c)   Amended and Restated Second Amendment to Lease
                             Agreement between registrant and Pivotal Simon
                             Office XVI, LLC (27)

         10.11         Employment Agreement between the registrant and Michael
                       D. Hernandez* (28)
         10.12         (a)   Administrative Services Agreement between
                             AlohaCare, Inc. and the registrant (29)
         10.13         (b)   Administrative Services Agreement between
                             registrant and AlohaCare (30)
                       (c)   Second Amendment to contract between registrant and
                             AlohaCare (31)
                       (d)   Fourth Amendment to contract between registrant and
                             AlohaCare (32)
         10.14         Contract between registrant and State of California
                       Managed Risk Medical Insurance Board (33)
         10.15         Form of Indemnification Contract between the registrant
                       and its officers and directors* (34)

         10.16         Purchase Agreement between the registrant and Beverly
                       Enterprises, Inc. (35)
         10.17         The Company's 1996 Stock Option Plan* (36)
         10.18         The Company's 1995 Stock Option Plan, as amended* (37)
         10.19         The Company's 1995 Directors' Stock Option Plan* (38)
         10.20         The Company's 1996 Non-Employee Director Stock Option
                       Plan* (39)
         10.21         The Company's 1998 CEO Stock Option Plan* (40)
         10.22         (a)   The Company's Employee Stock Purchase Plan* (41)
                       (b)   Amendment to the registrant's Employee Stock
                             Purchase Plan* (42)
                       (c)   Second Amendment to the Employee Stock Purchase
                             Plan*
                       (d)   Third Amendment to the Employee Stock Purchase
                             Plan*
         10.23         Pledge Agreement and Promissory Note between Rhonda E.
                       Brede and the registrant. (43)
         10.24         Pledge Agreement and Promissory Note between Michael J.
                       Kennedy and the registrant. (44)
         10.25         Pledge Agreement and Promissory Note between Richard M.
                       Jelinek and the registrant. (45)
         10.26         Pledge Agreement and Promissory Note between David G.
                       Decker and the registrant. (46)
         10.27         (a)   Employment and Severance Agreement between Rhonda
                             E. Brede and the registrant.* (47)
                       (b)   Amendment to the Employment and Severance Agreement
                             between Rhonda E. Brede and the Registrant.*
         10.28         (a)   Employment Agreement between Richard M. Jelinek and
                             the registrant.* (48)
                       (b)   Amendment to the Employment Agreement between
                             Richard M. Jelinek and the Registrant.*
         10.29         (a)   Employment Agreement between David G. Decker and
                             the registrant.* (49)
                       (b)   Amendment to the Employment Agreement between David
                             G. Decker and the Registrant.*
         10.30         (a)   Employment Agreement between Michael J. Kennedy and
                             the registrant.* (50)
                       (b)   Amendment to the Employment Agreement between
                             Michael J. Kennedy and the Registrant.*
         10.31         Severance Agreement between Richard M. Jelinek and the
                       registrant. * (51)
         10.32         Severance Agreement between David G. Decker and the
                       registrant. * (52)
         10.33         Severance Agreement between Michael J. Kennedy and the
                       registrant.* (53)
         21            Subsidiaries of the registrant
         23            Consent of Independent Accountants
         27            Financial Data Schedule

* Indicates exhibits which constitute management contracts or compensatory plans or agreements.
(1) Incorporated by reference to Exhibit 2 to the registrant's Registration Statement Number 333-558 on Form S-4.
(2) Incorporated by reference to Exhibit 4(a)(5) to the registrant's Registration Statement Number 333-04981 on Form S-8.

(3) Incorporated by reference to Exhibit 3.1(b) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1999.
(4) Incorporated by reference to Exhibit 4(b)(3) to the registrant's Registration Statement Number 333-04981 on Form S-8.
(5) Incorporated by reference to Exhibit 3.1 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(6) Incorporated by reference to Exhibit 10.1 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1997.
(7) Incorporated by reference to Exhibit 10.9(a) filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(8) Incorporated by reference to Exhibit 10.9(a)(1) filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(9) Incorporated by reference to Exhibit 10.9(a)(2) filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(10) Incorporated by reference to Exhibit 10.9(a)(3) filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(11) Incorporated by reference to Exhibit 10.9(a)(4) filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(12) Incorporated by reference to Exhibit 10.2 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1997.
(13) Incorporated by reference to Exhibit 10.1 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.
(14) Incorporated by reference to Exhibit 10.12(a) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(15) Incorporated by reference to Exhibit 10.12(a)(1) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(16) Incorporated by reference to Exhibit 10.12(a)(2) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(17) Incorporated by reference to Exhibit 10.1 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2000.
(18) Incorporated by reference to Exhibit 10.2 files as part of registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2000.
(19) Incorporated by reference to Exhibit 10.6 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1997.
(20) Incorporated by reference to Exhibit 10.6(b) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1998.
(21) Incorporated by reference to Exhibit 10.7 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1997.
(22) Incorporated by reference to Exhibit 10.1 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1998.
(23) Incorporated by reference to Exhibit 10.2 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(24) Incorporated by reference to Exhibit 10.3 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(25) Incorporated by reference to Exhibit 10.4 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996.
(26) Incorporated by reference to Exhibit 10.10(b) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1998.
(27) Incorporated by reference to Exhibit 10.10(c) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1998.
(28) Incorporated by reference to Exhibit 10.12 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1998.
(29) Incorporated by reference to Exhibit 10.1 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.

(30) Incorporated by reference to Exhibit 10.16 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(31) Incorporated by reference to Exhibit 10.12(b) filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1997.
(32) Incorporated by reference to Exhibit 10.1 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997.
(33) Incorporated by reference to Exhibit 10.13 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1997.
(34) Incorporated by reference to Exhibit 10.24 to the registrant's Registration Statement Number 33-41253.
(35) Incorporated by reference to Exhibit 10.2 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.
(36) Incorporated by reference to Exhibit 10.4 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(37) Incorporated by reference to Exhibit 10.5 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(38) Incorporated by reference to Exhibit 10.6 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(39) Incorporated by reference to Exhibit 10.20 filed as part of registrant's Annual Report on Form 10-K for the year ended May 31, 1998.
(40) Incorporated by reference to Exhibit 10.3 filed as part of registrant's Quarterly Report on Form 10-Q/A for the quarter ended February 28, 1998.
(41) Incorporated by reference to Exhibit 10.7 filed as part of registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.
(42) Incorporated by reference to Exhibit 10.3 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997.
(43) Incorporated by reference to Exhibit 10.2 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(44) Incorporated by reference to Exhibit 10.3 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(45) Incorporated by reference to Exhibit 10.4 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(46) Incorporated by reference to Exhibit 10.5 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(47) Incorporated by reference to Exhibit 10.6 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(48) Incorporated by reference to Exhibit 10.7 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(49) Incorporated by reference to Exhibit 10.8 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(50) Incorporated by reference to Exhibit 10.9 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(51) Incorporated by reference to Exhibit 10.10 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(52) Incorporated by reference to Exhibit 10.11 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.
(53) Incorporated by reference to Exhibit 10.12 filed as part of registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1999.

SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona.

                                    LIFEMARK CORPORATION

                                    By:  /s/ Rhonda E. Brede
                                       -----------------------------------------
                                         Rhonda E. Brede
                                         President, Chief Executive Officer and
                                         Director
                                         (Principal Executive Officer)

                                    Dated: August 18, 2000

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date set forth above.

Signature                                   Title                                       Date

/s/ Rhonda E. Brede                         President, Chief Executive Officer          August 18, 2000
------------------------------------          and Director
Rhonda E. Brede                             (Principal Executive Officer)

/s/ Michael J. Kennedy                      Vice President and Chief Financial          August 18, 2000
------------------------------------          Officer (Principal Financial and
Michael J. Kennedy                          Accounting Officer)

/s/ Richard C. Jelinek                      Chairman of the Board and Director          August 18, 2000
------------------------------------
Richard C. Jelinek

/s/ John G. Lingenfelter                    Vice Chairman and Director                  August 18, 2000
------------------------------------
John G. Lingenfelter, M.D.

/s/ William G. Brown                        Director                                    August 18, 2000
------------------------------------
William G. Brown

/s/ Henry H. Kaldenbaugh                    Director                                    August 18, 2000
------------------------------------
Henry H. Kaldenbaugh, M.D.

/s/ Risa J. Lavizzo-Mourey                  Director                                    August 18, 2000
------------------------------------
Risa J. Lavizzo-Mourey, M.D.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Stockholders of Lifemark Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 14 (a) (1) on page 16 present fairly, in all material respects, the financial position of Lifemark Corporation and its subsidiaries at May 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 14 (a) (2) on page 16 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Phoenix, Arizona
July 24, 2000

                              LIFEMARK CORPORATION


                           CONSOLIDATED BALANCE SHEET

                                                                               MAY 31,
                                                                               -------
                                                                       2000                1999
                                                                       ----                ----
ASSETS

Current assets:
   Cash and cash equivalents, including restricted cash
     of $11,635,000 and $9,713,000, respectively                   $ 19,205,000       $ 13,792,000
   Short-term investments                                                    --            501,000
   Accounts and notes receivable and unbilled services, net          19,276,000          5,886,000
   Deferred income taxes                                              1,245,000          1,213,000
   Prepaid expenses and other current assets                            729,000            882,000
                                                                   ------------       ------------
       Total current assets                                          40,455,000         22,274,000
Related party notes receivable                                               --            568,000
Property and equipment, net                                           6,331,000          4,205,000
Performance bonds                                                     9,740,000          4,203,000
Goodwill, net                                                         2,097,000          2,462,000
Other assets                                                            280,000          1,108,000
                                                                   ------------       ------------
Total assets                                                       $ 58,903,000       $ 34,820,000
                                                                   ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                $    912,000       $    659,000
   Accrued medical claims                                            27,781,000          8,662,000
   Risk pool payables                                                   455,000            691,000
   Related party risk pool payables                                     154,000            152,000
   Accrued compensation                                               2,889,000          2,464,000
   Other accrued expenses                                             3,610,000          1,750,000
   Related party interest payable                                            --            710,000
   Current portion of long-term debt                                  1,273,000             23,000
                                                                   ------------       ------------
       Total current liabilities                                     37,074,000         15,111,000

Long-term debt                                                        2,941,000            211,000
Related party long-term debt                                            300,000          3,440,000
Deferred income taxes                                                    55,000            155,000
                                                                   ------------       ------------
       Total liabilities                                             40,370,000         18,917,000
                                                                   ------------       ------------

Commitments and contingencies                                                --                 --

Stockholders' equity:
   Common stock, $0.01 par value
     Authorized - 10,000,000 shares

     Issued and outstanding - 5,118,000 and 4,808,000 shares,
       respectively                                                      51,000             48,000
   Capital in excess of par value                                    17,050,000         16,148,000
   Stockholder notes receivable                                        (708,000)                --
   Retained earnings (accumulated deficit)                            2,140,000           (293,000)
                                                                   ------------       ------------
       Total stockholders' equity                                    18,533,000         15,903,000
                                                                   ------------       ------------
                                                                   $ 58,903,000       $ 34,820,000
                                                                   ============       ============

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME


                                                           FOR THE YEARS ENDED MAY 31,
                                                           ---------------------------
                                                  2000                1999                1998
                                                  ----                ----                ----
Revenues                                     $ 149,604,000       $  85,392,000       $  65,994,000
                                             -------------       -------------       -------------

Direct cost of operations                      126,542,000          64,239,000          52,500,000
Marketing, sales and administrative             20,271,000          19,087,000          12,676,000
                                             -------------       -------------       -------------

     Total costs and expenses                  146,813,000          83,326,000          65,176,000
                                             -------------       -------------       -------------

Operating income                                 2,791,000           2,066,000             818,000
                                             -------------       -------------       -------------

Interest income                                  1,868,000             957,000             856,000
Interest expense                                  (418,000)           (365,000)           (377,000)
                                             -------------       -------------       -------------

Net interest income                              1,450,000             592,000             479,000
                                             -------------       -------------       -------------

Income before income taxes                       4,241,000           2,658,000           1,297,000

Provision for income taxes                       1,808,000             705,000             465,000
                                             -------------       -------------       -------------

Net income                                   $   2,433,000       $   1,953,000       $     832,000
                                             =============       =============       =============


Net income per share - basic                 $        0.50       $        0.41       $        0.19
                                             =============       =============       =============


Weighted average common
   shares outstanding                            4,829,000           4,737,000           4,476,000
                                             =============       =============       =============

Net income per share - assuming
   dilution                                  $        0.47       $        0.36       $        0.18
                                             =============       =============       =============


Weighted average common and
   common equivalent shares outstanding          5,356,000           5,867,000           5,639,000
                                             =============       =============       =============

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                        Preferred Stock                 Common Stock              Capital in
                                                        ---------------                 ------------                Excess
                                                    Shares       Par Value        Shares         Par Value       of Par Value
                                                    ------       ---------        ------         ---------       ------------
BALANCE, MAY 31, 1997                                     7       $  7,000       4,394,000       $  44,000       $ 14,497,000
   Net income                                            --             --              --              --                 --
   Redemption of preferred stock                         (7)        (7,000)             --              --                 --
   Issuance of common stock:
     Employee stock purchase plan                        --             --          62,000           1,000            161,000
     Employee stock option plan                          --             --          15,000              --             50,000
   Stock issued to Beverly Enterprises                   --             --         200,000           2,000            994,000
                                                   --------       --------       ---------       ---------       ------------

BALANCE, MAY 31, 1998                                    --             --       4,671,000          47,000         15,702,000
   Net income                                            --             --              --              --                 --
   Issuance of common stock:
     Employee stock purchase plan                        --             --          80,000           1,000            278,000
     Employee stock option plan                          --             --         132,000           1,000            432,000
   Repurchase of common stock                            --             --         (75,000)         (1,000)          (375,000)
   Tax benefit from exercise of stock options            --             --              --              --            111,000
                                                   --------       --------       ---------       ---------       ------------

BALANCE, MAY 31, 1999                                    --             --       4,808,000          48,000         16,148,000
   Net income                                            --             --              --              --                 --
   Issuance of common stock:
     Employee stock purchase plan                        --             --          75,000           1,000            214,000
     Employee stock option plan                          --             --         235,000           2,000            688,000
   Interest accrued on stockholder notes
     receivables                                         --             --              --              --                 --
                                                   --------       --------       ---------       ---------       ------------
BALANCE, MAY 31, 2000                                    --       $     --       5,118,000       $  51,000       $ 17,050,000
                                                   ========       ========       =========       =========       ============

                                                                       Retained
                                                   Stockholder         Earnings
                                                      Notes          (Accumulated
                                                   Receivables         Deficit)            Total
                                                   -----------         --------            -----
BALANCE, MAY 31, 1997                               $      --       $ (3,078,000)      $ 11,470,000
   Net income                                              --            832,000            832,000
   Redemption of preferred stock                           --                 --             (7,000)
   Issuance of common stock:
     Employee stock purchase plan                          --                 --            162,000
     Employee stock option plan                            --                 --             50,000
   Stock issued to Beverly Enterprises                     --                 --            996,000
                                                    ---------       ------------       ------------

BALANCE, MAY 31, 1998                                      --         (2,246,000)        13,503,000
   Net income                                              --          1,953,000          1,953,000
   Issuance of common stock:
     Employee stock purchase plan                          --                 --            279,000
     Employee stock option plan                            --                 --            433,000
   Repurchase of common stock                              --                 --           (376,000)
   Tax benefit from exercise of stock options              --                 --            111,000
                                                    ---------       ------------       ------------

BALANCE, MAY 31, 1999                                      --           (293,000)        15,903,000
   Net income                                              --          2,433,000          2,433,000
   Issuance of common stock:
     Employee stock purchase plan                          --                 --            215,000
     Employee stock option plan                      (690,000)                --                 --
   Interest accrued on stockholder notes
     receivables                                      (18,000)                --            (18,000)
                                                    ---------       ------------       ------------
BALANCE, MAY 31, 2000                               $(708,000)      $  2,140,000       $ 18,533,000
                                                    =========       ============       ============

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      FOR THE YEARS ENDED MAY 31,
                                                                      ---------------------------
                                                              2000               1999               1998
                                                              ----               ----               ----
Cash flows from operating activities:

   Net income                                            $  2,433,000       $  1,953,000       $    832,000

   Adjustments to reconcile net income to net cash provided by (used in) operating activities:

     Bad debt expense                                              --                 --             23,000
     Depreciation and amortization                          2,293,000          2,231,000          1,988,000
     (Gain) loss on sale of property and equipment             22,000            (10,000)            31,000
     Deferred income taxes                                   (132,000)          (231,000)           (59,000)
     Interest on long term debt                                    --            297,000            285,000
     Tax benefit from exercise of stock options                    --            111,000                 --
     Interest on stockholder notes receivable                 (18,000)                --                 --
   Changes in assets and liabilities:
     Accounts receivable and unbilled services            (13,390,000)        (2,717,000)           832,000
     Prepaid expenses and other current assets                153,000           (399,000)         1,252,000
     Other assets                                             828,000           (300,000)          (143,000)
     Accounts payable                                         253,000            212,000             97,000
     Accrued medical claims                                19,119,000            863,000            719,000
     Risk pool payable                                       (236,000)          (849,000)          (495,000)
     Related party risk pool payable                            2,000                 --           (149,000)
     Accrued compensation                                     425,000            602,000            679,000
     Accrued expenses                                       1,860,000           (403,000)           668,000
     Related party interest payable                          (710,000)                --                 --
                                                         ------------       ------------       ------------
Net cash provided by operating activities                  12,902,000          1,360,000          6,560,000
                                                         ------------       ------------       ------------

Cash flows from investing activities:

   Purchase of property and equipment                      (2,709,000)        (1,577,000)        (2,509,000)
   Proceeds from sale of property and equipment               323,000            164,000              9,000
   Purchase of short-term investments                              --                 --           (508,000)
   Maturity/sale of short-term investments                    501,000          1,009,000            501,000
   Increase in assets securing performance bond            (5,537,000)          (409,000)           (57,000)
   Issuance of notes receivable                                    --            (12,000)           (47,000)
   Payments received on notes receivable                      568,000            138,000            609,000
                                                         ------------       ------------       ------------
Net cash used in investing activities                      (6,854,000)          (687,000)        (2,002,000)
                                                         ------------       ------------       ------------

Cash flows from financing activities:

   Issuance of long-term debt                               3,154,000            234,000                 --
   Principal payment on long-term debt                     (4,004,000)          (215,000)          (207,000)
   Redemption of voting preferred stock                            --                 --             (7,000)
   Issuance of common stock                                   215,000            712,000          1,208,000
   Repurchase of common stock                                      --           (376,000)                --
                                                         ------------       ------------       ------------
Net cash provided by (used in) financing activities          (635,000)           355,000            994,000
                                                         ------------       ------------       ------------

Net increase in cash and cash equivalents                   5,413,000          1,028,000          5,552,000
Cash and cash equivalents, beginning of period             13,792,000         12,764,000          7,212,000
                                                         ------------       ------------       ------------
Cash and cash equivalents, end of period                 $ 19,205,000       $ 13,792,000       $ 12,764,000
                                                         ============       ============       ============

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS:

Lifemark Corporation ("Lifemark" or the "Company"), formerly Managed Care Solutions, Inc., is a provider of health plan and care management service to high risk populations, including vulnerable, frail, elderly and chronically ill individuals on a national basis. Based in Phoenix, Arizona, Lifemark has regional offices in Arkansas, California, Indiana, Michigan, New Mexico and Texas.

Two subsidiaries of the Company, Ventana Health Systems, Inc. ("Ventana") and Arizona Health Concepts, Inc. ("AHC"), derive substantially all of their revenues through contracts with the Arizona Health Care Cost Containment System Administration ("AHCCCSA") to provide specified long-term and primary care health services, respectively, to qualified members. The contract periods expire September 30, 2001 and September 30, 2002 for Ventana and AHC, respectively. In June 2000, Ventana was awarded a contract for Maricopa County which begins on October 1, 2000 and expires September 30, 2003. Each contract provides for fixed monthly premiums, based on negotiated per capita enrollee rates. Ventana and AHC subcontract with nursing homes, hospitals, physicians, and other medical providers within Arizona to care for Arizona Health Care Cost Containment System ("AHCCCS") members. Effective July 17, 2000, Ventana and AHC began conducting business as Lifemark Health Plans.

Lifemark of Texas, Inc., another subsidiary of the Company, derives substantially all of its revenue through a contract with Rio Grande HMO, Inc. ("RGHMO"), a subsidiary of Health Care Service Corporation ("HCSC"), to share financial risk in the State of Texas' STAR+PLUS program contract in Harris County, Texas.

The Company purchased AdviNet, Inc., an eldercare information, consultation and referral business, which owns a national databank of long term care and aftercare providers, from Beverly Enterprises, Inc. in March 1999 for an immaterial amount. During February 2000, this wholly-owned subsidiary of Lifemark was renamed Lifemark Care Connection, Inc.

In December 1999, the Company purchased Valley Wide Attendant Care for an immaterial amount and merged it into the Company's subsidiary, Lifemark at Home, Inc. Lifemark at Home, Inc. provides attendant, personal, homemaking and respite care services throughout Arizona.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue from contract services is recognized as the service is performed.

Capitation premiums are recognized as revenue in the month that enrollees are entitled to health care services.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sixth Omnibus Budget Reconciliation Act ("SOBRA") supplemental premiums are payments intended by AHCCCSA to cover the costs of maternity care for pregnant women qualified under SOBRA. Such premiums are recognized in the month the delivery occurs.

Health care expenses

Monthly capitation payments to primary care physicians and other health care providers are expensed as incurred. Hospital services are paid based on tiered per diem rates or outpatient cost-to-charge ratios, as defined by AHCCCSA, less any applicable discounts. Physician and other medical services are paid on a capitated or discounted fee-for-service basis. All medical expenses are reported net of Medicare reimbursements.

The Company receives reinsurance recoveries, which are recorded as estimated amounts due pursuant to the AHCCCSA contract. Reinsurance recoveries are recognized as a percentage of expenses incurred by members whose medical costs exceed a stated deductible per member per contract year. Recoveries are recorded as a reduction of medical expenses.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes funds restricted by AHCCCSA for utilization in the current operations of the individual subsidiaries. (See "Restrictions on Fund Transfers")

Short-term investments

The Company's short-term investments consist of municipal bonds, which are held by Ventana and AHC. Short-term investments are classified as available for sale and carried at fair market value (see Note 4).

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the related assets estimated as follows: machinery and equipment, three to five years; furniture and fixtures, seven years; and software, three to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful life. Maintenance and repairs are charged to expense as incurred.

Performance bonds

Pursuant to the contracts with AHCCCSA, the Company's subsidiaries, Ventana and AHC, are required to provide either a performance bond or designated substitute to guarantee performance of the Company's obligations under the contracts. The Company's guarantee of performance consists of treasury bills pledged as collateral for bank letters of credit. The Company must maintain such guarantees at amounts which approximate the total monthly capitation revenues. These investments are considered to be held to maturity and are thus carried at amortized cost which approximates fair market value. All investments are expected to mature within the next fiscal year.

Under the agreement between Lifemark of Texas, Inc. and RGHMO to share financial risk in the State of Texas' STAR+PLUS program contract in Harris County, Texas, Lifemark pledged a certificate of deposit to secure its obligations under the contract.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts securing performance consist of the following:

                                                       May 31,
                                        ----------------------------------
                                              2000                1999
                                        ---------------     --------------
Ventana Health Systems, Inc.            $    4,951,000      $   2,553,000
Arizona Health Concepts, Inc.                1,872,000          1,650,000
Lifemark Corporation                         2,917,000                  -
                                        --------------      -------------
                                        $    9,740,000      $   4,203,000
                                        ==============      =============

Goodwill

The excess of the acquisition cost over the fair value of the net assets of the Lifemark companies acquired in a purchase transaction on March 1, 1996 has been included in goodwill and is amortized on a straight-line basis over the period of expected benefit of ten years. The reported balances as of May 31, 2000 and 1999 are net of accumulated amortization of $1,551,000 and $1,186,000, respectively.

The carrying value of goodwill is assessed for any permanent impairment by evaluating the operating performance and future undiscounted cash flows of the underlying business. Adjustments are made if the sum of the expected future net cash flows is less than the carrying value.

Accrued medical claims

Accrued medical claims include amounts billed and not paid and an estimate of costs incurred for unbilled services provided through the date of the balance sheet.

Risk pool payable

The Company contracts with certain provider networks based on utilization control incentive clauses. Incentives, which are based on annual performance, are estimated monthly and recorded as either a risk pool payable or risk pool receivable. The risk pool contracts are based on a September 30 year-end, which coincides with the AHCCCSA contract period.

Income taxes

The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires an asset and liability approach for financial accounting and reporting for income taxes. The Company files a consolidated income tax return with its subsidiaries.

Deferred income taxes have been provided for all significant temporary differences. These temporary differences arise principally from accrued medical claims, compensation not yet deductible for tax purposes and the use of accelerated depreciation methods.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Restrictions on fund transfers

Ventana and AHC are subject to AHCCCSA regulations, which require compliance with certain net worth, reserve and deposit requirements. To the extent Ventana and AHC must comply with these regulations, they may not have the financial flexibility to transfer funds to Lifemark. Lifemark's proportionate share of net assets (after inter-company eliminations) which, at May 31, 2000 and 1999, may not be transferred to Lifemark by subsidiaries in the form of loans, advances or cash dividends without the consent of AHCCCSA, is referred to as "Restricted Net Assets". Total Restricted Net Assets of these operating subsidiaries were $8,632,000 and $10,378,000 at May 31, 2000 and 1999, respectively, with deposit and reserve requirements (performance bonds) representing $6,823,000 and $4,203,000, respectively, of the Restricted Net Assets and net worth requirements, in excess of deposit and reserve requirements, representing the remaining $1,809,000 and $6,175,000, respectively.

Concentration of credit risk and significant clients

The Company's revenues are generated from contracts with RGHMO, AHCCCSA and healthcare provider organizations. Accordingly, as of May 31, 2000 and 1999, all of the Company's trade receivables were from RGHMO, AHCCCSA or entities in the healthcare industry. See Note 5 - Accounts and Notes Receivable.

Approximately 40 percent, 54 percent and 60 percent of the Company's revenues for fiscal 2000, 1999 and 1998, respectively, were generated from Ventana and AHC through the contracts with AHCCCSA. Approximately 33 percent, 10 percent and 4 percent of the Company's revenues for fiscal 2000, 1999 and 1998, respectively, were generated by the Company through contracts with RGHMO.

In addition, as of May 31, 2000, the Company had cash and cash equivalents on deposit with major financial institutions that were in excess of FDIC insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration of credit risk.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash, investments, accounts and notes receivable, accounts payable, accrued medical claims, risk pool payables, accrued compensation, other accrued expenses, and debt. These balances are carried in the financial statements at amounts that approximate fair value based upon their comparison to similar instruments of comparable materials.

Recently issued accounting pronouncements

Effective June 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131 "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for reporting information about operating segments in annual financial statements and requires that selected information about operating segments be reported in interim financial statements. See Note 15 - Business Segments.

In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). The Company adopted SOP 98-1 effective for its fiscal 2000 financial statements. Under the provisions of SOP 98-1, software development is divided into three phases: the preliminary project stage, which includes conceptual formulation and selection of alternatives; the application development stage, which includes design of chosen path, coding, installation of hardware and testing; and the post-implementation/operation stage, which includes training and application maintenance. Generally, only internal and

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

external costs incurred during the second phase, the application development stage, should be capitalized with the exception of data conversion and training costs, which, when incurred during this phase, should be expensed. During fiscal 2000, the Company capitalized $2,604,000 of software development costs, including $868,000 of internal development costs.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). The Company adopted SOP 98-5 in June 1999. Under the provisions of SOP 98-5, start-up activities and organizational costs are required to be expensed as incurred. The adoption of SOP 98-5 did not materially impact the Company's financial statements.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities in their statement of financial position and measure those instruments at fair value. In September 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company is analyzing the implementation requirements and currently does not anticipate there will be a material impact on its financial position or the results of its operations.

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements". SAB 101 summarizes some of the staff's interpretations of the application of generally accepted accounting principles to revenue recognition. In June 2000, the SEC staff issued SAB 101B which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The company does not anticipate that the pronouncement will have a material impact on its financial position or the results of operations.

In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No. 25." The interpretation became effective July 1, 2000. The Company is analyzing the implementation requirements and currently does not anticipate there will be a material impact on its financial position or the results of operations.

NOTE 3 - NET INCOME PER COMMON SHARE:

Net income per share - basic is computed by dividing net income by the weighted average of common shares outstanding during each period. Net income per share - assuming dilution is computed by dividing net income by the weighted average number of common shares outstanding during the period after giving effect to dilutive stock options and warrants and adjusted for dilutive common shares assumed to be issued on conversion of the Company's convertible loans.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is the computation of the reconciliation of the numerators and denominators of net income per share - basic and net income per share - assuming dilution in accordance with SFAS No. 128, "Earnings Per Share".

                                                                       Year Ended May 31,
                                                                       ------------------
                                                            2000              1999            1998
                                                            ----              ----            ----
Net income per common share:

   Income available to common stockholders              $ 2,433,000       $ 1,953,000      $   832,000
   Interest associated with stockholder notes
     receivable                                             (11,000)               --               --
                                                        -----------       -----------      -----------
   Net income -  basic                                    2,422,000         1,953,000          832,000
   Interest associated with convertible notes                83,000           158,000          158,000
                                                        -----------       -----------      -----------
   Net income -  assuming
     dilution                                           $ 2,505,000       $ 2,111,000      $   990,000
                                                        ===========       ===========      ===========


Applicable common shares:
   Average shares outstanding during year                 4,977,000         4,737,000        4,476,000
   Reduction in shares associated with stockholder
     notes receivable                                      (148,000)               --               --
                                                        -----------       -----------      -----------
   Weighted average shares outstanding - basic            4,829,000         4,737,000        4,476,000
   Stock options and warrants                                66,000           273,000          306,000
   Convertible notes                                        461,000           857,000          857,000
                                                        -----------       -----------      -----------
   Weighted average shares outstanding - assuming
     dilution                                             5,356,000         5,867,000        5,639,000
                                                        ===========       ===========      ===========

Net income per share - basic                            $      0.50       $      0.41      $      0.19
Net income per share - assuming dilution                $      0.47       $      0.36      $      0.18

At May 31, 2000, 1999 and 1998, no shares of common stock had been issued upon conversion of the convertible notes issued in October 1996. These notes were convertible into an aggregate of 78,000, 857,000 and 857,000 shares of common stock, respectively. These shares were included in the calculation of diluted earnings per share for the years ended May 31, 2000, 1999 and 1998.

On October 14, 1999, promissory notes were issued in the amount of $690,000 to officers of the Company in connection with the purchase of 235,000 shares of common stock. Interest is computed on the basis of the actual number of days elapsed over a 365-day year at a rate of 6.02 percent per annum. All outstanding principal, plus all accrued but unpaid interest, will be due on October 14, 2008. The impact of this transaction has been reflected in the net income per share table above.

NOTE 4 - SHORT-TERM INVESTMENTS:

As of May 31, 1999, the Company's investments consisted primarily of municipal bonds with stated maturities within one year. The fair value of these investments is based upon quoted market prices and approximated cost. As of May 31, 1999, the fair value of such securities approximated cost. These securities matured during the year ended May 31, 2000.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 5 - ACCOUNTS AND NOTES RECEIVABLE:

Third party accounts and notes receivable and unbilled services consist of the following:

                                                                     May 31,
                                                                     -------
                                                             2000             1999
                                                             ----             ----
Due from RGHMO                                            $14,691,000      $        --
Contract management receivables                             2,239,000        3,869,000
Due from AHCCCSA                                            2,098,000        1,810,000
Interest receivable                                           208,000          147,000
Other receivables                                              75,000           95,000
                                                          -----------      -----------
                                                           19,311,000        5,921,000
Less allowance for doubtful accounts                           35,000           35,000
                                                          -----------      -----------
Net current portion of accounts and notes receivable      $19,276,000      $ 5,886,000
                                                          ===========      ===========

The amounts due from AHCCCSA primarily include billed and unbilled reinsurance, SOBRA and capitation receivables.

The amounts due from RGHMO primarily represents revenue earned by the Company under its contract with RGHMO. See Note 1 - Nature of Business for additional discussion.

Related party notes receivable of $568,000 at May 31, 1999 were due from stockholders and consisted of loans taken against the cash surrender value of life insurance policies, on which no interest was charged, and other loans to stockholders. At May 31, 2000, there were no amounts due pursuant to these loans. During fiscal year 2000, life insurance policies were cancelled, related parties paid $385,000 to the Company and $183,000 was written off pursuant to these notes.

NOTE 6 - PROPERTY AND EQUIPMENT:

Property and equipment consist of the following:

                                                                 May 31,
                                                                 -------
                                                         2000              1999
                                                         ----              ----
Machinery and equipment                               $ 5,719,000      $ 4,862,000
Furniture and fixtures                                  1,982,000        1,863,000
Software                                                4,191,000        1,588,000
Leasehold improvements                                    621,000          622,000
                                                      -----------      -----------
                                                       12,513,000        8,935,000
Less - accumulated depreciation and amortization        6,182,000        4,730,000
                                                      -----------      -----------
                                                      $ 6,331,000      $ 4,205,000
                                                      ===========      ===========

During fiscal years 2000 and 1999, the Company sold property and equipment with a net book value of $345,000 and $154,000, respectively, and was paid $323,000 and $164,000, respectively.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - LONG-TERM DEBT:

Third party long-term debt consists of the following:

                                                                            May 31,
                                                                            -------
                                                                      2000            1999
                                                                      ----            ----
Long-term debt payable to a bank,
   interest at prime (9.24% at May 31, 2000) plus 0.5%,
   principal and interest due monthly on outstanding balance,
   secured by computer software, due January 2003                  $1,443,000      $  234,000

Note payable to a bank, interest at prime (9.24% at May 31,
   2000) plus 0.375%, principal of $62,500 and interest
   due monthly secured by various assets, due December 2003         2,771,000              --
                                                                   ----------      ----------
                                                                    4,214,000         234,000
Less - current portion                                              1,273,000          23,000
                                                                   ----------      ----------
                                                                   $2,941,000      $  211,000
                                                                   ==========      ==========


Related party long-term debt consists of the following:

                                                                      May 31,
                                                                      -------
                                                                2000           1999
                                                                ----           ----
Due to Health Care Services Corporation (net of $14,000
   discount)                                                 $       --      $3,697,000
Due to stockholders                                             300,000         453,000
                                                             ----------      ----------
                                                                300,000       4,150,000
Less - current portion                                               --         710,000
                                                             ----------      ----------
                                                             $  300,000      $3,440,000
                                                             ==========      ==========

On December 22, 1999, the Company signed an agreement with Imperial Bank to refinance the existing debt with HCSC for $3,000,000. The loan has an original term of four years and bears interest at a rate of prime plus 0.375 percent per annum. The loan is secured by all of the assets of Lifemark Corporation. The agreement also includes several financial covenants with which the Company was in compliance as of May 31, 2000.

On October 2, 1996, the Company signed an agreement with Blue Cross and Blue Shield of Texas, Inc. (now a division of HCSC) whereby HCSC invested $3,000,000 in the Company in the form of a convertible secured loan. The loan had an original term of three years with a renewal option for two additional one-year periods if certain conditions were met. The loan was secured by all of the assets of the Company. The loan bore interest at a rate of 8 percent per annum. Principal and interest were payable at the end of the initial three-year term and, thereafter, at the end of each annual extension. The loan was convertible into the Company's common stock at a conversion price of $3.85 per share. HCSC also received a warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $4.45 per share and had the right of first refusal to participate as an equity partner in future Lifemark funding requirements. On December 22, 1999, the HCSC debt was paid in full with proceeds from the Imperial Bank loan. Pursuant to the termination of the loan agreement with HCSC, the warrant was terminated.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In a separate transaction, a trust created by William G. Brown, a director of the Company, for the benefit of members of his family, and of which Richard C. Jelinek, Chairman and Director, is one of the co-trustees, (the "Brown GST Trust") invested $300,000 in the Company through a convertible unsecured loan and received a warrant to purchase 10,000 shares of Lifemark common stock. The interest rate, term, conversion price, and warrant exercise price are the same for the Brown GST Trust as for HCSC, except that interest on the loan is payable monthly. The Company determined that the warrants issued in conjunction with the loan to the Brown GST Trust had a value of $13,000. The value assigned to the warrant was recorded as a discount on the loan and amortized over the life of the loan. During fiscal 2000, the term of the note and the life of the warrant were extended through September 30, 2004.

In October 1995, Lifemark borrowed $155,000 from a trust established by Dr. Lingenfelter, $51,000 from a trust established by Dr. Kaldenbaugh, and $43,000 from a trust established by Geralde Curtis, who was then a director and officer of Lifemark. The notes due December 31, 2000 provide for interest income to accrue at 8 percent per annum. Lifemark then loaned from these funds $118,000 each to Dr. Kaldenbaugh and Ms. Curtis pursuant to promissory notes due December 31, 2000 also providing for interest to accrue at 8 percent per annum. In July 1997, Ms. Curtis paid the promissory note and accrued interest in full. During fiscal year 2000, all notes between the Company and Drs. Lingenfelter and Kaldenbaugh were repaid. The Company also had risk pool agreements with Dr. Lingenfelter and Dr. Kaldenbaugh during fiscal year 2000 and 1999. The Company made payments to them under such agreements totaling $132,000 and $150,000 during the fiscal years 2000 and 1999, respectively.

Scheduled principal payments on related and third party long-term debt are as follows:

               2001        $     1,273,000
               2002              1,279,000
               2003              1,176,000
               2004                786,000
                           ---------------
                           $     4,514,000
                           ===============

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - COMMITMENTS AND CONTINGENCIES:

The Company has various lease agreements for real and personal property. These obligations extend through 2003 and in some cases contain renewal options. As of May 31, 2000, future minimum lease payments for noncancellable operating leases in excess of one year are as follows:

               2001       $     2,392,000
               2002             1,483,000
               2003                33,000
                          ---------------
                          $     3,908,000
                          ===============

Rental expense on all operating leases totaled $2,708,000, $2,213,000 and $1,761,000 during fiscal years 2000, 1999 and 1998, respectively.

The Company has been notified by RGHMO that it will pursue a claim against the Company arising out of the following circumstances. Prior to December 1999, the Company had a non-risk sharing, administrative services agreement with RGHMO, a wholly-owned subsidiary of HCSC. Under the agreement, the Company administered RGHMO's STAR+PLUS operations in Texas and was responsible, among other things, for developing and maintaining RGHMO's provider network and for administering the claims adjudication and payment functions. On July 5, 1997, RGHMO entered into an agreement for medical services with Universal Healthplan, Inc. ("Universal"), a Texas health maintenance organization. The agreement provided for Universal to provide hospitalization services to RGHMO members through Universal's contract with Tenet Health Care Ltd. ("Tenet"), a hospital chain. Tenet asserts that RGHMO owes it approximately $6,500,000 for claims allegedly improperly denied or paid at incorrect rates. On July 1, 1999, Tenet filed a demand for arbitration against RGHMO to recover such amounts.

On March 23, 2000, RGHMO filed a demand for arbitration against the Company in the same arbitration alleging that because the Company is responsible for claim adjudication, the Company should be responsible for any amount determined by the arbitrators to be due to Tenet. The Company moved to be severed from the arbitration and the arbitration panel granted the motion. The arbitration continues to be litigated and no decision has yet been rendered. RGHMO has notified the Company that if there is an adverse result in the arbitration, it will commence an arbitration action to recover from the Company the amount of the judgement rendered in favor of Tenet. The Company believes its adjudication of the Tenet claims on RGHMO's behalf was appropriate and Tenet was paid what it was owed. Accordingly, if an arbitration is commenced by RGHMO, the Company intends to vigorously assert its position in this manner.

The Company is a party to various claims and legal proceedings which management believes are in the normal course of business and will not involve any material loss.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - EMPLOYEE AND DIRECTOR BENEFIT PLANS:

The Company provides various health, welfare and disability benefits to its full-time salaried employees, which are funded primarily by contributions. The Company does not provide post-employment or post-retirement health care and life insurance benefits to its employees.

Stock Option Plans

The Company adopted various stock option plans beginning in 1989. The plans provide for the issuance of shares of common stock to key personnel and directors. Options granted under all plans become exercisable at various times and under certain conditions as determined by the Board of Directors, or its committee, and expire no later than ten years from the date of grant.

The Company has adopted a 1995 Stock Option Plan, a 1996 Stock Option Plan and a 1998 CEO Stock Option Plan, which provide for the issuance of up to an aggregate of 1,150,000 shares of common stock to key employees and directors of the Company.

The Company adopted a 1995 Director Stock Option Plan and a 1996 Non-Employee Director Stock Option Plan, which provide for the issuance of up to an aggregate of 230,000 shares of common stock to directors of the Company. Options granted under all Company option plans have 10-year terms and become exercisable with respect to 25 percent of the shares 12 months after the date of grant and with respect to an additional 25 percent at the end of each 12-month period thereafter during the succeeding three years.

On July 18, 1996, the Stock Option Committee of the Board of Directors determined that stock options issued to certain employees had an exercise price higher than the market price of the Company's common stock. In light of the Committee's conclusion that such options were not providing the desired incentive, it replaced options with exercise prices of $7.38 per share with new stock options to purchase an identical number of shares of Company common stock at the then current market price of $3.25.

Effective October 14, 1999, the Company adopted the 1999 Executive Stock Option and Ownership Plan. The plan provides for the issuance of up to an aggregate of 200,000 shares of common stock to key personnel.

Effective April 20, 2000, the Company adopted its 2000 Non-Employee Director Stock Option Plan. The total number of shares available for awards, including grants of options, under the plan may not exceed 250,000. Under the terms of the plan, each non-employee director shall receive an award of 5,000 shares of restricted stock on June 1 of each year. The restrictions shall lapse over a period of five years. In addition to the restricted stock, an option under which a total of 10,000 shares of common stock may be purchased from the Company shall be automatically granted to each non-employee director on June 1 of each year. The option price shall be the fair market value of the shares subject to the option on the grant dates. The options shall be for a term of ten years and become exercisable with respect to 25 percent of the shares 12 months after the date of grant and with respect to an additional 25 percent at the end of each 12 month period thereafter during the following three years.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of the Company's stock option activity and related information for the years ended May 31 is as follows:

                                        2000                           1999                          1998
                            ----------------------------   ----------------------------  ----------------------------
                                        Weighted-Average               Weighted-Average              Weighted-Average
                             Options     Exercise Price     Options     Exercise Price    Options     Exercise Price
                             -------     ---------------    --------    ---------------   --------    --------------
Outstanding-beginning
of year                     1,046,000          $3.63       1,217,000          $3.51        747,000          $3.26
   Granted                    650,000          $3.08          45,000          $5.17        485,000          $3.96
   Exercised                 (235,000)         $2.94        (133,000)         $3.26        (15,000)         $3.25
   Forfeited                 (428,000)         $3.95         (83,000)         $3.27              -          $   -
                            ---------                      ---------                     ---------

Outstanding - end of year   1,033,000          $3.31       1,046,000          $3.63      1,217,000          $3.51
                            =========                      =========                     =========

Exercisable - end of year     655,000          $3.25         492,000          $3.34        359,000          $3.13

Company options outstanding and options exercisable are as follows at May 31, 2000:

                                           Weighted-Average
         Range of           Number           Remaining          Weighted-Average        Number       Weighted-Average
      Exercise Prices     Outstanding    Contractual Life        Exercise Price      Exercisable     Exercise Price
                                               (yrs)
      ---------------     -----------    -----------------       ---------------     -----------     --------------
    $ 0.21    $ 0.21          13,000             0.84                  $0.21             13,000            $0.21

    $ 2.88 -  $ 4.00         975,000             7.45                  $3.26            631,000            $3.28

    $ 5.00 -  $ 5.50          45,000             8.31                  $5.17             11,000            $5.17

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), but continues to apply Accounting Principles' Board Opinion No. 25 and related interpretations in the accounting for its stock option plans. If the Company had adopted the expense recognition provisions of SFAS No. 123 for purposes of determining compensation expense related to stock options granted during the years ended May 31, 2000, 1999 and 1998, net income and net income per common share would have been changed to the pro forma amounts shown below:

                                                  Year Ended May 31,
                                      ---------------------------------------
                                         2000           1999           1998
                                         ----           ----           ----
Net income
   As reported                        $2,433,000     $1,953,000      $832,000
   Pro forma                          $2,040,000     $1,491,000      $504,000

Net income per common share -
   assuming dilution
   As reported                        $     0.47     $    0.36       $  0.18
   Pro forma                          $     0.39     $    0.28       $  0.11

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option granted during fiscal year 2000, 1999 and 1998 was estimated on the date of grant using an option-pricing model (Black-Scholes) with the following weighted average assumptions: (i) no dividend yield, (ii) an expected volatility of 76 percent, 80 percent and 84 percent for fiscal years 2000, 1999 and 1998, respectively, (iii) a risk-free interest rate of 5.90 percent, 5.18 percent and 5.55 percent for fiscal years 2000, 1999 and 1998, respectively, and (iv) an expected option life of five years. Based upon the above assumptions, the weighted average fair value at grant date of options granted during fiscal years 2000, 1999 and 1998 were $2.04, $3.49 and $2.76, respectively. The effects of applying SFAS No. 123 in the pro forma disclosures are not likely to be representative of the effects on pro forma net income for future years because variables such as option grants, exercises, and stock price volatility included in the disclosures may not be indicative of future activity. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan providing for the sale of shares of common stock to eligible employees. Employees can designate up to 10 percent of their compensation for the purchase of stock. The purchase price is the lesser of 85 percent of the fair market value of the stock on either the date of grant of a six-month purchase option or the date the purchase option is exercised. The plan was effective June 1, 1996 and amended August 11, 2000 and provides for the sale of 450,000 shares of common stock to eligible employees over an eight-year period. During the years ended May 31, 2000, 1999 and 1998, 75,000, 80,000 and 62,000 shares of common stock were issued under the plan for an aggregate purchase price of $215,000, $279,000 and $162,000, respectively.

Retirement savings plan

The Company has a contributory retirement savings plan (401(k) Plan) which covers eligible employees who qualify as to age and length of service. The plan, effective March 1, 1996, allows participants to contribute up to 15 percent of their eligible wages, subject to maximum contribution limitations imposed by the IRS. The expense of the plan, consisting of discretionary Company contributions, was $330,000, $269,000 and $158,000 for the years ended May 31, 2000, 1999 and
1998, respectively.

NOTE 10 - INCOME TAXES:

The provision for income taxes consists of the following:

                                      Year Ended May 31,
                 ------------------------------------------------------------
                       2000                  1999                1998
                 -------------------  -------------------  ------------------
Current:
   Federal       $        1,806,000   $          950,000   $         417,000
   State                    372,000              184,000              87,000
                 ------------------   ------------------   -----------------
                          2,178,000            1,134,000             504,000
                 ------------------   ------------------   -----------------
Deferred:
   Federal                 (307,000)            (359,000)            (32,000)
   State                    (63,000)             (70,000)             (7,000)
                 ------------------   ------------------   -----------------
                           (370,000)            (429,000)            (39,000)
                 ------------------   ------------------   -----------------
                 $        1,808,000   $          705,000   $         465,000
                 ==================   ==================   =================

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A reconciliation of income tax provision based on the federal statutory rate and the Company's actual income tax provision is as follows:

                                                                     Year Ended May 31,
                                                     -----------------------------------------------
                                                         2000              1999              1998
                                                         ----              ----              ----
Income tax at the federal statutory rate of 34%      $ 1,442,000       $   904,000       $   441,000
State taxes, net of federal benefit                      213,000           106,000            58,000
Nondeductible goodwill amortization                      124,000           124,000           124,000
Other permanent items                                     35,000            49,000            11,000
Valuation allowance                                           --          (397,000)         (351,000)
Other, net                                                (6,000)          (81,000)          182,000
                                                     -----------       -----------       -----------
                                                     $ 1,808,000       $   705,000       $   465,000
                                                     ===========       ===========       ===========

Deferred income tax assets and liabilities were comprised of the following:

                                                                  May 31,
                                                  ---------------------------------------
                                                        2000                  1999
                                                  -------------------   -----------------
Gross deferred tax assets:
   Accrued medical claims                         $          896,000    $         854,000
   Compensation not yet deductible
     for tax purposes                                        314,000              294,000
   Other                                                      35,000               65,000
                                                  ------------------    -----------------
   Total deferred tax assets                               1,245,000            1,213,000
                                                  ------------------    -----------------

Gross deferred tax liabilities:
   Depreciation                                               55,000              155,000
                                                  ------------------    -----------------
     Total gross deferred tax liabilities                     55,000              155,000
                                                  ------------------    -----------------
     Net deferred tax assets                      $        1,190,000    $       1,058,000
                                                  ==================    =================

In assessing the realizability of its deferred tax assets, the Company considers whether it is more likely than not that some or all of such assets will be realized. The Company has determined, as of May 31, 2000, that all of its deferred tax assets are more likely than not to be realized.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - STOCKHOLDERS' EQUITY:

On January 7, 1998 the Company entered into a purchase agreement with Beverly Enterprises, Inc., pursuant to which the Company received $1,000,000 and issued 200,000 shares of the Company's common stock at $5.00 per share. This transaction was effected pursuant to the exemption contained in section 4(2) of the Securities Act of 1933.

On September 28, 1998, the Company entered into an agreement to purchase approximately 15,000 shares of the Company's common stock at $5.00 per share from former Chief Executive Officer, James Burns. Also on that date, Mr. Burns exercised his option to purchase 75,000 shares of the Company's common stock at a price of $3.25 per share. Consideration for the 75,000 shares consisted of approximately 60,000 mature shares of the Company's common stock owned by Mr. Burns valued at $5.00 per share.

The Company has reserved an aggregate of 88,000 shares of common stock for issuance upon conversion of the note and exercise of the warrants held by the Brown GST Trust.

The authorized capital stock of the Company also includes 1,000,000 shares of Preferred Stock, $1,000 par value. No shares of Preferred Stock are currently outstanding. The Board of Directors has the authority to determine the rights and preferences of this preferred stock upon its issuance. On May 31, 1998, the Company redeemed and canceled all 6.85 shares of Voting Preferred Stock at par value plus accrued dividends.

NOTE 12 - RELATED PARTY TRANSACTIONS:

For the fiscal years ended May 31, 2000, 1999 and 1998, the Company generated management fees of $10,107,000, $7,772,000 and $2,820,000 from Rio Grande HMO, of which Rogers Coleman, former Director of the Company, was Chairman of its parent organization.

For the fiscal years ended May 31, 2000, 1999 and 1998, the Company incurred legal fees for general legal services of $54,000, $49,000 and $74,000, respectively, from the law firm of Bell, Boyd and Lloyd, of which William G. Brown, Director and former Secretary of the Company, is a member.

For the fiscal years ended May 31, 2000 and 1999, the Company made service payments of $1,136,000 and $379,000, respectively, to the Gardens Care Center, a nursing facility owned by Dr. Lingenfelter, a Director of the Company.

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION:

                                                Year Ended May 31,
                                    ------------------------------------------
                                       2000            1999            1998
                                       ----            ----            ----
Cash paid during the year for:
   Income taxes                     $1,896,000      $1,417,000      $  281,000
   Interest                         $1,119,000      $   99,000      $   99,000

The Company acquired software under financing arrangements totaling $1,690,000 in fiscal 2000. The Company issued common shares to certain executives in exchange for notes receivable totaling $690,000 in fiscal 2000.

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

In the opinion of management, all adjustments necessary for a fair presentation of the financial results for interim periods have been included in the unaudited financial information presented below. These adjustments are only of a normal and recurring nature. These interim results of operations are not necessarily indicative of the results to be expected for the full year.

                                                                        Three Months Ended

                                           -----------------------------------------------------------------------------
                                               May 31,           February 29,        November 30,          August 31,
                                                 2000                2000                1999                 1999
                                           -----------------    ---------------     ----------------     ---------------
Revenues                                     $   51,771,000     $   49,650,000      $    24,574,000         $23,609,000
Total costs and expenses                         51,065,000         48,526,000           23,837,000          23,385,000
Operating income                                    706,000          1,124,000              737,000             224,000
Net income                                          895,000            809,000              515,000             214,000
Net income per share:
   Basic                                               0.18               0.17                 0.11                0.04
   Assuming dilution                                   0.17               0.16                 0.10                0.04

                                                                        Three Months Ended

                                           -----------------------------------------------------------------------------
                                               May 31,           February 28,        November 30,          August 31,
                                                1999                 1999                1998                 1998
                                           ----------------     ---------------     ----------------     ---------------
Revenues                                     $  23,936,000      $   21,573,000     $     20,639,000         $19,244,000
Total costs and expenses                        23,391,000          21,209,000           20,039,000          18,687,000
Operating income                                   545,000             364,000              600,000             557,000
Net income                                         421,000             618,000              492,000             422,000
Net income per share:
   Basic                                              0.09                0.13                 0.10                0.09
Assuming dilution                                     0.08                0.11                 0.09                0.08

                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - BUSINESS SEGMENTS:

The Company's principal business segments are:

         - Health plan operations - risk contracts, is engaged in the business of administering risk-based managed care plans and programs in two states. The segment is comprised of the operations of Ventana, AHC and Lifemark of Texas.

         - Health plan operations - management contracts, is engaged in the management of managed care plans and programs in three states. The segment is comprised of the contracts with AlohaCare, Community Choice Michigan and Lovelace Community Health Plan.

The Company has accumulated all other services within the diversified services category. This category consists of the operations in California and Indiana, as well as the operations of Lifemark at Home and Lifemark Care Connection.

During fiscal year 2000, the Company modified the structure of its internal organization in a manner that caused the composition of its reportable segments to change. As such, segment information for previously reported periods has been restated to reflect this change. Following is a tabulation of business segment information for each of the past three years. Corporate allocations have been provided on a consistent basis.

                                                             As of and for the Year Ended May 31, 2000
                                             -------------------------------------------------------------------------
                                             Health Plan Operations
                                             ---------------------------------

                                                 Risk              Management         Diversified
                                               Contracts           Contracts           Services             Totals
Total revenues from reportable segments      $ 113,986,000       $  21,113,000       $  16,047,000       $ 151,146,000
Intersegment revenues                                   --                  --          (1,542,000)         (1,542,000)
                                             -------------       -------------       -------------       -------------


    Total consolidated revenues              $ 113,986,000       $  21,113,000       $  14,505,000       $ 149,604,000
                                             =============       =============       =============       =============

Interest income                              $   1,642,000       $     127,000       $      99,000       $   1,868,000
Interest expense                                   157,000             149,000             112,000             418,000
                                             -------------       -------------       -------------       -------------
    Net interest income (expense)            $   1,485,000       $     (22,000)      $     (13,000)      $   1,450,000
                                             =============       =============       =============       =============

Depreciation and amortization                $     821,000       $     812,000       $     660,000       $   2,293,000
                                             =============       =============       =============       =============

Segment income (loss) before taxes           $    (652,000)      $   4,579,000       $     314,000       $   4,241,000
Income tax expense (benefit)                      (278,000)          1,952,000             134,000           1,808,000
                                             -------------       -------------       -------------       -------------
    Net income (loss)                        $    (374,000)      $   2,627,000       $     180,000       $   2,433,000
                                             =============       =============       =============       =============

Expenditures for capital assets              $     970,000       $     959,000       $     780,000       $   2,709,000
                                             =============       =============       =============       =============

Total segment assets                         $  52,536,000       $   6,282,000       $   8,022,000       $  66,840,000
Intersegment assets                             (6,874,000)                 --          (1,063,000)         (7,937,000)
                                             -------------       -------------       -------------       -------------
    Total assets                             $  45,662,000       $   6,282,000       $   6,959,000       $  58,903,000
                                             =============       =============       =============       =============

   46
                              LIFEMARK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                             As of and for the Year Ended May 31, 1999
                                             ---------------------------------------------------------------------
                                              Health Plan Operations
                                             -------------------------------


                                                 Risk            Management         Diversified
                                               Contracts          Contracts          Services             Totals
                                               ---------          ---------          --------             ------
Total revenues from reportable segments      $ 46,041,000       $ 26,911,000       $ 13,611,000       $ 86,563,000
Intersegment revenues                                  --                 --         (1,171,000)        (1,171,000)
                                             ------------       ------------       ------------       ------------

    Total consolidated revenues              $ 46,041,000       $ 26,911,000       $ 12,440,000       $ 85,392,000
                                             ============       ============       ============       ============

Interest income                              $    802,000       $    105,000       $     50,000       $    957,000
Interest expense                                   55,000            210,000            100,000            365,000
                                             ------------       ------------       ------------       ------------
    Net interest income (expense)            $    747,000       $   (105,000)      $    (50,000)      $    592,000
                                             ============       ============       ============       ============

Depreciation and amortization                $    447,000       $  1,183,000       $    601,000       $  2,231,000
                                             ============       ============       ============       ============

Segment income before taxes                  $    976,000       $    749,000       $    933,000       $  2,658,000
Income tax expense                                259,000            199,000            247,000            705,000
                                             ------------       ------------       ------------       ------------
    Net income                               $    717,000       $    550,000       $    686,000       $  1,953,000
                                             ============       ============       ============       ============

Expenditures for capital assets              $    346,000       $    853,000       $    378,000       $  1,577,000
                                             ============       ============       ============       ============

Total segment assets                         $ 31,929,000       $  6,934,000       $  5,307,000       $ 44,170,000
Intersegment assets                            (8,941,000)                --           (409,000)        (9,350,000)
                                             ------------       ------------       ------------       ------------

    Total assets                             $ 22,988,000       $  6,934,000       $  4,898,000       $ 34,820,000
                                             ============       ============       ============       ============


                                                          As of and for the Year Ended May 31, 1998
                                             -----------------------------------------------------------------------
                                             Health Plan Operations
                                             -------------------------------

                                                 Risk             Management       Diversified
                                               Contracts          Contracts          Services             Totals
                                               ---------          ---------          --------             ------
Total revenues from reportable segments      $ 39,772,000       $ 17,831,000       $ 10,397,000       $ 68,000,000
Intersegment revenues                                  --         (1,080,000)          (926,000)        (2,006,000)
                                             ------------       ------------       ------------       ------------


    Total consolidated revenues              $ 39,772,000       $ 16,751,000       $  9,471,000       $ 65,994,000
                                             ============       ============       ============       ============

Interest income                              $    772,000       $     57,000       $     27,000       $    856,000
Interest expense                                   56,000            217,000            104,000            377,000
                                             ------------       ------------       ------------       ------------
    Net interest income (expense)            $    716,000       $   (160,000)      $    (77,000)      $    479,000
                                             ============       ============       ============       ============


Depreciation and amortization                $    503,000       $  1,012,000       $    473,000       $  1,988,000
                                             ============       ============       ============       ============

Segment income (loss) before taxes           $    880,000       $ (1,144,000)      $  1,561,000       $  1,297,000
Income tax expense (benefit)                      315,000           (410,000)           560,000            465,000
                                             ------------       ------------       ------------       ------------
    Net income (loss)                        $    565,000       $   (734,000)      $  1,001,000       $    832,000
                                             ============       ============       ============       ============

Expenditures for capital assets              $    813,000       $  1,237,000       $    459,000       $  2,509,000
                                             ============       ============       ============       ============

Total segment assets                         $ 28,863,000       $  6,587,000       $  4,207,000       $ 39,657,000
Intersegment assets                            (7,624,000)                --           (310,000)        (7,934,000)
                                             ------------       ------------       ------------       ------------


    Total assets                             $ 21,239,000       $  6,587,000       $  3,897,000       $ 31,723,000
                                             ============       ============       ============       ============

                              LIFEMARK CORPORATION

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT


                                  BALANCE SHEET

                                                                               MAY 31,
                                                                   -------------------------------
                                                                        2000               1999
                                                                        ----               ----
ASSETS

Current assets:
   Cash and cash equivalents                                       $  7,579,000       $  3,908,000
   Accounts and notes receivable and unbilled services, net           1,940,000          3,800,000
   Due from subsidiaries                                              1,107,000            974,000
   Prepaid expenses and other current assets                            663,000            847,000
   Deferred income taxes                                                329,000            333,000
                                                                   ------------       ------------
          Total current assets                                       11,618,000          9,862,000

Related party notes receivable                                               --            169,000
Property and equipment, net                                           6,331,000          4,205,000
Goodwill, net                                                         2,097,000          2,462,000
Investment in subsidiaries                                            6,297,000          7,879,000
Performance bonds                                                     2,917,000                 --
Other assets                                                            155,000            276,000
                                                                   ------------       ------------
Total assets                                                       $ 29,415,000       $ 24,853,000
                                                                   ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                $  1,027,000       $    744,000
   Accrued expenses                                                   5,286,000          3,501,000
   Current portion of related party long-term debt                           --            876,000
   Current portion of long-term debt                                  1,273,000             23,000
                                                                   ------------       ------------
          Total current liabilities                                   7,586,000          5,144,000

   Long-term debt                                                     2,941,000            211,000
   Related party long-term debt                                         300,000          3,440,000
   Deferred income taxes                                                 55,000            155,000
                                                                   ------------       ------------
          Total liabilities                                          10,882,000          8,950,000
                                                                   ------------       ------------

Commitments and contingencies                                                --                 --

Stockholders' equity:
   Common stock, $0.01 par value
     Authorized - 10,000,000 shares

     Issued and outstanding - 5,118,000 and 4,808,000 shares,
       respectively                                                      51,000             48,000
   Capital in excess of par value                                    17,050,000         16,148,000
   Interest in earnings of subsidiaries                               3,093,000          2,925,000
   Stockholder notes receivable                                        (708,000)                --
   Accumulated deficit                                                 (953,000)        (3,218,000)
                                                                   ------------       ------------
       Total stockholders' equity                                    18,533,000         15,903,000
                                                                   ------------       ------------
                                                                   $ 29,415,000       $ 24,853,000
                                                                   ============       ============

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION
--------------------------------------------------------------------------------
           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT


                             STATEMENT OF OPERATIONS

                                                      FOR THE YEARS ENDED MAY 31,
                                          ----------------------------------------------------
                                              2000                1999                1998
                                          ------------        ------------        ------------
Revenues                                  $ 51,671,000        $ 44,214,000        $ 30,951,000
                                          ------------        ------------        ------------

Direct cost of operations                   27,828,000          24,031,000          18,443,000
Marketing, sales and administrative         19,864,000          18,994,000          12,694,000
                                          ------------        ------------        ------------

     Total costs and expenses               47,692,000          43,025,000          31,137,000
                                          ------------        ------------        ------------

Operating income (loss)                      3,979,000           1,189,000            (186,000)
                                          ------------        ------------        ------------

Interest income                                361,000             183,000             154,000
Interest expense                              (421,000)           (393,000)           (432,000)
                                          ------------        ------------        ------------

Net interest expense                           (60,000)           (210,000)           (278,000)
                                          ------------        ------------        ------------

Income (loss)
   before income taxes                       3,919,000             979,000            (464,000)

Provision for income taxes                   1,654,000             471,000              13,000
                                          ------------        ------------        ------------

Net income (loss)
   before earnings of subsidiaries           2,265,000             508,000            (477,000)
Income in subsidiaries                         168,000           1,445,000           1,309,000
                                          ------------        ------------        ------------

Net income                                $  2,433,000        $  1,953,000        $    832,000
                                          ============        ============        ============



        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION
--------------------------------------------------------------------------------
           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT


                             STATEMENT OF CASH FLOWS

                                                                    FOR THE YEARS ENDED MAY 31,
                                                          -------------------------------------------------
                                                              2000               1999               1998
                                                          -----------        -----------        -----------
Cash flows from operating activities:
   Net income                                             $ 2,433,000        $ 1,953,000        $   832,000
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                          2,293,000          2,231,000          1,941,000
     (Gain) loss on sale of property and equipment             22,000            (10,000)            31,000
     Deferred income taxes                                    (96,000)            46,000           (118,000)
     Interest on long term debt                                    --            297,000            285,000
     Tax benefit from exercise of stock options                    --            111,000                 --
     Income in subsidiaries                                  (168,000)        (1,445,000)        (1,309,000)
     Interest on stockholder note receivable                  (18,000)                --                 --
     Dividends received from subsidiaries                   2,000,000                 --          1,700,000
   Changes in assets and liabilities:
       Accounts receivable and unbilled services            1,860,000         (1,398,000)           236,000
       Due from subsidiaries                                 (133,000)          (139,000)          (579,000)
       Prepaid expenses and other current assets              184,000           (474,000)           770,000
       Other assets                                           121,000           (104,000)           (27,000)
       Accounts payable                                       283,000            165,000            179,000
       Accrued expenses                                     1,785,000            318,000            918,000
       Related party interest                                (710,000)                --                 --
                                                          -----------        -----------        -----------
   Net cash provided by operating activities                9,856,000          1,551,000          4,859,000
                                                          -----------        -----------        -----------

Cash flows from investing activities:
   Investment in subsidiary                                  (250,000)                --         (1,700,000)
   Purchase of property and equipment                      (2,709,000)        (1,577,000)        (2,509,000)
   Proceeds from sale of property and equipment               323,000            164,000              9,000
   Increase in assets securing performance bond            (2,917,000)                --                 --
   Related party note receivable                              169,000             11,000            492,000
                                                          -----------        -----------        -----------
Net cash used in investing activities                      (5,384,000)        (1,402,000)        (3,708,000)
                                                          -----------        -----------        -----------

Cash flows from financing activities:
   Cash received from related parties                              --                 --              5,000
   Issuance of long-term debt                               3,154,000            234,000                 --
   Payment of long-term debt                               (4,170,000)          (555,000)          (473,000)
   Redemption of voting preferred stock                            --                 --             (7,000)
   Issuance of common stock                                   215,000            712,000          1,208,000
   Repurchase of common stock                                      --           (376,000)                --
                                                          -----------        -----------        -----------
Net cash provided by (used in) financing activities          (801,000)            15,000            733,000
                                                          -----------        -----------        -----------

Net increase in cash and cash equivalents                   3,671,000            164,000          1,884,000
Cash and cash equivalents, beginning of period              3,908,000          3,744,000          1,860,000
                                                          -----------        -----------        -----------
Cash and cash equivalents, end of period                  $ 7,579,000        $ 3,908,000        $ 3,744,000
                                                          ===========        ===========        ===========



        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION
--------------------------------------------------------------------------------
           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                    NOTES TO CONDENSED FINANCIAL INFORMATION



NOTE 1 - BASIS OF PRESENTATION:

The condensed financial statements of the registrant ("Lifemark") should be read in conjunction with the consolidated financial statements, which are included elsewhere herein. On June 1, 1997, the operations of Managed Care Solutions of Arizona, Inc., an Arizona Corporation, were merged with those of Managed Care Solutions of Arizona, Inc., a Delaware Corporation. The increase in total assets of $3,242,000 and total liabilities of $3,611,000 has been treated as a non-cash transaction for the purpose of the Statement of Cash Flows.

NOTE 2 - DIVIDENDS:

In June 2000, Lifemark made capital contributions of $1,250,000 in Ventana, a wholly owned subsidiary. In June 1997, Lifemark invested $1,700,000 in AHC, a wholly owned subsidiary.

Ventana declared and paid out two separate cash dividends to Lifemark, $1,000,000 each in January 2000 and March 2000, respectively. Ventana declared and paid out a cash dividend to Lifemark of $1,700,000 in June 1997.

NOTE 3 - RELATED PARTY TRANSACTIONS:

The following is a list of transactions with related parties. All accounts below have been eliminated in consolidation.


                                                                         For the years ended May 31,
                                                           --------------------------------------------------------
                                                                2000                1999                1998
                                                           ----------------   ------------------  -----------------
Management fee revenues - Ventana                          $     4,428,000    $       3,177,000   $      2,728,000
Management fee revenues - AHC                                    2,044,000            1,703,000          1,444,000
Management fee revenues - Lifemark at Home                         365,000              211,000                  -
Management fee revenues - Lifemark of Texas                      5,486,000                    -                  -



                                                                                            May 31,
                                                                              -------------------------------------
                                                                                    2000                 1999
                                                                              ------------------    ---------------
Intercompany receivable - Lifemark at Home                                    $         548,000   $        323,000
Intercompany receivable - Ventana                                                       672,000            846,000
Intercompany payable - AHC                                                               49,000            195,000
Intercompany payable - Lifemark of Texas                                                 67,000                  -
Current portion of long-term debt - Ventana                                                   -            166,000

                              LIFEMARK CORPORATION
--------------------------------------------------------------------------------
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS



                                         Balance at      Charged to     Charged to                      Balance at
                                        Beginning of     Costs and        Other                             End
Description                                Period         Expenses       Accounts    Deductions (1)      of Period
-----------                                ------         --------       --------    ----------          ---------
YEAR ENDED MAY 31, 1998

Allowance for doubtful accounts         $1,464,000     $   23,000      $         -   $  (874,000)      $    613,000
Tax valuation allowance                     748,000             -                -      (351,000)           397,000

YEAR ENDED MAY 31, 1999

Allowance for doubtful accounts         $   613,000    $        -      $         -   $  (578,000)      $     35,000
Tax valuation allowance                     397,000             -                -      (397,000)                 -

YEAR ENDED MAY 31, 2000

Allowance for doubtful accounts         $    35,000    $        -      $         -   $         -       $     35,000


(1) Deductions from allowance for doubtful accounts represents changes in estimated collectible balances.

                                                                         ANNEX F


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

           [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended November 30, 2000


                         Commission File Number 0-19393


                              LIFEMARK CORPORATION
             (Exact name of registrant as specified in its charter)


          Delaware                                               36-3338328
State or other jurisdiction of                                (I.R.S. Employer
incorporation or organization)                               Identification No.)

                             7600 North 16th Street
                                    Suite 150
                             Phoenix, Arizona 85020
                    (Address of principal executive offices)
                                   (Zip Code)

                                  602-331-5100
              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X    No
    -----      -----

There were 5,198,076 shares of common stock outstanding as of December 31, 2000.

                                TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
Part I            Financial Information


       Item 1.    Financial Statements


                  Consolidated Balance Sheets.........................................................3


                  Consolidated Statements of Income...................................................4


                  Consolidated Statements of Cash Flows...............................................5


                  Notes to Unaudited Consolidated Financial Statements.............................6-10


       Item 2.    Management's Discussion and Analysis of Financial Condition and Results of
                  Operations.........................................................................11


       Item 3.    Quantitative and Qualitative Disclosures About Market Risk.........................15


Part II           OTHER INFORMATION


       Item 6.    Exhibits and Reports on Form 8-K...................................................15

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                              LIFEMARK CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                             Nov. 30, 2000          May 31, 2000
                                                                          ------------------      ----------------
                                                                              (Unaudited)

ASSETS
------

Current Assets:
   Cash and cash equivalents, including restricted cash of $15,583,000
      and $11,635,000, respectively                                       $       19,965,000      $     19,205,000
   Accounts and notes receivable and unbilled services, net                       25,014,000            19,276,000
   Deferred income taxes                                                           1,221,000             1,245,000
   Prepaid expenses and other current assets                                         782,000               729,000
                                                                          ------------------      ----------------
      Total current assets                                                        46,982,000            40,455,000

Property and equipment, net                                                        6,763,000             6,331,000
Performance bonds                                                                 10,878,000             9,740,000
Goodwill, net                                                                      1,915,000             2,097,000
Other assets                                                                         362,000               280,000
                                                                          ------------------      ----------------
      Total assets                                                        $       66,900,000      $     58,903,000
                                                                          ==================      ================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current Liabilities:
   Accounts payable                                                       $          559,000      $        912,000
   Accrued medical claims                                                         33,250,000            27,781,000
   Risk pool payable                                                               1,254,000               455,000
   Related party risk pool payable                                                   107,000               154,000
   Accrued compensation                                                            2,831,000             2,889,000
   Other accrued expenses                                                          4,353,000             3,610,000
   Current portion of long-term debt                                               1,300,000             1,273,000
                                                                          ------------------      ----------------
      Total current liabilities                                                   43,654,000            37,074,000

Long-term debt                                                                     2,309,000             2,941,000
Related party long-term debt                                                         300,000               300,000
Deferred income taxes                                                                 26,000                55,000
                                                                          ------------------      ----------------
      Total liabilities                                                           46,289,000            40,370,000
                                                                          ------------------      ----------------

Commitments and Contingencies                                                              -                     -

Stockholders' Equity:
   Common stock, $0.01 par value
      Authorized - 10,000,000 shares
      Issued and outstanding - 5,159,000 and 5,118,000 shares, respectively           52,000                51,000
   Capital in excess of par value                                                 17,259,000            17,050,000
   Stockholder notes receivable                                                     (728,000)             (708,000)
   Unearned compensation                                                            (146,000)                    -
   Retained earnings                                                               4,174,000             2,140,000
                                                                          ------------------      ----------------
      Total stockholders' equity                                                  20,611,000            18,533,000
                                                                          ------------------      ----------------
                                                                          $       66,900,000      $     58,903,000
                                                                          ==================      ================

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)

                                                   Three Months Ended                       Six Months Ended
                                            ---------------------------------       ---------------------------------
                                             November 30,       November 30,         November 30,       November 30,
                                                 2000               1999                 2000               1999
                                            ---------------    --------------       --------------     --------------


Revenues                                    $    52,225,000    $   24,574,000       $  105,708,000     $   48,183,000
                                            ---------------    --------------       --------------     --------------

Direct cost of operations                        45,058,000        18,764,000           91,520,000         36,614,000
Marketing, sales and administrative               5,930,000         5,073,000           11,751,000         10,608,000
                                            ---------------    --------------       --------------     --------------

   Total costs and expenses                      50,988,000        23,837,000          103,271,000         47,222,000
                                            ---------------    --------------       --------------     --------------

Operating income                                  1,237,000           737,000            2,437,000            961,000
                                            ---------------    --------------       --------------     --------------

Interest income                                     856,000           266,000            1,699,000            521,000
Interest expense                                    (94,000)          (93,000)            (215,000)          (193,000)
                                            ---------------    --------------       --------------     --------------

   Net interest income                              762,000           173,000            1,484,000            328,000
                                            ---------------    --------------       --------------     --------------

Income before income taxes                        1,999,000           910,000            3,921,000          1,289,000

Provision for income taxes                        1,061,000           395,000            1,887,000            560,000
                                            ---------------    --------------       --------------     --------------

Net income                                  $       938,000    $      515,000       $    2,034,000     $      729,000
                                            ===============    ==============       ==============     ==============

Net income per share--basic                 $          0.19    $         0.11       $         0.40     $         0.15
                                            ===============    ==============       ==============     ==============

Weighted average common
   shares outstanding--basic                      5,060,000         4,808,000            5,047,000          4,808,000
                                            ===============    ==============       ==============     ==============

Net income per share--assuming dilution     $          0.16    $         0.10       $         0.35     $         0.14
                                            ===============    ==============       ==============     ==============

Weighted average common shares
   outstanding--assuming dilution                 5,808,000         5,683,000            5,728,000          5,700,000
                                            ===============    ==============       ==============     ==============

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                        Six Months Ended
                                                            ------------------------------------------
                                                               November 30,            November 30,
                                                                   2000                    1999
                                                            -------------------    -------------------

Cash flows from operating activities:
   Net income                                               $        2,034,000     $          729,000
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Bad debt expense                                                        -                  8,000
     Depreciation and amortization                                   1,502,000              1,075,000
     (Gain) loss on sale of property and equipment                     (11,000)                 5,000
     Deferred income taxes                                              (5,000)               197,000
     Interest on long-term debt                                              -                125,000
     Interest on stockholder note receivable                           (20,000)                     -
     Stock based compensation                                           16,000                      -
     Changes in assets and liabilities:
       Accounts receivable and unbilled services                    (5,738,000)               516,000
       Prepaid expenses and other current assets                       (53,000)              (332,000)
       Accounts payable                                               (353,000)              (191,000)
       Accrued medical claims                                        5,469,000                588,000
       Risk pool payable                                               799,000                149,000
       Related party risk pool payable                                 (47,000)                 9,000
       Accrued compensation                                            (58,000)              (191,000)
       Accrued expenses                                                743,000                705,000
       Other assets                                                    (82,000)                94,000
                                                            ------------------     ------------------
Net cash provided by operating activities                            4,196,000              3,486,000
                                                            ------------------     ------------------

Cash flows from investing activities:
   Purchase of property and equipment                               (1,786,000)            (1,855,000)
   Proceeds from sale of property and equipment                         45,000                285,000
   Proceeds from maturity/sale of short-term investments                     -                501,000
   Proceeds from related party notes receivable                              -                181,000
   Proceeds from maturity of assets securing performance
     bond                                                                    -              1,233,000
   Increase in assets securing performance bond                     (1,138,000)            (3,631,000)
                                                            ------------------     ------------------
Net cash used in investing activities                               (2,879,000)            (3,286,000)
                                                            ------------------     ------------------

Cash flows from financing activities:
   Issuance of long-term debt                                           94,000                562,000
   Principal payment on long-term debt                                (699,000)              (784,000)
   Proceeds from common stock issuance                                  48,000                114,000
                                                            ------------------     ------------------
Net cash used in financing activities                                 (557,000)              (108,000)
                                                            ------------------     ------------------

Net increase in cash and cash equivalents                              760,000                 92,000
Cash and cash equivalents, beginning of period                      19,205,000             13,792,000
                                                            ------------------     ------------------
Cash and cash equivalents, end of period                    $       19,965,000     $       13,884,000
                                                            ==================     ==================

        The accompanying notes are an integral part of these statements.

                              LIFEMARK CORPORATION
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS
---------------------------

Lifemark Corporation ("Lifemark" or the "Company"), formerly Managed Care Solutions, Inc., is a provider of health plan and care management service to high risk populations, including vulnerable, frail, elderly and chronically ill individuals on a national basis. Based in Phoenix, Arizona, Lifemark has regional offices in Arkansas, California, Indiana, Michigan, New Mexico and Texas.

Two subsidiaries of the Company, Ventana Health Systems, Inc. ("Ventana") and Arizona Health Concepts, Inc. ("AHC"), derive substantially all of their revenues through contracts with the Arizona Health Care Cost Containment System Administration ("AHCCCSA") to provide specified long-term and primary care health services, respectively, to qualified members. The contract periods expire September 30, 2001 and September 30, 2002 for Ventana and AHC, respectively. In June 2000, Ventana was awarded a contract for Maricopa County which began on October 1, 2000 and expires September 30, 2003. Each contract provides for fixed monthly premiums, based on negotiated per capita enrollee rates. Ventana and AHC subcontract with nursing homes, hospitals, physicians, and other medical providers within Arizona to care for Arizona Health Care Cost Containment System ("AHCCCS") members. Effective July 17, 2000, Ventana and AHC began conducting business as Lifemark Health Plans.

In October 2000, the Company decided to terminate the operations of AHC. Pursuant to the Company's contract with AHCCCSA, a notification and transition will take place with the cessation of operations expected to occur on February 28, 2001. AHC contributed revenues of $5,728,000 and $4,895,000 for the three month periods ended November 30, 2000 and 1999, respectively, and incurred direct costs of operations of $5,893,000 and $5,217,000, respectively. For the six months ended November 30, 2000 and 1999, AHC contributed revenues of $11,324,000 and $9,659,000, respectively, and incurred direct costs of operations of $11,706,000 and $10,079,000, respectively.

Lifemark of Texas, Inc., another subsidiary of the Company, derives substantially all of its revenue through a contract with Rio Grande HMO, Inc. ("RGHMO"), a subsidiary of Health Care Service Corporation ("HCSC"), to share financial risk in the State of Texas' STAR+PLUS program contract in Harris County, Texas.

NOTE 2 - NET INCOME PER SHARE
-----------------------------

Net income per share - basic is computed by dividing net income by the weighted average number of common shares outstanding during each period. Net income per share assuming dilution is computed by dividing net income by the weighted average number of common shares outstanding during the period after giving effect to dilutive stock options and warrants and adjusted for dilutive common shares assumed to be issued on conversion of the Company's convertible loans.

The following is the computation of the reconciliation of the numerators and denominators of net income per common share - basic and net income per common share - assuming dilution in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

                                                                         Three Months Ended
                                          -----------------------------------------------------------------------------

                                                      November 30, 2000                       November 30, 1999
                                          -------------------------------------   -------------------------------------

                                            Income         Shares      Per Share    Income        Shares      Per Share
                                          (Numerator)  (Denominator)    Amount    (Numerator)  (Denominator)   Amount
                                           ---------    -----------    --------    ---------    -----------   --------

Net income per common share, basic:
   Income available to common
     stockholders                         $  938,000      5,158,000               $  515,000      4,932,000
   Reduction in shares outstanding
     in connection with stockholder
     notes receivable and unvested
     restricted stock                         (6,000)       (98,000)                  (3,000)      (124,000)
                                          ----------   ------------               ----------   ------------
   Adjusted income available to
     common stockholders                     932,000      5,060,000     $   0.19     512,000      4,808,000   $    0.11
Effect of dilutive securities:
   Stock options, warrants and
     restricted shares                             -        670,000                        -         18,000
   Convertible notes                           3,000         78,000                   40,000        857,000
                                          ----------   ------------               ----------    -----------

Net income per common share,
   assuming dilution:
   Income available to common
     stockholders and assumed
     conversions                          $  935,000      5,808,000     $   0.16  $  552,000      5,683,000   $    0.10
                                          ==========   ============    =========  ==========   ============   =========


                                                                         Six Months Ended
                                          -----------------------------------------------------------------------------
                                                      November 30, 2000                       November 30, 1999
                                          -------------------------------------   -------------------------------------

                                            Income         Shares      Per Share    Income        Shares      Per Share
                                          (Numerator)  (Denominator)    Amount    (Numerator)  (Denominator)    Amount
                                           ---------    -----------    --------    ---------    -----------   ---------

Net income per common share, basic:
   Income available to common
     stockholders                         $2,034,000      5,157,000               $  729,000      4,870,000
   Reduction in shares outstanding
     in connection with stockholder
     notes receivable and unvested
     restricted stock                        (12,000)      (110,000)                  (3,000)       (62,000)
                                          ----------   ------------               ----------   ------------
   Adjusted income available to
     common shareholders                   2,022,000      5,047,000    $    0.40     726,000      4,808,000   $    0.15

Effect of dilutive securities:
   Stock options, warrants and
     restricted shares                             -        603,000                        -         35,000
   Convertible notes                           7,000         78,000                   79,000        857,000
                                          ----------   ------------               ----------   ------------

Net income per common share,
   assuming dilution:
   Income available to common
     stockholders and assumed
     conversions                          $2,029,000     5,728,000     $    0.35  $  805,000      5,700,000   $    0.14
                                          ==========   ===========     =========  ==========   ============   =========

NOTE 3 - ACCOUNTS AND NOTES RECEIVABLE
--------------------------------------

Third party accounts and notes receivable and unbilled services consist of the following:

                                            Nov. 30, 2000        May 31, 2000
                                         ------------------   -----------------

Due from Rio Grande HMO, Inc.            $       20,267,000   $      14,691,000
Contract management receivables                   2,918,000           2,239,000
Due from AHCCCSA                                  1,843,000           2,098,000
Interest receivable                                  15,000             208,000
Other                                                 5,000              75,000
                                         ------------------   -----------------
                                                 25,048,000          19,311,000
Less allowance for doubtful accounts                 34,000              35,000
                                         ------------------   -----------------
Net accounts and notes receivable        $       25,014,000   $      19,276,000
                                         ==================   =================


The amount due from RGHMO primarily represents revenue earned by Lifemark of Texas, Inc., which has contracted with RGHMO, a subsidiary of Health Care Services Corporation, as successor to Blue Cross Blue Shield of Texas.

The amounts due from AHCCCSA primarily include billed and unbilled reinsurance, SOBRA and capitation receivables.

NOTE 4 - Restrictions on Fund Transfers
---------------------------------------

Certain of the Company's operating subsidiaries are subject to state regulations, which require compliance with certain net worth, reserve and deposit requirements. To the extent the operating subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to the parent organization, Lifemark. Net assets of subsidiaries (after inter-company eliminations) which, at November 30, 2000, may not be transferred to Lifemark by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party are referred to as "Restricted Net Assets". Total Restricted Net Assets of these operating subsidiaries were $10,552,000 at November 30, 2000, with deposit and reserve requirements (performance bonds) representing $7,872,000 of the Restricted Net Assets and net worth requirements, in excess of deposit and reserve requirements, representing the remaining $2,680,000.

NOTE 5 - BUSINESS SEGMENTS
--------------------------

The Company's principal business segments are:
     o Health Plan Operations - Risk Contracts, which is engaged in the business of administering risk-based managed care plans and programs in two states. The segment is comprised of the operations of Ventana, AHC and Lifemark of Texas.
     o Health Plan Operations - Management Contracts, which is engaged in the management of managed care plans and programs in three states. The segment is comprised of the contracts with AlohaCare, Community Choice Michigan and Lovelace Community Health Plan.

The Company has grouped all other services within the Diversified Services segment. This category consists of the operations in California and Indiana, as well as the operations of Lifemark at Home and Lifemark Care Connection.

During fiscal year 2000, the Company modified the structure of its internal organization in a manner that caused the composition of its reportable segments to change. As such, segment information for previously reported periods has been restated to reflect this change. Following is a tabulation of business segment information for the three and six month periods ended November 30, 2000 and 1999. Corporate allocations have been provided on a consistent basis.

Information concerning operations by business segment follows:

                                                             For  the Three Months Ended November 30, 2000
                                                    -----------------------------------------------------------------
                                                         Health Plan Operations
                                                    --------------------------------
                                                         Risk           Management       Diversified
                                                       Contracts         Contracts         Services         Totals
                                                    -------------     --------------    ------------    -------------

Total revenues from reportable segments             $  42,293,000     $   10,926,000    $  4,683,000    $  57,902,000
Intersegment revenues                                           -         (5,128,000)       (549,000)      (5,677,000)
                                                    -------------     --------------    ------------    -------------
    Total consolidated revenues                     $  42,293,000     $    5,798,000    $  4,134,000    $  52,225,000
                                                    =============     ==============    ============    =============

Interest income                                     $     778,000     $       42,000    $     36,000    $     856,000
Interest expense                                           35,000             33,000          26,000           94,000
                                                    -------------     --------------     -----------    -------------
    Net interest income                             $     743,000     $        9,000    $     10,000    $     762,000
                                                    =============     ==============    ============    =============

Depreciation and amortization                       $     226,000     $      353,000    $    185,000    $     764,000
                                                    =============     ==============    ============    =============

Segment income before taxes                         $     672,000     $    1,006,000    $    321,000    $   1,999,000
Income tax expense                                        322,000            560,000         179,000        1,061,000
                                                    -------------     --------------    ------------    -------------
    Net income                                      $     350,000     $      446,000    $    142,000    $     938,000
                                                    =============     ==============    ============    =============

Expenditures for capital assets                     $     254,000     $      397,000    $    209,000    $     860,000
                                                    =============     ==============    ============    =============

Segment total assets                                $  64,876,000     $    6,435,000    $  8,293,000    $  79,604,000
Intersegment assets                                   (10,526,000)                 -      (2,178,000)     (12,704,000)
                                                    -------------     --------------    ------------    -------------
    Total assets                                    $  54,350,000     $    6,435,000    $  6,115,000    $  66,900,000
                                                    =============     ==============    ============    =============

                                                             For  the Three Months Ended November 30, 1999
                                                    -----------------------------------------------------------------
                                                         Health Plan Operations
                                                    --------------------------------
                                                         Risk           Management       Diversified
                                                       Contracts         Contracts         Services         Totals
                                                    -------------     --------------    ------------    -------------

Total revenues from reportable segments             $  12,935,000     $    9,430,000    $  4,011,000    $  26,376,000
Intersegment revenues                                           -         (1,442,000)       (360,000)      (1,802,000)
                                                    -------------     --------------    ------------    -------------
    Total consolidated revenues                     $  12,935,000     $    7,988,000    $  3,651,000    $  24,574,000
                                                    =============     ==============    ============    =============

Interest income                                     $     212,000     $       34,000    $     20,000    $     266,000
Interest expense                                           14,000             50,000          29,000           93,000
                                                    -------------     --------------     -----------    -------------
    Net interest income (expense)                   $     198,000     $      (16,000)   $     (9,000)   $     173,000
                                                    =============     ==============    ============    =============

Depreciation and amortization                       $      99,000     $      284,000    $    155,000    $     538,000
                                                    =============     ==============    ============    =============

Segment income (loss) before taxes                  $    (266,000)    $    1,137,000    $     39,000    $     910,000
Income tax expense (benefit)                             (115,000)           493,000          17,000          395,000
                                                    -------------     --------------    ------------    -------------
    Net income (loss)                               $    (151,000)    $      644,000    $     22,000    $     515,000
                                                    =============     ==============    ============    =============

Expenditures for capital assets                     $     200,000     $      574,000    $    314,000    $   1,088,000
                                                    =============     ==============    ============    =============

Segment total assets                                $  33,168,000     $    8,400,000    $  4,614,000    $  46,182,000
Intersegment assets                                    (8,981,000)                 -        (466,000)      (9,447,000)
                                                    -------------     --------------    ------------    -------------
    Total assets                                    $  24,187,000     $    8,400,000    $  4,148,000    $  36,735,000
                                                    =============     ==============    ============    =============

                                                              For  the Six Months Ended November 30, 2000
                                                    -----------------------------------------------------------------
                                                         Health Plan Operations
                                                    --------------------------------
                                                         Risk           Management      Diversified
                                                       Contracts         Contracts        Services         Totals
                                                    -------------     --------------    ------------    -------------

Total revenues from reportable segments             $  86,709,000     $   21,482,000    $  9,066,000    $ 117,257,000
Intersegment revenues                                           -        (10,512,000)     (1,037,000)     (11,549,000)
                                                    -------------     --------------    ------------    -------------
    Total consolidated revenues                     $  86,709,000     $   10,970,000    $  8,029,000    $ 105,708,000
                                                    =============     ==============    ============    =============

Interest income                                     $   1,527,000     $       93,000    $     79,000    $   1,699,000
Interest expense                                           80,000             75,000          60,000          215,000
                                                    -------------     --------------     -----------    -------------
    Net interest income                             $   1,447,000     $       18,000    $     19,000    $   1,484,000
                                                    =============     ==============    ============    =============

Depreciation and amortization                       $     444,000     $      688,000    $    370,000    $   1,502,000
                                                    =============     ==============    ============    =============

Segment income before taxes                         $   1,606,000     $    1,664,000    $    651,000    $   3,921,000
Income tax expense                                        773,000            801,000         313,000        1,887,000
                                                    -------------     --------------    ------------    -------------
    Net income                                      $     833,000     $      863,000    $    338,000    $   2,034,000
                                                    =============     ==============    ============    =============

Expenditures for capital assets                     $     528,000     $      818,000    $    440,000    $   1,786,000
                                                    =============     ==============    ============    =============

                                                              For  the Six Months Ended November 30, 1999
                                                    -----------------------------------------------------------------
                                                         Health Plan Operations
                                                    --------------------------------
                                                         Risk           Management       Diversified
                                                       Contracts         Contracts         Services        Totals
                                                    -------------     --------------    ------------    -------------

Total revenues from reportable segments             $  25,305,000     $   18,615,000    $  7,818,000    $  51,738,000
Intersegment revenues                                           -         (2,843,000)       (712,000)      (3,555,000)
                                                    -------------     --------------    ------------    -------------
    Total consolidated revenues                     $  25,305,000     $   15,772,000    $  7,106,000    $  48,183,000
                                                    =============     ==============    ============    =============

Interest income                                     $     416,000     $       66,000    $     39,000    $     521,000
Interest expense                                           30,000            103,000          60,000          193,000
                                                    -------------     --------------     -----------    -------------
    Net interest income (expense)                   $     386,000     $      (37,000)   $    (21,000)   $     328,000
                                                    =============     ==============    ============    =============

Depreciation and amortization                       $     205,000     $      576,000    $    294,000    $   1,075,000
                                                    =============     ==============    ============    =============

Segment income (loss) before taxes                  $    (216,000)    $    1,622,000    $   (117,000)   $   1,289,000
Income tax expense (benefit)                              (94,000)           705,000         (51,000)         560,000
                                                    -------------     --------------    ------------    -------------
    Net income (loss)                               $    (122,000)    $      917,000    $    (66,000)   $     729,000
                                                    =============     ==============    ============    =============

Expenditures for capital assets                     $     339,000     $    1,004,000    $    512,000    $   1,855,000
                                                    =============     ==============    ============    =============

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Lifemark Corporation ("Lifemark" or the "Company"), formerly Managed Care Solutions, Inc., is involved in a variety of health care programs, many of which serve indigent and Medicaid populations. Two subsidiaries of the Company, Ventana Health Systems, Inc. ("Ventana") and Arizona Health Concepts, Inc. ("AHC"), derive substantially all of their revenues through contracts with the Arizona Health Care Cost Containment System Administration ("AHCCCSA") to provide specified long-term and primary care health services, respectively, to qualified members. The contract periods expire September 30, 2001 and September 30, 2002 for Ventana and AHC, respectively. In June 2000, Ventana was awarded a contract for Maricopa County which began on October 1, 2000 and expires September 30, 2003. Each contract provides for fixed monthly premiums, based on negotiated per capita enrollee rates. Ventana and AHC subcontract with nursing homes, hospitals, physicians, and other medical providers within Arizona to care for members.

In October 2000, the Company decided to terminate the operations of AHC. Pursuant to the company's contract with AHCCCSA, a notification and transition will take place with the cessation of operations expected to occur on February 28, 2001. AHC contributed revenues of $5,728,000 and $4,895,000 for the three month periods ended November 30, 2000 and 1999, respectively, and incurred direct costs of operations of $5,893,000 and $5,217,000, respectively. For the six months ended November 30, 2000 and 1999, AHC contributed revenues of $11,324,000 and $9,659,000, respectively, and incurred direct costs of operations of $11,706,000 and $10,079,000, respectively.

Lifemark of Texas, Inc., another subsidiary of the Company, derives substantially all of its revenue through a contract with Rio Grande HMO, Inc. ("RGHMO"), a subsidiary of Health Care Service Corporation ("HCSC"), to share financial risk in the State of Texas' STAR+PLUS program contract in Harris County, Texas.

The Company also provides contract management services to county and state governmental units and other health care organizations. The Company has nine contracts for services, with multi-year terms that contemplate continued renewals, which expire at various dates through the year 2005.

On October 10, 2000, the Company announced that it has agreed to merge with EverCare, an operating unit of Ovations, which is a subsidiary of UnitedHealth Group. Lifemark shareholders will be entitled to receive shares of UnitedHealth Group Common Stock having a value of $63 million or $10.55 per Lifemark share on a fully diluted basis, so long as the average ten-day closing price of UnitedHealth Group stock immediately preceding the transaction close is at or between $47.50 and $56.50 per share. In the event the average ten-day closing price of UnitedHealth Group stock immediately preceding the transaction close is above $56.50 per share, Lifemark shareholders will receive a total of approximately 1,115,000 UnitedHealth Group shares and the merger consideration may thereby increase based on UnitedHealth Group's stock appreciation above $56.50. If the average ten-day closing price of UnitedHealth Group stock immediately preceding the transaction is at or between $44.00 and $47.50 per share, the value Lifemark shareholders will receive will decrease proportionately from $63 million or $10.55 per share to $60 million or $10.08 per share. If the average ten-day closing price of UnitedHealth Group Common Stock preceding the transaction close is below $44 per share, UnitedHealth Group has the option to pay $10.08 per share of merger consideration in either cash or shares of UnitedHealth Group Common Stock. The transaction is subject to approval by Lifemark's shareholders.

The proposed merger is described in the proxy statement/prospectus which will be sent to Lifemark shareholders in connection with the upcoming meeting of shareholders to vote on the merger. The proxy statement/prospectus is included in the registration statement on Form S-4 filed by UnitedHealth Group with the Securities and Exchange Commission. Shareholders are urged to read the proxy statement/prospectus carefully.

Results of Operations

Consolidated revenues for the three and six-month periods ended November 30, 2000 increased 113% and 119%, respectively, over the comparable periods of the previous fiscal year. For the three and six-month periods ended November 30, 2000, direct costs of operations increased 140% and 150%, respectively, over the same periods of the previous fiscal year. The increase in both revenues and expenses is primarily due to the financial risk-sharing agreement with RGHMO, as well as growth in enrollment in certain plans covered by management contracts and increases in membership for both Ventana and AHC.

Health Plan Operations-Risk Contracts. Revenues for the three and six-month periods ended November 30, 2000, related to health plan operations-risk contracts increased 227% to $42,293,000 from $12,935,000 and 243% to $86,709,000 from $25,305,000, respectively, over the same periods of the previous fiscal year. The increases are primarily a result of the financial risk-sharing agreement with RGHMO, which accounted for $22,000,000 and $48,246,000, respectively, of the increases. Also contributing to the increases was the expansion of Ventana into Maricopa, Yuma and Coconino counties, which resulted in increases of $4,381,000 and $9,723,000, respectively.

Direct costs of operations for the three and six-month periods ended November 30, 2000 included $39,285,000 and $80,504,000 respectively, related to revenues generated from risk contracts of health plans and programs, compared to $12,534,000 and $24,221,000 from the comparable periods of the previous fiscal year. The primary contributor to the increases was the financial risk sharing agreement with RGHMO, which accounted for $20,374,000 and $44,576,000 of the increases, respectively. The direct cost of operations for risk contracts as a percentage of related revenues for the three and six-month periods ended November 30, 2000 was 93%, compared to 97% and 96%, respectively, from the comparable periods of the previous fiscal year. The decreases primarily represent the change in a contractual relationship with RGHMO from a management services agreement to a financial risk-sharing agreement. Another contributor to the increase was growth in enrollment in Ventana and AHC of 87% and 10%, respectively from November 30, 1999, to November 30, 2000.

Health Plan Operations-Management Contracts. Revenues for the three and six-month periods ended November 30, 2000 related to health plan operations-management contracts were $5,798,000 and $10,970,000, respectively, compared to $7,988,000 and $15,772,000 from the comparable periods of the previous fiscal year. The revenues from health plan operations-management contracts decreased 27% and 30%, respectively, from the comparable periods of the previous fiscal year. The decreases were primarily due to the cessation of the administrative services agreement with AlohaCare, as well as the modification of the contract with RGHMO under which such revenues became part of health plan operations-risk contracts.

Direct costs of operations related to health plan operations-management contracts for the three and six-month periods ended November 30, 2000 were $2,720,000 and $5,202,000, respectively, versus $3,685,000 and $7,336,000 for the same periods of last fiscal year. As a percentage of related revenues, direct cost of operations related to health plan operations-management contracts was 47% for the three and six-month periods ended November 30, 2000, versus 46% and 47%, respectively, for the comparable periods of the previous fiscal year. The decrease in expenses was largely due to the financial risk-sharing agreement with RGHMO, under which those direct costs became a part of health plan operations-risk contracts, and the cessation of the administrative services agreement with AlohaCare.

Diversified Services. Diversified Services, which consists of the operations of Lifemark at Home, Lifemark Care Connection (formerly Advinet), and the contracts in California and Indiana, generated revenues of $4,134,000 and $8,029,000, for the three and six-month periods ended November 30, 2000, respectively, compared to $3,651,000 and $7,106,000, from the corresponding periods of the previous fiscal year. The increases of 13% over the comparable periods from the previous fiscal year are primarily due to the expansion of Lifemark at Home into Pinal County.

Direct cost of operations related to diversified services for the three and six-month periods ended November 30, 2000 were $3,053,000 and $5,814,000, respectively, compared to $2,544,000 and $5,057,000 from the corresponding periods of the previous fiscal year. As a percentage of related revenues, direct cost of operations related to diversified services was 74% and 72%, respectively, for the three and six-month periods ended November 30, 2000, and 70% and 71%, respectively, for the comparable periods of the previous fiscal year. The increase is due to the growth in Lifemark at Home, which has a higher direct cost of operations when compared to the other diversified services.

Marketing, Sales and Administrative. Marketing, sales and administrative expenses as a percentage of consolidated revenue was 11% for both the three and six-month periods ended November 30, 2000 versus 21% and 22%, respectively, for the corresponding periods of the previous year. The decrease in marketing, sales and administrative expenses for the three and six-month periods ended November 30, 2000, compared with the same periods of the previous year is primarily a result of Lifemark of Texas entering into the financial risk-sharing agreement with RGHMO. Lifemark of Texas, similar to other health plan operations, typically experiences significantly less marketing, sales and administrative expenses as a percentage of related revenue in comparison to an administrative services contract. For the three and six-month periods ended November 30, 2000, approximately $300,000 and $700,000, respectively, of legal and advisory costs relating to the proposed merger with UnitedHealth Group are included in marketing, sales and administrative.

Interest Income. Interest income for the three and six month periods ended November 30, 2000 was $856,000 and $1,699,000 versus $266,000 and $521,000 for the same periods of the prior fiscal year. The additional income is due to the growth of interest bearing cash and cash equivalents.

Interest Expense. Interest expense was $94,000 and $215,000 for the three and six-month periods ended November 30, 2000, respectively, as compared to $93,000 and $193,000 for the same periods of the last fiscal year. Interest expense is primarily attributable to outstanding debt maintained by the Company, which consists of notes and capital leases with two banks and the William Brown Trust in principal amounts of $3,609,000 and $300,000, respectively.

Income Taxes. Income tax expense was $1,061,000 and $1,887,000 for the three and six-month periods ended November 30, 2000. The effective tax rates were 53% and 48%, respectively, for both periods. These rates were higher than the statutory rates for the respective periods primarily due to the amortization of non-deductible goodwill expenses and the impact of non-deductible expenses relating to the proposed merger with UnitedHealth Group. During the three and six-month periods ended November 30, 1999, the effective tax rate was 43%. The rate was higher than the statutory rates for the respective periods, primarily due to the amortization of non-deductible goodwill expenses.

Net Income. Net income for the three and six-month periods ended November 30, 2000 and 1999 was $938,000 and $2,034,000, respectively, compared to $515,000 and $729,000, for the corresponding periods from the previous fiscal year. The primary reasons for the increase in profitability are the financial risk-sharing agreement with RGHMO, under which terms it moved from a management agreement to a risk-sharing agreement, and increases in membership across certain health plans, offset by approximately $300,000 and $700,000, respectively, of costs relating to the proposed merger with UnitedHealth Group.

Liquidity and Capital Resources

The Company's cash and cash equivalents increased to $19,965,000 at November 30, 2000 from $19,205,000 at May 31, 2000. Operating activities generated $4,196,000 for the six-month period ended November 30, 2000 versus $3,486,000 during the same period of the previous fiscal year. The primary reasons for the change in cash are earnings before non-cash charges, an increase in accrued expenses related to accrued merger costs, the RGHMO contract performance incentive and an increase in accrued medical claims offset by an increase in accounts receivable and unbilled services. The increase in accrued medical claims and the increase in accounts receivable and unbilled services both relate in part to the financial risk-sharing agreement with RGHMO.

Investing activities used $2,879,000 for the six-month period ended November 30, 2000 as compared to $3,286,000 during the corresponding period of the prior fiscal year. Cash of $1,786,000 was used to purchase fixed assets during the six-month period ended November 30, 2000. Additional cash of $1,138,000 was used to increase the amount of performance bonds held by Ventana. The required level of performance bonds has increased due to the expansion of Ventana into three additional counties in Arizona, along with an increase in enrollment in existing counties. During the six-month period ended November 30, 1999, cash was used to purchase $1,855,000 of fixed assets and $3,631,000 was utilized to increase performance bonds related to the expansion of Ventana into additional counties.

Financing activities used $557,000 and $108,000 for the six-month periods ended November 30, 2000 and 1999, respectively. The primary use of cash for the current period was a payment of $699,000 relating to outstanding convertible debt offset by the issuance of $94,000 of long-term debt and $48,000 received for common stock pursuant to the Company's employee stock purchase plan. The primary use of cash for the six months ended November 30, 1999 was the principal payments on long-term debt of $784,000 offset by issuance of common stock which provided $114,000 and the issuance of $562,000 of long-term debt.

Certain of the Company's operating subsidiaries are subject to state regulations which require compliance with net worth, reserve and deposit requirements. To the extent the operating subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to Lifemark. Net assets of subsidiaries (after inter-company eliminations) which, at November 30, 2000, may not be transferred to Lifemark by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party are referred to as "Restricted Net Assets". Total Restricted Net Assets of these operating subsidiaries was $10,552,000 at November 30, 2000, with deposit and reserve requirements (performance bonds) representing $7,872,000 of the Restricted Net Assets and net worth requirements, in excess of deposit and reserve requirements, representing the remaining $2,680,000.

The Company believes that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned operations, including capital expenditures, in fiscal year 2001.

Forward-Looking Information

This report contains both historical and forward-looking information. Forward-looking statements include, but are not limited to, discussion of the Company's strategic goals, new contracts, possible expansion of existing plans, expected increase in certain expenses, and cash flow. These statements speak of the Company's plans, goals or expectations and refer to estimates. The forward-looking statements may be significantly impacted by risks and uncertainties, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). There can be no assurance that anticipated future results will be achieved because actual results may differ materially from those projected in the forward-looking statements. Readers are cautioned that a number of factors, which are described herein and in the Company's Annual Report in Form 10-K for the year ended May 31, 2000, could adversely affect the Company's ability to obtain these results. These include the effects of either federal or state health care reform or other legislation; changes in reimbursement system trends, the ability of care providers (including physician practice management groups) to comply with current contract terms; and renewal of the Company's contracts with various state and other governmental entities. Such factors also include the effects of other general business conditions, including but not limited to, government regulation, competition and general economic conditions. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Reform Act. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes", "belief", "expects", "plans", "objectives", "anticipates", "intends" or the like to be uncertain and forward-looking.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to the risk of fluctuating interest rates in the ordinary course of business on certain assets and liabilities including cash and cash equivalents, short-term investments and long-term debt. The Company's variable rate debt relates to the bank note as well as borrowings under their software financing arrangement, which are primarily vulnerable to movements in the prime rate. The Company does not expect changes in interest rates to have a significant effect on the Company's operations, cash flow or financial position.

PART II - OTHER INFORMATION

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

          (a)  Exhibits

               27   Financial Data Schedule

          (b)  Reports on Form 8-K

               None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                            LIFEMARK CORPORATION

                            By:     /s/ Rhonda E. Brede
                                    ------------------------------------
                                    Rhonda E. Brede, President and Chief
                                    Executive Officer
                                    (Principal Executive Officer)

                            By:     /s/ Michael J. Kennedy
                                    ------------------------------------
                                    Michael J. Kennedy, Vice President
                                    and Chief Financial Officer
                                    (Principal Financial and Accounting Officer)

                            Dated:  January 12, 2001

                                                                         ANNEX G

UnitedHealth Group 1999 Annual Report


                                [PHOTO OF GIRL]


                                   It's all
                                            about them

                                [PHOTO OF MAN]

 3   Letter from the Chairman
 7   Overview of UnitedHealth Group Businesses
18   UnitedHealth Group At A Glance
21   Results of Operations
28   Consolidated Statements of Operations
29   Consolidated Balance Sheets
30   Consolidated Statements of Changes in Shareholders' Equity
31   Consolidated Statements of Cash Flows
32   Notes to Consolidated Financial Statements
43   Report of Independent Public Accountants
43   Report of Management
44   Corporate and Business Leaders
45   Board of Directors
46   Investor Information

                                [PHOTO OF MAN]

It's about those we serve.
Individuals and families. Employers and their employees. Care providers and their patients. Health insurers and payers. Researchers and manufacturers.

                                [PHOTO OF MAN]

It's about understanding.
When we view the world from the perspective of those we serve, we gain insight necessary to bring about substantive change. And we provide services that offer value.

                           [PHOTO OF WOMAN AND GIRL]

It's about results.
Solutions that redefine the marketplace. The latest technology. Improved health and well-being.

                                [PHOTO OF GIRL]

Letter from the Chairman

1999 was an outstanding year for UnitedHealth Group.

 .    Revenues rose nearly 13 percent, reflecting strong and balanced growth in all business segments.

 .    Earnings per share grew by 22 percent, with more than 40 percent of operating income coming from outside of our health plan business.

 .    Cash flows from operations well exceeded $1 billion for the second consecutive year.

 .    Return on equity rose to 14.1 percent for the year, a significant advance over 11.9 percent in 1998, and on track to reach 16 percent or more by year-end 2000.

 .    For the full year, our stock price increased 23 percent.

     This strong and broad-based performance suggests the emerging potential of strategies put in place more than two years ago, when we realigned our company into five independent, market-defined operating businesses. UnitedHealthcare, Ovations, Uniprise, Specialized Care Services and Ingenix today constitute a powerful portfolio of leading businesses that establish UnitedHealth Group as the preeminent and most diversified health and well-being company in America.

     The formation of our separate businesses reignited an entrepreneurial spirit that dates back to when UnitedHealth Group was a start-up company working with physicians to create local health plans. We continue to harness the creativity and innovation that established our long-standing leadership. In today's dynamic marketplace, those qualities, coupled with a customer-defined commitment to operational excellence, provide a competitive advantage and should accelerate our growth.

     As we enter the next century, we intend to continue our leadership by investing intellect, energy and dollars in research and development to create better, more informed consumer-oriented offerings for the broad health services market. Our actions will be characterized by three key principles: market-driven focus, consumer-defined value and operating excellence.

Market-Driven Focus

     With revenues of nearly $20 billion and more than 40 percent of operating income contributed from outside of our health plan business, UnitedHealth Group operates far beyond the bounds and traditions of either insurance or managed care.

     We are committed to being the best at forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. This is possible because of UnitedHealth Group's proven competencies in network creation and coordination, sophisticated and complex large-scale transaction processing, and data and knowledge analysis and application. These are three core competencies we can apply to improve virtually any market within the vast health and well-being landscape.

     These competencies transcend organizational boundaries and create building blocks for our current businesses and future ventures. Today, UnitedHealth Group is a diverse, market-focused enterprise composed of five distinct, yet strategically aligned businesses:

 .    UnitedHealthcare, which organizes health markets serving the needs of individuals and employers in local geographic regions;

 .    Ovations, which offers health and well-being services for Americans in the second half of life;

 .    Uniprise, which provides leading-edge support services and health and benefit solutions to large corporations and employers, other payers and health plans;

 .    Specialized Care Services, which organizes highly specialized markets for services to meet the needs of individuals and businesses of all sizes; and,

 .    Ingenix, which provides health information and research to virtually all participants in the health care system.

                      [PHOTO OF WILLIAM W. MCGUIRE, M.D.]

     Each of these businesses is focused on responding to important basic human needs that aggregate into major market segments within a health and wellness economy that today exceeds $1 trillion. These businesses are now separated, so as to be market-focused and independently branded and managed, but are fully able to draw on each other's strengths to better -- and often uniquely -- meet the needs of their respective customers. This means ongoing change and evolution that is more dedicated and better focused on meeting market needs. It also is a modular structure, designed to react quickly to emerging and changing markets, along with changes in the health care environment itself.

Consumer-Defined Value

     UnitedHealth Group has consistently sought ways to provide tangible value to its customers -- whether individual consumers, businesses, governments or other health care institutions. In that pursuit, our view of value in the marketplace has included not just the measurement of the price of services, but also their convenience, quality and consistency with the underlying values of the customer. Innovations such as direct access to medical specialists, health plan report cards, broad and open physician networks, and multi-tiered prescription drug formularies were introduced to the market by UnitedHealthcare.

     In our society, access to basic health care is placed above the economic dynamics of its supply. Personal control over one's individual health and well-being has become increasingly important, and we expect that private sector systems will continue to evolve, giving individual consumers greater accountability -- intellectually, financially and otherwise. In that environment, each consumer will require -- and demand -- more information along with better performance and accountability from purchasers as well as providers of care.

     In 1999 we moved dramatically toward bringing these concepts of consumerism and value closer to reality. Most notable was the launch of the Care Coordination concept, a major step in rethinking the evolving role of health care systems. Care Coordination helps define a new standard for advancing health and well-being. It directs resources into patient education, coordination of efforts for specific complex cases, support services to help people understand and comply with treatment plans and medications, and help in obtaining timely access to needed resources and services.

     Similar advances were brought forth in other businesses -- all consistently focused on delivering tangible value to better-defined customer segments. Uniprise emerged as a preeminent coordinator of health care services to large, multi-site employers and other organizations in need of technology and unique transactional solutions to complex health care service needs. And Ovations translated its administrative efficiencies and creative product designs for the AARP Medicare Supplement program into bottom line value for AARP members -- specifically, the lowest premium rate increases in a decade. This in turn translated into stronger customer retention for AARP.

     Health care costs remain a major challenge to our nation, its employers and individual consumers. In 1999 we were successful in helping balance cost trends and customer demand for access, choice and critical benefit needs. For example, we again achieved particularly positive results in the area of pharmaceutical costs, continuing a tradition of one of the lowest cost trends in the industry while offering customers access to a broad array of drugs. And, in the face of tremendous advances in medical technology, an aging population and strong consumer demand for elective medical interventions, we were able to moderate, on a comparative basis, health care costs for our customers in virtually all market segments.

     What will shape health and well-being services in the next decade? Clearly, demand for information will increase dramatically, paralleling the expansion in medical advances and services. New technologies will continue to provide us with wondrous ways to anticipate and diagnose disease, fight illness and correct heretofore untreatable medical problems. Our population will continue to age, and access to desired services will be at a premium. With new capabilities, changing demographics and our society's commitment to health and well-being, costs associated with health care will continue to grow at a rate above that of other economic sectors. This will intensify the challenges for all of us -- with particular pressure on those unable to afford or even access all of our nation's health care capabilities. Cost, access and quality will continue as challenging issues for our society.

     UnitedHealth Group has positioned itself to be an increasingly important participant in this new environment. It is a position achieved because of the combined clinical expertise and technology capabilities we direct toward improving service and facilitating care; because of critical information we report to users, providers and payers of health care services; and because of our unrelenting focus on helping people get what they need at the right time and the right place at a fair price. It is a strong position because our business model enables us to focus on specific needs of different market segments at different times -- all while leveraging the expertise and capabilities of other companies within our family.

Operating Excellence

     Our vision for the future can be fulfilled only through excellence in execution. Sound business practices and discipline set the foundation for how we work, and we are committed to operating at a level demonstrated by our nation's greatest enterprises. Our clients should expect nothing less.

     Meeting this goal demands proper organization and a focus on accountability and performance. Our independent but strategically linked business model has pointed the way to that end. More essential -- and highlighted by our diversification -- are our people. Even as we continue to foster growth among our core employees, we have made conscious efforts to add people, particularly senior management, with deep operating experience outside the health and insurance worlds. We are using their skills and experience to move us quickly into management approaches and service levels that, when viewed by our customers and the broad business community, establish us at the same level as any well-built, well-managed company, regardless of market.

     The intent of such actions is to continuously enhance service levels -- particularly to improve key interactions between providers of care and patients. In 1999, we achieved fundamental improvements in response time and problem resolution across all of our businesses. These gains were rewarded by strong customer retention, business expansion to existing customers, and record new business sales in UnitedHealthcare, Uniprise, United Resource Networks and United Behavioral Health.

Looking Ahead

     In 1999, for the first time, we were listed as one of the Fortune 100 companies. And while we are proud that we have built this company into such a significant force, we also are aware that the challenge is to continue to advance and be willing to change and reshape even our most recent efforts. When measured against the scope of the market opportunity that stands before us, our work has just begun.

     The strength and breadth of our organization offers significant advantages we will exploit. Yet the new millennium's fast-paced, global marketplace values speed more than size, flexibility and adaptability more than stability. Recognition of that fact is at the crux of the changes we sketched in 1997, applied in 1998, refined in 1999, and will accelerate in 2000.

     From the start, we have had confidence in our broad focus. We are convinced that creating distinct market-facing businesses allows us to serve the aggregate needs of people -- the essence of any market -- with greater effectiveness through support of an agile and energetic culture. In so doing, UnitedHealth Group will become an even stronger performer.

     Last year, we made tremendous strides and achieved record results. We enter the dynamic marketplace of 2000 excited by the opportunities, committed to helping improve the health and well-being of the individuals we serve, and -- most importantly -- steadfast in our resolve to apply ourselves creatively in order to optimize whatever the future holds.


/s/ William W. McGuire, M.D.
William W. McGuire, M.D.
Chairman and Chief Executive Officer

A progressive corporate architecture allows autonomous businesses to flourish.

[PHOTO OF WOMAN]


[PHOTO OF HAND]

UnitedHealth Group is composed of five businesses working within a shared vision. Our competencies in network management, knowledge and information, and service infrastructure serve as our foundation.

We have streamlined decision-making and renewed individual accountability-- pushing our performance to new heights.

[PHOTO OF MAN]

My daughter is seven. If she gets sick, I want to know that I can get her the care she needs at a fair price. I want the freedom and control to decide, together with my daughter's pediatrician, which course of treatment is most appropriate for her and to have my health care company respect our decision. And I want the whole process to be simpler.

     I need help accessing quality care and using health care resources effectively, but I want enough control and flexibility to choose what's best for our family. And because our lives are so hectic, our benefits have to be easy to understand and convenient to use.

     It's not too much to ask.


                                                                    What's right



UnitedHealthcare
--------------------------------------------------------------------------------
We understand. That's why four simple principles shape UnitedHealthcare and, we believe, will ultimately shape the marketplace for health care services.

Simple, Convenient Access to Quality Care

UnitedHealthcare is making it easier for people to get the care they need, when they need it, with its comprehensive Care Coordination philosophy. Care Coordination helps make the use of health care services more effective and efficient, while helping to preserve broad access. Health care professionals work with individuals to help identify and prevent delays in receiving care, assist them in understanding and complying with doctors' instructions and medication requirements, and coordinate access to a broad set of resources and services.

     UnitedHealthcare has programs that provide health education, admission counseling before a hospital stay, care advocacy to help prevent delays in accessing resources, help ensuring a safe transition from the hospital, support for individuals at risk of needing intensive treatment, continuous coordination for people with chronic conditions, and prescription drug management, which promotes safe and effective use of medications.

Benefits and Services that Value Individual Choice and Control

UnitedHealthcare wants people to be engaged and active participants in managing their own health and well-being. The company designs options that let individuals choose what is best for themselves and their families and offers incentives that increase involvement in treatment and buying decisions.

     UnitedHealthcare's multi-tiered pharmacy benefit program, for example, provides access to a wide range of generic and brand-name drugs. Individuals can benefit by accessing higher-priced brand-name drugs, as well as generic drugs, which will cost them less. In addition, UnitedHealthcare was a leader in aggressively promoting open access, which allows individuals to schedule appointments directly with specialists without a referral from a primary care physician.

Improved Quality of Care Through Information

To help physicians make better treatment decisions, UnitedHealthcare uses Clinical Profiles -- data that compares a physician's actual practices to nationally accepted benchmarks for the most successful care.

     UnitedHealthcare distributes profiles to physicians twice a year, and has added physi-

                                [photo of girl]

for my family

cians with each distribution. More than 70,000 physicians currently participate in this leading-edge effort.

     An enriched Web site puts in-depth information at consumers' fingertips: a directory of physicians and hospitals, reports on thousands of health topics, and soon, a health profile tailored to individual interests.

Affordable Value

UnitedHealthcare's efforts to help improve quality also help keep health care costs affordable. Care Coordination, by helping connect people with the right care in a timely manner, strives to improve health outcomes by avoiding complications and optimizing the use of health care resources, which ultimately lowers costs.

     Further, UnitedHealthcare arranges access to care through more than 340,000 physicians and 3,200 hospitals across the United States. The consolidated purchasing power represented by the individuals we serve makes it possible for UnitedHealthcare to contract cost-effectively, passing on savings to consumers and employers while providing access to broad convenient networks of care providers.

I have a great relationship with my physician, but I know she may not be able to provide all of the services I need to maintain my total health and well-being. I need vision care and dental services. I believe many alternative therapies provide valuable benefits, and I want affordable access to services such as acupuncture and chiropractic care.

     And though I feel healthy today, I want to know that if I ever need special help, I will have access to quality specialized care for things like heart or cancer treatment, transplantation, behavioral health services or counseling support.


                                                                Specialized care


Specialized Care Services
--------------------------------------------------------------------------------
Specialized Care Services was conceived and built to respond to people's desire for affordable access to an ever broadening range of specialized health and well-being resources. Its portfolio of businesses connects people with leading care providers in more specialized fields, gives them access to valuable information and educational materials, and makes these services increasingly affordable.

     Specialized Care Services offers access to the most comprehensive array of specialized and alternative care available to the consumer directly or through the business-to-business marketplace. For a wide set of needs -- whether as a comprehensive package of specialty services or as access to a specific, individual service -- Specialized Care Services can organize services that can help. That translates into added convenience, simplicity and value for its customers.

Critical Care

United Resource Networks is a gateway to leading critical care and chronic care programs at more than 50 of the best medical centers throughout the United States. The company's focus on quality helps improve outcomes -- including survival rates -- even as it lowers costs an average of 35 percent.

Behavioral Health

United Behavioral Health provides mental health and substance abuse services, employee assistance programs and PsychWorksSM, a unique service that helps manage the impact of short-term disability due to mental illness. In 1999, United Behavioral Health added specific programs that help health care professionals manage psychiatric medications and, in turn, provide quality care at a reasonable cost in this growing and sensitive area.

Health Information

Optum(R) helps individuals take charge of their health and well-being. For 10 years, Optum has been a leader in helping people meet their personal health needs in a confidential and protected manner. The company provides information, education and support in print, by phone, on tape, face-to-face and over the Internet. Optum Internet services contain comprehensive

                               [photo of woman]

at my fingertips

information, including interactive features for personalized information.

Dental Care

Dental Benefit Providers offers convenient access to affordable dental care with the broadest benefits portfolio, demonstrated cost advantages and extensive networks that allow maximum accessibility.

Vision Care

Coordinated Vision Care facilitates each step in the delivery of vision services and products, helping to enhance quality and control costs to create value for individual consumers or for health care organizations.

Life and Accident Benefits

Unimerica Life and Accident is a single convenient source for life and accident benefits that align with other health and specialty coverages and benefits.

I'm not a kid anymore, and I love it. I've worked hard all my life, and now I have time to be myself, enjoy my grandkids, travel with my wife and hit the bike trails.

     I recognize my needs and opportunities are changing. My health concerns are increasing. I need to understand my health care choices, whether I have enough money, what coverage Medicare will provide, and what supplemental coverage I will need. I want information and services tailored to my needs -- family, health and fitness, travel and recreation, home and work.

     After all, I intend to enjoy the second half of my life, not worry about it.


                                                             Services to meet my

Ovations
--------------------------------------------------------------------------------
Ovations serves the needs and aspirations of people in the second half of life, using UnitedHealth Group capabilities and buying power to develop products and services around the distinct health and life-stage needs of people age 50 and older.

Affordable Health Care

Americans are caught between the soaring cost of health care and pressure on Medicare to remain viable by reducing costs. Ovations is responding through a 10-year partnership with AARP, offering Medicare Supplement and Hospital Indemnity insurance to more than 3.7 million AARP members. Recently, Ovations introduced AARP Eye Health Services to offer affordable eye exams, complimentary glaucoma screenings and discounts on eyewear. Ovations' Medicare Supplement Pharmacy Service addresses one of the most significant cost problems facing older Americans -- prescription drug costs. These services saved AARP members nearly $60 million in 1999. Ovations' AARP Division also developed a valuable offering with lower cost Medicare Supplement coverage that provides a hospital network and 24-hour access to health care information from nurses.

Healthy Lifestyles

In nearly every person's life, there comes a time when thinking about where to live is influenced by health and family considerations. Ovations is shaping a distinctive service that will respond to the complex health, housing and well-being needs of older Americans. This integrated set of services will leverage Ovations' and UnitedHealth Group's capabilities to serve the unique needs of this market.

Knowledge About Health and Well-Being

Ovations Knowledge Group provides useful information for making health and lifestyle decisions. The Ovations Press is developing books designed to improve understanding of complex questions faced in life. The first books provide guides to financial planning, caring for your heart, forgetfulness, memory loss and Alzheimer's disease, and wills, trusts and estate planning.

[PHOTO OF MAN]

changing needs

--------------------------------------------------------------------------------
Eldercare

Through the EverCare(R) network, on-site nurse practitioners collaborate with physicians to enhance care to the elderly through improved timeliness, disciplined continuity and coordination of care. EverCare has innovative programs to detect and treat common conditions -- such as pneumonia and other infections, congestive heart failure, hip fractures and medication side effects -- which are among the top reasons for hospital admissions among elderly individuals. In its first year, the pneumonia early treatment and detection program helped individuals served by EverCare receive timely access to services to treat their illnesses, helping them avoid the trauma of hospitalization, and lowering hospital admissions for pneumonia by 10 percent.

To run a world-class business, you need to recruit and retain world-class employees. That's why it's so important to me to be able to offer my employees and their families competitive benefits that are distinctive in how they combine quality, convenience and affordability.

     I want to align with an organization that makes it easy for my company to offer a set of employee services that delivers maximum value to our people. And as my business needs change, I want a technologically advanced, progressive partner with the initiative to continually strive to develop and deliver superior solutions.

                                                    Benefits that run as well as


Uniprise
--------------------------------------------------------------------------------
Uniprise offers the most advanced and comprehensive set of employee services and technologies in the entire spectrum of health care benefits. Uniprise services fit seamlessly into any business environment and serve the needs of employees and their families -- from simplified benefits design with broad network access to world-class Internet connectivity to consumer-friendly services and experiences.

     Whether you represent a large domestic company, university, government agency or diverse global enterprise, or an insurance company, a provider network or health care company seeking an outsourcing solution, Uniprise can respond with a set of services appropriate for your needs.

     Uniprise works with clients to develop a strategic plan that takes them from where they are today to wherever they want to go -- and gets them there fast. That's why, in 1998 and 1999, Uniprise grew more than any other enterprise in its marketplace, and has retained more than 98 percent of its customers over the past three years.

Consumer Focus

Uniprise serves more than one-fourth of the Fortune 500 companies, including many of the most progressive companies in the world. In 2000, Uniprise will handle more than 350 million transactions with industry-leading levels of timeliness and quality.

     During the past 24 months, Uniprise has invested more than $100 million in infrastructure enhancements aimed at improving the consumer experience by strengthening service quality and accuracy, simplifying operations and applying advanced technology. In this effort, Uniprise is looking beyond the historic health care services industry and emulating the best consumer services companies, regardless of industry. In 2000, Uniprise will expand these investments and continue to advance its consumer-focused agenda. That is what the marketplace desires, and it defines a great future for Uniprise.

Advanced Technology

Uniprise has aggressively expanded its Internet technology. Already among the most connected, Internet-

[PHOTO OF MAN]

my business

--------------------------------------------------------------------------------
capable companies in all of health care, Uniprise has invested heavily to enhance service features, speed and functionality even further, so that ease of use and speed of service is optimized.

Comprehensive Outsourcing

Through Uniprise, clients can seamlessly access all of the services and features within the domain of UnitedHealth Group, as well as products and services from providers in any location outside of UnitedHealth Group, if that works best for their situation. Uniprise is rapidly expanding institutional outsourcing relationships with insurers, providers and other health care industry participants.

     2000 will be a defining year for Uniprise as the company continues to apply innovative solutions to its deep understanding of the needs of large employers. What will emerge is an ever more consumer-centered operating environment that opens new opportunities and enhances service for clients and their employees or customers.

How are new technologies changing care protocols and costs? Who provides the best care? What should I expect in terms of duration, recovery and total costs for a given procedure?

     Health care is too important for guesswork. I want information I can use -- evidence -- to improve outcomes and help control costs.

     Knowing the cost of a single procedure or the result of one patient's experience with a treatment just isn't enough. To draw meaningful conclusions, I need information that helps me understand broad trends, evaluate what works and doesn't work, consider results and costs over a longer period of time, and learn from the experience of large populations.

                                                                  Knowledge that


Ingenix
--------------------------------------------------------------------------------

Whether you represent a corporation trying to better understand and shape health care benefits for its employees, a pharmaceutical manufacturer seeking to bring a new product to market, a health insurer or payer trying to understand costs, or a health care provider trying to improve coding and billing disciplines, Ingenix has the health care informatic databases and expertise to help. Ingenix combines the power of information and technology to guide better clinical, technical and financial decisions. Through its information, analysis, research and consulting services, Ingenix can help customers improve health care operations and address critical issues, such as rising medical costs, quality of care and new therapies and compounds.

The Source for Pharmaceutical Services

Ingenix conducts clinical research and studies to help develop new therapeutic agents, evaluate medical outcomes and consider economic impacts. Ingenix helps devise research protocols, identify and train investigators, and assist with recruitment. The company also provides data management, biostatistics, regulatory services and overall project management services.

     With access to massive databases, Ingenix can identify physicians with the necessary experience for a certain study and establish data sets for broad populations. As demonstrated in its work on clinical trials, Ingenix's ability to organize physician and patient populations advances the search for better treatments and cures. Its access to UnitedHealth Group's deep, rich base of care and outcomes data aids in trial design and enables Ingenix to identify treatment patterns and outcomes, as well as pinpoint factors that contribute to adverse effects or other problems.

The Source for Health Information

As a leader in health information, Ingenix offers one-stop shopping to meet business-to-business health care information needs.

     From the beginning, UnitedHealth Group has used information to study and make advances in care, the reimbursement process, population risk management and cost management. Now, with a growing arsenal of advanced information technologies, including increasingly sophisticated analytic tools, Ingenix is poised to help solve the most challenging operational issues and make breakthroughs in

[PHOTO OF WOMAN]

drives results

--------------------------------------------------------------------------------
the treatment of today's most serious health problems.

 . Data and Software Products. Ingenix helps companies streamline, interpret and manage activities by providing data services and software to support benchmarking, pricing, cost management, utilization, regulation, reporting, coding, claim review and provider contracting. UnitedHealthcare's Clinical Profiling, which encourages improvement in clinical performance by comparing an individual physician's practices to local peer group and national standards, is conducted using Ingenix data and software products.

 . Publishing. Ingenix business-to-business publications deal with coding and reimbursement information. These publications are used by virtually all providers and payers in America to understand the use of health benefits more clearly.

 . Consulting. In the United States and abroad, Ingenix advises providers, insurance companies and government programs on their health care operations.

United Health Group At A Glance

                                                                        Customer Base (as of
Business              Description                                       Jan. 31, 2000)               Market Opportunity
------------------------------------------------------------------------------------------------------------------------------------
UnitedHealth Group    Focused on forming and operating orderly,         Not applicable              $ 1.1 trillion in aggregate U.S.
                      efficient markets for the exchange of high                                    health care spending, and
                      quality health and well-being services                                        further potential in worldwide
                      through five distinct businesses operating                                    activities in various markets.
                      in strategic alignment across separate
                      market segments.
------------------------------------------------------------------------------------------------------------------------------------

UnitedHealthcare      Network-based health and well-being services,     . 7.4 million individuals   Approximately $150 billion in
                      including commercial, Medicare and Medicaid         from small andmid-sized   small and mid-sized employer
                      products for locally based employers and            employers                 group, Medicare and Medicaid
                      individuals in six broad regional markets.        . 412,000 Medicare-         spending across the
                                                                          eligible individuals      UnitedHealthcare markets.
                                                                        . 485,000 Medicaid-
                                                                          eligible individuals

------------------------------------------------------------------------------------------------------------------------------------
Ovations              Health and well-being services for people in      . 3.7 million individuals   About $20 billion of spending in
                      the second half of life and their families.         served through the AARP   supplemental Medicare and
                                                                          Division                  hospital indemnity products;
                                                                        . 16,000 individuals        about $18 billion in eldercare
                                                                          served through            services; additional revenue
                                                                          EverCare(R)               opportunity in emerging
                                                                                                    businesses, such as health and
                                                                                                    housing, and knowledge and
                                                                                                    information services.

------------------------------------------------------------------------------------------------------------------------------------

Uniprise              Network-based health and well-being services,     . 218 large organizations,       More than $100 billion
                      business-to-business transactional                  including                      in U.S. employers with
                      infrastructure services, consumer connectivity      131 Fortune 500 companies,     more than 5,000 employees
                      and service,and technology support for large        representing 6.3 million       through either fee-based or
                      employers, health plans, and other payers.          individuals                    or risk--sharing business
                                                                                                         models; further opportunity
                                                                                                         to manage infrastructure
                                                                                                         for other payers in the
                                                                                                         marketplace.

-----------------------------------------------------------------------------------------------------------------------------------

Specialized Care      Portfolio of specialized health and well-being    . United Behavioral Health       More than $200 billion in
Services              companies, each serving a specialized market        serves more than 15 million    total payer, employer and
                      need with a unique blend of benefits, provider      individuals                    consumer spending across
                      networks, services and resources.                 . United Resource Networks       the spectrum of
                                                                          serves 1,400 clients           specialized benefits and
                                                                          representing more than         products; purchases made
                                                                          41 million individuals         on both a fee basis as
                                                                        . Optum/(R) /services are        well as on partially or
                                                                          available to more than 16      fully insured terms.
                                                                          million individuals
                                                                        . Dental Benefit Providers
                                                                          serves more than 2 million
                                                                          individuals

------------------------------------------------------------------------------------------------------------------------------------
Ingenix               Two primary business unit divisions --            .  More than 200,000 health      More than $40 billion in
                      pharmaceutical services and health                   care providers                worldwide spending on
                      information -- providing a comprehensive          .  2,000 payers                  pharmaceutical research and
                      line of health care knowledge and                 .  100 Fortune 500 companies     development; an additional
                      information products and services to              .  Most major pharmaceutical     $13 billion in data,
                      pharmaceutical companies, health insurers            manufacturers                 software and health
                      and payers, care providers, large employers                                        business information
                      and governments.                                                                   services.

Competitive Strengths                                           1999 Operating Highlights
------------------------------------------------------------------------------------------------------------------------------
 .  Strategically aligned, market-facing business model          .  Revenues increased nearly 13% to $19.6 billion
 .  Deep, talented and motivated management team                 .  Earnings per share grew by 22%
 .  Entrepreneurial roots                                        .  More than 40% of operating income contributed
 .  Advanced technology capabilities                                from outside of our health plan business
                                                                .  Cash flows from operations well exceeded $1
                                                                   billion for the second consecutive year
                                                                .  Return on equity rose to 14.1%
                                                                .  Stock price increased 23%

------------------------------------------------------------------------------------------------------------------------------
 .  Flexible, access-oriented products                           .  Revenues reached $13.9 billion, an increase of 16%
 .  Pro-consumer philosophy                                      .  Introduced Care Coordination process to help enhance health
 .  Local orientation                                               outcomes
 .  Simplicity, quality and affordability of services            .  What works for you?(SM) campaign and branding initiatives
 .  Strong underwriting capabilities                                launched
 .  Focus on health care providers as central participants       .  Added 160,000 net new fee-based commercial individuals
   in the system
------------------------------------------------------------------------------------------------------------------------------
 .  Exclusive focus on needs of people 50 and older              .  Revenues increased 1% to $3.6 billion
 .  Nation's largest Medicare Supplement insurance offering      .  Enhanced the AARP Medicare Supplement product offerings
   with AARP, including unique services to address                 for individuals, improving membership trends
   affordability and quality of health care                     .  Expanded EverCare/(R) /membership and revenues 47% with
 .  EverCare/(R)/, one of the nation's largest eldercare            improving clinical and operational performance
   companies                                                    .  Created total consumer savings of $60 million
 .  EverCare's award-winning nurse practitioner model               through Medicare Supplement Pharmacy Service offering
 .  Depth of research and information through the Ovations       .  New operational processes created medical
   Knowledge Group                                                 savings of more than $50 million
                                                                .  Launched publishing enterprise

------------------------------------------------------------------------------------------------------------------------------

 .  Focused commitment to this market segment                    .  Revenues increased 15% to $1.9 billion
 .  Consumer orientation                                         .  Added 30 new major corporate employers as clients
 .  Advanced technology                                          .  Processed 300 million transactions
 .  Scalable infrastructure serving 1.5 million members          .  Achieved customer retention rate of 98.7%
   covered by other health insurers                             .  Electronic claim submission hit 46% and claim auto-
 .  Comprehensive outsourcing for employee services                 adjudication rate exceeded 65%
                                                                .  Financial accuracy measured 99%
                                                                .  Developing new customer service solutions leveraging the
                                                                   Internet

------------------------------------------------------------------------------------------------------------------------------

 .  Most complete offering of access to specialized health       .  Revenues increased 17% to $726 million
   care services in America                                     .  Added dental, vision, life and accident product capabilities
 .  Premier behavioral health offering                           .  Enhanced behavioral health, catastrophic care and
 .  Largest center of excellence critical care program in           information-based service offerings
   the nation
 .  One of top consumer health information services
 .  One of largest managed dental services companies
 .  Vision care services that help improve quality and control costs

------------------------------------------------------------------------------------------------------------------------------

 .  Unique, proprietary data sets                                .  Revenues reached $258 million, an increase of 40%
 .  Therapeutic clinical expertise                               .  Enrolled 13,000 physicians in clinical investigator network
 .  Commercialized medical cost and utilization knowledge and    .  Increased clinical trials business sixfold
   information in business-to-business sector

[PHOTO OF A WOMAN]

Financial Review

                             Results of Operations

1999 Financial Performance Highlights
   1999 was the strongest year in the history of UnitedHealth Group, resulting from business growth and continued productivity improvements. Financial performance highlights include/1/:

  . Record earnings from operations, net earnings applicable to common shareholders, and diluted net earnings per common share of $943 million, $568 million and $1.60 per share, respectively, representing increases over 1998 of 10%, 12% and 22%, respectively.
  .  Record revenues of $19.6 billion, a 13% increase over 1998.
  . Segment operating earnings of $953 million, up 20% over 1998, with each segment delivering strong year-over-year gains.
  . Record cash flows of $1.2 billion generated from operating activities, an 11% increase over 1998.

  . Continued financing initiatives to achieve a more efficient capital structure, including the repurchase of 38.8 million shares of our common stock.
  .  1999 return on equity of 14.1%, up from 11.9% in 1998.
-------
/1/ Where applicable, 1998 results exclude special operating charges.

   Following is a five-year summary of selected financial data:

                                For the Year Ended December 31,
                             ----------------------------------------------
(in millions, except per
share data)                   1999    1998        1997    1996        1995
------------------------     ------- -------     ------- -------     ------
Consolidated Operating
 Results
Revenues...................  $19,562 $17,355     $11,794 $10,074     $5,671
Earnings (Loss) From
 Operations................  $   943 $   (42)/1/ $   742 $   581 /2/ $  461 /3/
                             ------- -------     ------- -------     ------
Net Earnings (Loss)........  $   568 $  (166)    $   460 $   356 /2/ $  286 /3/
Net Earnings (Loss)
 Applicable to Common
 Shareholders..............  $   568 $  (214)/1/ $   431 $   327     $  279
                             ------- -------     ------- -------     ------
Basic Net Earnings (Loss)
 per Common Share..........  $  1.63 $ (0.56)    $  1.15 $  0.90     $ 0.80
Diluted Net Earnings (Loss)
 per Common Share..........  $  1.60 $ (0.56)/1/ $  1.13 $  0.88 /2/ $ 0.79 /3/
                             ------- -------     ------- -------     ------
Common Stock Dividends per
 Share.....................  $  0.02 $  0.02     $  0.02 $  0.02     $ 0.02
                             ------- -------     ------- -------     ------
Consolidated Cash Flows
 From Operating
 Activities................  $ 1,189 $ 1,071     $   683 $   562     $  435
                             ------- -------     ------- -------     ------
Consolidated Financial
Condition
(As of December 31)
Cash and Investments.......  $ 4,719 $ 4,424     $ 4,041 $ 3,453     $3,078
Total Assets...............  $10,273 $ 9,675     $ 7,623 $ 6,997     $6,161
Debt.......................  $   991 $   708 /4/ $   --  $   --      $  --
Convertible Preferred
 Stock.....................  $   --  $   --  /4/ $   500 $   500     $  500
Shareholders' Equity.......  $ 3,863 $ 4,038     $ 4,534 $ 3,823     $3,188
                             ------- -------     ------- -------     ------

-------
Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

/1/Excluding the operational realignment and other charges of $725 million, $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates, and the $20 million convertible preferred stock redemption premium from 1998 results, earnings from operations and net earnings applicable to common shareholders would have been $858 million and $509 million, or $1.31 diluted net earnings per common share.

/2/Excluding the merger costs associated with the acquisition of HealthWise of America, Inc. of $15 million ($9 million after tax, or $0.03 diluted net earnings per common share) and the provision for future losses on two large multi-year contracts of $45 million ($27 million after tax, or $0.08 diluted net earnings per common share), 1996 earnings from operations and net earnings would have been $641 million and $392 million, or $0.98 diluted net earnings per common share.

/3/Excluding restructuring charges associated with the acquisition of The
   MetraHealth Companies, Inc. of $154 million ($97 million after tax, or $0.28 diluted net earnings per common share), 1995 earnings from operations and net earnings would have been $615 million and $383 million, or $1.06 diluted net earnings per common share.
/4/During 1998, we issued debt totaling $708 million and redeemed $500 million of convertible preferred stock.

1999 Results Compared to 1998 Results
Consolidated Financial Results

Revenues
   Revenues are comprised of: 1) premium revenues associated with risk-based products (those where we assume financial responsibility for health care costs); 2) management services and fees associated with administrative services, managed health plans, and our Specialized Care Services and Ingenix businesses; and 3) investment and other income.
   Consolidated revenues increased 13% in 1999 to $19.6 billion, reflecting balanced growth across all business segments. Following is a discussion of 1999 consolidated revenue trends for each of our three revenue components.

 Premium Revenues
   Consolidated premium revenues in 1999 totaled $17.6 billion, an increase of $2.0 billion, or 13%, compared to 1998. This increase was driven by UnitedHealthcare's average year-over-year premium yield increases on risk-based commercial groups of approximately 9%. The balance of the increase is attributable to growth in individuals served by United Behavioral Health, and our acquisitions of HealthPartners of Arizona, Inc. in October 1998 and Dental Benefit Providers, Inc. in June 1999.

 Management Services and Fee Revenues
   Management services and fee revenues in 1999 totaled $1.8 billion, representing an increase of $203 million, or 13%, over 1998. The overall increase in management services and fee revenues is primarily the result of strong growth in Uniprise's multi-site customer base, price increases in fee business, and acquisitions and growth from our Ingenix business.

 Investment and Other Income
   Investment and other income during the year ended December 31, 1999, totaled $219 million, representing a decrease of $30 million from 1998. This decrease is primarily the result of net realized capital losses from the sale of investments in 1999 as opposed to net realized capital gains in 1998, along with decreases in cash and investments and associated investment income resulting from our stock repurchase activities and business acquisitions. Rising interest rates during 1999 resulted in declines in the fair value of fixed income investments and we realized net capital losses of $6 million during 1999, excluding the gain on the transfer of Healtheon Corporation (Healtheon) common stock to UnitedHealth Foundation (see Note 7 to the financial statements). For the year ended December 31, 1998, we realized net capital gains of $26 million.

Operating Expenses
 Medical Costs
   The combination of our pricing and care coordination efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).
   Our consolidated medical care ratio decreased from 87.2% in 1998 to 85.7% in 1999. Excluding the AARP business and the effects of 1998 special charges, on a year-over-year basis, the medical care ratio decreased 10 basis points to 84.2%.
   On an absolute dollar basis, the increase of $1.5 billion, or 11%, in medical costs over 1998 is driven by a combination of growth in individuals served with risk-based products, medical cost inflation, benefit changes and product mix changes.

 Selling, General and Administrative Expenses
   Selling, general and administrative (SG&A) expenses as a percent of total revenues (the operating cost ratio) was 17.1% in 1999, consistent with 1998. SG&A reductions in 1999 were partially offset by $39 million of incremental expenses over 1998 expense levels related to core process improvement initiatives and platform system conversions. Additionally, changes in revenue mix affect our operating cost ratio. Our fastest growing businesses (Uniprise, Specialized Care Services and Ingenix) maintain proportionately higher SG&A costs as the majority of their direct costs of revenue are included in SG&A expenses, not medical costs. On a comparable revenue mix basis, the operating cost ratio would have decreased 30 basis points to 16.8%.
   On an absolute dollar basis, SG&A expenses increased by $379 million, or 13%, over 1998. This increase reflects the additional costs to support the corresponding 13% increase in consolidated revenues in 1999, and the incremental core process improvement expenses described above.

 Depreciation and Amortization
   Depreciation and amortization was $233 million in 1999 and $185 million in 1998. This increase resulted from a combination of increased levels of capital expenditures in 1998 and 1999 to support business growth and technology enhancements and amortization of goodwill and other intangible assets related to acquisitions.

Business Segments
   The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

Revenues

                                                 1999     1998    Percent Change
                                                -------  -------  --------------
     Health Care Services.....................  $17,581  $15,612        13%
     Uniprise.................................    1,865    1,624        15%
     Specialized Care Services................      726      618        17%
     Ingenix..................................      258      184        40%
     Corporate and Eliminations...............     (868)    (683)       nm
                                                -------  -------       ---
      Consolidated Revenues...................  $19,562  $17,355        13%
                                                -------  -------       ---

Earnings (Loss) from Operations

                                                      1998
                                              ---------------------  Percent
                                        1999  Reported Adjusted (a) Change (b)
                                        ----  -------- ------------ ----------
     Health Care Services.............  $578   $ (46)      $503         15%
     Uniprise.........................   222      10        161         38%
     Specialized Care Services........   128      14        109         17%
     Ingenix..........................    25     (66)        20         25%
                                        ----   -----       ----        ---
      Total Operating Segments........   953     (88)       793         20%
     Corporate and Eliminations.......   (10)     46         65         nm
                                        ----   -----       ----        ---
      Consolidated Earnings (Loss)
       from Operations................  $943   $ (42)      $858         10%
                                        ----   -----       ----        ---

    -------
    (a) Excludes $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates.
    (b) Calculated as percentage change between 1999 results and 1998 results, as adjusted.
    nm -- not meaningful

Health Care Services
   The Health Care Services segment consists of the UnitedHealthcare and Ovations businesses. UnitedHealthcare designs and operates network-based health and well-being services, including commercial, Medicare and Medicaid products for locally based employers and individuals in six broad regional markets. Ovations, which administers Medicare Supplement benefits on behalf of AARP (American Association of Retired Persons), offers health and well-being services for Americans age 50 and older.
   The Health Care Services segment posted record revenues of $17,581 million, representing an increase of $1,969 million, or 13%, over 1998. This increase is primarily attributable to UnitedHealthcare's average net premium yield increases on commercial business of approximately 9% and the acquisition of HealthPartners of Arizona, Inc. in October 1998.
   The Health Care Services segment contributed earnings from operations of $578 million in 1999, an increase of $75 million, or 15%, over 1998. The increase is primarily due to growth in the average number of individuals served by UnitedHealthcare during 1999 and reduced operating costs as a percentage of revenues driven by our realignment process improvement initiatives.
   The following table summarizes UnitedHealthcare's medical care ratios by product line for the years ended December 31:

                                                                   1998
                                                           ---------------------
                                                     1999  Reported Adjusted (a)
                                                     ----  -------- ------------
     UnitedHealthcare
      Commercial...................................  84.6%   85.6%      84.9%
      Medicare.....................................  89.6%   92.0%      87.0%
      Medicaid.....................................  86.3%   85.2%      85.2%
                                                     ----    ----       ----

    -------
    (a) Excludes the effects of $175 million of contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates.

   UnitedHealthcare's commercial medical care ratio improved on a year-over-year basis, driven by net premium yield increases in excess of underlying medical costs. Commercial health plan premium rates are established based on anticipated benefit costs. During 1999, our total cost of benefits, including the effects of medical cost inflation, benefit changes and product mix, increased at a rate of approximately 8% while average premium yield increases were approximately 9%. For 2000, we are pricing renewal commercial business with average 9% to 10% premium yield increases, while our projected total cost of benefits increase is 8.0% to 8.5%.
   UnitedHealthcare's Medicare medical care ratio increased in 1999 compared to 1998 (excluding 1998 special charges). We continue to evaluate Medicare markets and alter benefit designs to further improve our Medicare product margins.
   Our year-over-year Medicare enrollment decreased 9% as a result of actions taken to better position this program for long-term success. Effective January 1, 1999, we withdrew Medicare+Choice product offerings from 86 counties, affecting approximately 60,000, or 12%, of our Medicare members as of December 31, 1998. On July 1, 1999, we announced plans to withdraw, effective January 1, 2000, from the Medicare+Choice product program in another 49 counties affecting 40,000 existing members, and also filed significant benefit adjustments. Annual revenues for 1999 from the Medicare markets we exited effective January 1, 2000, were approximately $230 million. These actions are expected to further reduce Medicare enrollment, but better position this program in the long term in terms of profitability relative to its cost of capital and required resource management.
   We will continue to evaluate the markets we serve and, where necessary, take actions that may result in further withdrawals of Medicare product offerings or reductions in membership, when and as permitted by our contracts with the Health Care Financing Administration (HCFA).
   The following table summarizes individuals served by UnitedHealthcare, by product and funding arrangement, as of December 31 (in thousands)/1/:

                                                                    1999  1998
                                                                    ----- -----
     Commercial
      Risk-based................................................... 5,150 5,141
      Fee-based.................................................... 1,745 1,616
                                                                    ----- -----
        Total Commercial........................................... 6,895 6,757
      Medicare.....................................................   437   482
      Medicaid.....................................................   479   430
                                                                    ----- -----
        Total UnitedHealthcare..................................... 7,811 7,669
                                                                    ----- -----

    /1/Excludes individuals served through UnitedHealthcare platforms located in Puerto Rico and Pacific Coast regions. The company is transitioning these markets.
    -------

Uniprise
   Uniprise provides network-based health and well-being services, business-to-business transactional infrastructure services, consumer connectivity and service, and technology support for large employers and health plans. Uniprise's revenues increased by $241 million, or 15%, over 1998 driven primarily by continued growth in its large multi-site customer base, as demonstrated by 11% growth in individuals served, and price increases on fee-based business. Uniprise served 5,980,000 and 5,400,000 individuals as of December 31, 1999 and 1998, respectively. Uniprise's earnings from operations grew by $61 million, or 38%, over 1998 as a result of the increased revenues, ongoing process improvement initiatives, and improved operating margins on risk-based products.

Specialized Care Services
   Specialized Care Services is an expanding portfolio of health and well-being companies, each serving a specialized market need with a unique blend of benefits, provider networks, services and resources. Specialized Care Services' revenues increased by $108 million, or 17%, over 1998. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, our mental health and substance abuse services business, and the acquisition of Dental Benefit Providers, Inc. in June 1999. Earnings from operations of $128 million increased by 17% compared with 1998, commensurate with 1999 revenue growth.

Ingenix
   Ingenix is a leading health care information and research company that offers a comprehensive line of health care knowledge and information products and services to pharmaceutical companies, health insurers and payers, care providers, large employers and governments. Revenues increased by $74 million, or 40%, over 1998 primarily as a result of acquisitions during the last half of 1998 and during 1999. Earnings from operations of $25 million increased by 25% compared with 1998.

Corporate and Eliminations
   Corporate includes investment income derived from cash and investments not assigned to operating segments and the company-wide costs associated with core process improvement initiatives. The decrease of $75 million in 1999 Corporate earnings is attributable to $39 million of incremental core process improvement costs over 1998 levels and a decline in the level of unassigned cash and investments and associated investment income, primarily resulting from share repurchases and business acquisitions.

Operational Realignment and Other Charges
   In conjunction with our operational realignment initiatives, we developed and, in the second quarter of 1998, approved a comprehensive plan (the Plan) to implement our operational realignment. We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines and contracts; and consolidating and eliminating certain claim processing operations and associated real estate obligations.
   The asset impairments consisted principally of: 1) purchased in-process research and development associated with our acquisition of Medicode, Inc; 2) goodwill and other long-lived assets including fixed assets, computer hardware and software, and leasehold improvements associated with businesses we intend to dispose of or markets where we plan to curtail operations or change our operating presence; and 3) other realignment initiatives. Activities associated with the Plan will result in the reduction of approximately 5,200 positions, affecting approximately 6,400 people in various locations. Through December 31, 1999, we had eliminated approximately 3,900 positions, affecting approximately 3,700 people, pursuant to the Plan. The remaining positions are expected to be eliminated by December 31, 2000.
   In August 1999, we completed the sale of our managed workers' compensation business. During the second half of 1998 and the first half of 1999, we also completed the sale of our medical provider clinics and reconfigured our small group insurance business and a non-strategic health plan market. The balances accrued in our operational realignment and other charges were sufficient to cover actual costs associated with the disposition and reconfiguration of these businesses.
   Remaining markets where we plan to curtail or make changes to our operating presence include two health plan markets that are in non-strategic markets. In Puerto Rico, we expect to complete the sale of this business prior to April 30, 2000. In the Pacific Coast region, we will be exiting our operations related to small and mid-sized customer groups with anticipated completion in 2000. We believe the balances accrued in our operational realignment and other charges will be sufficient to cover expenses incurred in the sale and exit of these markets.
   Our accompanying financial statements include the operating results of businesses and markets to be disposed of or discontinued in connection with the operational realignment. The carrying value of the net assets held for sale or disposal was approximately $20 million as of December 31, 1999. Our accompanying Consolidated Statements of Operations for the years ended December 31, 1999 and 1998, include revenues of $689 million and $964 million, respectively, and losses from operations of $41 million and $52 million, respectively, from businesses disposed of or to be disposed of and markets we plan to exit.
   The revenues and operating losses described above do not include operating results from the counties where we withdrew our Medicare product offerings, effective January 1, 1999, and where we are withdrawing our Medicare product offerings, effective January 1, 2000. Annual revenues for 1998 for Medicare counties we exited in January 1999 were approximately $225 million. Annual revenues for 1999 from the Medicare counties we are exiting in January 2000 were approximately $230 million.
   The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering and employee relocation and training. These costs are charged to expense as incurred or capitalized, as appropriate. During 1999 and 1998, we incurred expenses of approximately $52 million and $13 million, respectively, related to these activities.
   The Plan provided for substantial completion in 1999. However, some initiatives, including the consolidation of certain claim and administrative processing functions and certain divestitures and market realignment activities are requiring additional time in order to complete them in the most effective manner and will extend through 2000. Based on current facts and circumstances, we believe the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the Plan. However, as we proceed with the execution of the Plan and more current information becomes available, it may be necessary to adjust our estimates for severance, lease obligations on exited facilities, and losses on disposition of businesses.

   The table below summarizes accrued operational realignment and other charges through December 31, 1999 (in millions):

                                                              Noncancelable Disposition of
                                  Asset      Severance and        Lease      Business and
                               Impairments Outplacement Costs  Obligations   Other Costs   Total
                               ----------- ------------------ ------------- -------------- -----
     Balance at December 31,
      1997...................     $ --           $ --             $ --          $ --       $ --
     Provision for
      Operational Realignment
      and Other Charges......       430            142               82            71        725
     Additional Charges
      (Credits)..............        21            (20)             (9)             8        --
     Cash Payments...........       --             (19)             (6)           (13)       (38)
     Noncash Charges.........      (451)           --               --            --        (451)
                                  -----          -----            -----         -----      -----
     Balance at December 31,
      1998...................       --             103               67            66        236
     Additional Charges
      (Credits)..............       --             (22)              13             9        --
     Cash Payments...........       --             (46)             (18)          (45)      (109)
                                  -----          -----            -----         -----      -----
     Balance at December 31,
      1999...................     $ --           $  35            $  62         $  30      $ 127
                                  =====          =====            =====         =====      =====

1998 Results Compared to 1997 Results
Consolidated Financial Results

Revenues
 Premium Revenues
   Consolidated premium revenues in 1998 totaled $15.5 billion, an increase of $5.4 billion, or 53%, compared to 1997. On January 1, 1998, our Health Care Services' Ovations business began delivering Medicare Supplement insurance and other medical insurance coverage to approximately 4 million AARP members. Premium revenues from our portion of the AARP insurance offerings during 1998 were $3.5 billion.
   Excluding the AARP business, 1998 consolidated premium revenues totaled $12 billion, an increase of 19% over 1997. This increase was primarily the result of growth in our Health Care Services' UnitedHealthcare business. On a year-over-year same-store basis, UnitedHealthcare's premium revenues increased $1.7 billion, or 18%, during 1998. The increase reflected same-store commercial health plan enrollment growth of 10% and average year-over-year premium yield increases on renewing commercial health plan groups of approximately 5% to 6%.
   Growth in UnitedHealthcare's Medicare programs also contributed to the increase in premium revenues, with same-store growth of 33% in Medicare enrollment. Significant growth in Medicare enrollment affects year-over-year comparability. The Medicare product generally has per member premium rates three to four times higher than average commercial premium rates because Medicare members typically use proportionately more medical services. On a year-over-year, same-store basis, UnitedHealthcare's commercial health plan and Medicare products accounted for $1.8 billion of premium revenue growth during 1998.

 Management Services and Fee Revenues
   Management services and fee revenues during 1998 totaled $1.6 billion, representing an increase of approximately $160 million over 1997. The increase was primarily the result of acquisitions by Ingenix during 1997 and 1998. Additionally, our Specialized Care Services business--most notably in United Behavioral Health and Optum(R), our telephone- and Internet-based health information and services business--increased the number of individuals it serves.

 Investment and Other Income
   Investment and other income increased to $249 million in 1998 from $231 million in 1997. The increase of $18 million was primarily attributable to an increase in average cash and investments from $3.6 billion in 1997 to $4.1 billion in 1998. Net realized capital gains were $26 million in both 1998 and 1997.

Operating Expenses
 Medical Costs
   The following table summarizes our medical care ratio by product line for the years ended December 31:

                                                             1998
                                                     ---------------------
                                                     Reported Adjusted /1/ 1997
                                                     -------- ------------ -----
     UnitedHealthcare:
     Commercial.....................................  85.6%      84.9%     85.7%
     Medicare.......................................  92.0%      87.0%     83.3%
     Medicaid.......................................  85.2%      85.2%     82.8%
                                                      -----      -----     -----
     Consolidated UnitedHealth Group................  87.2%      86.0%     84.3%
                                                      -----      -----     -----
     Consolidated (excluding AARP)..................  85.8%      84.3%     84.3%
                                                      -----      -----     -----

    -------
    /1/Excludes the effects of contract losses associated with certain
       Medicare markets and other increases to commercial and Medicare medical costs payable estimates.

   Our consolidated medical care ratio increased to 87.2% in 1998 from 84.3% in 1997. The year-over-year increase includes the effects of the AARP business on our medical care ratio. We experience a medical care ratio of approximately 92% related to our portion of the AARP insurance offerings, which we began delivering on January 1, 1998. Excluding the AARP business, on a year-over-year basis, the medical care ratio increased to 85.8%.
   The increase in the 1998 medical care ratio was primarily due to average Medicare premium rate increases of 2.5%, which were more than offset by increased medical utilization reflected mostly in hospital costs. In 13 of our 24 Medicare markets, representing half of our annual Medicare premiums of $2.4 billion, we incurred contract losses of $111 million. Six of these 13 markets were generally newer markets where we had been unable to achieve the scale of operations necessary to achieve profitability. In numerous counties in the other seven markets, we experienced increased medical costs that exceeded the fixed Medicare premiums, which only increased 2.5% on average.
   Despite increasing commercial medical cost trends in certain health plan markets, UnitedHealthcare's commercial medical care ratio improved slightly to 85.6% in 1998 from 85.7% in 1997.

 Selling, General and Administrative Expenses
   Selling, general and administrative expenses as a percent of total revenues (the operating cost ratio) decreased from 20.0% in 1997 to 17.1% in 1998. The improvement in the year-over-year operating cost ratio principally reflected the operating leverage we gained with the addition of the AARP business. On an absolute dollar basis, selling, general and administrative costs increased by $600 million, or 25%, over 1997. The increase primarily reflected the additional infrastructure needed to support the $5.4 billion, or 53%, increase in premium-based business.

 Depreciation and Amortization
   Depreciation and amortization was $185 million in 1998, and $146 million in 1997. This increase resulted from a combination of higher levels of capital expenditures to support business growth and amortization of goodwill and other intangible assets related to recent acquisitions.

Financial Condition and Liquidity at December 31, 1999
   During 1999, we generated $1.2 billion in cash from operating activities. We continued to maintain a strong financial condition and liquidity position, with cash and investments of $4.7 billion at December 31, 1999, an increase of $295 million from December 31, 1998.
   Cash and investments included $484 million and $111 million of equity securities as of December 31, 1999 and 1998, respectively. The increase in equity securities is primarily attributable to unrealized gains of $318 million during 1999, largely resulting from our investment in Healtheon common stock, which increased in value subsequent to Healtheon's initial public stock offering in February 1999.
   As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations. After taking into account these regulations, approximately $300 million (excluding equity securities of $484 million) of our $4.7 billion of cash and investments at December 31, 1999, was available for general corporate use, including share repurchases, acquisitions and working capital needs. Of this amount, approximately $200 million was maintained at year-end as part of our Year 2000 risk mitigation planning. Our operating cash flows and financing capability also provide us with funds, as needed, for general corporate use.
   During 1999, we issued commercial paper and, as of December 31, 1999, we had $591 million outstanding, with interest rates ranging from 5.5% to 6.3%.
   In November 1999, we also issued a $150 million two-year floating rate note. The interest rate for the initial three-month period is 6.65%.
   We used the proceeds from the commercial paper and the floating rate note to repay $400 million of unsecured notes in December 1999.
   In August 1999, we increased our commercial paper program and our supporting credit arrangements with a group of banks to an aggregate of $900 million. The supporting credit arrangements are composed of a $300 million revolving credit facility, expiring in December 2003, and a $600 million 364-day facility, expiring in August 2000. We also have the capacity to issue approximately $180 million of extendible commercial notes (ECNs). At December 31, 1999, we had no amounts outstanding under our credit facilities or ECN programs.
   Our debt arrangements and credit facilities contain various covenants, the most restrictive of which place limitations on secured and unsecured borrowings and require us to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.
   Our senior debt is rated "A" by Standard & Poor's and Duff & Phelps, and "A3" by Moody's. Our commercial paper and ECN programs are rated "A-1" by Standard & Poor's, "D-1" by Duff & Phelps, and "P-2" by Moody's.
   The aggregate issuing capacity of all securities covered by shelf registration statements for common stock, preferred stock, debt securities and other securities is $1.25 billion. We may publicly offer such securities from time to time at prices and terms to be determined at the time of offering.

   Under the board of directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 1999, we repurchased 38.8 million shares for an aggregate of $983 million. Since inception of our stock repurchase activities in November 1997 and through December 31, 1999, we have repurchased 61.8 million shares for an aggregate of $1.4 billion. As of December 31, 1999, we have board of directors' authorization to purchase up to an additional 27.8 million shares of our common stock.
   In the second quarter of 1998, we recognized special charges to operations of $725 million associated with implementing our operational realignment plan. We believe our remaining after-tax cash outlay associated with these charges will be approximately $80 million over the next 12 months.
   We expect our available cash and investment resources, operating cash flows and financing capability will be sufficient to meet our current operating requirements and other corporate development initiatives. A substantial portion of our long-term investments ($2.6 billion as of December 31, 1999) is classified as available for sale. Subject to the previously described regulations, these investments may be sold prior to their maturity to fund working capital or for other purposes.
   Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products and programs and may include acquisitions.
   During 1999, we formed and initiated funding of the UnitedHealth Foundation using a portion of our investment in Healtheon common stock valued at approximately $50 million. UnitedHealth Foundation is dedicated to improving Americans' health and well-being by supporting consumer and physician education and awareness programs, generating objective information that will contribute to improving health care delivery, and sponsoring community-based health and well-being activities.

Regulatory Capital and Dividend Restrictions
   Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations (HMOs) and insurance companies. HMOs and insurance companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by regulated insurance and HMO companies, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus.
   As of December 31, 1999, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $1.5 billion, compared with their aggregate minimum statutory capital and surplus requirements of approximately $350 million.
   The National Association of Insurance Commissioners has adopted rules which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. The change in rules for insurance companies was effective December 31, 1998. The new HMO rules are subject to state-by-state adoption, but not many states had adopted the rules as of December 31, 1999. The HMO rules, if adopted by the states in their proposed form, would significantly increase the minimum capital required for certain of our subsidiaries. However, we believe we can redeploy capital among our regulated entities to minimize the need for incremental capital investment of general corporate financial resources into regulated subsidiaries. As such, we do not anticipate a significant impact on our aggregate capital or investments in regulated subsidiaries.

Quantitative and Qualitative Disclosures About Market Risk
   Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates and equity prices.
   Approximately $4.2 billion of our cash and investments at December 31, 1999, was invested in fixed income securities. We manage our investment portfolio within risk parameters approved by our board of directors; however our fixed income securities are subject to the effects of market fluctuations in interest rates. Assuming a hypothetical and immediate 1% increase in rates applicable to our fixed income portfolio at December 31, 1999, the fair value of our fixed income investments would decrease by approximately $110 million.
   As of December 31, 1999, we owned approximately 7.8 million shares of Healtheon common stock. With Healtheon's public stock offering in February 1999 and subsequent increases to the fair value of Healtheon's stock, we have recorded a $283 million unrealized gain, or $178 million net of income tax effects, in shareholders' equity as of December 31, 1999. Assuming an immediate decrease of 25% in Healtheon's stock price, the hypothetical reduction in shareholders' equity related to these holdings is estimated to be $45 million (net of income tax effects), or 1% of total shareholders' equity at December 31, 1999.

Inflation
   Although the general rate of inflation has remained relatively stable and health care cost inflation has stabilized in recent years, the national health care cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on anticipated health care costs, care coordination with various health care providers, and various health care cost containment measures. Specifically, health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.
   While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases. In addition, certain non-network-based products do not have health care cost containment measures similar to those in place for network-based products. As a result, there is added health care cost inflation risk with these products, which constitute approximately 4% of our consolidated risk-based membership. We consider these inflation risks when determining prices for those products.

Year 2000 Infrastructure Modification Activities
   Our Year 2000 infrastructure remediation efforts were successful and, during 2000, we have not experienced any business disruptions or system failures.

Legal Matters
   See Note 13 to the accompanying consolidated financial statements for a discussion of legal matters.

Cautionary Statement Regarding "Forward-Looking" Statements
   The statements contained in Results of Operations, and other sections of this annual report to shareholders, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the PSLRA). When used herein, the words or phrases "believes," "expects," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the PSLRA. Forward-looking statements involve known and unknown risks, which may cause actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from expectations include, without limitation: the effects of state and federal regulations, the effects of acquisitions and divestitures, and other risks described from time to time in each of UnitedHealth Group's SEC reports, including quarterly reports on Form 10-Q, annual reports on Form 10-K, and reports on Form 8-K.

                     Consolidated Statements of Operations
                               UnitedHealth Group

                                                         For the Year Ended
                                                            December 31,
                                                       -------------------------
     (in millions, except per share data)               1999     1998     1997
     ------------------------------------              -------  -------  -------
     Revenues
      Premiums......................................   $17,550  $15,516  $10,135
      Management Services and Fees..................     1,793    1,590    1,428
      Investment and Other Income...................       219      249      231
                                                       -------  -------  -------
      Total Revenues................................    19,562   17,355   11,794
                                                       -------  -------  -------
     Operating Expenses
      Medical Costs.................................    15,043   13,523    8,542
      Selling, General and Administrative Expenses..     3,343    2,964    2,364
      Depreciation and Amortization.................       233      185      146
      Operational Realignment and Other Charges.....       --       725      --
                                                       -------  -------  -------
      Total Operating Expenses......................    18,619   17,397   11,052
                                                       -------  -------  -------
     Earnings (Loss) From Operations................       943      (42)     742
      Interest Expense..............................       (49)      (4)     --
                                                       -------  -------  -------
     Earnings (Loss) Before Income Taxes............       894      (46)     742
      Provision for Income Taxes....................      (326)    (120)    (282)
                                                       -------  -------  -------
     Net Earnings (Loss)............................       568     (166)     460
     Convertible Preferred Stock Dividends and
      Redemption Premium............................       --       (48)     (29)
                                                       -------  -------  -------
     Net Earnings (Loss) Applicable To Common
      Shareholders..................................   $   568   $ (214) $   431
                                                       -------  -------  -------
     Basic Net Earnings (Loss) per Common Share.....   $  1.63  $ (0.56) $  1.15
                                                       -------  -------  -------
     Diluted Net Earnings (Loss) per Common Share...   $  1.60  $ (0.56) $  1.13
                                                       -------  -------  -------
     Basic Weighted-Average Number of Common Shares
      Outstanding...................................     348.2    381.2    374.0
     Dilutive Effect of Outstanding Stock Options...       6.8      --       7.6
                                                       -------  -------  -------
     Weighted-Average Number of Common Shares
      Outstanding, Assuming Dilution................     355.0    381.2    381.6
                                                       -------  -------  -------

    See notes to consolidated financial statmests.

                          Consolidated Balance Sheets
                               UnitedHealth Group

                                                                   As of December
                                                                        31,
                                                                   --------------
     (in millions, except share and per share data)                 1999    1998
     ----------------------------------------------                ------- ------
     Assets
      Current Assets
        Cash and Cash Equivalents................................. $ 1,605 $1,644
        Short-Term Investments....................................     546    170
        Accounts Receivable, net of allowances of $117 and $64....     912    965
        Assets Under Management...................................   1,328  1,155
        Other Current Assets......................................     177    320
                                                                   ------- ------
          Total Current Assets....................................   4,568  4,254
      Long-Term Investments.......................................   2,568  2,610
      Property and Equipment, net of accumulated depreciation of
       $482 and $463..............................................     278    294
      Goodwill and Other Intangible Assets, net of accumulated
       amortization of $376 and $258..............................   2,859  2,517
                                                                   ------- ------
          Total Assets............................................ $10,273 $9,675
                                                                   ======= ======
     Liabilities and Shareholders' Equity
      Current Liabilities
        Medical Costs Payable..................................... $ 2,915 $2,780
        Accounts Payable and Accrued Liabilities..................   1,003    949
        Other Policy Liabilities..................................     910    714
        Short-Term Debt...........................................     591    459
        Unearned Premiums.........................................     473    414
                                                                   ------- ------
          Total Current Liabilities...............................   5,892  5,316
      Long-Term Debt..............................................     400    249
      Deferred Income Taxes and Other Liabilities.................     118     72
      Commitments and Contingencies (Note 13).....................
                                                                   ------- ------
      Shareholders' Equity
        Common Stock, $0.01 par value--500,000,000 shares
         authorized; 334,940,000 and 367,860,000 issued and
         outstanding..............................................       3      4
        Additional Paid-in Capital................................     250  1,107
        Retained Earnings.........................................   3,445  2,883
        Accumulated Other Comprehensive Income:
          Net Unrealized Holding Gains on Investments Available
           for Sale, net of income tax effects....................     165     44
                                                                   ------- ------
          Total Shareholders' Equity..............................   3,863  4,038
                                                                   ------- ------
          Total Liabilities and Shareholders' Equity.............. $10,273 $9,675
                                                                   ======= ======

    See notes to consolidated financial statements.

           Consolidated Statements of Changes in Shareholders' Equity
                               UnitedHealth Group

                                                                    Net Unrealized
                                                                    Holding Gains
                                Common Stock  Additional             (Losses) on         Total
(in millions, except per share  -------------  Paid-in   Retained    Investments     Shareholders' Comprehensive
data)                           Shares Amount  Capital   Earnings Available for Sale    Equity     Income (Loss)
------------------------------  ------ ------ ---------- -------- ------------------ ------------- -------------
Balance at December 31,
 1996........................     370   $  4    $1,148    $2,678        $ (7)           $3,823
 Issuance of Common Stock
   Stock Plans and Related
    Tax Benefits.............       6    --        116       --           --               116
   Acquisitions..............       6    --        144       --           --               144
 Stock Repurchases...........     --     --        (10)      --           --               (10)
 Comprehensive Income
   Net Earnings..............     --     --        --        460          --               460        $  460
   Other Comprehensive Income
    Adjustments
     Change in Net Unrealized
      Holding Gains (Losses)
      on Investments
      Available for Sale, net
      of income tax effects..     --     --        --        --            36               36            36
                                                                                                      ------
      Comprehensive Income...     --     --        --        --           --               --         $  496
                                                                                                      ------
 Cash Dividends
   Common Stock ($0.02 per
    share)...................     --     --        --        (6)          --               (6)
   Convertible Preferred
    Stock ($57.50 per
    share)...................     --     --        --        (29)         --               (29)
                                 ----   ----    ------    ------        -----           ------        ------
Balance at December 31,
 1997........................     382      4     1,398     3,103           29            4,534
 Issuance of Common Stock
   Stock Plans and Related
    Tax Benefits.............       8    --        131       --           --               131
   Acquisitions..............     --     --         14       --           --                14
 Stock Repurchases...........     (22)   --       (436)      --           --              (436)
 Comprehensive Income (Loss)
   Net Loss..................     --     --        --       (166)         --              (166)       $ (166)
   Other Comprehensive Income
    Adjustments
     Change in Net Unrealized
      Holding Gains on
      Investments Available
      for Sale, net of income
      tax effects............     --     --        --        --            15               15            15
                                                                                                      ------
      Comprehensive Loss.....     --     --        --        --           --               --         $ (151)
                                                                                                      ------
 Cash Dividends
   Common Stock ($0.02 per
    share)...................     --     --        --        (6)          --               (6)
   Convertible Preferred
    Stock ($56.03 per
    share)...................     --     --        --        (28)         --               (28)
 Convertible Preferred Stock
  Redemption Premium.........     --     --        --        (20)         --               (20)
                                 ----   ----    ------    ------        -----           ------        ------
Balance at December 31,
 1998........................     368      4     1,107     2,883           44            4,038
 Issuance of Common Stock
   Stock Plans and Related
    Tax Benefits.............       6    --        125       --           --               125
 Stock Repurchases...........     (39)    (1)     (982)      --           --              (983)
 Comprehensive Income
   Net Earnings..............     --     --        --        568          --               568        $  568
   Other Comprehensive Income
    Adjustments
     Change in Net Unrealized
      Holding Gains on
      Investments Available
      for Sale, net of income
      tax effects............     --     --        --        --           121              121           121
                                                                                                      ------
      Comprehensive Income...     --     --        --        --           --               --         $  689
                                                                                                      ------
 Cash Dividends
   Common Stock ($0.02 per
    share)...................     --     --        --         (6)         --                (6)
                                 ----   ----    ------    ------        -----           ------        ------
Balance at December 31,
 1999........................     335   $  3    $  250    $3,445        $ 165           $3,863
                                 ----   ----    ------    ------        -----           ------        ------

See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows
                               UnitedHealth Group

                                                          For the Year Ended
                                                             December 31,
                                                         ----------------------
     (in millions)                                        1999    1998    1997
     -------------                                       ------  ------  ------
     Operating Activities
      Net Earnings (Loss)..............................  $  568  $ (166) $  460
      Noncash Items
        Depreciation and Amortization..................     233     185     146
        Deferred Income Taxes and Other................      35    (184)     91
        Asset Impairments..............................     --      451     --
      Net Change in Other Operating Items, net of
       effects from acquisitions, sales of
       subsidiaries and changes in AARP balances
        Accounts Receivable and Other Current Assets...      84      67     (84)
        Medical Costs Payable..........................     165     269      53
        Accounts Payable and Other Current
         Liabilities...................................      60     347     (30)
        Unearned Premiums..............................      44     102      47
                                                         ------  ------  ------
        Cash Flows From Operating Activities...........   1,189   1,071     683
                                                         ------  ------  ------
     Investing Activities
      Cash Paid for Acquisitions, net of cash assumed
       and other effects...............................    (334)   (464)    --
      Purchases of Property and Equipment and
       Capitalized Software............................    (196)   (210)   (187)
      Proceeds from Sales of Property and Equipment
       and Disposition of Businesses...................      51      59     --
      Purchases of Investments.........................  (2,208) (2,799) (6,706)
      Maturities/Sales of Investments..................   2,064   3,435   5,889
                                                         ------  ------  ------
        Cash Flows (Used For) From Investing
         Activities....................................    (623)     21  (1,004)
                                                         ------  ------  ------
     Financing Activities
      Proceeds from Stock Option Exercises.............     102      84      79
      Proceeds from Short-Term Borrowings, net of
       payments........................................     132     459     --
      Proceeds from Issuance of Long-Term Debt.........     150     249     --
      Common Stock Repurchases.........................    (983)   (436)    (10)
      Redemption of Convertible Preferred Stock........     --     (520)    --
      Dividends Paid...................................      (6)    (34)    (35)
                                                         ------  ------  ------
        Cash Flows (Used For) From Financing
         Activities....................................    (605)   (198)     34
                                                         ------  ------  ------
     Increase (Decrease) in Cash and Cash Equivalents..     (39)    894    (287)
                                                         ------  ------  ------
     Cash and Cash Equivalents, Beginning of Period....   1,644     750   1,037
                                                         ------  ------  ------
     Cash and Cash Equivalents, End of Period..........  $1,605  $1,644  $  750
                                                         ------  ------  ------

    See notes to consolidated financial statements.

         Notes to Consolidated Financial Statements UnitedHealth Group

(1)Description of Business
   UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the Company," "we," "us," "our") is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through five distinct but strategically aligned businesses operating in separate market segments, we offer health care coverage and related services to help people achieve improved health and well-being.

(2)Summary of Significant Accounting Policies
Basis of Presentation
   We have prepared the consolidated financial statements in accordance with generally accepted accounting principles and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

Use of Estimates
   These financial statements include some amounts that are based on our best estimates and judgments. The most significant estimates relate to medical costs payable and other policy liabilities, intangible asset valuations and integration reserves relating to acquisitions, and liabilities and asset impairments relating to our operational realignment activities. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Revenue Recognition
   Premium revenues are recognized in the period enrolled members are entitled to receive health care services. Premium payments received from our customers prior to such period are recorded as unearned premiums. Management services and fee revenues are recognized in the period the related services are performed. Premium revenues related to Medicare and Medicaid programs as a percentage of total premium revenues were 21% in 1999, 20% in 1998, and 22% in 1997.

Medical Costs and Medical Costs Payable
   Medical costs include claims paid, claims adjudicated but not yet paid, estimates for claims received but not yet adjudicated, and estimates for claims incurred but not yet received.
   The estimates of medical costs and medical costs payable are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors including product changes. The estimates are subject to change as actuarial methods change or as underlying facts upon which estimates are based change. We did not change our actuarial methods during 1999, 1998 or 1997. The impact of any changes in estimates is included in the determination of earnings in the period of change. Management believes that the amount of medical costs payable is adequate to cover the company's liability for unpaid claims as of December 31, 1999.

Cash, Cash Equivalents and Investments
   Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term.
   Investments held by trustees or agencies according to state regulatory requirements are classified as held-to-maturity based on our ability and intent to hold these investments to maturity. Such investments are reported at amortized cost and are included in long-term investments. All other investments are classified as available for sale and reported at fair value based on quoted market prices and are classified as short-term or long-term depending on their maturity term. Periodically, we sell investments classified as long-term prior to their maturity to fund working capital or for other purposes.
   Unrealized gains and losses on investments available for sale are excluded from earnings and reported as a separate component of shareholders' equity, net of income tax effects. To calculate realized gains and losses on the sale of investments available for sale, we use the specific cost of each investment sold. We have no investments classified as trading securities.

Assets Under Management
   Under our 10-year agreement with AARP, we are administering certain aspects of AARP's insurance program that were transferred from the program's previous carrier (see Note 6). Pursuant to our agreement with AARP, the associated assets are managed separately from our general investment portfolio and are used to fund expenditures associated with the AARP Program. These assets are invested at our discretion, within certain investment guidelines approved by the AARP. At December 31, 1999, the assets were invested in marketable debt securities. Interest earnings and realized investment gains and losses on these assets accrue to the AARP policyholders and, as such, are not included in our determination of earnings. Assets under management are reported at their fair value. Unrealized gains and losses are included in the rate stabilization fund associated with the AARP Program (see Note 6). As of December 31, 1999, the AARP investment portfolio included net unrealized losses of $34 million compared with net unrealized gains of $12 million as of December 31, 1998.

Other Policy Liabilities
   Other policy liabilities include the rate stabilization fund associated with the AARP Program (see Note 6) and retrospective rate credit liabilities and customer balances related to experience-rated indemnity products.
   Retrospective rate credit liabilities represent premiums we received in excess of amounts contractually owed by customers based on actual claim experience. Liabilities established for closed policy years are based on actual experience, while liabilities for open years are based on estimates of premiums, claims and expenses incurred.

   Customer balances consist principally of deposit accounts and reserves that have accumulated under certain experience-rated contracts. At the customer's option, these balances may be returned to the customer or used to pay future premiums or claims under eligible contracts.

Property and Equipment
   Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the respective assets, ranging from three years to 30 years. The weighted-average useful life of property and equipment at December 31, 1999, was approximately four years.

Goodwill and Other Intangible Assets
   Goodwill represents the purchase price and transaction costs associated with businesses we have acquired in excess of the estimated fair value of the net assets of these businesses. To the extent possible, a portion of the excess purchase price and transaction costs is assigned to identifiable intangible assets. Goodwill and other intangible assets are being amortized on a straight-line basis over useful lives ranging from three years to 40 years, with a weighted-average useful life of 34 years at December 31, 1999.
   The useful lives of goodwill and other intangible assets have been assigned based on our best judgment. We periodically evaluate whether certain circumstances may affect the estimated useful lives or the recoverability of the unamortized balance of goodwill or other intangible assets.
   The most significant components of goodwill and other intangible assets are composed of goodwill of $2.1 billion at December 31, 1999, and $1.8 billion at December 31, 1998, and employer group contracts, supporting infrastructure, distribution networks and institutional knowledge of $550 million at December 31, 1999, and $570 million at December 31, 1998, net of accumulated amortization.

Long-Lived Assets
   We review long-lived assets for events or changes in circumstances that would indicate we may not recover their carrying value. We consider a number of factors, including estimated future undiscounted cash flows associated with the long-lived asset, to make this decision. We record assets held for sale at the lower of their carrying amount or fair value, less any costs associated with the final settlement.

Income Taxes
   Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

Stock-Based Compensation
   We use the intrinsic value method for determining stock-based compensation expenses. Under the intrinsic value method, we do not recognize compensation expense when the exercise price of an employee stock option equals or exceeds the fair market value of the stock on the date the option is granted. Information on what our stock-based compensation expenses would have been had we calculated those expenses using the fair market values of outstanding stock options is included in Note 11.

Net Earnings (Loss) Per Common Share
   Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings
(loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, since their inclusion would be anti-dilutive.

Comprehensive Income
   Comprehensive income and its components are reported in the Consolidated Statements of Changes in Shareholders' Equity. Comprehensive income is defined as changes in the equity of our business excluding changes resulting from investments and distributions to our shareholders.

Recently Issued Accounting Standard
   In June 1998, a new standard on accounting for derivative financial instruments and hedging activities was issued. This new standard will not materially affect our financial results or disclosures based upon our current investment portfolio.

Reclassifications
   Certain 1998 and 1997 amounts in the consolidated financial statements have been reclassified to conform to the 1999 presentation. These reclassifications have no effect on net earnings (loss) or shareholders' equity as previously reported.
(3)Acquisitions
   In September 1999, our Ingenix business segment acquired Worldwide Clinical Trials, Inc. (WCT), a leading contract research organization. We paid $214 million in cash in exchange for all outstanding shares of WCT. We accounted for the purchase using the purchase method of accounting, which means the purchase price was allocated to assets and liabilities acquired based on their estimated fair values at the date of acquisition and only the post-acquisition results of WCT are included in our consolidated financial statements. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $214 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 30 years. The pro forma effects of the WCT acquisition on our consolidated financial statements were not material.
   In June 1999, our Specialized Care Services business segment acquired Dental Benefit Providers, Inc. (DBP), one of the largest managed dental care services companies in the United States. We paid $105 million in cash, and we accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $105 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 40 years. The pro forma effects of the DBP acquisition on our consolidated financial statements were not material.
   In October 1998, our Health Care Services segment acquired HealthPartners of Arizona, Inc. (HPA), with 509,000 members as of the acquisition date. We paid $235 million in cash in exchange for all outstanding shares of HPA. We accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the estimated fair value of net assets acquired by $223 million, which has been assigned to goodwill and is being amortized over its estimated useful life of 40 years. The pro forma effects of the HPA acquisition on our consolidated financial statements were not material.
   During 1998, our Ingenix segment acquired Kern McNeill International, Inc.
(KMI), a leading contract research organization, and St. Anthony Publishing, Inc. (St. Anthony), a leader in the health care coding and reimbursement publications market. In the aggregate, we paid $188 million in cash and assumed liabilities of $17 million in exchange for all of the common stock of KMI and St. Anthony. We accounted for these acquisitions using the purchase method of accounting. The purchase price and costs associated with these acquisitions exceeded the preliminary fair value of net assets acquired by $205 million, which has been assigned to trade names and goodwill and is being amortized over their estimated useful lives ranging from 15 to 40 years. The pro forma effects of these acquisitions on our consolidated financial statements were not material.
   On December 31, 1997, our Ingenix segment acquired Medicode, Inc. (Medicode), a leading provider of health care information products. We issued
2.4 million shares of common stock and 507,000 common stock options with a total fair value of $127 million in exchange for all outstanding shares of Medicode. We accounted for the acquisition using the purchase method of accounting. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $123 million, which was originally assigned entirely to goodwill. During the second quarter of 1998, the Company completed the valuation of the intangible assets acquired in the Medicode transaction. Pursuant to the valuation, we expensed $68 million of the excess purchase price representing purchased in-process technology that previously had been assigned to goodwill. In management's judgment, this amount reflects the amount we would reasonably expect to pay an unrelated party for each project included in the technology. The value of in-process research and development of $68 million represented approximately 48% of the purchase price and was determined by estimating the costs to develop the purchased technology into commercially viable products, then estimating the resulting net cash flows from each project that was incomplete at the acquisition date, and discounting the resulting net cash flows to their present value. As of the date of our acquisition, Medicode had invested $8.5 million in in-process research and development projects. An additional $5 million was expended through September 30, 1999, at which time all projects that were in-process as of the acquisition date were complete. The $68 million charge is included as a component of Operational Realignment and Other Charges in the accompanying Consolidated Statements of Operations for the year ended December 31, 1998. Based on the final valuation, the remaining excess purchase price of $55 million was assigned to existing technologies, trade names and goodwill and is being amortized over their estimated useful lives, averaging 13 years. The pro forma effects of the Medicode acquisition on our consolidated financial statements were not material.

(4)Special Operating Charges
Operational Realignment and Other Charges
   In conjunction with our operational realignment initiatives, we developed and, in the second quarter of 1998, approved a comprehensive plan (the Plan) to implement our operational realignment. We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines and contracts; and consolidating and eliminating certain claim processing operations and associated real estate obligations.
   The asset impairments consisted principally of: 1) purchased in-process research and development associated with our acquisition of Medicode, Inc.; 2) goodwill and other long-lived assets including fixed assets, computer hardware and software, and leasehold improvements associated with businesses we intend to dispose of or markets where we plan to curtail our operations or change our operating presence; and 3) other realignment initiatives. Activities associated with the Plan will result in the reduction of approximately 5,200 positions, affecting approximately 6,400 people in various locations. Through December 31, 1999, we had eliminated approximately 3,900 positions, affecting approximately 3,700 people, pursuant to the Plan. The remaining positions are expected to be eliminated by December 31, 2000.
   In August 1999, we completed the sale of our managed workers' compensation business. During the second half of 1998 and the first half of 1999, we also completed the sale of our medical provider clinics and the reconfiguration of our small group insurance business and a non-strategic health plan market. The balances accrued in our operational realignment and other charges were sufficient to cover actual costs associated with the disposition and reconfiguration of these businesses.
   Remaining markets where we plan to curtail or make changes to our operating presence include two health plan markets that are in non-strategic markets. In Puerto Rico, we expect to complete the sale of this business prior to April 30, 2000. In the Pacific Coast region, we will be exiting our operations related to small and mid-sized customer groups with anticipated completion in 2000. We believe the balances accrued in our operational realignment and other charges will be sufficient to cover expenses incurred in the sale and exit of these markets.
   Our accompanying financial statements include the operating results of businesses and markets to be disposed of or discontinued in connection with the operational realignment. The carrying value of the net assets held for sale or disposal is approximately $20 million as of December 31, 1999. Our accompanying Consolidated Statements of Operations include revenues and operating losses from businesses disposed of or to be disposed of, and markets we plan to exit for the years ended December 31 as follows (in millions):

                                                                   1999   1998
                                                                   -----  -----
     Revenues..................................................... $ 689  $ 964
     Loss from operations......................................... $ (41) $ (52)

   The table above does not include operating results from the counties where we withdrew our Medicare product offerings, effective January 1, 1999, and where we will be withdrawing our Medicare product offerings, effective January 1, 2000. Annual revenues for 1998 for Medicare counties we exited in January 1999 were approximately $225 million. Annual revenues for 1999 from the Medicare counties we are exiting in January 2000 were approximately $230 million.
   The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, and employee relocation and training. These costs are charged to expense as incurred or capitalized, as appropriate. During 1999 and 1998, we incurred expenses of approximately $52 million and $13 million, respectively, related to these activities.
   The Plan provided for substantial completion in 1999. However, some initiatives, including the consolidation of certain claim and administrative processing functions and certain divestitures and market realignment activities are requiring additional time in order to complete them in the most effective manner and will extend through 2000. Based on current facts and circumstances, we believe the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the Plan. However, as we proceed with the execution of the Plan and more current information becomes available, it may be necessary to adjust our estimates for severance, lease obligations on exited facilities, and losses on disposition of businesses.
   The accrual for operational realignment and other charges is included in Accounts Payable and Accrued Liabilities in the accompanying Consolidated Balance Sheets. The table below summarizes accrued operational realignment and other charges through December 31, 1999 (in millions):

                                            Severance and Noncancelable Disposition of
                                   Asset    Outplacement      Lease      Business and
                                Impairments     Costs      Obligations   Other Costs   Total
                                ----------- ------------- ------------- -------------- -----
     Balance at December 31,
      1997...................      $ --         $ --          $ --          $ --       $ --
      Provision for
       Operational
       Realignment and Other
       Charges...............        430          142            82            71        725
      Additional Charges
       (Credits).............         21          (20)          (9)             8        --
      Cash Payments..........        --           (19)          (6)           (13)       (38)
      Noncash Charges........       (451)         --            --            --        (451)
                                   -----        -----         -----         -----      -----
     Balance at December 31,
      1998...................        --           103            67            66         23
      Additional Charges
       (Credits).............        --           (22)           13             9
      Cash Payments..........        --           (46)          (18)          (45)      (109)
                                   -----        -----         -----         -----      -----
      Balance at December 31,
       1999..................      $ --         $  35         $  62         $  30      $ 127
                                   -----        -----         -----         -----      -----

Medical Costs
   During the second quarter of 1998, we recorded $175 million of medical cost charges. Of this amount, $101 million related to Medicare contract losses, $19 million related to other increases to Medicare medical costs payable estimates, and $55 million related to increases to commercial medical costs payable estimates.
   The $101 million of contract losses were incurred in 13 of our 24 Medicare markets. These plans contributed half of our annual Medicare premiums of $2.4 billion in 1998. Six of these markets were generally newer markets where we had been unable to achieve the scale of operations necessary to achieve profitability. In numerous counties in the other seven markets, we experienced increased medical costs that exceeded the fixed Medicare premiums, which only increased 2.5% on average.

(5)Provision for Future Losses
   In the second quarter of 1996, we recorded a provision to medical costs of $45 million to cover estimated losses we expected to incur through the remaining terms of two large multi-year contracts in our St. Louis health plan. One of the contracts expired in December 1998 and contained a premium rate increase cap of 2.5% per year. The other contract expires in December 2000 and generally limits premium rate increases to annual Consumer Price Index adjustments. As of December 31, 1999, there were 40,000 members covered under this contract. During 1999 and 1998, we utilized $6 million and $8 million, respectively, of the accrual for future losses. At December 31, 1999, we had $7 million remaining in the accrual for future losses, which is included in Medical Costs Payable in the accompanying Consolidated Balance Sheets. We expect this accrual will be sufficient to cover expected future losses from the remaining contract.

(6)AARP (American Association of Retired Persons)
   On January 1, 1998, we entered into a 10-year contract to provide insurance products and services to members of the AARP. Under the terms of the contract, we are compensated for claim administration and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. AARP has also contracted with certain other vendors to provide other member and marketing services. We report premium revenues associated with the AARP Program net of the administrative fees paid to these vendors and an administrative allowance we pay to AARP. Premium revenues from our portion of the AARP insurance offerings were approximately $3.5 billion during both 1999 and 1998.
   The underwriting results related to the AARP business are recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. To the extent underwriting losses exceed the balance in the RSF, we would be required to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. The RSF balance was $713 million as of December 31, 1999, and $509 million as of December 31, 1998, and is included in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.
   We assumed the policy and other policy liabilities related to the AARP program and received cash and premium receivables from the previous insurance carrier equal to the carrying value of the liabilities assumed as of January 1, 1998. The following AARP Program-related assets and liabilities are included in our Consolidated Balance Sheets (in millions):

                                                                  Balance as of
                                                                  December 31,
                                                                  -------------
                                                                   1999   1998
                                                                  ------ ------
     Assets Under Management..................................... $1,307 $1,155
     Accounts Receivable......................................... $  276 $  287
     Medical Costs Payable....................................... $  791 $  830
     Other Policy Liabilities.................................... $  713 $  509
     Accounts Payable and Accrued Liabilities.................... $   79 $  103

   The effects of changes in balance sheet amounts associated with the AARP Program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

(7)Cash, Cash Equivalents and Investments
   As of December 31, the amortized cost, gross unrealized holding gains and losses, and fair value of cash, cash equivalents, and investments were as follows (in millions):

                                             Gross Unrealized Gross Unrealized
                              Amortized Cost  Holding Gains    Holding Losses  Fair Value
     1999                     -------------- ---------------- ---------------- ----------
     Cash and Cash
      Equivalents............     $1,605          $ --             $ --          $1,605
     Debt Securities --
      Available for Sale
      U.S. Government and
       Agencies..............        726            --               (18)           708
      State and State
       Agencies..............        555              2               (9)           548
      Municipalities.........        527              2               (9)           520
      Corporate..............        797            --               (22)           775
                                  ------          -----            -----         ------
     Debt Securities --
      Available for Sale.....      2,605              4              (58)         2,551
     Equity Securities --
      Available for Sale.....        166            318              --             484
                                  ------          -----            -----         ------
     Total Investments
      Available for Sale.....      2,771            322              (58)         3,035
                                  ------          -----            -----         ------
     Investments Held to
      Maturity
      U.S. Government and
       Agencies..............         58            --               --              58
      State and State
       Agencies..............          1            --               --               1
      Municipalities.........          1            --               --               1
      Corporate..............         19            --               --              19
                                  ------          -----            -----         ------
     Total Investments Held
      to Maturity............         79            --               --              79
                                  ------          -----            -----         ------
        Total Cash and
         Investments.........     $4,455          $ 322            $ (58)        $4,719
                                  ======          =====            =====         ======
     1998
     Cash and Cash
      Equivalents............     $1,644          $ --             $ --          $1,644
                                  ------          -----            -----         ------
     Debt Securities --
      Available for Sale
      U.S. Government and
       Agencies..............        668             10              --             678
      State and State
       Agencies..............        675             27              --             702
      Municipalities.........        535             20              --             555
      Corporate..............        628             10               (2)           636
                                  ------          -----            -----         ------
     Debt Securities --
      Available for Sale.....      2,506             67               (2)         2,571
     Equity Securities --
      Available for Sale.....        105              6              --             111
                                  ------          -----            -----         ------
     Total Investments
      Available for Sale.....      2,611             73               (2)         2,682
                                  ------          -----            -----         ------
     Investments Held to
      Maturity
      U.S. Government and
       Agencies..............         53            --               --              53
      State and State
       Agencies..............         16            --               --              16
      Municipalities.........          1            --               --               1
      Corporate..............         17            --               --              17
      Other..................         11            --               --              11
                                  ------          -----            -----         ------
     Total Investments Held
      to Maturity............         98            --               --              98
                                  ------          -----            -----         ------
        Total Cash and
         Investments.........     $4,353          $  73            $  (2)        $4,424
                                  ======          =====            =====         ======

   As of December 31, 1999, the contractual maturities of our investments in debt securities were as follows (in millions):

                              Less Than   One to   More Than Five More Than
     Years to Maturity        One Year  Five Years  to Ten Years  Ten Years Total
     -----------------        --------- ---------- -------------- --------- ------
     At Amortized Cost:
      Investments Available
       for Sale..............   $202       $851         $835        $717    $2,605
      Investments Held to
       Maturity..............     36         43          --          --         79
                                ----       ----         ----        ----    ------
        Total Debt
         Securities..........   $238       $894         $835        $717    $2,684
                                ----       ----         ----        ----    ------
     At Fair Value:
      Investments Available
       for Sale..............   $202       $841         $816        $692    $2,551
      Investments Held to
       Maturity..............     36         43          --          --         79
                                ----       ----         ----        ----    ------
        Total Debt
         Securities..........   $238       $884         $816        $692    $2,630
                                ----       ----         ----        ----    ------

   Gross realized gains of $9 million, $31 million and $37 million and gross realized losses of $15 million, $5 million and $11 million were recognized in 1999, 1998 and 1997, respectively, and are included in Investment and Other Income in the accompanying Consolidated Statements of Operations.
   During 1999, we contributed approximately 1.2 million shares of Healtheon Corporation common stock valued at approximately $50 million to the UnitedHealth Foundation. The difference between the realized gain of approximately $49 million on the stock transfer and the related contribution expense of $50 million was $1 million. The net effect of this transaction is included in Investment and Other Income in the accompanying Consolidated Statement of Operations for 1999.

(8)Debt
   Debt consisted of the following as of December 31(in millions):

                                        1999                      1998
                              ------------------------- -------------------------
                              Carrying Value Fair Value Carrying Value Fair Value
                              -------------- ---------- -------------- ----------
     Commercial Paper........      $591         $591         $ 59         $ 59
     5.65% Senior Unsecured
      Note due December
      1999...................       --           --           400          400
     Floating Rate Note due
      November 2001..........       150          150          --           --
     6.60% Senior Unsecured
      Note due December
      2003...................       250          238          249          249
                                   ----         ----         ----         ----
     Total Debt..............      $991         $979         $708         $708
     Less Current Portion....      (591)        (591)        (459)        (459)
                                   ----         ----         ----         ----
     Total Long-Term Debt....      $400         $388         $249         $249
                                   ----         ----         ----         ----

   As of December 31, 1999, we had $591 million of commercial paper outstanding, with interest rates ranging from 5.5% to 6.3%. In November 1999, we also issued a $150 million two-year floating rate note. The interest rate is adjusted quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.5%, which was 6.65% as of December 31, 1999.
   The repayment of the $400 million unsecured note in December 1999 was financed with the $150 million floating rate note and commercial paper issuance.
   In August 1999, we increased our commercial paper program and our supporting credit arrangements with a group of banks to an aggregate of $900 million. The supporting credit arrangements are comprised of a $300 million revolving credit facility, expiring in December 2003, and a $600 million 364-day facility, expiring in August 2000. We also have the capacity to issue approximately $180 million of extendible commercial notes (ECNs) under our ECN program. At December 31, 1999, we had no amounts outstanding under our credit facilities or ECN program.
   Our debt agreements and credit facilities contain various covenants, the most restrictive of which place limitations on secured and unsecured borrowings and require us to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.
   Maturities of long-term debt for the years ending December 31 are as follows (in millions):

           2000             2001                     2002                     2003                     2004
           ----             ----                     ----                     ----                     ----
           --               $150                     --                       $250                     --

   We made cash payments for interest of $43 million in 1999.

(9)Convertible Preferred Stock
   In December 1998, we redeemed all 500,000 outstanding shares of 5.75% Series A Convertible Preferred Stock (Preferred Stock). This Preferred Stock was issued to certain former shareholders of The MetraHealth Companies, Inc. (MetraHealth) as a portion of the total consideration of our 1995 acquisition of MetraHealth. The redemption price per share of stock was $1,040 per share, or $520 million in the aggregate, which included a redemption premium of $40 per share or $20 million in the aggregate. The redemption premium of $20 million is deducted from Net Earnings (Loss) to arrive at Net Earnings (Loss) Applicable to Common Shareholders in the accompanying Consolidated Statement of Operations for 1998.

(10)Shareholders' Equity
Regulatory Capital and Dividend Restrictions
   Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations (HMOs) and insurance companies. HMOs and insurance companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by regulated insurance and HMO companies, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus.
   As of December 31, 1999, the Company's regulated subsidiaries had aggregate statutory capital and surplus of approximately $1.5 billion, compared with their aggregate minimum statutory capital and surplus requirements of approximately $350 million.
   The National Association of Insurance Commissioners has adopted rules which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. The change in rules for insurance companies was effective December 31, 1998. The new HMO rules are subject to state-by-state adoption, but not many states had adopted the rules as of December 31, 1999. The HMO rules, if adopted by the states in their proposed form, would significantly increase the minimum capital required for certain of our subsidiaries. However, we believe we can redeploy capital among our regulated entities to minimize the need for incremental capital investment of general corporate financial resources into regulated subsidiaries. As such, we do not anticipate a significant impact on our aggregate capital or investments in regulated subsidiaries.

Stock Repurchase Program

   Under the board of directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 1999, we repurchased 38.8 million shares for an aggregate of $983 million. Since inception of our stock repurchase activities in November 1997 and through December 31, 1999, we have repurchased 61.8 million shares for an aggregate of $1.4 billion. As of December 31, 1999, we have board of directors' authorization to purchase up to an additional 27.8 million shares of our common stock.

Dividends

   On February 10, 2000, the board of directors approved an annual dividend for 2000 of $0.02 per share to holders of common stock.

(11)Stock-Based Compensation Plans

   We have stock and incentive plans (the Stock Plans) for the benefit of eligible employees. As of December 31, 1999, the Stock Plans allowed for the future granting of up to 14.4 million shares as incentive or non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards to employees.

   In 1995, we adopted the Non-employee Director Stock Option Plans (the 1995
Plan) to benefit members of the board of directors who are not employees. As of December 31, 1999, 958,000 shares were available for future grants of non-qualified stock options under the 1995 Plan.
   Stock options are granted at an exercise price not less than the fair market value of the common stock at the date of grant. They may be exercised over varying periods and up to 10 years from the date of grant.

   A summary of the activity under our Stock Plans and the 1995 Plan during 1999, 1998 and 1997 is presented in the table below (shares in thousands):

                                        1999                     1998                     1997
                               ------------------------ ------------------------ ------------------------
                                       Weighted-Average         Weighted-Average         Weighted-Average
                               Shares   Exercise Price  Shares   Exercise Price  Shares   Exercise Price
                               ------  ---------------- ------  ---------------- ------  ----------------
     Outstanding at Beginning
      of Year................  36,748       $18.5       34,226       $  17       33,788       $14.5
     Granted.................  14,406       $  20       11,694       $19.5        8,732       $  22
     Issued in Acquisition...     --        $ --           --        $ --         1,014       $   2
     Exercised...............  (4,666)      $16.5       (6,758)      $11.5       (6,190)      $  10
     Forfeited...............  (2,408)      $19.5       (2,414)      $19.5       (3,118)      $17.5
                               ------       -----       ------       -----       ------       -----
     Outstanding at end of
      year...................  44,080       $  19       36,748       $18.5       34,226       $  17
                               ======       =====       ======       =====       ======       =====
     Exercisable at end of
      year...................  15,558       $  17       13,450       $16.5       13,404       $  14
                               ======       =====       ======       =====       ======       =====

   The following table summarizes information about stock options outstanding at December 31, 1999 (shares in thousands):

                                              Options Outstanding                    Options Exercisable
                                ------------------------------------------------ ----------------------------
                                             Weighted-Average
                                  Number         Remaining      Weighted-Average   Number    Weighted-Average
     Range of Exercise Prices   Outstanding Option Term (years)  Exercise Price  Exercisable  Exercise Price
     ------------------------   ----------- ------------------- ---------------- ----------- ----------------
     $ 0 -- $22..............      3,182            2.9              $   8          3,058         $   8
     $23 -- $35..............     11,000            7.4              $16.5          5,260         $16.5
     $36 -- $46..............     23,668            8.5              $20.5          5,992         $20.5
     $47 -- $55..............      6,100            7.2              $  25          1,162         $  25
     $56 -- $73..............        130            8.5              $  34             86         $  36
                                  ------            ---              -----         ------         -----
     $ 0 -- $73..............     44,080            7.6              $  19         15,558         $  17
                                  ------            ---              -----         ------         -----

   We increased additional paid-in capital $23 million in 1999, $47 million in 1998, and $37 million in 1997 to reflect the tax benefit we received upon the exercise of non-qualified stock options.
   We do not recognize compensation expense in connection with stock option grants related to the Stock Plans and the 1995 Plan because we grant stock options at exercise prices that equal or exceed the fair market value of the stock at the time options are granted. If we had determined compensation expense using fair market values for the stock options, net earnings (loss) per common share would have been reduced to the following pro forma amounts:

                                                             1999   1998   1997
                                                             ----- ------  -----
     Net Earnings (Loss) (in millions)
      As Reported..........................................  $ 568 $ (166) $ 460
      Pro Forma............................................  $ 531 $ (206) $ 430
                                                             ----- ------  -----
     Diluted Net Earnings (Loss) Per Common Share
      As Reported..........................................  $1.60 $ (.56) $1.13
      Pro Forma............................................  $1.50 $ (.67) $1.05
                                                             ----- ------  -----
     Weighted-Average Fair Value Per Share of Options
      Granted..............................................  $11.5 $    8  $12.5
                                                             ----- ------  -----

   To determine compensation cost under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Principal assumptions used in applying the Black-Scholes model were as follows:

                                                               1999  1998  1997
                                                               ----  ----  ----
     Risk-Free Interest Rate.................................. 6.7%  5.2%  6.0%
     Expected Volatility......................................  50%   46%   56%
     Expected Dividend Yield.................................. 0.1%  0.1%  0.1%
     Expected Life in Years................................... 5.0   5.8   5.6

   Because we did not apply the fair value method of accounting to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of what can be expected in future years.

Employee Stock Ownership Plan
   We have a non-leveraged Employee Stock Ownership Plan (ESOP) for the benefit of all eligible employees. Company contributions to the ESOP are made at the discretion of the board of directors. We made contributions to the ESOP of $5 million in 1999, $4 million in 1998 and $4 million in 1997.

Employee Stock Purchase Plan

   The Employee Stock Purchase Plan (ESPP) allows all eligible employees to purchase shares of common stock on semiannual offering dates at a price that is the lesser of 85% of the fair market value of the shares on the first day or the last day of the semiannual period. Employee contributions to the ESPP were $19 million for 1999, $19 million for 1998 and $17 million for 1997. Through the ESPP, we issued to employees 920,000 shares for 1999, 412,000 shares for 1998, and 844,000 for 1997. As of December 31, 1999, 5 million shares were available for future issue.

(12)Income Taxes

Components of the Provision (Benefit) for Income Taxes

     Year Ended December 31, (in millions)                         1999 1998  1997
     -------------------------------------                         ---- ----  ----
     Current
      Federal..................................................... $264 $273  $171
      State.......................................................   36   31    20
                                                                   ---- ----  ----
        Total Current.............................................  300  304   191
     Deferred.....................................................   26 (184)   91
                                                                   ---- ----  ----
        Total Provision........................................... $326 $120  $282
                                                                   ---- ----  ----

Reconciliation of the Tax Provision at the U.S. Federal Statutory Rate to the Provision for Income Taxes

     Year Ended December 31, (in millions)                    1999  1998   1997
     -------------------------------------                    ----  -----  ----
     Tax Provision (Benefit) at the U.S. Federal Statutory
      Rate..................................................  $313  $ (16) $259
     State Income Taxes, net of federal benefit.............    24     19    21
     Tax-Exempt Investment Income...........................   (16)   (25)  (21)
     Non-Deductible Amortization............................    25     24    21
     Non-Deductible Asset Impairments.......................   --     100   --
     Non-Deductible Losses and Expenses.....................     3     12     7
     Charitable Contributions...............................   (16)   --    --
     Other, net.............................................    (7)     6    (5)
                                                              ----  -----  ----
      Provision for Income Taxes............................  $326  $ 120  $282
                                                              ----  -----  ----

Components of Deferred Income Tax Assets and Liabilities

     December 31, (in millions)                                    1999  1998
     --------------------------                                    ----  ----
     Deferred Income Tax Assets
      Accrued Operational Realignment and Other Charges, and
       Restructuring Reserves....................................  $ 63  $138
      Unearned Premiums..........................................    87    68
      Loss Reserve Discounting...................................    52    51
      Net Operating Loss Carryforwards...........................    43    34
      Bad Debt Allowance.........................................    29    13
      Medical Costs Payable and Other Policy Liabilities.........    19    22
      Intangible Amortization....................................     5     7
      Other......................................................    10     8
                                                                   ----  ----
     Subtotal....................................................   308   341
      Less: Valuation allowances.................................   (52)  (34)
                                                                   ----  ----
     Total Deferred Income Tax Assets............................   256   307
                                                                   ----  ----
     Deferred Income Tax Liabilities
      Net Unrealized Gains on Investments Available for Sale.....   (97)  (23)
      Capitalized Software Development...........................   (54)  (31)
      Depreciation...............................................    (9)  (12)
      Other......................................................   --     (2)
                                                                   ----  ----
     Total Deferred Income Tax Liabilities.......................  (160)  (68)
                                                                   ----  ----
     Net Deferred Income Tax Assets..............................  $ 96  $239
                                                                   ----  ----

   Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance primarily relates to future tax benefits on certain purchased domestic and foreign net operating losses.
   We made cash payments for income taxes of $214 million in 1999, $245 million in 1998 and $124 million in 1997.
   Consolidated income tax returns for fiscal years 1997 and 1996 are currently being examined by the Internal Revenue Service. We do not believe any adjustments that may result will have a significant impact on our consolidated operating results or financial position.

(13)Commitments and Contingencies

Leases
   We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2011. Rent expense under all operating leases was $129 million in 1999, $119 million in 1998 and $104 million in 1997.
   At December 31, 1999, future minimum annual lease payments under all noncancelable operating leases were as follows (in millions):

        2000         2001             2002             2003             2004             Thereafter
        ----         ----             ----             ----             ----             ----------
        $102         $86              $72              $59              $48                 $197

Service Agreements
   On June 1, 1996, and November 16, 1995, we entered into two separate contracts with nonaffiliated third parties for information technology services, each with an approximate term of 10 years. Under the terms of the contracts, the third parties assumed responsibility for certain data center operations and support. On September 19, 1996, we entered into a 10-year contract with a third party for certain data network and voice communication services. Future payments under all of these contracts are estimated to be $1.3 billion; however, the actual timing and amount of payments will vary based on usage. Expenses incurred in connection with these agreements were $172 million in 1999, $162 million in 1998 and $125 million in 1997.

Legal Matters
   Because of the nature of our business, we are routinely subject to suits alleging various causes of action. Some of these suits may include claims for substantial noneconomic or punitive damages. We do not believe that any such actions, or any other types of actions, currently threatened or pending will, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.
   On February 4, 2000, we entered into a settlement agreement with the attorneys representing the plaintiff classes that assert claims under the U.S. securities laws against UnitedHealth Group and certain of its current and former officers and directors. The proposed settlement agreement is subject to court approval. Our insurers have agreed to cover the cost of this settlement.

Government Regulation
   Our business is regulated on a federal, state and local level. The laws and rules governing our business are subject to ongoing change, and latitude is given to the agencies administering those regulations. Existing or future laws and rules could affect how we do business, increase our health care and administrative costs and capital requirements, and increase our obligations. Further, we must obtain and maintain regulatory approvals to market many of our products.
   State legislatures and Congress continue to focus on health care issues. In Congress, managed health care has been the subject of proposed legislation. Any such legislation could expand health plan liability and could have an impact on the costs and revenues of our health plans. Proposed federal bills and regulations may also impact other aspects of our business.
   We are also subject to various governmental reviews, audits and investigations. However, we do not believe the results of any of the current audits, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

Concentrations of Credit Risk
   Investments in financial instruments such as marketable securities and commercial premiums receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by the board of directors. These policies limit the amounts that may be invested in any one issuer. Concentrations of credit risk with respect to commercial premiums receivable are limited to the large number of employer groups that constitute our customer base. As of December 31, 1999, there were no significant concentrations of credit risk.

(14)Segment Financial Information
   Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments are recorded at their estimated fair value, as if they were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. In accordance with generally accepted accounting principles, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare and Ovations have been combined in the Health Care Services segment column in the tables presented below.

                          Health Care           Specialized          Corporate and
                           Services   Uniprise Care Services Ingenix Eliminations  Consolidated
1999                      ----------- -------- ------------- ------- ------------- ------------
Revenues -- External
 Customers..............    $17,419    $1,398      $328       $198      $   --       $19,343
Revenues --
 Intersegment...........        --        445       393         59         (897)         --
Investment and Other
 Income.................        162        22         5          1           29          219
                            -------    ------      ----       ----      -------      -------
Total Revenues..........    $17,581    $1,865      $726       $258      $. (868)     $19,562
                            -------    ------      ----       ----      -------      -------
Earnings (Loss) From
 Operations.............    $   578    $  222      $128       $ 25      $   (10)     $   943
Total Assets /1/ .......    $ 7,198    $1,411      $365       $683      $   453      $10,110
Net Assets /1/ .........    $ 2,726    $  953      $149       $573      $   468      $ 4,869
Purchases of Property
 and Equipment and
 Capitalized Software...    $    69    $   71      $ 28       $ 28      $   --       $   196
Depreciation and
 Amortization...........    $    97    $   76      $ 23       $ 37      $   --       $   233
                            -------    ------      ----       ----      -------      -------
1998
Revenues -- External
 Customers..............    $15,463    $1,238      $274       $131      $   --       $17,106
Revenues --
 Intersegment...........        --        357       339         52         (748)         --
Investment and Other
 Income.................        149        29         5          1           65          249
                            -------    ------      ----       ----      -------      -------
Total Revenues..........    $15,612    $1,624      $618       $184      $  (683)     $17,355
                            -------    ------      ----       ----      -------      -------
Earnings From Operations
 /2/ ...................    $   503    $  161      $109       $ 20      $    65      $   858
Total Assets /1/ .......    $ 6,652    $1,499      $231       $472      $   555      $ 9,409
Net Assets /1/ .........    $ 2,512    $  940      $ 89       $388      $   555      $ 4,484
Purchases of Property
 and Equipment and
 Capitalized Software...    $    80    $   93      $ 27       $ 10      $   --       $   210
Depreciation and
 Amortization...........    $    90    $   59      $ 14       $ 22      $   --       $   185
                            -------    ------      ----       ----      -------      -------
1997
Revenues -- External
 Customers..............    $10,103    $1,182      $255       $ 23      $   --       $11,563
Revenues --
 Intersegment...........        --        297       291         59         (647)         --
Investment and Other
 Income.................        106        11         3          1          110          231
                            -------    ------      ----       ----      -------      -------
Total Revenues..........    $10,209    $1,490      $549       $ 83      $  (537)     $11,794
                            -------    ------      ----       ----      -------      -------
Earnings From
 Operations.............    $   379    $  159      $ 92       $  2      $   110      $   742
Total Assets /1/ .......    $ 4,124    $1,447      $208       $204      $ 1,599      $ 7,582
Net Assets /1/ .........    $ 2,152    $1,008      $116       $170      $ 1,599      $ 5,045
Purchases of Property
 and Equipment and
 Capitalized Software...    $    80    $   79      $ 23       $  5      $   --       $   187
Depreciation and
 Amortization...........    $    78    $   54      $ 12       $  2      $   --       $   146
                            -------    ------      ----       ----      -------      -------

-------
/1/Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,002 million and $708 million, income tax-related assets of $163 million and $266 million, and income tax-related liabilities of $167 million and $4 million as of December 31, 1999 and 1998, respectively. In 1997, Total Assets and Net Assets exclude, where applicable, redeemable preferred stock of $500 million, income tax-related assets of $41 million, and income tax-related liabilities of $52 million.
/2/For comparability purposes, 1998 results are adjusted to exclude $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates. Including these charges, 1998 segment earnings (loss) from operations were as follows:

                                                    Year Ended December 31, 1998
                                                    ----------------------------
     Health Care Services.........................              $(46)
     Uniprise.....................................                10
     Specialized Care Services....................                14
     Ingenix......................................               (66)
                                                                ----
      Total Operating Segments....................               (88)
     Corporate....................................                46
                                                                ----
      Total Consolidated..........................              $(42)
                                                                ----

(15)Quarterly Financial Data (Unaudited)
   The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1999 and 1998 (in millions, except per share data):

                                              Quarters Ended
                                 ---------------------------------------------
                                 March 31 June 30     September 30 December 31
                                 -------- -------     ------------ -----------
     1999
     Revenues..................   $4,809  $4,858         $4,903      $4,992
     Operating Expenses........   $4,588  $4,633         $4,664      $4,734
     Net Earnings Applicable to
      Common Shareholders......   $  132  $  135         $  144      $  157 /1/
     Basic Net Earnings per
      Common Share.............   $ 0.37  $ 0.39         $ 0.41      $ 0.46
     Diluted Net Earnings per
      Common Share.............   $ 0.36  $ 0.38         $ 0.40      $ 0.46 /1/
                                  ------  ------         ------      ------
     1998
     Revenues..................   $4,115  $4,235         $4,360      $4,645
     Operating Expenses........   $3,906  $4,914         $4,146      $4,431
     Net Earnings (Loss).......   $  132  $ (565)        $  135      $  132
     Net Earnings (Loss)
      Applicable to Common
      Shareholders.............   $  125  $ (572)/2/     $  128      $  105 /3/
     Basic Net Earnings (Loss)
      per Common Share.........   $ 0.32  $(1.48)        $ 0.33      $ 0.28
     Diluted Net Earnings
      (Loss) per Common Share..   $ 0.31  $(1.48)/2/     $ 0.33      $ 0.28 /3/
                                  ------  ------         ------      ------

    -------

    /1/Includes a net permanent tax benefit primarily related to the contribution of Healtheon Corporation common stock to the UnitedHealth Foundation. Excluding this benefit, Net Earnings Applicable to Common Shareholders and Diluted Net Earnings per Common Share were $152 million and $0.44 per share, respectively.

    /2/Includes $725 million of operational realignment and other charges and $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates. Excluding these charges, Net Earnings Applicable to Common Shareholders would have been $132 million, or $0.34 Diluted Net Earnings per Common Share.

    /3/Includes $20 million convertible preferred stock redemption premium.
       Excluding the effects of the convertible preferred stock redemption premium, Net Earnings Applicable to Common Shareholders would have been $125 million, or $0.34 Diluted Net Earnings per Common Share.

(16) Stock Split

   All common share and per share data in the accompanying consolidated financial statements have been adjusted to reflect a two-for-one split of the Company's common stock in the form of a 100 percent common stock dividend, which was declared by the Board of Directors on October 25, 2000 and payable on December 22, 2000 to shareholders of record on December 1, 2000.

                             Report of Independent
                               Public Accountants

To the Shareholders and Directors of UnitedHealth Group Incorporated:
   We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and its Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
February 10, 2000

                                ---------------

                              Report of Management

   The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to generally accepted accounting principles and include some amounts that are based on management's best estimates and judgments.
   To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. Internal auditors review the accounting practices, systems of internal control and compliance with these practices and controls.
   The Audit Committee of the board of directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent public accountants and its internal auditors, as well as management, to review accounting, auditing, internal control, financial reporting and other matters.

William W. McGuire, M.D.
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Arnold H. Kaplan
Chief Financial Officer

                         Corporate and Business Leaders

UnitedHealth Group        UnitedHealthcare             Specialized Care
William W. McGuire, M.D.  Jeannine M. Rivet            Services
Chairman and              Chief Executive Officer      Ronald B. Colby
Chief Executive Officer                                Chief Executive Officer



                          Ovations
Stephen J. Hemsley        Lois Quam                    Ingenix
President and             Chief Executive Officer      Kevin W. Pearson
Chief Operating Officer                                Chief Executive Officer

                                                       Ingenix Health
                                                       Information

                          Uniprise
Arnold H. Kaplan          R. Channing Wheeler

Chief Financial Officer   Chief Executive Officer
                                                       Kevin H. Roche

David J. Lubben                                        Chief Executive Officer
General Counsel                                        Ingenix International


Robert J. Backes                                       UnitedHealth
Senior Vice President                                  Technologies
Human Resources                                        James B. Hudak
                                                       Chief Executive Officer

John S. Penshorn
Director of Capital Markets
Communications and Strategy

                               Board of Directors

William C. Ballard, Jr.   Walter F. Mondale            Audit Committee
Of Counsel                Partner                      William C. Ballard, Jr.
Greenbaum, Doll &         Dorsey & Whitney LLP         James A. Johnson
McDonald                  Minneapolis, Minnesota,
Louisville, Kentucky,     law firm                     Douglas W. Leatherdale
law firm


                          Mary O. Mundinger
Richard T. Burke          Dean and Professor,          Robert L. Ryan
Chief Executive Officer   School of Nursing,
and Governor

                          and Associate Dean,          Compensation and Human
Phoenix Coyotes           Faculty of Medicine          Resources Committee
National Hockey League    Columbia University
team

                                                       Thomas H. Kean

                          Robert L. Ryan
Stephen J. Hemsley        Senior Vice President        Mary O. Mundinger
President and Chief       and                          William G. Spears
Operating Officer         Chief Financial Officer

UnitedHealth Group        Medtronic, Inc.              Compliance and
                                                       Government

                          Medical devices company
James A. Johnson                                       Affairs Committee

Chairman and Chief        William G. Spears
Executive Officer         Managing Partner             Richard T. Burke
Johnson Capital           W. G. Spears Grisant &
Partners                  Brown LLC                    Walter F. Mondale
Private investment        New York City-based
company                   investment                   Gail R. Wilensky


                          counseling and
Thomas H. Kean            management firm              Executive Committee
President

Drew University           Gail R. Wilensky             William C. Ballard, Jr.

                          Senior Fellow
Douglas W. Leatherdale    Project HOPE                 Douglas W. Leatherdale
Chairman and Chief        International health         William W. McGuire,
Executive Officer         foundation                   M.D.
                                                       William G. Spears
The Saint Paul
Companies, Inc.

                                                       Nominating Committee
Insurance and related
services

                                                       William C. Ballard, Jr.
William W. McGuire,
M.D.
Chairman and Chief
Executive Officer                                      Thomas H. Kean
UnitedHealth Group
                                                       Douglas W. Leatherdale
                                                       William W. McGuire,
                                                       M.D.
                                                       William G. Spears

                              Investor Information
                               UnitedHealth Group
Market Price of Common Stock
   The following table shows the range of high and low sales prices for the Company's stock as reported on the New York Stock Exchange Composite Tape for the calendar periods shown through February 25, 2000. These prices do not include commissions or fees associated with purchasing or selling this security.

                                                                   High   Low
                                                                  ------ ------
     2000
     First Quarter 2000
      Through February 25, 2000.................................. $32.35 $25.28
                                                                  ------ ------
     1999
     First Quarter 1999.......................................... $27.34 $19.72
     Second Quarter 1999......................................... $35.00 $22,36
     Third Quarter 1999.......................................... $33.36 $24.03
     Fourth Quarter 1999......................................... $29.25 $19.69
                                                                  ------ ------
     1998
     First Quarter 1998.......................................... $33.41 $23.28
     Second Quarter 1998......................................... $36.97 $30.63
     Third Quarter 1998.......................................... $33.25 $14.78
     Fourth Quarter 1998......................................... $25.31 $16.69
                                                                  ------ ------

    -------
    As of February 25, 2000, the Company had 11,271 shareholders of record.

Account Questions
   Our transfer agent, Norwest Bank Minnesota, N.A., can help you with a variety of shareholder-related services, including:
     Change of address
     Lost stock certificates
     Transfer of stock to another person
     Additional administrative services

   You can call our transfer agent at (800) 468-9716 or locally at (651) 450-
4064.

   You can write to them at:
     Norwest Shareowner Services
     P.O. Box 64854
     St. Paul, MN 55164-0854

   Or you can e-mail our transfer agent at:
     stocktransfer@norwest.com.

Investor Relations
   You can contact UnitedHealth Group's Investor Relations group any time to order, without charge, financial documents, such as the annual report and Form 10-K. You can write to us at:
     Investor Relations
     UnitedHealth Group
     P.O. Box 1459,
     Route MN008-8092
     Minneapolis, MN 55440-1459

Annual Meeting
   We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Wednesday, May 10, 2000, at 3:00 p.m., at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

Dividend Policy
   UnitedHealth Group's dividend policy was established by the board of directors in August 1990. The policy requires the board to review the Company's audited consolidated financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

   Shareholders of record on April 1, 1999, received an annual dividend for 1999 of $0.02 per share. On February 10, 2000, the Company's board of directors announced an annual dividend for 2000 of $0.02 per share. The dividend will be paid on April 19, 2000, to shareholders of record at the close of business on April 3, 2000.

Stock Listing
   The Company's common stock is traded on the New York Stock Exchange under the symbol UNH.

Information Online
   You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet.

   Our Internet address is: www.unitedhealthgroup.com.

                                                    [LOGO OF UNITEDHEALTH GROUP]


UnitedHealth Group
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

                                                                   ANNEX H

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM       TO

                        Commission file number: 1-10864

                               ----------------

                        UNITEDHEALTH GROUP INCORPORATED
            (Exact name of registrant as specified in its charter)

              MINNESOTA                                41-1321939
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

      UNITEDHEALTH GROUP CENTER                           55343
         9900 BREN ROAD EAST                           (Zip Code)
        MINNETONKA, MINNESOTA
   (Address of principal executive
              offices)

                                (952) 936-1300
             (Registrant's telephone number, including area code)

                               ----------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

As of November 1, 2000, 159,427,606 shares of the Registrant's Common Stock, $.01 par value per share, were issued and outstanding.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               UNITEDHEALTH GROUP

                                     INDEX

                                                                          Page
                                                                         Number
                                                                         ------
Part I.  Financial Information
 Item 1.  Financial Statements (Unaudited)
 Condensed Consolidated Balance Sheets at September 30, 2000 and
  December 31, 1999.....................................................    3
 Condensed Consolidated Statements of Operations for the three and nine
  month periods ended September 30, 2000 and 1999.......................    4
 Condensed Consolidated Statements of Cash Flows for the nine month
  periods ended September 30, 2000 and 1999.............................    5
 Notes to Condensed Consolidated Financial Statements...................    6
 Report of Independent Public Accountants...............................   14
 Item 2.  Management's Discussion and Analysis of Financial Condition
  and Results of Operation..............................................   15
 Item 3.  Quantitative and Qualitative Disclosures about Market Risk....   24
Part II.  Other Information
 Item 1.  Legal Proceedings.............................................   25
 Item 5.  Other Information.............................................   25
 Item 6.  Exhibits......................................................   25
Signatures..............................................................   26

                         Part I. Financial Information

                    Item 1. Financial Statements (unaudited)

                               UNITEDHEALTH GROUP

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                 (in millions, except share and per share data)

                                  (unaudited)

                                                     September 30, December 31,
                                                         2000          1999
                                                     ------------- ------------
                                    ASSETS
Current Assets
 Cash and Cash Equivalents..........................    $ 1,103      $ 1,605
 Short-Term Investments.............................        274          546
 Accounts Receivable, net...........................        906          912
 Assets Under Management............................      1,487        1,328
 Other Current Assets...............................        225          177
  Total Current Assets..............................      3,995        4,568
Long-Term Investments...............................      3,308        2,568
Property and Equipment, net.........................        269          278
Goodwill and Other Intangible Assets, net...........      2,891        2,859
                                                        -------      -------
TOTAL ASSETS........................................    $10,463      $10,273
                                                        =======      =======
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Medical Costs Payable..............................    $ 3,169      $ 2,915
 Other Policy Liabilities...........................      1,108          910
 Accounts Payable and Accrued Liabilities...........      1,064        1,003
 Short-Term Debt....................................        665          591
 Unearned Premiums..................................        275          473
  Total Current Liabilities.........................      6,281        5,892
Long-Term Debt......................................        400          400
Deferred Income Taxes and Other Liabilities.........        125          118
Shareholders' Equity
 Common Stock, $.01 par value; 500,000,000 shares
  authorized;
  318,878,000 and 334,940,000 issued and
  outstanding.......................................          3            3
 Additional Paid-in Capital.........................         --          250
 Retained Earnings..................................      3,565        3,445
 Accumulated Other Comprehensive Income:
  Net Unrealized Holding Gains on Investments
   Available for Sale, net
   of income tax effects............................         89          165
                                                        -------      -------
 Total Shareholders' Equity.........................      3,657        3,863
                                                        -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........    $10,463      $10,273
                                                        =======      =======

            See notes to condensed consolidated financial statements

                               UNITEDHEALTH GROUP

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                      (in millions, except per share data)
                                  (unaudited)

                                                               Nine Months
                                       Three Months Ended    Ended September
                                          September 30,            30,
                                       --------------------  ----------------
                                         2000       1999      2000     1999
                                       ---------  ---------  -------  -------
REVENUES
 Premiums............................. $   4,812  $   4,405  $14,056  $13,095
 Management Services and Fees.........       501        444    1,464    1,311
 Investment and Other Income..........        56         54      168      164
                                       ---------  ---------  -------  -------
  Total Revenues......................     5,369      4,903   15,688   14,570
                                       ---------  ---------  -------  -------
MEDICAL AND OPERATING COSTS
 Medical Costs........................     4,105      3,769   12,000   11,235
 Operating Costs......................       893        834    2,633    2,479
 Depreciation and Amortization........        62         61      185      171
                                       ---------  ---------  -------  -------
  Total Medical and Operating Costs...     5,060      4,664   14,818   13,885
                                       ---------  ---------  -------  -------
EARNINGS FROM OPERATIONS..............       309        239      870      685
 Interest Expense.....................       (18)       (10)     (51)     (32)
                                       ---------  ---------  -------  -------
EARNINGS BEFORE INCOME TAXES..........       291        229      819      653
 Provision for Income Taxes...........      (109)       (85)    (293)    (242)
                                       ---------  ---------  -------  -------
NET EARNINGS.......................... $     182  $     144  $   526  $   411
                                       =========  =========  =======  =======
BASIC NET EARNINGS PER COMMON SHARE... $    0.57  $    0.41  $  1.62  $  1.17
                                       =========  =========  =======  =======
DILUTED NET EARNINGS PER COMMON
 SHARE................................ $    0.54  $    0.41  $  1.56  $  1.15
                                       =========  =========  =======  =======
WEIGHTED-AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING...................     321.8      347.6    325.2    352.6
DILUTIVE EFFECT OF OUTSTANDING STOCK
 OPTIONS..............................      13.8        7.8     12.0      6.0
                                       ---------  ---------  -------  -------
WEIGHTED-AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING, ASSUMING
 DILUTION.............................     335.6      355.4    337.2    358.6
                                       =========  =========  =======  =======

            See notes to condensed consolidated financial statements

                               UNITEDHEALTH GROUP

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in millions)
                                  (unaudited)

                                                                Nine Months
                                                                   Ended
                                                               September 30,
                                                              ----------------
                                                               2000     1999
                                                              -------  -------
OPERATING ACTIVITIES
 Net Earnings................................................ $   526  $   411
 Noncash Items:
  Depreciation and Amortization..............................     185      171
  Deferred Income Taxes and Other............................      78       66
 Net Change in Assets and Liabilities, net of effects from
  acquisitions, sales of
  subsidiaries and changes in AARP balances:
  Accounts Receivable and Other Current Assets...............       3       26
  Medical Costs Payable......................................     234      158
  Accounts Payable and Accrued Liabilities...................     152       82
  Unearned Premiums..........................................    (211)    (219)
                                                              -------  -------
   Cash Flows From Operating Activities......................     967      695
                                                              -------  -------
INVESTING ACTIVITIES
 Cash Paid for Acquisitions, net of cash assumed.............     (64)    (327)
 Proceeds from Disposal of Business..........................      --       51
 Purchases of Property and Equipment and Capitalized
  Software, net..............................................    (146)    (151)
 Purchases of Investments....................................  (2,392)  (1,612)
 Maturities/Sales of Investments.............................   1,779    1,384
                                                              -------  -------
   Cash Flows Used For Investing Activities..................    (823)    (655)
                                                              -------  -------
FINANCING ACTIVITIES
 Proceeds from Stock Option Exercises........................     179       91
 Common Stock Repurchases....................................    (894)    (737)
 Proceeds (Repayments) of Short-term Borrowings, net.........      74      (60)
 Dividends Paid..............................................      (5)      (5)
                                                              -------  -------
   Cash Flows Used For Financing Activities..................    (646)    (711)
                                                              -------  -------
DECREASE IN CASH AND CASH EQUIVALENTS........................    (502)    (671)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...............   1,605    1,644
                                                              -------  -------
CASH AND CASH EQUIVALENTS, END OF PERIOD..................... $ 1,103  $   973
                                                              =======  =======

            See notes to condensed consolidated financial statements

                              UNITEDHEALTH GROUP

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (unaudited)

1. Basis of Presentation

Unless the context otherwise requires, the use of the terms the "Company," "we," "us," and "our" in the following refers to UnitedHealth Group Incorporated and its subsidiaries.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present the financial results for these interim periods fairly. These financial statements include certain amounts that are based on our best estimates and judgments. The most significant estimates relate to medical costs, medical costs payable, intangible asset valuations, and liabilities relating to our operational realignment activities. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Following the rules and regulations of the Securities and Exchange Commission, we have omitted footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. Read together with the disclosures below, we believe the interim financial statements are presented fairly. However, these unaudited condensed consolidated financial statements should be read together with the consolidated financial statements and the notes included in our Annual Report on Form 10-K for the year ended December 31, 1999.

2. Reclassifications

Certain 1999 amounts in the condensed consolidated financial statements have been reclassified to conform to the 2000 presentation. These reclassifications have no effect on net earnings or shareholders' equity as previously reported.

3. Operational Realignment and Other Charges

In conjunction with our operational realignment initiatives, we developed and, in the second quarter of 1998, approved a comprehensive plan (the "Plan") to implement our operational realignment. We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines, and contracts; and consolidating and eliminating certain claims processing operations and associated real estate obligations. Activities associated with the Plan will result in the reduction of approximately 5,200 positions, affecting approximately 6,400 people in various locations. Through September 30, 2000, we have eliminated approximately 4,800 positions, affecting approximately 4,700 people, pursuant to the Plan. The remaining positions are expected to be eliminated by June 30, 2001.

Our accompanying financial statements include the operating results of businesses and markets disposed of or discontinued and markets we are exiting in connection with the operational realignment. The accompanying Condensed Consolidated Statements of Operations include revenues and operating earnings (losses) from businesses disposed of and markets we are exiting for the three and nine month periods ended September 30 as follows (in millions):

                                             Three Months
                                                 Ended       Nine Months Ended
                                             September 30,     September 30,
                                             --------------  -----------------
                                              2000   1999      2000     1999
                                             ------ -------  -------- --------
Revenues.................................... $   86 $   137  $    283 $    569
Earnings (Loss) from operations............. $    4 $    (9) $      3 $    (33)

The table above does not include operating results from the counties where we withdrew our Medicare product offerings, effective January 1, 2000, and where we will be withdrawing Medicare product offerings effective January 1, 2001. Annual revenues for 1999 from the Medicare markets we exited, effective January 1, 2000, were approximately $230 million. Annual revenues for 2000 from the Medicare markets we are exiting, effective January 1, 2001, are expected to be approximately $320 million.

In the third quarter of 2000, we finalized our agreement with Blue Shield of California to transition approximately 210,000 of our commercial health plan members, including our California health plan members. Additionally, we received approval to transition approximately 75,000 of our Oregon and Washington health plan members to Premera BlueCross and LifeWise. Our UnitedHealthcare business expects to transition all revenues related to these markets to these organizations during the fourth quarter of 2000. These actions are a continuation of our planned transition to concentrate resources on Uniprise national, multi-site and Specialized Care Services customers in the Pacific Coast region. We have also substantially transitioned out of the market in Puerto Rico. We believe the balances accrued in our operational realignment and other charges will be sufficient to cover expenses incurred in the sale or exit of our operations in these markets.

The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, temporary duplicate staffing costs as we consolidate processing centers and employee relocation and training. These costs will be charged to expense as incurred or capitalized, as appropriate. During the three and nine month periods ended September 30, 2000, we incurred expenses related to these activities of approximately $16 million and $46 million, respectively, compared to $12 million and $46 million for the comparable periods in 1999.

The Plan provided for substantial completion in 1999. However, some initiatives, including the consolidation of certain claims and administrative processing functions and certain divestitures and market realignment efforts have required additional time in order to complete in the most effective manner and to obtain certain required regulatory approvals, and will extend through the middle of 2001. Based on current facts and circumstances, we believe the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the Plan. However, as we proceed with the execution of the Plan, and more current information becomes available, it may be necessary to adjust our estimates for severance and lease obligations on exited facilities.

The following is a roll-forward of accrued operational realignment and other charges, which are included in accounts payable and accrued liabilities in the accompanying balance sheets, through September 30, 2000 (in millions):

                                      Severance and Noncancelable Disposition of
                             Asset    Outplacement      Lease     Businesses and
                          Impairments     Costs      Obligations   Other Costs   Total
                          ----------- ------------- ------------- -------------- -----
Balance at December 31,
 1997...................     $  --        $ --          $ --           $ --      $  --
Provision for
 Operational Realignment
 and Other Charges......       430         142            82             71        725
Additional
 Charges/(Credits)......        21         (20)           (9)             8         --
Cash Payments...........        --         (19)           (6)           (13)       (38)
Non-cash Charges........      (451)         --            --             --       (451)
Balance at December 31,
 1998...................        --         103            67             66        236
Additional
 Charges/(Credits)......        --         (22)           13              9         --
Cash Payments...........        --         (46)          (18)           (45)      (109)
Balance at December 31,
 1999...................        --          35            62             30        127
Cash Payments...........        --         (18)          (17)           (18)       (53)
                             -----        ----          ----           ----      -----
Balance at September 30,
 2000...................     $  --        $ 17          $ 45           $ 12      $  74
                             =====        ====          ====           ====      =====

4. Cash and Investments

As of September 30, 2000, the amortized cost, gross unrealized holding gains and losses and fair value of cash and investments were as follows (in millions):

                                         Gross Unrealized Gross Unrealized
                          Amortized Cost  Holding Gains    Holding Losses  Fair Value
                          -------------- ---------------- ---------------- ----------
Cash and Cash
 Equivalents............      $1,103           $ --             $ --         $1,103
Debt Securities--
 Available for Sale.....       3,163             33              (13)         3,183
Equity Securities--
 Available for Sale.....         187            123               --            310
Debt Securities--Held to
 Maturity...............          89             --               --             89
                              ------           ----             ----         ------
 Total Cash and
  Investments...........      $4,542           $156             $(13)        $4,685
                              ======           ====             ====         ======

During the three and nine month periods ended September 30, we recorded realized gains and losses on the sale of investments as follows (in millions):

                                             Three Months       Nine Months
                                                 Ended             Ended
                                             September 30,     September 30,
                                             ---------------   ---------------
                                              2000     1999     2000     1999
                                             -------  ------   -------  ------
Gross Realized Gains........................ $     2  $    1   $     8  $    8
Gross Realized Losses.......................     (13)     (3)      (34)     (8)
                                             -------  ------   -------  ------
 Net Realized Gains (Losses)................ $   (11) $   (2)  $   (26) $   --
                                             =======  ======   =======  ======

During the first quarter of 2000, we contributed approximately 700,000 shares of WebMD Corporation (formerly Healtheon/WebMD Corporation) common stock valued at approximately $52 million to the UnitedHealth Foundation. The difference between the realized gain of approximately $51 million on the stock transfer and the related contribution expense of $52 million was $1 million. The net effect of this transaction is included in

Investment and Other Income in the accompanying Condensed Consolidated Statement of Operations. The provision for income taxes for the nine months ended September 30, 2000 includes a $14 million net permanent tax benefit related to this contribution.

5. Debt

Debt consists of the following (in millions):

                                          September 30,
                                              2000        December 31, 1999
                                         ---------------  --------------------
                                         Carrying  Fair    Carrying    Fair
                                          Value   Value     Value      Value
                                         -------- ------  ----------  --------
Commercial Paper.......................   $  665  $  665   $    591   $    591
Floating Rate Note, due November 2001..      150     150        150        150
6.60% Senior Unsecured Note due
 December 2003.........................      250     236        250        238
                                          ------  ------   --------   --------
Total Debt.............................    1,065   1,051        991        979
Less: Current Portion..................     (665)   (665)      (591)      (591)
                                          ------  ------   --------   --------
 Total Long-Term Debt..................   $  400  $  386   $    400   $    388
                                          ======  ======   ========   ========

As of September 30, 2000, our outstanding commercial paper had interest rates ranging from 6.6% to 7.0%. In November 1999, we issued a $150 million two-year floating rate note. The interest rate is adjusted quarterly to the three month LIBOR (London Interbank Offered Rate) plus 0.5%. As of September 30, 2000, the applicable rate on the note was 7.1%.

In July 2000, we executed new credit arrangements supporting our commercial paper program with a group of banks for an aggregate of $900 million. These credit arrangements are comprised of a $450 million revolving credit facility, expiring in July 2005, and a $450 million 364-day facility, expiring in July 2001. We also have the capacity to issue approximately $180 million of extendible commercial notes ("ECNs") under our ECN program. At September 30, 2000, we had no amounts outstanding under our credit facilities or ECN program.

Our debt agreements and credit arrangements contain various covenants; the most restrictive of which place limitations on secured and unsecured borrowings and require the Company to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

6. AARP Contract

In February 1997, we entered into a ten-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for claims administration and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. AARP has also contracted with certain other vendors to provide other member and marketing services. We report premium revenues associated with the AARP program net of the administrative fees paid to these vendors and an administrative allowance we pay to AARP.

The underwriting results related to AARP business are recorded as an increase or decrease to a rate stabilization fund ("RSF"). The primary components of our underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. To the extent underwriting losses exceed the balance in the RSF, we would be required to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. The RSF balance is included in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover any potential future underwriting or other risks associated with the contract.

We assumed the policy and other policy liabilities related to the AARP program and received cash and premiums receivables from the previous insurance carrier equal to the carrying value of the liabilities assumed as of January 1, 1998. The following AARP program-related assets and liabilities are included in our Condensed Consolidated Balance Sheets (in millions):

                                                     Balance as of
                                          ------------------------------------
                                          September 30, 2000 December 31, 1999
                                          ------------------ -----------------
     Assets Under Management.............       $1,464            $1,307
     Receivables.........................       $  278            $  276
     Medical Costs Payable...............       $  811            $  791
     Other Policy Liabilities............       $  832            $  713
     Accounts Payable and Accrued
      Liabilities........................       $   99            $   79

The effects of changes in balance sheet amounts associated with the AARP program accrue to the AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Condensed Consolidated Statements of Cash Flows.

7. Stock Repurchase Program

Under Board of Directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the nine months ended September 30, 2000 we repurchased 26 million shares at an aggregate cost of $892 million. Through September 30, 2000, we had repurchased approximately 87.8 million shares for an aggregate cost of $2.3 billion since the inception of the program in November 1997. In December 1998, we also repurchased $500 million of preferred stock that was convertible into
20.2 million shares of common stock. In October 2000, the Board of Directors renewed the stock repurchase program and authorized the Company to repurchase up to an additional 32 million shares of its common stock.

As a component of our share repurchase activities, we have entered into agreements to purchase shares of our common stock, where the number of shares purchased, if any, are dependent upon market conditions and other contractual terms. As of September 30, 2000, we have agreements to purchase up to 10.8 million shares of our common stock at various times through June 2003 at an average cost of approximately $37 per share.

8. Common Stock Split

In October 2000, the Company's Board of Directors declared a two-for-one split of the Company's common stock in the form of a 100 percent common stock dividend. The dividend is payable on December 22, 2000 to shareholders of record as of December 1, 2000. The accompanying condensed consolidated financial statements have been restated to reflect the share and per share effects of the common stock split.

9. Comprehensive Income (Loss)

The table below presents comprehensive income (loss), defined as changes in the equity of our business excluding changes resulting from investments by and distributions to our shareholders, for the three and nine month periods ended September 30 (in millions):

                                                          Three       Nine
                                                          Months     Months
                                                          Ended       Ended
                                                        September   September
                                                           30,         30,
                                                        ----------  ----------
                                                        2000 1999   2000  1999
                                                        ---- -----  ----  ----
Net Earnings........................................... $182 $ 144  $526  $411
Change in Net Unrealized Holding Gains on Investments
 Available for Sale, net of income tax effects.........   27  (224)  (76)  151
                                                        ---- -----  ----  ----
Comprehensive Income (Loss)............................ $209 $ (80) $450  $562
                                                        ==== =====  ====  ====

10. Segment Financial Information

Our reportable operating segments are organized and defined by a combination of economic characteristics, including the types of products and services offered and customer segments served by each segment. The following is a description of the types of products and services from which each of our business segments derives its revenues:

  . Health Care Services consists of the UnitedHealthcare and Ovations businesses. UnitedHealthcare designs and operates network-based health and well-being services, including commercial, Medicare and Medicaid products for locally based employers and individuals in six broad regional markets. Ovations, which administers Medicare Supplement benefits on behalf of AARP, offers health and well-being services for Americans age 50 and older.

  . Uniprise provides network and non-network based health and well-being services, business-to-business transactional infrastructure services, consumer connectivity and service, and technology support for large employers and health plans.

  . Specialized Care Services is an expanding portfolio of health and well-being companies, each serving a specialized market need with a unique blend of benefits, provider networks, services and resources.

  . Ingenix is a leading health care information and research organization that offers a comprehensive line of health care knowledge and information products and services to pharmaceutical companies, health insurers and other payers, care providers, large employers and governments.

Transactions between business segments are recorded at their estimated fair value, as if they were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital and working capital. The "Corporate and Eliminations" column includes unassigned cash and investments, investment income derived from these unassigned assets, costs associated with company-wide core process improvement initiatives, and eliminations of intersegment transactions and balances.

The following tables present segment financial information for the three and nine month periods ended September 30, 2000 and 1999 (in millions):

Three Months Ended        Health Care           Specialized          Corporate and
September 30, 2000         Services   Uniprise Care Services Ingenix Eliminations  Consolidated
------------------        ----------- -------- ------------- ------- ------------- ------------
Revenues--External
 Customers..............    $4,694      $417       $125       $ 77       $  --        $5,313
Revenues--Intersegment..        --       130        115         23        (268)           --
Investment and Other
 Income.................        46         7          3         --          --            56
                            ------      ----       ----       ----       -----        ------
Total Revenues..........    $4,740      $554       $243       $100       $(268)       $5,369
                            ======      ====       ====       ====       =====        ======
Earnings (loss) from
 Operations.............    $  187      $ 75       $ 45       $ 12       $ (10)       $  309
                            ======      ====       ====       ====       =====        ======

Three Months Ended        Health Care           Specialized          Corporate and
September 30, 1999         Services   Uniprise Care Services Ingenix Eliminations  Consolidated
------------------        ----------- -------- ------------- ------- ------------- ------------
Revenues--External
 Customers..............    $4,361      $352       $ 87        $49       $  --        $4,849
Revenues--Intersegment..        --       110        104         15        (229)           --
Investment and Other
 Income.................        41         4         --         --           9            54
                            ------      ----       ----        ---       -----        ------
Total Revenues..........    $4,402      $466       $191        $64       $(220)       $4,903
                            ======      ====       ====        ===       =====        ======
Earnings (loss) from
 Operations.............    $  140      $ 57       $ 32        $10       $  --        $  239
                            ======      ====       ====        ===       =====        ======

Nine Months Ended         Health Care           Specialized          Corporate and
September 30, 2000         Services   Uniprise Care Services Ingenix Eliminations  Consolidated
------------------        ----------- -------- ------------- ------- ------------- ------------
Revenues--External
 Customers..............    $13,757    $1,211      $357       $195       $  --       $15,520
Revenues--Intersegment..         --       383       346         63        (792)           --
Investment and Other
 Income.................        140        18         7         --           3           168
Total Revenues..........    $13,897    $1,612      $710       $258       $(789)      $15,688
                            =======    ======      ====       ====       =====       =======
Earnings (loss) from
 Operations.............    $   538    $  213      $126       $ 18       $ (25)      $   870
                            =======    ======      ====       ====       =====       =======

Nine Months Ended         Health Care           Specialized          Corporate and
September 30, 1999         Services   Uniprise Care Services Ingenix Eliminations  Consolidated
------------------        ----------- -------- ------------- ------- ------------- ------------
Revenues--External
 Customers..............    $13,005    $1,039      $237       $125       $  --       $14,406
Revenues--Intersegment..         --       331       292         45        (668)           --
Investment and Other
 Income.................        122        17         3          1          21           164
                            -------    ------      ----       ----       -----       -------
Total Revenues..........    $13,127    $1,387      $532       $171       $(647)      $14,570
                            =======    ======      ====       ====       =====       =======
Earnings (loss) from
 Operations.............    $   420    $  167      $ 91       $ 14       $  (7)      $   685
                            =======    ======      ====       ====       =====       =======

11. Commitments and Contingencies

Governmental Regulation

Our businesses are heavily regulated on federal, state, and local levels. The laws and rules governing our business and interpretations of those laws and rules are subject to ongoing change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability for medical malpractice or other actions. We must obtain and maintain regulatory approvals to market many of our products.

State legislatures and Congress continue to focus on health care issues. In Congress, managed health care has been the subject of proposed legislation. Any such legislation could expand health plan liability and could also have an impact on the costs and revenues of our health plans. Other proposed federal bills and regulations may impact certain aspects of our business, including provider contracting, claims payments, confidentiality of health information and government funded programs.

We are also subject to various governmental reviews, audits and investigations. Such oversight could result in the loss of license or the right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. We do not believe the results of any current audits, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

Concentrations of Credit Risk

Investments in financial instruments such as marketable securities and commercial premiums receivable may subject us to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by the Board of Directors. This policy limits the amounts that may be invested in any one issuer.

Concentrations of credit risk with respect to commercial premiums receivable are limited to the large number of employer groups that comprise our customer base. As of September 30, 2000, there were no significant concentrations of credit risk.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Directors of
 UnitedHealth Group Incorporated:

We have reviewed the accompanying condensed consolidated balance sheet of UnitedHealth Group Incorporated (a Minnesota corporation) and Subsidiaries as of September 30, 2000 and the related condensed consolidated statements of operations and cash flows for the three and nine month periods ended September 30, 2000 and 1999. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries as of and for the year-ended December 31, 1999 (not presented herein), and, in our report dated February 10, 2000, we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1999, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          /s/ Arthur Andersen LLP

Minneapolis, Minnesota,
October 27, 2000

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion should be read together with the accompanying condensed consolidated financial statements and notes. In addition, the following discussion should be considered in light of a number of factors that affect the Company, the industry in which it operates, and business generally. These factors are described in Exhibit 99 to this Quarterly Report.

Summary highlights of our third quarter 2000 results include:

  . Earnings per share reached $0.54, an increase of 33% from $0.41 per share reported in the third quarter of 1999, and up $0.04 per share, or 8%, sequentially over the second quarter of 2000.

  . Cash flows from operations were $967 million ($1,168 million adjusted for Medicare payment receipt timing) for the nine-month period ended September 30, 2000, up 29%, year over year, after adjusting both 2000 and 1999 results for Medicare payment receipt timing.

  . Earnings from operations increased to $309 million in the third quarter, up $70 million, or 29%, over the prior year, and up $21 million, or 7%, sequentially over the second quarter of 2000.

  . Consolidated revenues increased 10% over the third quarter of 1999 to $5.4 billion, reflecting strong and balanced growth across all business segments, partially offset by targeted pullbacks in certain geographic and product market segments.

  . The third quarter operating cost ratio (calculated as operating costs divided by total revenues) decreased to 16.6% of revenue from 17.0% in the third quarter of 1999 and from 16.8% in the second quarter of 2000.

  . We repurchased an additional 7.8 million shares of our common stock during the third quarter. Since the inception of our stock repurchase activities in November 1997, we have repurchased 87.8 million shares of common stock and preferred stock that was convertible into 20.2 million common shares.

  . Annualized return on equity reached 19.8% in the third quarter of 2000, up from 14.2% in the third quarter of 1999.

Summary Operating Information

                              Three Months Ended        Nine Months Ended
                                 September 30,            September 30,
                             ----------------------- -------------------------
Operating Results (in
millions, except per share                   Percent                   Percent
data)                         2000    1999   Change   2000     1999    Change
--------------------------   ------  ------  ------- -------  -------  -------
Total Revenues.............. $5,369  $4,903     10%  $15,688  $14,570      8%
Earnings from Operations.... $  309  $  239     29%  $   870  $   685     27%
Net Earnings................ $  182  $  144     26%  $   526  $   411     28%
Diluted Net Earnings Per
 Common Share............... $ 0.54  $ 0.41     33%  $  1.56  $  1.15     36%
Diluted Net Earnings Per
 Common Share--
 Adjusted(1)                    n/a     n/a    n/a   $  1.52  $  1.15     33%
Medical Costs to Premium
 Revenues...................   85.3%   85.6%            85.4%    85.8%
Medical Costs to Premium
 Revenues, Excluding AARP...   83.9%   84.1%            83.9%    84.3%
Operating Cost Ratio........   16.6%   17.0%            16.8%    17.0%

---------------------

(1) September year-to-date 2000 results include a net permanent tax benefit related to the contribution of WebMD Corporation common stock to the UnitedHealth Foundation. Excluding this benefit, net earnings and diluted net earnings per common share were $512 million and $1.52 per share for the nine month period ended September 30, 2000.

Results of Operations

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues associated with risk-based products (those where we assume financial responsibility for health care costs); management services and fees associated with administrative services, managed health plans, and our Specialized Care Services and Ingenix businesses; and investment and other income.

Consolidated revenues increased $466 million, or 10%, year-over-year in the third quarter of 2000 to $5.4 billion, reflecting balanced growth across all business segments, partially offset by transitions in certain geographic and Medicare markets. Adjusted for the effect of these market transitions, consolidated revenues increased approximately $626 million, or 14%, year-over year. Following is a discussion of third quarter and year-to-date consolidated revenue trends for each of our three revenue components.

Premium Revenues

Consolidated premium revenues totaled $4.8 billion in the third quarter of 2000, an increase of $407 million, or 9%, over the third quarter of 1999. For the nine months ended September 30, 2000, premium revenues of $14.1 billion represented an increase of $961 million, or 7%, over the same period in 1999. These increases were primarily driven by average premium yield increases of 10% to 11% on UnitedHealthcare's commercial customer renewals and growth in individuals served with risk-based products, partially offset by targeted pullbacks in certain geographic and Medicare markets. Adjusted for the effects of these market transitions, premium revenues increased 14% and 11%, respectively, year-over-year for the three and nine month periods ended September 30, 2000.

Management Services and Fee Revenues

Management services and fee revenues during the three and nine month periods ended September 30, 2000 totaled $501 million and $1.5 billion, representing increases of $57 million and $153 million, respectively, over the comparable periods in 1999. The overall increase in management services and fee revenues is primarily the result of strong growth in Uniprise's multi-site customer base, price increases in fee business, and acquisitions and growth from our Ingenix business.

Investment and Other Income

Investment and other income during the three and nine month periods ended September 30, 2000 totaled $56 million and $168 million, representing increases of $2 million and $4 million, respectively, from the same periods in 1999. The effect of higher interest yields on investments in 2000 compared with 1999 was largely offset by $26 million of net realized capital losses primarily resulting from the sale of fixed income investments during the first three quarters of 2000 versus $0 of net realized capital gains (losses) during the first three quarters of 1999.

Medical Costs

The combination of our pricing and care coordination efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

Our consolidated medical care ratio decreased from 85.6% in the third quarter of 1999 to 85.3% in the third quarter of 2000. Excluding the AARP business, on a year-over-year basis, the medical care ratio decreased from 84.1% to 83.9% for the three months ended September 30, 2000 and from 84.3% to 83.9% for the nine months ended September 30, 2000. Our medical care ratio, excluding AARP, remained stable at 83.9% when compared with the second quarter of 2000. The decreases in our year-over-year medical care ratios are primarily attributable to 10% to 11% commercial premium yield increases which slightly exceeded the underlying increase in total benefit costs.

On an absolute dollar basis, the increase of $336 million, or 9%, in medical costs in the third quarter of 2000 over the comparable prior year period is driven by a combination of growth in individuals served with risk-based products, medical cost inflation, benefit changes, and product mix changes.

Operating Costs

Operating costs as a percentage of total revenues (the operating cost ratio) decreased from 17.0% during the third quarter of 1999 to 16.6% during the third quarter of 2000, primarily driven by productivity increases achieved through our core process improvement and cost reduction initiatives, and by further leveraging the fixed cost components of our infrastructure. For the three and nine month periods ended September 30, 2000, operating costs on an absolute dollar basis increased $59 million and $154 million, or 7% and 6%, respectively, over the comparable periods in 1999. These increases resulted from the additional costs to support the increase in 2000 consolidated revenues over the comparable 1999 periods partially offset by the productivity improvements discussed above.

Depreciation and Amortization

Depreciation and amortization was $62 million and $61 million, and $185 million and $171 million, for the three and nine months ended September 30, 2000 and 1999, respectively. These increases resulted from a combination of increased levels of capital expenditures and technology enhancements to support business growth and amortization of goodwill and other intangible assets related to acquisitions.

Business Segments

The following summarizes the operating results of our business segments for three and nine month periods ended September 30 (in millions):

Revenues

                               Three Months Ended        Nine Months Ended
                                  September 30,            September 30,
                              ----------------------- -------------------------
                                              Percent                   Percent
                               2000    1999   Change   2000     1999    Change
                              ------  ------  ------- -------  -------  -------
Health Care Services........  $4,740  $4,402      8%  $13,897  $13,127      6%
Uniprise....................     554     466     19%    1,612    1,387     16%
Specialized Care Services...     243     191     27%      710      532     33%
Ingenix.....................     100      64     56%      258      171     51%
Corporate and Eliminations..    (268)   (220)   n/a      (789)    (647)   n/a
                              ------  ------    ---   -------  -------    ---
Consolidated Revenues.......  $5,369  $4,903     10%  $15,688  $14,570      8%
                              ======  ======    ===   =======  =======    ===
Earnings (loss) from
 operations
                               Three Months Ended        Nine Months Ended
                                  September 30,            September 30,
                              ----------------------- -------------------------
                                              Percent                   Percent
                               2000    1999   Change   2000     1999    Change
                              ------  ------  ------- -------  -------  -------
Health Care Services........    $187    $140     34%     $538     $420     28%
Uniprise....................      75      57     32%      213      167     28%
Specialized Care Services...      45      32     41%      126       91     38%
Ingenix.....................      12      10     20%       18       14     29%
Corporate and Eliminations..     (10)     --    n/a       (25)      (7)   n/a
                              ------  ------    ---   -------  -------    ---
Consolidated Earnings from
 Operations.................    $309    $239     29%     $870     $685     27%
                              ======  ======    ===   =======  =======    ===

Health Care Services

The Health Care Services segment, comprised of UnitedHealthcare and Ovations, posted third quarter revenues of $4.7 billion, representing an increase of $338 million, or 8%, over the third quarter of 1999. For the nine months ended September 30, 2000, Health Care Services' revenues grew to $13.9 billion, an increase of $770 million, or 6%, over the same period in 1999. This increase is primarily attributable to UnitedHealthcare's average net premium yield increases of 10% to 11% on renewing commercial business, partially offset by targeted pullbacks in certain geographic and Medicare markets. Adjusted for the effect of these market transitions, Health Care Services' revenues increased by approximately 12% and 10%, respectively, on a year-over-year basis for the three and nine month periods ended September 30, 2000.

The Health Care Services segment contributed earnings from operations of $187 million and $538 million during the three and nine month periods ended September 30, 2000, representing increases of $47 million, or 34%, and $118 million, or 28%, over the comparable 1999 periods. The increases are primarily related to improved margins on UnitedHealthcare's commercial business and reduced operating costs as a percentage of revenues, driven by our core process improvement and cost reduction initiatives.

The following table summarizes UnitedHealthcare's medical care ratios by product line for the three and nine month periods ending September 30 (in thousands):

                                                 Three Months     Nine Months
                                                     Ended           Ended
                                                 September 30,   September 30,
                                                 --------------  --------------
                                                  2000    1999    2000    1999
                                                 ------  ------  ------  ------
      Commercial................................   84.1%   84.8%   84.1%   84.7%
      Medicare..................................   90.1%   89.5%   89.9%   89.3%
      Medicaid..................................   88.5%   86.0%   88.5%   86.1%

UnitedHealthcare's commercial medical care ratio improved on a year-over-year basis, driven by net premium yield increases in excess of underlying medical costs. Commercial health plan premium rates are established based on anticipated benefit costs. Net average premium yield increases on renewing business were approximately 10% to 11% during the first three quarters of 2000, which reflects our expectation that our total cost of benefits, including the effects of medical cost inflation, benefit changes and product mix, will increase at a rate of approximately 9% to 10% during 2000.

UnitedHealthcare's Medicare medical ratio increased year-over-year. We continue to evaluate Medicare markets and alter benefit designs to further improve our Medicare product margins. Our year-over-year Medicare enrollment decreased 10% as a result of actions taken to better position this program for long-term success. Effective January 1, 2000, we withdrew our Medicare+Choice product program in 49 counties affecting 40,000 members, and also filed significant benefit adjustments. Annual revenues for 1999 from the Medicare markets we exited effective January 1, 2000 were approximately $230 million. In June 2000, UnitedHealthcare announced that it will not renew its Medicare+Choice contracts in 21 counties across the United States, effective January 1, 2001, affecting 56,000 individuals. Annual revenues for 2000 from the Medicare markets we are exiting, effective January 1, 2001, are expected to be approximately $320 million. These actions are expected to further reduce Medicare enrollment, but better position this program in the long term in terms of profitability relative to the cost of capital and required resource management. We will continue to evaluate the markets we serve and, where necessary, take actions that may result in further withdrawals of Medicare product offerings or reductions in membership, when and as permitted by our contracts with the Health Care Financing Administration ("HCFA").

The following table summarizes individuals served by UnitedHealthcare, by product and funding arrangement, as of September 30 (in thousands)(/1/):

                                                                    2000  1999
                                                                    ----- -----
      Commercial
       Risk-based.................................................. 5,467 5,123
       Fee-based................................................... 1,904 1,706
                                                                    ----- -----
        Total Commercial........................................... 7,371 6,829
      Medicare.....................................................   397   442
      Medicaid.....................................................   528   459
                                                                    ----- -----
        Total UnitedHealthcare..................................... 8,296 7,730
                                                                    ===== =====

---------------------
(1) Excludes individuals served by UnitedHealthcare located in Puerto Rico and Pacific Coast regions. The Company is transitioning these markets. Including these markets, individuals served were:

                                                                     September
                                                                        30,
                                                                    -----------
                                                                    2000  1999
                                                                    ----- -----
      Commercial
       Rick-based.................................................. 5,697 5,691
       Fee-based................................................... 1,959 1,846
                                                                    ----- -----
        Total Commercial........................................... 7,656 7,537
      Medicare.....................................................   397   444
      Medicaid.....................................................   528   608
                                                                    ----- -----
        Total UnitedHealthcare..................................... 8,581 8,589
                                                                    ===== =====

Uniprise

Uniprise's revenues increased by $88 million, or 19%, over the third quarter of 1999 driven primarily by growth in its multi-site customer base, changes in funding arrangements selected by certain customers, and modest price increases on fee-based business. For the nine months ended September 30, 2000, Uniprise's revenues grew to $1.6 billion, an increase of $225 million, or 16%, over the same period in 1999. Uniprise served approximately 6.6 million and
5.9 million individuals as of September 30, 2000 and 1999, respectively.

Uniprise's earnings from operations for the three and nine months ended September 30, 2000 grew by $18 million and $46 million, respectively, or 32% and 28%, over the comparable periods in 1999. During the nine months ended September 30, Uniprise's operating margin improved from 12.0% in 1999 to 13.2% in 2000. As revenues have increased, Uniprise has improved operating margins by improving productivity through core process improvement initiatives and by further leveraging the fixed cost components of its infrastructure.

Specialized Care Services

Specialized Care Services' revenues increased by $52 million, or 27%, over the third quarter of 1999. This increase was primarily driven by an increase in the number of individuals served by United Behavioral Health, our mental health benefit and substance abuse business, and the acquisition of National Benefit Resources, Inc. in November 1999. For the nine months ended September 30, 2000, Specialized Care Services revenues grew to $710 million, an increase of $178 million, or 33%, over the same period in 1999, primarily driven by growth at United Behavioral Health and the acquisition of Dental Benefit Providers, Inc. in June 1999. During the third quarter of 2000, earnings from operations of $45 million increased by $13 million, or 41%, compared with the third quarter of 1999. During the nine months ended September 30, 2000, Specialized Care Services' operating margin improved from 17.1% in 1999 to 17.7% in 2000.

Ingenix

Ingenix's revenues increased in the third quarter by $36 million over the comparable prior year period as a result of new business and acquisitions during the second half of 1999. For the nine months ended September 30, 2000, Ingenix's revenues grew to $258 million, an increase of $87 million, or 51%, over the same period in 1999. Earnings from operations of $12 million during the third quarter of 2000 increased by $2 million over the comparable prior year period. Operating margins decreased from 15.6% in the third quarter of 1999 to 12.0% for the third quarter of 2000, principally as a result of increased goodwill amortization expense associated with Ingenix's acquisitions. Ingenix generates higher revenues in the second half of the year due to seasonally strong demand for software and information content projects.

Corporate and Eliminations

Corporate includes investment income derived from cash and investments not assigned to operating segments and the company-wide costs associated with core process improvement initiatives. The decrease in Corporate earnings is attributable to a decline in the level of unassigned cash and investments, and associated investment income, primarily resulting from common stock repurchases, and incremental 2000 core process improvement costs.

Operational Realignment and Other Charges

In conjunction with our operational realignment initiatives, we developed and, in the second quarter of 1998, approved a comprehensive plan (the "Plan") to implement our operational realignment. We recognized corresponding charges to operations of $725 million in the second quarter of 1998, which reflected the estimated costs to be incurred under the Plan. The charges included costs associated with asset impairments; employee terminations; disposing of or discontinuing business units, product lines, and contracts; and consolidating and eliminating certain claims processing operations and associated real estate obligations. Activities associated with the Plan will result in the reduction of approximately 5,200 positions, affecting approximately 6,400 people in various locations. Through September 30, 2000, we have eliminated approximately 4,800 positions, affecting approximately 4,700 people, pursuant to the Plan. The remaining positions are expected to be eliminated by June 30, 2001.

Our accompanying financial statements include the operating results of businesses and markets disposed of or discontinued, and markets we are exiting in connection with the operational realignment. The accompanying Condensed Consolidated Statements of Operations include revenues and operating earnings (losses) from businesses disposed of and markets we are exiting for the three and nine month periods ended September 30 as follows (in millions):

                                                 Three Months     Nine Months
                                                     Ended           Ended
                                                 September 30,   September 30,
                                                 --------------  -------------
                                                  2000   1999     2000   1999
                                                 ------ -------  ------ ------
      Revenues.................................. $   86 $   137  $  283 $  569
      Earnings (Loss) from operations........... $    4 $    (9) $    3 $  (33)

The table above does not include operating results from the counties where we withdrew our Medicare product offerings, effective January 1, 2000, and where we will be withdrawing Medicare product offerings effective January 1, 2001. Annual revenues for 1999 from the Medicare markets we exited, effective January 1, 2000, were approximately $230 million. Annual revenues for 2000 from the Medicare markets we are exiting, effective January 1, 2001, are expected to be approximately $320 million.

In the third quarter of 2000, we finalized our agreement with Blue Shield of California to transition approximately 210,000 of our commercial health plan members, including our California health plan members. Additionally, we received approval to transition approximately 75,000 of our Oregon and Washington health plan members to Premera BlueCross and LifeWise. Our UnitedHealthcare business expects to transition all revenues related to these markets to these organizations during the fourth quarter of 2000. These actions are a continuation of our planned transition to concentrate resources on Uniprise national, multi-site and Specialized Care Services customers in the Pacific Coast region. We have also substantially transitioned out of the market in Puerto Rico. We believe the balances accrued in our operational realignment and other charges will be sufficient to cover expenses incurred in the sale or exit of our operations in these markets.

The operational realignment and other charges do not cover certain aspects of the Plan, including new information systems, data conversions, process re-engineering, temporary duplicate staffing costs as we consolidate processing centers and employee relocation and training. These costs will be charged to expense as incurred or capitalized, as appropriate. During the three and nine month periods ended September 30, 2000, we incurred expenses related to these activities of approximately $16 million and $46 million, respectively, compared to $12 million and $46 million for the comparable periods in 1999.

The Plan provided for substantial completion in 1999. However, some initiatives, including the consolidation of certain claims and administrative processing functions and certain divestitures and market realignment efforts have required additional time in order to complete in the most effective manner and to obtain certain required regulatory approvals, and will extend through the middle of 2001. Based on current facts and circumstances, we believe the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the Plan. However, as we proceed with the execution of the Plan, and more current information becomes available, it may be necessary to adjust our estimates for severance and lease obligations on exited facilities.

The following is a roll-forward of accrued operational realignment and other charges, which are included in accounts payable and accrued liabilities in the accompanying balance sheets, through September 30, 2000 (in millions):

                                      Severance and Noncancelable Disposition of
                             Asset    Outplacement      Lease     Businesses and
                          Impairments     Costs      Obligations   Other Costs   Total
                          ----------- ------------- ------------- -------------- -----
Balance at December 31,
 1997...................     $  --        $ --          $ --           $ --      $  --
Provision for
 Operational Realignment
 and Other Charges......       430         142            82             71        725
Additional
 Charges/(Credits)......        21         (20)           (9)             8         --
Cash Payments...........        --         (19)           (6)           (13)       (38)
Non-cash Charges........      (451)         --            --             --       (451)
                             -----        ----          ----           ----      -----
Balance at December 31,
 1998...................        --         103            67             66        236
Additional
 Charges/(Credits)......        --         (22)           13              9         --
Cash Payments...........        --         (46)          (18)           (45)      (109)
                             -----        ----          ----           ----      -----
Balance at December 31,
 1999...................        --          35            62             30        127
Cash Payments...........        --         (18)          (17)           (18)       (53)
                             -----        ----          ----           ----      -----
Balance at September 30,
 2000...................     $  --        $ 17          $ 45           $ 12      $  74
                             =====        ====          ====           ====      =====

Financial Condition and Liquidity at September 30, 2000

During the first nine months of 2000, we generated cash from operations of $967 million, an increase of $272 million over the comparable 1999 period. After adjusting 2000 and 1999 cash flows for the timing of cash receipts from HCFA for Medicare premiums, operating cash flows increased $263 million, or 29%, over the comparable 1999 period. The increase in operating cash flows is attributable to an increase of $129 million in net income excluding depreciation and amortization expense, working capital improvements of approximately $90 million, and $44 million related to income tax benefits resulting from employee stock option exercises.

We continued to maintain a strong financial condition and liquidity position, with cash and investments of $4.7 billion at September 30, 2000. Total cash and investments decreased by approximately $34 million since December 31, 1999, primarily resulting from common stock repurchases, a decline in the market value of WebMD Corporation (formerly Healtheon/WebMD Corporation) common stock holdings during the first three quarters of 2000, and our contribution of over 700,000 shares of WebMD common stock to the UnitedHealth Foundation.

As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations. At September 30, 2000, approximately $100 million of our $4.4 billion of cash and investments in debt securities was held by non-regulated subsidiaries and is available for working capital needs, general corporate use, including share repurchases, and acquisitions. Our operating cash flows and financing capability also provide us with funds, as needed, for general corporate use.

As of September 30, 2000, we had $665 million of commercial paper outstanding, with interest rates ranging from 6.6% to 7.0%. In July 2000, we executed new credit arrangements supporting our commercial paper program with a group of banks for an aggregate of $900 million. These credit arrangements are comprised of a $450 million revolving credit facility, expiring in July 2005, and a $450 million 364-day facility, expiring in July 2001. We also have the capacity to issue approximately $180 million of extendible commercial notes ("ECNs") under our ECN program. At September 30, 2000, we had no amounts outstanding under our credit facilities or ECN program.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which place limitations on secured and unsecured borrowings and require the Company to exceed minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated "A" by Standard & Poor's and Fitch (formerly known as Duff & Phelps), and "A-3" by Moody's. Our commercial paper and ECN programs are rated "A-1" by Standard & Poor's, "F-1" by Fitch, and "P-2" by Moody's.

The aggregate issuing capacity of all securities covered by shelf registration statements for common stock, preferred stock, debt securities and other securities is $1.25 billion. We may publicly offer such securities from time to time at prices and terms to be determined at the time of offering.

Under Board of Directors' authorization, we are operating a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the nine months ended September 30, 2000 we repurchased 26 million shares at an aggregate cost of $892 million. Through September 30, 2000, we had repurchased approximately 87.8 million shares for an aggregate cost of $2.3 billion since the inception of the program in November 1997. In December 1998, we also repurchased $500 million of preferred stock that was convertible into
20.2 million shares of common stock. In October 2000, the Board of Directors renewed the stock repurchase program and authorized the Company to repurchase up to an additional 32 million shares of its common stock.

In October 2000, the Company's Board of Directors declared a two-for-one split of the Company's common stock in the form of a 100 percent common stock dividend. The dividend is payable on December 22, 2000 to shareholders of record as of December 1, 2000. The accompanying condensed consolidated financial statements have not been restated to reflect the share and per share effects of the common stock split.

We expect our available cash and investment resources, operating cash flows, and financing capability to be sufficient to meet our current operating requirements and other corporate development initiatives. A substantial portion of our long-term investments (approximately $3.2 billion as of September 30, 2000) is classified as available for sale. Subject to the previously described regulations, these investments may be sold to fund working capital or for other purposes.

Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new technology, products and programs and may include acquisitions.

During 1999, we formed and initiated funding of the UnitedHealth Foundation. Through September 30, 2000, we have made contributions using a portion of our investment in WebMD Corporation common stock valued at approximately $100 million on the dates contributed. The UnitedHealth Foundation is dedicated to improving Americans' health and well-being by supporting consumer and physician education and awareness programs, generating objective information that will contribute to improving health care delivery, and sponsoring community-based health and well-being activities.

Regulatory Capital and Dividend Restrictions

Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations ("HMOs") and insurance companies. HMOs and insurance companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and may restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by regulated insurance and HMO companies, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus.

As of September 30, 2000, the Company's regulated subsidiaries had aggregate statutory capital and surplus of approximately $1.4 billion, compared with their aggregate minimum statutory capital and surplus requirements of approximately $400 million.

The National Association of Insurance Commissioners has adopted rules which set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. We do not expect these rules changes will require us to make significant incremental investments of general corporate resources into regulated subsidiaries.

Inflation

Although the general rate of inflation has remained relatively stable, the national health care cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on anticipated health care costs, unique approaches to utilization review, and other health care cost containment measures. Specifically, health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care and efficient delivery of specialty and hospital services.

While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates and equity prices.

Approximately $4.4 billion of our cash and investments at September 30, 2000 was invested in fixed income securities. We manage our investment portfolio within risk parameters approved by our Board of Directors; however, our fixed income securities are subject to the effects of market fluctuations in interest rates. Assuming a hypothetical and immediate 1% increase or decrease in rates applicable to our fixed income portfolio at September 30, 2000, the fair value of our fixed income investments would decrease or increase by approximately $140 million.

                          Part II. Other Information

Item 1. Legal Proceedings

In September 1999, a group of plaintiffs' trial lawyers publicly announced that they were targeting the managed care industry by way of class action litigation. Since that time, like other managed care companies, we have received several purported class action matters that generally challenge managed care practices including cost containment mechanisms, disclosure obligations and payment methodologies. We intend to defend vigorously all of these cases.

In Re: Managed Care Litigation: MDL No. 1334. The multi-district litigation panel has consolidated several litigation matters involving UnitedHealth Group and its affiliates in the Southern District of Florida, Miami division. The UnitedHealth Group matters have been consolidated with litigation involving other managed care industry members for the coordination of pre-trial proceedings. To date, three UnitedHealth Group litigation matters have been consolidated (including McRaney et al. v. UnitedHealthcare, Inc. and UnitedHealth Group filed on June 23, 2000, which was described in our Quarterly Report on Form 10-Q for the period ended June 30, 2000), with several other matters likely to be consolidated in the near future (including McRaney et al. v. UnitedHealthcare, Inc. and UnitedHealth Group filed on February 8, 2000 and Murphy et al. v. UnitedHealth Group filed on April 20, 2000, each of which has been described in previous periodic reports filed by us with the Securities and Exchange Commission). Generally, the claims made in this consolidated litigation allege violations of the Employee Retirement Income Security Act ("ERISA") and the Racketeer Influenced and Corrupt Organizations Act ("RICO") in connection with alleged undisclosed policies intended to maximize profits. The litigation also asserts breach of state prompt payment laws and breach of contract claims alleging that UnitedHealth Group affiliates fail to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments.

The American Medical Association et al. v. Metropolitan Life Insurance Company, United HealthCare Services, Inc. and UnitedHealth Group was filed on March 15, 2000 in the Supreme Court of the State of New York, County of New York. The suit alleges breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for out-of-network providers. The suit seeks declaratory, injunctive, exemplary and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, and we filed a motion to dismiss on October 4, 2000.

Because of the nature of our business, we are routinely subject to suits alleging various causes of action. Some of these suits may include claims for substantial non-economic or punitive damages. Although the results of pending litigation are always uncertain, we do not believe that any such actions, including those described above, or any other types of actions, currently threatened or pending will, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

Item 5. Other Information

In October 2000, the Company's Board of Directors declared a two-for-one split of the Company's common stock in the form of a 100 percent common stock dividend. The dividend is payable on December 22, 2000 to shareholders of record as of December 1, 2000.

Item 6. Exhibits

  (a) The following exhibits are filed in response to Item 601 of Regulation
      S-K.

  Exhibit
   Number       Description
  -------       -----------
 Exhibit 15  -- Letter Re Unaudited Interim Financial Information
 Exhibit 27  -- Financial Data Schedule
 Exhibit 99  -- Cautionary Statements

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          UnitedHealth Group Incorporated

        /s/ Stephen J. Hemsley                            Dated: November 3, 2000
 ------------------------------------
          Stephen J. Hemsley          President and Chief
                                       Operating Officer
         /s/ Arnold H. Kaplan                             Dated: November 3, 2000
 ------------------------------------
           Arnold H. Kaplan           Chief Financial
                                       Officer
       /s/ Patrick J. Erlandson                           Dated: November 3, 2000
 ------------------------------------
         Patrick J. Erlandson         Chief Accounting
                                       Officer

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. Article IX of the amended and restated bylaws of UnitedHealth Group provides that UnitedHealth Group shall indemnify officers and directors to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

   UnitedHealth Group also maintains an insurance policy or policies to assist in funding indemnification of directors and officers for certain liabilities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)The following exhibits are filed herewith or incorporated by reference herein:

 Exhibit
 Number  Exhibit Title
 ------- -------------
  2(a)   Agreement and Plan of Merger dated as of October 10, 2000 by and among
         UnitedHealth Group, Leo Acquisition Corp. and Lifemark, as amended
         (included as Annex A to the proxy statement/prospectus contained in this registration statement).
  2(b)   Voting Agreement dated as of October 10, 2000 by and among
         UnitedHealth Group and various Lifemark directors and executive officers (included as Annex B to the proxy statement/prospectus contained in this registration statement).
  3(a)   Articles of Merger amending UnitedHealth Group's Articles of
         Incorporation, effective March 6, 2000. (Incorporated by reference to
         Exhibit 3(a) to UnitedHealth Group's Annual Report on Form 10-K for
         the year ended December 31, 1999.)
  3(b)   Second Restated Articles of Incorporation of UnitedHealth Group.
         (Incorporated by reference to Exhibit 3(a) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1996.)
  3(c)   Amended and Restated Bylaws of UnitedHealth Group. (Incorporated by
         reference to Exhibit 3 to UnitedHealth Group's Quarterly Report on
         Form 10-Q for the quarter ended June 30, 2000.)
  4(a)   Senior Indenture, dated as of November 15, 1998, as amended by an
         Amendment to Indenture dated as of November 6, 2000 between United
         HealthCare Corporation and the Bank of New York. (Incorporated by
         reference to Exhibit 4.1 to UnitedHealth Group's Registration
         Statement on Form S-3 (SEC File No. 333-44569) and to Exhibit 4.2 to
         UnitedHealth Group's Current Report on Form 8-K filed on November 16,
         2000.)
  4(b)   Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. UnitedHealth Group agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

     5 Opinion of General Counsel of UnitedHealth Group regarding the legality of the securities being issued.
     8  Opinion of Bell, Boyd & Lloyd LLC regarding certain tax matters.
 *10(a) United HealthCare Corporation 1990 Stock and Incentive Plan, as amended. (Incorporated by reference to Exhibit 10(f) to UnitedHealth
        Group's Annual Report on Form 10-K for the year ended December 31,
        1992.)
 *10(b) United HealthCare Corporation Amended and Restated 1991 Stock and
        Incentive Plan, Amended and Restated Effective May 14, 1997.
        (Incorporated by reference to Exhibit 10(a) to UnitedHealth Group's
        Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.)
 *10(c) United HealthCare Corporation Non-employee Director Stock Option Plan.
        (Incorporated by reference to Exhibit 10(x) to UnitedHealth Group's
        Annual Report on Form 10-K for the year ended December 31, 1994.)
 *10(d) UnitedHealth Group Leadership Results Plan. (Incorporated by reference to Exhibit 10(d) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(e) UnitedHealth Group's 2000 Executive Savings Plan Brochure.
        (Incorporated by reference to Exhibit 10(e) to UnitedHealth Group's
        Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(f) Employment Agreement, dated as of October 13, 1999, between United
        HealthCare Corporation and William W. McGuire, M.D. (Incorporated by reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1999.)
 *10(g) Employment Agreement dated as of October 13, 1999, between United
        HealthCare Corporation and Stephen J. Hemsley. (Incorporated by reference to Exhibit 10(g) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1999.)
 *10(h) Employment Agreement, dated as of May 19, 1998, between United
        HealthCare Corporation and Arnold H. Kaplan. (Incorporated by reference to Exhibit 10(h) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(i) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Corporation and Lois E. Quam. (Incorporated by reference to
        Exhibit 10(i) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(j) Employment Agreement dated as of January 15, 2000, between United
        HealthCare Corporation and James B. Hudak. (Incorporated by reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(k) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Services, Inc. and Jeannine Rivet. (Incorporated by reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1998.)
 *10(l) Employment Agreement, dated as of May 20, 1998, between United
        HealthCare Services, Inc. and R. Channing Wheeler. (Incorporated by reference to Exhibit 10(c) to UnitedHealth Group's Quarterly Report of
        Form 10-Q for the quarter ended June 30, 1998.)
 *10(m) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Services, Inc. and David J. Lubben. (Incorporated by reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1998.)
 +10(n) Information Technology Services Agreement between The MetraHealth
        Companies, Inc. and Integrated Systems Solutions Corporation dated as of November 1, 1995. (Incorporated by reference to Exhibit 10(t) to
        UnitedHealth Group's Annual Report on Form 10-K for the year ended
        December 31, 1995.)
 +10(o) AARP Health Insurance Agreement by and among American Association of
        Retired Persons, Trustees of the AARP Insurance Plan and United
        HealthCare Insurance Company dated as of February 26, 1997.
        (Incorporated by reference to Exhibit 10(p) to UnitedHealth Group's
        Annual Report on Form 10-K/A for the year ended December 31, 1996.)
 +10(p) First Amendment to the AARP Health Insurance Agreement by and among
        American Association of Retired Persons, Trustees of the AARP Insurance
        Plan and United HealthCare Insurance Company effective January 1, 1998.
        (Incorporated by reference to Exhibit 10(a) to UnitedHealth Group's
        Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.)

 +10(q) Second Amendment to the AARP Health Insurance Agreement by and among
        American Association of Retired Persons, Trustees of the AARP Insurance
        Plan and United HealthCare Insurance Company effective January 1, 1998.
        (Incorporated by reference to Exhibit 10(b) to UnitedHealth Group's
        Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
 +10(r) Information Technology Services Agreement between United HealthCare
        Services, Inc., a wholly owned subsidiary of UnitedHealth Group, and
        Unisys Corporation dated June 1, 1996. (Incorporated by reference to
        Exhibit 10 to UnitedHealth Group's Quarterly Report on Form 10-Q for
        the quarter ended March 31, 1998.)
  11    Statement regarding computation of per share earnings. (Incorporated by reference to the information contained under the heading "Net Earnings
        (Loss) Per Common Share" in Note 2 to the Notes to Consolidated
        Financial Statements included in UnitedHealth Group's Annual Report to
        Shareholders for the fiscal year ended December 31, 1999, which is included as part of Exhibit 13 hereto.)
  13    UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999. (included as Annex G to the proxy statement/prospectus contained in this registration statement.)
  15    Letter Re Unaudited Interim Financial Information.
 **21   Subsidiaries of UnitedHealth Group.
  23(a) Consent of Arthur Andersen LLP with respect to UnitedHealth Group's financial statements.
  23(b) Consent of PricewaterhouseCoopers LLP with respect to Lifemark's financial statements.
  23(c) Consent of Dorsey & Whitney LLP (included in Exhibit 5).
  23(d) Consent of Bell, Boyd & Lloyd LLC (included in Exhibit 8).
  23(e) Consent of Stephens Inc. (included in Exhibit 99.1).
 **24   Power of Attorney.
   99.1 Opinion of Stephens Inc. (included as Annex C to the proxy statement/prospectus contained in this registration statement).
   99.2 Form of Proxy Card.

--------
+ Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Previously filed.
(b) Not applicable.
(c) Opinion of Stephens Inc. (included as Annex C to the proxy statement/prospectus contained in this registration statement).

ITEM 22. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

      (1) that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (2) that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

      (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request;

      (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective; and

      (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on this 12th day of January, 2001.


                                         UNITEDHEALTH GROUP INCORPORATED

                                               /s/ William W. McGuire, M.D.
                                         By____________________________________
                                                 William W. McGuire, M.D.
                                                 Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities indicated on this 12th day of January, 2001.

    /s/ William W. McGuire, M.D.
_________________________________        Director and Chief Executive Officer
      William W. McGuire, M.D.            (principal executive officer)



      /s/ Patrick J. Erlandson
_________________________________
        Patrick J. Erlandson             Chief Financial Officer and Chief
                                          Accounting Officer (principal
                                          financial and accounting officer)

                 *
_________________________________        Director
      William C. Ballard, Jr.

                 *
_________________________________        Director
          Richard T. Burke

                 *
_________________________________        Director
         Stephen J. Hemsley

                 *
_________________________________        Director
          James A. Johnson

                 *
_________________________________        Director
           Thomas H. Kean

____________________*______________________ Director
          Douglas W. Leatherdale

____________________*______________________ Director
             Walter F. Mondale

____________________*______________________ Director
             Mary O. Mundinger

____________________*______________________ Director
              Robert L. Ryan

____________________*______________________ Director
             William G. Spears

____________________*______________________ Director
             Gail R. Wilensky

          /s/ David J. Lubben
*By__________________________________
            David J. Lubben
          As Attorney-In-Fact

                               INDEX TO EXHIBITS

 Exhibit
 Number  Exhibit Title
 ------- -------------
   2(a)  Agreement and Plan of Merger dated as of October 10, 2000 by and among
         UnitedHealth Group, Leo Acquisition Corp. and Lifemark, as amended
         (included as Annex A to the proxy statement/prospectus contained in this registration statement).
   2(b)  Voting Agreement dated as of October 10, 2000 by and among
         UnitedHealth Group and various Lifemark directors and executive officers (included as Annex B to the proxy statement/prospectus contained in this registration statement).
   3(a)  Articles of Merger amending UnitedHealth Group's Articles of
         Incorporation, effective March 6, 2000. (Incorporated by reference to
         Exhibit 3(a) to UnitedHealth Group's Annual Report on Form 10-K for
         the year ended December 31, 1999.)
   3(b)  Second Restated Articles of Incorporation of UnitedHealth Group.
         (Incorporated by reference to Exhibit 3(a) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1996.)
   3(c)  Amended and Restated Bylaws of UnitedHealth Group. (Incorporated by
         reference to Exhibit 3 to UnitedHealth Group's Quarterly Report on
         Form 10-Q for the quarter ended June 30, 2000.)
   4(a)  Senior Indenture, dated as of November 15, 1998, as amended by an
         Amendment to Indenture dated as of November 6, 2000 between United
         HealthCare Corporation and the Bank of New York. (Incorporated by
         reference to Exhibit 4.1 to UnitedHealth Group's Registration
         Statement on Form S-3 (SEC File No. 333-44569) and to Exhibit 4.2 to
         UnitedHealth Group's Current Report on Form 8-K filed on November 16,
         2000.)
   4(b)  Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. UnitedHealth Group agrees to furnish copies thereof to the Securities and Exchange Commission upon request.
    5    Opinion of General Counsel of UnitedHealth Group regarding the legality of the securities being issued.
    8    Opinion of Bell, Boyd & Lloyd LLC regarding certain tax matters.
 *10(a)  United HealthCare Corporation 1990 Stock and Incentive Plan, as
         amended. (Incorporated by reference to Exhibit 10(f) to UnitedHealth
         Group's Annual Report on Form 10-K for the year ended December 31,
         1992.)
 *10(b)  United HealthCare Corporation Amended and Restated 1991 Stock and
         Incentive Plan, Amended and Restated Effective May 14, 1997.
         (Incorporated by reference to Exhibit 10(a) to UnitedHealth Group's
         Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.)
 *10(c)  United HealthCare Corporation Non-employee Director Stock Option Plan.
         (Incorporated by reference to Exhibit 10(x) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1994.)
 *10(d)  UnitedHealth Group Leadership Results Plan. (Incorporated by reference to Exhibit 10(d) to UnitedHealth Group's Annual Report on Form 10-K
         for the year ended December 31, 1999.)
 *10(e)  UnitedHealth Group's 2000 Executive Savings Plan Brochure.
         (Incorporated by reference to Exhibit 10(e) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(f)  Employment Agreement, dated as of October 13, 1999, between United
         HealthCare Corporation and William W. McGuire, M.D. (Incorporated by
         reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999.)
 *10(g)  Employment Agreement dated as of October 13, 1999, between United
         HealthCare Corporation and Stephen J. Hemsley. (Incorporated by
         reference to Exhibit 10(g) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999.)
 *10(h)  Employment Agreement, dated as of May 19, 1998, between United
         HealthCare Corporation and Arnold H. Kaplan. (Incorporated by
         reference to Exhibit 10(h) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999.)

 *10(i) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Corporation and Lois E. Quam. (Incorporated by reference to
        Exhibit 10(i) to UnitedHealth Group's Annual Report on Form 10-K for
        the year ended December 31, 1999.)
 *10(j) Employment Agreement dated as of January 15, 2000, between United
        HealthCare Corporation and James B. Hudak. (Incorporated by reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on Form 10-K for
        the year ended December 31, 1999.)
 *10(k) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Services, Inc. and Jeannine Rivet. (Incorporated by
        reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1998.)
 *10(l) Employment Agreement, dated as of May 20, 1998, between United
        HealthCare Services, Inc. and R. Channing Wheeler. (Incorporated by
        reference to Exhibit 10(c) to UnitedHealth Group's Quarterly Report of
        Form 10-Q for the quarter ended June 30, 1998.)
 *10(m) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Services, Inc. and David J. Lubben. (Incorporated by
        reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1998.)
 +10(n) Information Technology Services Agreement between The MetraHealth
        Companies, Inc. and Integrated Systems Solutions Corporation dated as of November 1, 1995. (Incorporated by reference to Exhibit 10(t) to
        UnitedHealth Group's Annual Report on Form 10-K for the year ended
        December 31, 1995.)
 +10(o) AARP Health Insurance Agreement by and among American Association of
        Retired Persons, Trustees of the AARP Insurance Plan and United
        HealthCare Insurance Company dated as of February 26, 1997.
        (Incorporated by reference to Exhibit 10(p) to UnitedHealth Group's
        Annual Report on Form 10-K/A for the year ended December 31, 1996.)
 +10(p) First Amendment to the AARP Health Insurance Agreement by and among
        American Association of Retired Persons, Trustees of the AARP Insurance
        Plan and United HealthCare Insurance Company effective January 1, 1998.
        (Incorporated by reference to Exhibit 10(a) to UnitedHealth Group's
        Quarterly Report on Form 10-Q for the quarterly period ended June 30,
        1998.)
 +10(q) Second Amendment to the AARP Health Insurance Agreement by and among
        American Association of Retired Persons, Trustees of the AARP Insurance
        Plan and United HealthCare Insurance Company effective January 1, 1998.
        (Incorporated by reference to Exhibit 10(b) to UnitedHealth Group's
        Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
 +10(r) Information Technology Services Agreement between United HealthCare
        Services, Inc., a wholly owned subsidiary of UnitedHealth Group, and
        Unisys Corporation dated June 1, 1996. (Incorporated by reference to
        Exhibit 10 to UnitedHealth Group's Quarterly Report on Form 10-Q for
        the quarter ended March 31, 1998.)
 11     Statement regarding computation of per share earnings. (Incorporated by reference to the information contained under the heading "Net Earnings
        (Loss) Per Common Share" in Note 2 to the Notes to Consolidated
        Financial Statements included in UnitedHealth Group's Annual Report to
        Shareholders for the fiscal year ended December 31, 1999, which is included as part of Exhibit 13 hereto.)
 13     UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999. (included as Annex G to the proxy statement/prospectus contained in this registration statement.)
 15     Letter Re Unaudited Interim Financial Information.
 **21   Subsidiaries of UnitedHealth Group.
  23(a) Consent of Arthur Andersen LLP with respect to UnitedHealth Group's financial statements.
  23(b) Consent of PricewaterhouseCoopers LLP with respect to Lifemark's financial statements.
  23(c) Consent of Dorsey & Whitney LLP (included in Exhibit 5).
  23(d) Consent of Bell, Boyd & Lloyd LLC (included in Exhibit 8).
  23(e) Consent of Stephens Inc. (included in Exhibit 99.1).
 **24   Power of Attorney.
 99.1   Opinion of Stephens Inc. (included as Annex C to the proxy statement/prospectus contained in this registration statement).
 99.2   Form of Proxy Card.

--------
+ Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Previously filed.